   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 1997.

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                METROCALL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             4812                            54-1215634
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            ------------------------

                             6677 RICHMOND HIGHWAY
                           ALEXANDRIA, VIRGINIA 22306
                                 (703) 660-6677
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            WILLIAM L. COLLINS, III
                            CHIEF EXECUTIVE OFFICER
                                METROCALL, INC.
                             6677 RICHMOND HIGHWAY
                           ALEXANDRIA, VIRGINIA 22306
                                 (703) 660-6677
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                With a copy to:

              GEORGE P. STAMAS, ESQ.                             MARTIN H. NEIDELL, ESQ.
            WILMER, CUTLER & PICKERING                        STROOCK & STROOCK & LAVAN LLP
               2445 M STREET, N.W.                                   180 MAIDEN LANE
              WASHINGTON, D.C. 20037                             NEW YORK, NEW YORK 10038
                  (202) 663-6000                                      (212) 806-5836

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC:  As soon as practicable after
the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                                                   PROPOSED
                                                                                                    MAXIMUM
                                                                             PROPOSED MAXIMUM      AGGREGATE
TITLE OF SECURITIES                                          AMOUNT TO BE     OFFERING PRICE       OFFERING         AMOUNT OF
TO BE REGISTERED                                              REGISTERED         PER SHARE         PRICE(1)      REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value $0.01 per share....................       (2)               (2)           $19,981,998         $6,056
------------------------------------------------------------------------------------------------------------------------------
Common Stock Equivalent Convertible Preferred Stock........       (3)               (3)               (3)              (3)
------------------------------------------------------------------------------------------------------------------------------
Series B Junior Convertible Preferred Stock, par value
  $0.01 per share..........................................      1,500            $10,000         $15,000,000         $4,546
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c), based upon the purchase price under the Acquisition Agreement (as defined herein), which requires the issuance of shares of Metrocall Common Stock with a value of $15 million plus 830,333 shares, valued solely for the purpose of calculating the registration fee at the average of the high and low prices per share of Metrocall common stock, par value $.01 per share, on January 31, 1997, as reported on the Nasdaq Stock Market's National Market.

(2) Pursuant to Rule 457(o), the registration fee is calculated on the basis of the maximum aggregate offering price of all the shares of Metrocall Common Stock being registered as set forth in footnote 1.

(3) No separate consideration is being received for the Common Stock Equivalent Preferred Stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    [LETTERHEAD OF PAGE AMERICA GROUP, INC.]

                                                                          , 1997

Dear Shareholder:

    You are cordially invited to attend the Special Meeting of Shareholders (the "Special Meeting") of Page America Group, Inc. ("Page America") to be held at
         a.m., local time, on            , 1997 at               . I hope that
you will be present or represented by proxy at this important meeting.

    At the Special Meeting, you will be asked to approve the Amended and Restated Asset Purchase Agreement dated as of January 30, 1997 (the "Acquisition Agreement") providing for the acquisition (the "Acquisition") by Metrocall, Inc. ("Metrocall") of substantially all of the assets and assumption of certain of the liabilities of Page America in consideration for (A) $25 million in cash,
(B) 1,500 shares of Series B Junior Convertible Preferred Stock of Metrocall having a value upon liquidation or redemption of $15 million, (C) 830,333 shares of Common Stock of Metrocall, and (D) shares of Common Stock of Metrocall or other equity securities valued at $15 million, subject to adjustment based on changes in Page America's Working Capital Deficit (as defined in the Proxy Statement/Prospectus) and decreases in service revenue below specified thresholds. Under the Acquisition Agreement, Metrocall will retain the option to substitute cash at closing for all or a portion of the equity securities that are part of the consideration. In addition, at the Special Meeting you will be asked to approve a plan of complete liquidation and dissolution providing for the liquidation of Page America and the dissolution of Page America as a corporate entity subsequent to consummation of the Acquisition Agreement.

    Consummation of the Acquisition Agreement is subject to satisfaction of certain conditions, including the approval and adoption of the Acquisition Agreement by the shareholders of Page America. The Acquisition Agreement and related matters are described in detail in the accompanying Proxy Statement/Prospectus. A copy of the Acquisition Agreement is attached as Appendix A to the accompanying Proxy Statement/Prospectus.

    The Board of Directors of Page America has determined that the Acquisition is fair to, and in the best interests of, Page America and its shareholders and has approved the Acquisition Agreement. The Board unanimously recommends that you vote FOR the approval of the Acquisition Agreement. Daniels & Associates, L.P., Page America's financial advisor in connection with the Acquisition, has rendered a written opinion to the Board of Directors of Page America to the effect that the Acquisition is fair, from a financial point of view, to Page America. A copy of this opinion is attached as Appendix D to the Proxy Statement/Prospectus.

    The accompanying Notice of Special Meeting and Proxy Statement/Prospectus describe the Acquisition in greater detail and provide specific information concerning the Special Meeting. Please read these materials carefully.

    It is important that you be represented at the Special Meeting, even if you are not able to attend in person. The affirmative vote of the holders of at least two-thirds of the outstanding voting power of Page America is required to approve and adopt the Acquisition Agreement. Consequently, a failure to vote or abstentions will have the same effect as a vote against the Acquisition Agreement. Moreover, brokers cannot vote at the Special Meeting without instructions from shareholders. Shareholders whose shares are held in brokerage accounts are urged to instruct their brokers to vote their shares in favor of the Acquisition. Certain shareholders of Page America who own approximately 48% of the outstanding voting power of Page America have agreed to vote such shares in favor of the Acquisition.

    Please mark, sign and date your proxy card and return it promptly in the enclosed, postage-paid envelope even if you plan to attend the Special Meeting in person. This will not prevent you from voting in person at the Special Meeting, but will assure that your vote is counted if you are unable to attend.

    On behalf of the Board of Directors, we urge you to vote FOR approval of the Acquisition Agreement.

                                          Sincerely,

                                          DAVID A. BARRY
                                          Chairman of the Board and
                                            Chief Executive Officer

                            PAGE AMERICA GROUP, INC.
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                     TO BE HELD ON                   , 1997
                            ------------------------

     NOTICE IS HEREBY GIVEN that a Special Meeting of the shareholders (the "Special Meeting") of Page America Group, Inc., a New York corporation ("Page
America"), will be held on                , 1997, at       a.m., local time, at
               , New York, New York       , for the following purposes:

          1. To consider and act upon a proposal to approve (i) the Amended and Restated Asset Purchase Agreement dated as of January 30, 1997, as the same may be amended from time to time (the "Acquisition Agreement") providing for the acquisition (the "Acquisition") by Metrocall, Inc. ("Metrocall") of substantially all of the assets and assumption of certain of the liabilities of Page America in consideration for (A) $25 million in cash,
     (B) 1,500 shares of Series B Junior Convertible Preferred Stock of Metrocall ("Series B Preferred Stock") having a value upon liquidation or redemption of $15 million, (C) 830,333 shares of Common Stock of Metrocall, and (D) shares of Common Stock of Metrocall or other equity securities valued at $15 million, subject to adjustment based on changes in Page America's Working Capital Deficit (as defined in the Proxy Statement/Prospectus) and decreases in service revenue below specified thresholds and (ii) the Plan of Complete Liquidation and Dissolution (the "Plan of Liquidation"), providing for the liquidation of Page America and the dissolution of Page America as a corporate entity subsequent to the Acquisition. Under the Acquisition Agreement, Metrocall will retain the option to substitute cash at closing for all or a portion of the equity securities that are part of the consideration.

          2. To transact such other business as may properly come before the Special Meeting and any adjournment or postponement thereof.

     Copies of the Acquisition Agreement and the Plan of Liquidation are included as Appendix A and Appendix B, respectively, to the accompanying Proxy Statement/Prospectus.

     The affirmative vote of the holders of at least two-thirds of the votes entitled to be voted at the Special Meeting is required to approve the Acquisition Agreement and the Plan of Liquidation. Holders of record of outstanding shares of Page America's Common Stock, $.10 par value per share ("Page America Common Stock"), and Series One Convertible Preferred Stock, $.01 par value per share ("Series One Preferred Stock"), as of the close of business
on                , 1997 (the "Record Date") will be entitled to vote together as a single class at the Special Meeting, with the holders of Page America Common Stock entitled to one vote per share and the Series One Preferred Stock entitled to 22.22 votes per share (the number of shares of Page America Common Stock into which it is convertible). At such date, there were outstanding and
entitled to vote           shares of Page America Common Stock and 286,361
shares of Series One Preferred Stock.

     Certain shareholders of Page America, who in the aggregate beneficially owned approximately 6,097,125 shares of Page America Common Stock and 198,496 shares of Series One Preferred Stock as of the Record Date, or approximately 48% of the voting rights as of the Record Date, have entered into an agreement to vote all of their shares of Page America Common Stock and Series One Preferred Stock for the approval of the Acquisition Agreement.

     THE BOARD OF DIRECTORS OF PAGE AMERICA HAS UNANIMOUSLY APPROVED THE TERMS OF THE PROPOSED ACQUISITION AGREEMENT, THE PLAN OF LIQUIDATION AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT PAGE AMERICA'S SHAREHOLDERS VOTE TO APPROVE THE ACQUISITION AGREEMENT, THE PLAN OF LIQUIDATION AND THE TRANSACTIONS CONTEMPLATED THEREBY.

     If the Acquisition is consummated, holders of Page America Common Stock and Series One Preferred Stock who do not vote in favor of the Acquisition Agreement and who perfect their statutory appraisal rights under Section 623 of the New York Business Corporation Law (the "NYBCL") will have the right to seek appraisal of their shares. See "Dissenters' Rights of Page America Shareholders" in the accompanying Proxy Statement/Prospectus for a statement of the rights of such shareholders and a description of the procedures required to be followed by shareholders to obtain appraisal of their shares. A copy of Section 623 of the NYBCL is attached as Appendix C to the accompanying Proxy Statement/Prospectus.

     Only shareholders of record of Page America Common Stock and Series One
Preferred Stock at the close of business on           , 1997, the record date
for the Special Meeting, will be entitled to notice of, and to vote at, the Special Meeting and at any adjournment or postponement thereof.

                                          By order of the Board of Directors

                                          MARTIN H. NEIDELL
                                          Secretary

New York, New York
               , 1997

                            YOUR VOTE IS IMPORTANT.

     IN ORDER TO ASSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED. THE ENVELOPE REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING.

     YOUR PROXY MAY BE REVOKED AT ANY TIME BEFORE IT IS VOTED BY SIGNING AND RETURNING A LATER DATED PROXY WITH RESPECT TO THE SAME SHARES, BY FILING WITH THE SECRETARY OF PAGE AMERICA A WRITTEN REVOCATION BEARING A LATER DATE, OR BY ATTENDING AND VOTING AT THE SPECIAL MEETING.

                            PAGE AMERICA GROUP, INC.

                                PROXY STATEMENT
                                      FOR
        SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON             , 1997

                                METROCALL, INC.

                                   PROSPECTUS

                           REGARDING THE ISSUANCE OF
               SHARES OF METROCALL COMMON STOCK, $.01 PAR VALUE PER SHARE
         SHARES OF METROCALL COMMON STOCK EQUIVALENT CONVERTIBLE PREFERRED STOCK
                   AND SHARES OF METROCALL SERIES B JUNIOR CONVERTIBLE
                   PREFERRED STOCK, $0.01 PAR VALUE PER SHARE

    This Proxy Statement/Prospectus of Page America Group, Inc., a New York corporation ("Page America"), is being furnished to holders of Page America's Common Stock, $.10 par value per share ("Page America Common Stock") and Series One Convertible Preferred Stock, $.01 par value per share (the "Series One Preferred Stock"), in connection with the solicitation of proxies by Page America's Board of Directors (the "Page America Board") for use at the Special Meeting of Shareholders of Page America (the "Special Meeting") to be held on
         , 1997, at            , New York, New York          , at     a.m.,
local time, and any adjournment or postponement thereof.

    The shareholders of Page America will be asked to consider and vote upon approval of (i) the Amended and Restated Asset Purchase Agreement dated as of January 30, 1997, as the same may be amended from time to time (the "Acquisition Agreement") providing for the acquisition (the "Acquisition") by Metrocall, Inc., a Delaware corporation ("Metrocall"), of substantially all of the assets and assumption of certain of the liabilities of Page America in consideration for (A) $25 million in cash, (B) 1,500 shares of Series B Junior Convertible Preferred Stock of Metrocall ("Series B Preferred Stock") having a value upon liquidation or redemption ("Stated Value") of $15 million, (C) 830,333 shares of Common Stock, $.01 par value per share, of Metrocall ("Metrocall Common Stock,") and (D) shares of Common Stock of Metrocall or other equity securities having a Share Value (as defined below) equal to $15 million, subject to adjustment based on changes in Page America's Working Capital Deficit (as defined in this Proxy Statement/ Prospectus) and decreases in service revenue below specified thresholds and (ii) the Plan of Complete Liquidation and Dissolution (the "Plan of Liquidation"), providing for the liquidation of Page America and the dissolution of Page America as a corporate entity subsequent to the Acquisition. Under the Acquisition Agreement, Metrocall will retain the option to substitute cash at closing for all or a portion of the equity securities that are part of the consideration.

    The number of shares of Metrocall Common Stock to be issued pursuant to paragraph D above shall be equal to $15 million, as adjusted, divided by the average of the last sales price per share of Metrocall Common Stock on the Nasdaq Stock Market (the "NNM") for the 10 trading days ending immediately prior to the Closing Date (the "Share Value"). In the event that at the Closing Date the number of shares of Metrocall Common Stock authorized under its Certificate of Incorporation and unissued and not reserved for other purposes ("Available Shares") is less than the number of shares of Metrocall Common Stock to be issued to Page America pursuant to the Acquisition, then Metrocall shall issue that number of fractional shares of a series of preferred stock ("Common Stock Equivalents") equal to the excess of the number of shares to be issued over the Available Shares. The Common Stock Equivalents will have voting, dividend, liquidation and other rights equivalent to the Metrocall Common Stock. Metrocall has agreed to seek to cause its Certificate of Incorporation to be amended to increase its authorized capital stock to 60 million shares, and holders representing 38.2% of the outstanding Metrocall Common Stock have agreed to vote in favor of this amendment. If such proposal is approved, any Common Stock Equivalents would automatically be converted on a one-for-one basis into Metrocall Common Stock. If such proposal is not approved by June 1, 1997, any Common Stock Equivalents would be converted into Series B Preferred Stock having a Stated Value equal to the number of Common Stock Equivalents multiplied by the Share Value. In the event the total number of shares of Metrocall Common Stock or Common Stock Equivalents to be issued pursuant to paragraph D exceeds 4,000,000 shares, Metrocall will issue an aggregate of 4,000,000 shares and will issue an additional number of shares of Series B Preferred Stock having a Stated Value equal to the difference between $15 million, as adjusted, and the Share Value of 4,000,000 shares of Metrocall Common Stock or Common Stock Equivalents. See "Description of Metrocall Capital Stock -- Series B Preferred Stock" and
"-- Common Stock Equivalents."

    Copies of the Acquisition Agreement and the Plan of Liquidation are included as Appendix A and Appendix B, respectively, to this Proxy Statement/Prospectus.

    The Proxy Statement/Prospectus also constitutes a prospectus of Metrocall with respect to shares of Metrocall Common Stock, shares of Metrocall Common Stock Equivalent Convertible Preferred Stock ("Common Stock Equivalents") and shares of Series B Preferred Stock to be issued to Page America pursuant to the Acquisition Agreement, shares of Metrocall Common Stock to be issued upon conversion of the Common Stock Equivalents and the resale of Metrocall Common Stock by affiliates of Page America.

    Metrocall Common Stock is listed for trading on the NNM under the trading symbol "MCLL." On January 31, 1997, the last reported sale price of a share of Metrocall Common Stock on the NNM was $5 7/8.
                            ------------------------

     SEE "RISK FACTORS," BEGINNING ON PAGE 13 FOR INFORMATION THAT SHOULD BE CONSIDERED REGARDING THE SECURITIES OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

    THE ACQUISITION AND THE PLAN OF LIQUIDATION CONSTITUTE MATTERS OF GREAT
      IMPORTANCE TO PAGE AMERICA'S SHAREHOLDERS. ACCORDINGLY, PAGE AMERICA SHAREHOLDERS ARE URGED TO READ AND CONSIDER CAREFULLY THE INFORMATION PRESENTED
                      IN THIS PROXY STATEMENT/PROSPECTUS.
                            ------------------------

    This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to the holders of Page America Common Stock and Series One
Preferred Stock on or about          , 1997.

        The date of this Proxy Statement/Prospectus is           , 1997.

                             AVAILABLE INFORMATION

     Page America and Metrocall are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports and other information with the Securities and Exchange Commission (the "Commission"). All such reports and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Such reports and other information filed with the Commission may also be available at the Commission's site on the World Wide Web located at http://www.sec.gov. Copies of such documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such materials and other information concerning Metrocall can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Metrocall has filed with the Commission, under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-4 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") with respect to Metrocall Common Stock, Common Stock Equivalents and Series B Preferred Stock issuable in connection with the Acquisition, and with respect to the resale of Metrocall Common Stock by affiliates of Page America, and Metrocall Common Stock issuable upon conversion of Common Stock Equivalents. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     All information contained in this Proxy Statement/Prospectus with respect to Metrocall has been furnished by Metrocall and all information herein with respect to Page America has been furnished by Page America.
                            ------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PAGE AMERICA OR METROCALL. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES BE DEEMED TO IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF METROCALL OR PAGE AMERICA OR ANY OF THEIR SUBSIDIARIES OR IN THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the Commission by Metrocall (File No. 0-21924) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

           1. Metrocall's Annual Report on Form 10-K for the year ended December 31, 1995;

           2. Metrocall's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

           3. Metrocall's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

           4. Metrocall's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996;

           5. Metrocall's Proxy Statement for the Annual Meeting of Shareholders held on May 1, 1996;

           6. Metrocall's Current Report on Form 8-K filed on May 20, 1996;

           7. Metrocall's Current Report on Form 8-K filed on July 31, 1996;

           8. Metrocall's Current Report on Form 8-K filed on August 13, 1996;

           9. Metrocall's Current Report on Form 8-K filed on September 13, 1996 and amended on October 1, 1996;

          10. Metrocall's Current Report on Form 8-K filed on November 7, 1996;

          11. Metrocall's Current Report on Form 8-K filed on November 15, 1996;

          12. Metrocall's Current Report on Form 8-K filed on November 21, 1996;

          13. Metrocall's Current Report on Form 8-K filed on January 9, 1997;
     and

          14. Metrocall's Current Report on Form 8-K filed on January 27, 1997.

     All documents and reports subsequently filed by Metrocall pursuant to
Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS RELATED TO METROCALL BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED HEREIN BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, WITHOUT CHARGE, ON WRITTEN OR ORAL REQUEST DIRECTED TO METROCALL, INC., 6677 RICHMOND HIGHWAY, ALEXANDRIA, VIRGINIA 22306, ATTENTION: SHIRLEY B. WHITE, ASSISTANT SECRETARY (TELEPHONE NUMBER: (703)660-6677). IN ORDER TO ENSURE TIMELY DELIVERY
OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY             , 1997.

                               TABLE OF CONTENTS

                                                                                     PAGE NO.
                                                                                     --------
Summary............................................................................       1
  The Parties......................................................................       1
     Page America..................................................................       1
     Metrocall.....................................................................       1
  The Special Meeting..............................................................       1
  Risk Factors.....................................................................       2
  The Acquisition Agreement........................................................       2
  The Acquisition..................................................................       3
  Page America's Plan of Liquidation...............................................       4
  Conditions to the Acquisition....................................................       4
  Closing Date.....................................................................       4
  Recommendations of the Page America Board of Directors...........................       4
  Listing..........................................................................       5
  Escrow of Cash Consideration.....................................................       5
  Registration Rights Agreement....................................................       5
  Opinion of Page America's Financial Advisor......................................       5
  Regulatory Approvals.............................................................       5
  Dissenters' Rights...............................................................       5
  Accounting Treatment.............................................................       6
  Certain Federal Income Tax Consequences..........................................       6
  Market Price and Dividends.......................................................       6
  Summary Historical Consolidated Financial Data...................................       8
  Summary Unaudited Pro Forma Condensed Combined Financial Data....................      10
  Comparative Unaudited Per Share Data.............................................      12
Risk Factors.......................................................................      13
  No Assurance of Distribution to Page America's Shareholders......................      13
  Substantial Indebtedness of Metrocall............................................      13
  Challenges of Business Integration...............................................      13
  Possible Impact of Competition and Technological Change..........................      14
  History of Net Losses............................................................      15
  Subscriber Turnover..............................................................      15
  Potential for Change in Regulatory Environment...................................      15
  Reliance on Key Personnel........................................................      15
  Conversion and Redemption of Series B Preferred Stock and Common Stock
     Equivalents...................................................................      15
  No Trading Market for Common Stock Equivalents and Series B Preferred Stock;
     Restrictions on Transfer......................................................      16
  Other Rights of the Series B Preferred Stock.....................................      16
  No Anticipated Stockholder Distributions.........................................      16
  Possible Volatility of Stock Price; Shares Eligible for Future Sale..............      16
  Concentration of Ownership.......................................................      17
  Anti-Takeover and Other Provisions...............................................      17
  Potential Conflicts of Interest..................................................      18
  Forward-Looking Statements.......................................................      18
The Special Meeting................................................................      19
  General..........................................................................      19
  Purpose of the Special Meeting...................................................      19

                                                                                     PAGE NO.
                                                                                       ----
  Record Date; Vote Required.......................................................      19
  Voting and Revocation of Proxies.................................................      19
  Solicitation of Proxies..........................................................      20
The Acquisition....................................................................      21
  General..........................................................................      21
  Background of the Acquisition....................................................      21
  Reasons of the Page America Board of Directors; Factors Considered...............      23
  Opinion of Page America's Financial Advisor......................................      24
  Accounting Treatment.............................................................      26
  Regulatory Approvals.............................................................      26
     Antitrust.....................................................................      26
     FCC...........................................................................      27
  The Acquisition Agreement........................................................      27
     Representations and Warranties................................................      27
     Possible Adjustments in the Stock Consideration...............................      27
     Certain Covenants.............................................................      28
     Consideration of Other Proposals..............................................      28
     Other Conditions to the Acquisition...........................................      29
     Indemnification...............................................................      29
     Amendment, Waiver and Termination.............................................      29
  Listing..........................................................................      30
  Conflicts of Interest............................................................      30
  Interest of Management in the Acquisition........................................      30
  Escrow of Consideration..........................................................      31
  Registration Rights Agreements...................................................      31
  Stockholders Agreement...........................................................      31
  Consequences under Federal Securities Laws.......................................      32
Plan of Liquidation................................................................      33
  General..........................................................................      33
  Assets and Liabilities of Page America after the Acquisition.....................      33
     Liabilities...................................................................      33
     Assets........................................................................      34
  Implementation of the Plan of Liquidation........................................      34
  Certain Federal Income Tax Consequences..........................................      36
     Federal Income Tax Treatment of Holders of Series One Preferred Stock.........      36
     Federal Income Tax Treatment of Holders of Page America Common Stock..........      36
Dissenters' Rights of Page America Shareholders....................................      37
Description of Metrocall Capital Stock.............................................      40
  Common Stock.....................................................................      40
  Series A Preferred Stock.........................................................      41
  Series B Preferred Stock.........................................................      43
  Common Stock Equivalents.........................................................      43
  Warrants.........................................................................      44
  Indexed Variable Common Rights ("VCRs")..........................................      44
Comparison of Shareholder Rights...................................................      44
Business of Page America...........................................................      50
  General..........................................................................      50
  Sale of California and Florida Operations........................................      50

                                                                                     PAGE NO.
                                                                                     --------
  Restructuring of Debt............................................................      50
  Background of the Paging Industry................................................      51
  Business Strategy................................................................      51
  Paging Services..................................................................      52
  Technical Facilities.............................................................      54
  Marketing........................................................................      54
  Regulation.......................................................................      55
  Competition......................................................................      57
  Employees........................................................................      57
  Properties.......................................................................      57
  Legal Proceedings................................................................      58
  Selected Consolidated Historical Financial and Statistical Data of Page
     America.......................................................................      59
  Management's Discussion and Analysis of Financial Condition and Results of
     Operations
     of Page America...............................................................      60
     Results of Operations.........................................................      60
     Nine Months Ended September 30, 1996 Compared with Nine Months Ended September
      30, 1995.....................................................................      60
     Year Ended December 31, 1995 Compared with Year Ended December 31, 1994.......      61
     Year Ended December 31, 1994 Compared with Year Ended December 31, 1993.......      62
     Liquidity and Capital Resources...............................................      63
     Inflation and Changing Prices.................................................      64
  Directors and Executive Officers of Page America.................................      64
  Executive Compensation...........................................................      65
  Agreements.......................................................................      65
  Stock Option Grants and Exercises................................................      66
  Security Ownership of Certain Beneficial Owners and Management...................      67
  Certain Relationships and Related Transactions...................................      68
Management of Metrocall............................................................      69
Pro Forma Combined Financial Data..................................................      72
Notes to Unaudited Pro Forma Condensed Combined Financial Statements...............      76
Other Matters......................................................................      80
Miscellaneous......................................................................      80
Legal Matters......................................................................      80
Index to Consolidated Financial Statements.........................................     F-1
  Appendix A  Acquisition Agreement................................................     A-1
  Appendix B  Plan of Complete Liquidation and Dissolution.........................     B-1
  Appendix C  Sections 623 and 910 of the New York Business Corporation Law........     C-1
  Appendix D  Opinion of Daniels & Associates, L.P. ...............................     D-1

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus and in the documents incorporated herein by reference. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information and financial statements contained elsewhere in this Proxy Statement/Prospectus and the Appendices hereto or incorporated herein by reference. PAGE AMERICA SHAREHOLDERS ARE URGED TO CAREFULLY REVIEW THE ENTIRE PROXY STATEMENT/PROSPECTUS, INCLUDING THE APPENDICES HERETO AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, BEFORE VOTING ON THE MATTERS DISCUSSED HEREIN. Unless the context indicates otherwise, the term "Page America" as used herein refers to Page America Group, Inc. and its subsidiaries.

THE PARTIES

  Page America

     Page America provides paging, messaging and information products and services through networks which it owns and operates as a radio common carrier ("RCC") under licenses from the Federal Communications Commission (the "FCC"). As of September 30, 1996, Page America provided paging services to approximately 216,000 pagers in geographic areas encompassing a total population of 34 million people.

     Page America's strategy is to concentrate its operations in major metropolitan markets in which it may achieve both critical mass and a substantial market share position. Page America targets specific user segments and, through its broad distribution capabilities, markets and delivers its comprehensive package of paging and value-added messaging services to each particular segment. Page America has secured licenses for multiple channels in each of its markets and has developed networks which can support significant future growth in paging units as well as value-added messaging and information services. Page America emphasizes customer ownership of pagers, as compared to leasing of pagers, which significantly reduces Page America's capital costs. At September 30, 1996, approximately 74 percent of Page America's units in service were owned by customers or resellers.

     Page America was incorporated in 1976 under the laws of the State of New York. Page America's principal executive offices are located at 125 State Street, Hackensack, New Jersey 07601, and its telephone number is (201) 342-6676.

  Metrocall

     Metrocall had 1,405,933 pagers in service at September 30, 1996, providing local, regional and nationwide paging and other wireless messaging services. Metrocall currently operates regional and nationwide paging networks throughout the United States and has historically concentrated its selling efforts in six operating regions: (i) the Northeast (Massachusetts through Delaware); (ii) the Mid-Atlantic (Maryland and the Washington, D.C. metropolitan area); (iii) the Southeast (Virginia and Florida); (iv) the Southwest (primarily Texas); and (v) the West (California, Nevada and Arizona). Through the Metrocall Nationwide Wireless Network, Metrocall can provide paging services in all 50 states and approximately 1,000 U.S. cities which include the top 100 Standard Metropolitan Statistical Areas ("SMSAs").

     On November 15, 1996, Metrocall completed the acquisition (the "A+ Network Merger") of A+ Network, Inc. ("A+ Network"), adding approximately 660,000 subscribers. On a combined basis (pro forma for acquisition of the Page America assets), Metrocall would service a total subscriber base consisting of approximately 2.3 million units in service, and would constitute the fifth largest paging company in the United States. Metrocall was organized as a Delaware corporation in October 1982. Metrocall Common Stock is traded on the Nasdaq National Market under the symbol "MCLL." Metrocall's principal executive offices are located at 6677 Richmond Highway, Alexandria, Virginia 22306 and its telephone number is (703) 660-6677. Unless the context otherwise requires, all references to Metrocall shall mean Metrocall prior to the consummation of the Acquisition.

THE SPECIAL MEETING

     The Special Meeting will be held on             , 1997, at      a.m., local
time, at                         , New York, New York       . At the Special
Meeting, Page America shareholders will be asked to consider and act upon a proposal to approve the Acquisition Agreement and the Plan of Liquidation. The affirmative vote of the holders of at least two-thirds of the votes entitled to be cast at the Special Meeting is required to approve the Acquisition Agreement and the Plan of Liquidation.

     Holders of record of Page America Common Stock and Series One Preferred
Stock as of the close of business on             , 1997 (the "Record Date") will
be entitled to vote together as a single class at the Special Meeting, with the holders of Page America Common Stock entitled to one vote per share and the holders of Series One Preferred Stock entitled to 22.22 votes per share (the number of shares of Page America Common Stock into which it is convertible). At
such date, there were outstanding and entitled to vote           shares of Page
America Common Stock and 286,361 shares of Series One Preferred Stock. Certain shareholders of Page America, who in the aggregate beneficially owned approximately 6,097,125 shares of Page America Common Stock and 198,496 shares of Series One Preferred Stock as of the Record Date, or approximately 48% of the voting rights as of the Record Date, have entered into an agreement (the "Stockholders Agreement") to vote all of their shares of Page America Common Stock and Series One Preferred Stock for the approval of the Acquisition Agreement. See "The Acquisition -- The Stockholders Agreement." As of the Record Date, directors and executive officers of Page America as a group beneficially
owned      shares of Page America Common Stock and           shares of Series
One Preferred Stock (including      shares of Page America Common Stock and
          shares of Series One Preferred Stock subject to the Stockholders
Agreement), or approximately      % of the voting rights as of the Record Date.
All of such persons have advised Page America that they intend to vote "for" the Acquisition Agreement and the Plan of Liquidation. PAGE AMERICA'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE ACQUISITION AGREEMENT AND THE PLAN OF LIQUIDATION.

     The presence, either in person or by proxy, of persons entitled to cast a majority of the total votes entitled to be voted is necessary to constitute a quorum for the transaction of business at the Special Meeting. However, as at least two-thirds of the votes entitled to be cast at the Special Meeting are required to approve the Acquisition Agreement and the Plan of Liquidation, at least this number of votes must be present. A shareholder giving a proxy may revoke it at any time before it is voted by filing with the Secretary of Page America written notice of revocation or by appearing at the meeting and voting in person. A prior proxy is automatically revoked by a shareholder delivering a valid proxy to the Secretary of Page America bearing a later date. Shares represented by all valid proxies will be voted in accordance with the instructions contained in the proxies. In the absence of instructions, shares represented by valid proxies will be voted in favor of approving the Acquisition Agreement and the Plan of Liquidation.

     Shares that are not present in person or by proxy and abstentions will effectively be a vote against the Acquisition Agreement and the Plan of Liquidation.

RISK FACTORS

     Shareholders should carefully consider certain risk factors in evaluating the Acquisition and the Plan of Liquidation. See "Risk Factors."

THE ACQUISITION AGREEMENT

     The Acquisition Agreement sets forth the principal terms on which the Acquisition will be consummated and the rights of Page America to receive the Consideration (as defined below). The Acquisition Agreement contains representations, warranties, covenants and agreements of the parties, and provides specific conditions to the consummation of the Acquisition and terms under which the Acquisition may be terminated or abandoned. See "The Acquisition -- The Acquisition Agreement."

     The Acquisition Agreement also requires Metrocall and Page America to enter into registration rights agreements with respect to the Metrocall Common Stock to be issued to Page America and an escrow agreement with respect to $4 million (the "Escrowed Consideration") of the Metrocall Common Stock or Common Stock Equivalents to be issued to Page America. See "The Acquisition -- Escrow of Consideration."

     The Acquisition Agreement may be terminated (i) by mutual consent of Metrocall and Page America; (ii) by either Metrocall or Page America if any court of competent jurisdiction in the United States or other

United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Acquisition (including FCC denial of required license assignments) and such order, decree, ruling or other action shall have become final and nonappealable;
(iii) by either Metrocall or Page America if there has been a failure to comply with conditions precedent of the other party (other than by reason of the material breach by such terminating party of any of its representations, warranties, covenants or agreements set forth in the Acquisition Agreement), and such noncompliance shall not have either been cured within five days after receipt of written notice from the terminating party or the waiver by the terminating party of such conditions; (iv) by either Metrocall or Page America if there has been a breach of any of Page America's representations, warranties or covenants, which breach shall, in Metrocall's good faith estimation, cost $500,000 or more to cure, and Page America is unable or unwilling to cure the same, or such breach is not capable of being cured; (v) by Metrocall if there is a loss or damage to any of Page America's assets resulting from fire, theft or other casualty which is so substantial as to prevent the normal operation of any material portion of Page America's business or the replacement or restoration of the lost or damaged material asset within 30 days after the occurrence of the event resulting in the loss or damage; (vi) by Page America if Page America receives a proposal from a third party that is financially superior to the transactions contemplated by the Acquisition Agreement and is reasonably capable of being financed (as determined in each case in good faith by the Page America Board after consultation with Page America's financial advisors) and Page America and Metrocall do not agree to make adjustments to the Acquisition Agreement so as to enable Metrocall to match or better the proposal; and (vii) by either Metrocall or Page America if the Acquisition has not occurred on or before July 1, 1997. See "The Acquisition -- The Acquisition
Agreement -- Amendment, Waiver and Termination."

THE ACQUISITION

     Shareholders of Page America will vote on the Acquisition Agreement and the Plan of Liquidation. Upon consummation of the Acquisition (i) Metrocall will acquire substantially all of the assets and assume certain of the liabilities of Page America and (ii) Page America will receive (A) $25 million in cash (the "Cash Consideration"), (B) 1,500 shares of Series B Preferred Stock of Metrocall having a value upon liquidation or redemption ("Stated Value") of $15 million,
(C) 830,333 shares of Metrocall Common Stock, and (D) shares of Metrocall Common Stock or other equity securities having a Share Value equal to $15 million, subject to adjustment based on changes in Page America's Working Capital Deficit and decreases in service revenue below specified thresholds (the consideration payable pursuant to paragraphs B, C and D above being collectively referred to as the "Stock Consideration" and together with the Cash Consideration, the "Consideration"). Under the Acquisition Agreement, Metrocall will retain the option to substitute cash at closing for all or a portion of the Stock Consideration. The number of shares of Metrocall Common Stock to be received by shareholders of Page America pursuant to paragraph (D) above shall be equal to $15 million, as adjusted, divided by the average of the last sales price per share of Metrocall Common Stock on the NNM for the 10 consecutive trading days ending immediately prior to the Closing Date (the "Share Value"). In the event that at the Closing Date the number of shares of Metrocall Common Stock authorized under Metrocall's Amended and Restated Certificate of Incorporation (as amended from time to time, the "Metrocall Certificate") and unissued and not reserved for other purposes ("Available Shares") is less than the number of shares of Metrocall Common Stock to be issued to Page America pursuant to the Acquisition, then Metrocall shall issue that number of fractional shares of a series of preferred stock ("Common Stock Equivalents") equal to the excess of the number of shares to be issued over the Available Shares. The Common Stock Equivalents will have voting, dividend, liquidation and other rights equivalent to the Metrocall Common Stock. Metrocall has agreed to seek to cause the Metrocall Certificate to be amended to increase its authorized capital stock to 60 million shares, and holders representing 38.2% of the outstanding Metrocall Common Stock have agreed to vote in favor of this amendment. If such proposal is approved, any Common Stock Equivalents would automatically be converted on a one-for-one basis into Metrocall Common Stock. If such proposal is not approved by June 1, 1997, any Common Stock Equivalents would be converted into Series B Preferred Stock having a Stated Value equal to the number of Common Stock Equivalents multiplied by the Share Value. In the event the total number of shares of Metrocall Common Stock or Common Stock Equivalents to be issued pursuant to paragraph D exceeds 4,000,000 shares, Metrocall will issue an aggregate of 4,000,000 shares and will issue an additional number of shares of Series B Preferred Stock having a Stated

Value equal to the difference between $15 million, as adjusted, and the Share Value of 4,000,000 shares of Metrocall Common Stock or Common Stock Equivalents. See "Description of Metrocall Capital Stock -- Series B Preferred Stock" and
"-- Common Stock Equivalents." There is no provision for termination of the Acquisition Agreement in the event that the Share Value is less than or exceeds specified amounts.

PAGE AMERICA'S PLAN OF LIQUIDATION

     Upon the closing of the Acquisition, the Plan of Liquidation provides that
(i) Page America will continue in existence for the sole purpose of winding up its affairs, and that it shall not thereafter engage in any business activities other than activities related to the implementation of the Plan of Liquidation,
(ii) Page America shall take all necessary action to settle and discharge, or otherwise provide for, all of its remaining liabilities either through the payment of monies received as the Cash Consideration, the delivery of shares of Metrocall Common Stock, Common Stock Equivalents or Series B Preferred Stock received as the Stock Consideration pursuant to the Acquisition Agreement and/or pursuant to the sale of any or all of such shares and the application of the proceeds of the sale of such shares to the payment of Page America's remaining liabilities, (iii) upon the settlement and discharge of, or other provision for, all of Page America's liabilities, Page America shall transfer all of its remaining assets, including the transfer in kind of any shares of Metrocall Common Stock then owned by Page America, to its shareholders in accordance with their respective rights and interests (less any assets retained as reasonable provisions to meet claims, including unasserted, contingent, conditional or unmatured liabilities or expenses, and specifically set aside for such purpose) and (iv) Page America shall thereafter dissolve as a corporate entity.

     The Cash Consideration, together with other cash available to Page America, will not be sufficient to satisfy Page America's liabilities. Page America must seek the agreement of its bank lenders, holders of subordinated notes and other creditors in order to discharge its liabilities. In addition, the Acquisition will require the consent of Page America's bank lenders to the Acquisition and to the release of their liens on Page America's assets. There can be no assurance that any such consents or agreements will be received. The value of the assets of Page America to be available for distribution to its shareholders upon liquidation and dissolution cannot be ascertained at this time and will depend, among other things, on agreements reached with Page America's creditors and holders of Series One Preferred Stock and on the market value of the shares of Metrocall Common Stock, Common Stock Equivalents and Series B Preferred Stock received by Page America pursuant to the Acquisition Agreement. Upon the completion of the Acquisition, Page America will not conduct any ongoing business operations or generate any revenues by reason thereof. See "Plan of Liquidation -- Implementation of the Plan of Liquidation."

CONDITIONS TO THE ACQUISITION

     The obligations of Metrocall and Page America to effect the Acquisition are subject to the satisfaction or waiver of certain conditions, including, among other things (i) approval of the transactions contemplated by the Acquisition Agreement by the shareholders of Page America, (ii) the representations and warranties of Metrocall and Page America being true and correct as of the Closing Date, (iii) the performance by Metrocall and Page America of the terms of the Acquisition Agreement and (iv) the receipt by Metrocall and Page America of certain officers certificates and opinions of counsel. See "The
Acquisition -- The Acquisition Agreement."

     The consummation of the Acquisition is also subject to certain regulatory approvals. See "-- Regulatory Approvals" and "The Acquisition -- Regulatory Approvals."

CLOSING DATE

     The Closing Date for the Acquisition will occur on the first day of the calendar month following the satisfaction or waiver of all the conditions set forth in the Acquisition Agreement, including the approval by the shareholders of Page America of the Acquisition Agreement and the Plan of Liquidation.

RECOMMENDATION OF THE PAGE AMERICA BOARD OF DIRECTORS

     The Page America Board has unanimously authorized and approved the Acquisition Agreement and the Plan of Liquidation and has determined that the terms of the proposed Acquisition are fair to and in the best interests of the shareholders of Page America. The Page America Board unanimously recommends to the shareholders of Page America that the shareholders vote for approval of the Acquisition Agreement and the Plan of Liquidation. See "The
Acquisition -- Background of the Acquisition" and "The Acquisition -- Reasons of the Page America Board of Directors; Factors Considered."

LISTING

     Metrocall Common Stock trades on the NNM. Metrocall intends to apply to have the Metrocall Common Stock issued to Page America pursuant to the Acquisition Agreement included in the Nasdaq Stock Market upon consummation of the Acquisition. Neither the Common Stock Equivalents nor the Series B Preferred Stock is expected to trade on the NNM or be listed on any other exchange. See "The Acquisition -- Listing."

ESCROW OF CONSIDERATION

     Metrocall Common Stock or Common Stock Equivalents issued to Page America having a share value of $4 million will be held in escrow until April 1, 1998 in order to satisfy, at least in part, any indemnification claims made by Metrocall against Page America pursuant to the provisions of the Acquisition Agreement. See "The Acquisition -- Escrow of Consideration."

REGISTRATION RIGHTS AGREEMENTS

     Page America and certain shareholders of Page America will be granted certain registration rights with respect to the Metrocall Common Stock issued to Page America. See "The Acquisition -- Registration Rights Agreements."

OPINION OF PAGE AMERICA'S FINANCIAL ADVISOR

     Daniels & Associates, L.P. ("Daniels") has rendered its opinion to the Page
America Board dated                , 1997 that, as of the date of such opinion
and based upon and subject to certain matters stated therein, the Acquisition is fair, from a financial point of view, to Page America. See "The Acquisition -- Opinion of Page America's Financial Advisor" and Appendix D.

REGULATORY APPROVALS

     The Acquisition is subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which provides that certain transactions may not be consummated until required information and material have been furnished to the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and certain waiting periods have expired or been terminated. On September 20, 1996, Metrocall and Page America each filed the required information and material with the DOJ and the FTC. The statutory waiting period under the HSR Act terminated on October 27, 1996.

     The paging industry is a highly regulated industry. The consummation of the Acquisition is conditioned upon, among other things, Page America and Metrocall having obtained the consent and approval of the FCC to the assignment or transfer of all licenses, permits, franchises and authorizations issued by the FCC for the construction or operation of Page America's business. Applications for FCC approval were filed by Page America and Metrocall on May 7, 1996. On July 5, 1996, the FCC issued Public Notice granting assignment of all of the RCC licenses used in Page America's business. On August 14, 1996, the grant of assignment for the RCC licenses from Page America to Metrocall became final. The parties have moved for an extension of this grant to May 31, 1997.

     See "The Acquisition -- Regulatory Approvals."

DISSENTERS' RIGHTS

     Holders of shares of Page America Common Stock or Series One Preferred Stock who follow the procedures of Section 623 of the New York Business Corporation Law (the "NYBCL") will have certain dissenters' rights as a result of the Acquisition to demand payment for the "fair value" of the shares of Page America Common Stock or Series One Preferred Stock, as applicable (after giving effect to the Acquisition), if they do not vote for the approval of the Acquisition Agreement (which approval would include submitting a signed proxy card without voting instructions), timely object to the Acquisition and the Plan of Liquidation in writing prior to the Special Meeting, and strictly comply with certain other requirements. Failure to take any of the steps required on a timely basis may result in the loss of dissenters' rights. The amount obtainable upon the valid exercise of dissenters' rights would be determined by judicial proceedings, the result of which cannot be predicted. Any shareholder contemplating the exercise of dissenters' rights should carefully review Sections 623 and 910 of the NYBCL, particularly the procedural steps required to perfect dissenters' rights. See "Dissenters' Rights of Page America Shareholders" and Appendix C, "Sections 623 and 910 of the New York Business Corporation Law."

ACCOUNTING TREATMENT

     The Acquisition will be accounted for by Metrocall under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on the estimated fair values at the time of acquisition. Income of Metrocall will not include income (or loss) of Page America prior to the date of acquisition. See "The Acquisition -- Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     On the receipt of property in the Plan of Liquidation or pursuant to the exercise of dissenters' rights, holders of Series One Preferred Stock will recognize dividend income to the extent that the fair market value of the property received does not exceed the accrued and unpaid dividends on the Series One Preferred Stock. The excess of the fair market value of the property received in the Plan of Liquidation (or pursuant to the exercise of dissenters' rights) over any accrued and unpaid dividends, will be treated as a payment in exchange for the Series One Preferred Stock. A holder of Series One Preferred Stock will recognize gain or loss on such exchange. See "Plan of Liquidation -- Certain Federal Income Consequences -- Federal Income Tax Treatment of Holders of Series One Preferred Stock."

     A holder of Page America Common Stock will be treated as exchanging its Page America Common Stock for any property received in the Plan of Liquidation or pursuant to the exercise of dissenters' rights. A holder of Page America Common Stock will recognize gain or loss on such exchange. See "Plan of Liquidation -- Certain Federal Income Consequences -- Federal Income Tax Treatment of Holders of Page America Common Stock."

MARKET PRICES AND DIVIDENDS

     Metrocall Common Stock is traded on the NNM. Page America Common Stock had been listed on the AMEX under the symbol "PGG." Due to Page America's inability to comply with certain financial guidelines of the AMEX for continued listing, Page America Common Stock was removed from the AMEX listing in May 1996. The last available price quotation for Page America was April 16, 1996 and, therefore, current prices quotations for Page America are not available. The following table sets forth, for the calendar periods indicated, the closing sales prices of Metrocall on the NNM and of Page America on the AMEX.

                                                               METROCALL          PAGE AMERICA
                                                              COMMON STOCK        COMMON STOCK
                                                             --------------       -------------
1995                                                         HIGH      LOW        HIGH     LOW
                                                             ----      ----       ----     ----
First Quarter............................................    $18       $ 14 1/2   $3 3/4   $2 1/2
Second Quarter...........................................     18 3/8     17        3 3/8      1/2
Third Quarter............................................     29         18        1          9/16
Fourth Quarter...........................................     28 1/4     19 1/2      3/4      1/8
1996
First Quarter............................................    $21 1/4   $ 16 1/2   $ 5/16   $  3/16
Second Quarter (through April 16, 1996 for Page
  America)...............................................     21 3/4     10         3/4       8/16
Third Quarter............................................     11          6 1/4     NA        NA
Fourth Quarter...........................................      7 1/8      3 13/16   NA        NA
1997
First Quarter (through January 31, 1997).................    $ 7 1/2   $  5 1/8     NA        NA

     On April 22, 1996, the last full trading day for Metrocall Common Stock, and on April 16, 1996, the last full trading day for Page America Common Stock, prior to the public announcement of the execution of the initial Acquisition Agreement, the reported closing sale prices of Metrocall Common Stock and of Page America Common Stock, as reported by the NNM and AMEX, respectively, were $18.375 and $0.75 per share, respectively. The closing price of Metrocall Common Stock as reported by the NNM on January 31, 1997 was $5 7/8. Because the market price of Metrocall Common Stock is subject to fluctuation, the market value of that portion of the stock consideration consisting of 830,333 shares of Metrocall Common Stock that Page America will receive in the Acquisition may increase or decrease prior to completion of the Acquisition. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE METROCALL COMMON STOCK.

     There were approximately        shareholders of record of Page America
Common Stock as of                , 1997. This number does not include
beneficial owners holding shares through nominee or "street" names.

     Page America has never declared or paid cash dividends on its Common Stock and does not anticipate paying cash dividends to the holders of its Common Stock in the foreseeable future. The payment of dividends on Common Stock and Preferred Stock is also restricted pursuant to the provisions of Page America's Credit Facility. Page America's outstanding series of Series One Preferred Stock provides that Page America may not declare or pay dividends on its Common Stock unless all accrued dividends on the Series One Preferred Stock have been paid in full. Payment of dividends on the Series One Preferred Stock may be made in cash or in Page America Common Stock registered under the Securities Act. At December 31, 1996, accrued and unpaid dividends on Page America's outstanding Series One Preferred Stock aggregated $2,863,610.

     Metrocall has not paid any cash dividends on its Common Stock (except for distributions by Metrocall prior to its initial public offering), and the Board of Directors of Metrocall currently does not anticipate paying cash dividends in the foreseeable future on shares of its common stock. Following the Acquisition, any future payments of dividends will be at the discretion of Metrocall's Board of Directors and will depend upon the financial condition and capital requirements of Metrocall as well as other factors that Metrocall's Board of Directors may deem relevant. In addition, certain covenants in Metrocall's bank credit agreement and in the terms of Metrocall's Series A Convertible Preferred Stock ("Series A Preferred Stock") prohibit the payment of dividends by Metrocall on its Common Stock. Payment of dividends on Metrocall's Series A Preferred Stock may be made in cash or in additional shares of Series A Preferred Stock, at Metrocall's option.

                                METROCALL, INC.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
            (IN THOUSANDS, EXCEPT UNIT, PER UNIT AND PER SHARE DATA)

                                                                                                          NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                             SEPTEMBER 30,
                                       ---------------------------------------------------------     ----------------------------
                                        1991        1992        1993         1994         1995           1995             1996
                                       -------     -------     -------     --------     --------     -------------     ----------
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA(1):
Service, rent and maintenance
  revenues...........................  $29,140     $30,996     $33,111     $ 49,716     $ 92,160       $  68,867       $   79,453
Product sales........................    4,101       4,196       4,549        8,139       18,699          12,547           19,155
                                       -------     -------     -------      -------     --------         -------          -------
        Total revenues...............   33,241      35,192      37,660       57,855      110,859          81,414           98,608
Net book value of products sold......   (3,319)     (3,439)     (4,130)      (6,962)     (15,527)        (10,593)         (15,546)
                                       -------     -------     -------      -------     --------         -------          -------
        Net revenues.................   29,922      31,753      33,530       50,893       95,332          70,821           83,062
Operating expenses before
  depreciation and amortization(2)...   19,770      20,683      27,438       34,741       69,611          49,103           62,658
Depreciation and amortization........    6,695       6,594       6,525       13,829       31,504          21,062           40,385
                                       -------     -------     -------      -------     --------         -------          -------
Income (loss) from operations........    3,457       4,476        (433)       2,323       (5,783)            656          (19,981)
Interest and other income
  (expense)..........................    2,105       1,212          77          161        2,011              16            2,760
Interest expense.....................   (4,101)     (2,631)     (1,331)      (3,726)     (12,533)         (8,240)         (13,596)
Minority interest in loss of
  investments........................       --          --          --           --           --              --           (2,422)
                                       -------     -------     -------      -------     --------         -------          -------
Income (loss) before income tax
  benefit (provision) and
  extraordinary item.................    1,461       3,057      (1,687)      (1,242)     (16,305)         (7,568)         (33,239)
Income tax benefit (provision).......      (12)        (69)        (59)         152          595             469              279
                                       -------     -------     -------      -------     --------         -------          -------
Income (loss) before extraordinary
  item...............................    1,449       2,988      (1,746)      (1,090)     (15,710)         (7,099)         (32,960)
Extraordinary item(3)................       --          --        (439)      (1,309)      (4,392)             --               --
                                       -------     -------     -------      -------     --------         -------          -------
        Net income (loss)............  $ 1,449     $ 2,988     $(2,185)    $ (2,399)    $(20,102)      $  (7,099)      $  (32,960)
                                       =======     =======     =======      =======     ========         =======          =======
Net income (loss) per common share:
  Loss per common share before
    extraordinary item...............                                      $  (0.14)    $  (1.34)      $   (0.67)      $    (2.23)
  Extraordinary item, net of income
    tax benefit......................                                         (0.16)       (0.38)             --               --
                                                                            -------     --------         -------          -------
  Net loss per common share..........                                      $  (0.30)    $  (1.72)      $   (0.67)      $    (2.23)
                                                                            =======     ========         =======          =======
OPERATING AND OTHER DATA:
Units in service (end of period).....  193,051     201,397     247,716      755,546      944,013         881,270        1,405,933
EBITDA(4)............................  $10,152     $11,070     $10,923     $ 16,152     $ 27,771       $  21,718       $   20,404
EBITDA margin(5).....................     33.9%       34.9%       32.6%        31.7%        29.1%           30.7%            24.6%
ARPU(6)..............................  $ 13.07     $ 13.10     $ 12.29     $  10.53     $   9.15       $    9.39       $     7.86
Average monthly operating expense per
  unit(7)............................  $  8.87     $  8.74     $  8.39     $   7.36     $   6.71       $    6.69       $     6.20
Units in service per employee (end of
  period)............................      692         730         716        1,007        1,047           1,104            1,320
Capital expenditures.................  $ 4,863     $ 3,918     $13,561     $ 19,091     $ 44,058       $  24,910       $   58,482
Cash dividends or distributions(8)...       --     $11,824     $14,115           --           --              --               --

                                                             DECEMBER 31,
                                       ---------------------------------------------------------     SEPTEMBER 30,
                                        1991        1992        1993         1994         1995           1996
                                       -------     -------     -------     --------     --------     -------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............  $   882     $ 1,700     $ 1,014     $  2,773     $123,574       $  10,243
Total assets.........................   56,429      26,180      33,857      200,580      340,614         412,503
Total long-term debt.................   47,694      31,143      12,102      104,846      154,055         221,923
Total stockholders' equity
  (deficit)..........................    2,929     (11,374)     13,729       68,136      155,238         132,363

---------------
(1) 1994 and 1996 include the results of operations of acquired companies from their respective acquisition dates.
(2) Includes the impact of non-recurring charges for the forgiveness of certain shareholder notes receivable of approximately $4.8 million in 1993, and severance and other compensation costs incurred as part of a management reorganization charge of approximately $2.0 million in 1995.
(3) In 1993, 1994, and 1995 Metrocall refinanced balances outstanding under its then existing credit facilities. As a result of these refinancings Metrocall recorded extraordinary items of approximately $439,000, $1.3 million and $4.4 million, respectively, representing charges to expense unamortized deferred financing costs and other costs, net of any income tax benefits, related to those credit facilities.
(4) EBITDA (earnings before interest, taxes, depreciation and amortization) is a standard measure of financial performance in the paging industry, but should not be considered in isolation or as an alternative to net income (loss), income (loss) from operations, cash flows from operating activities, or any other measure of performance under generally accepted accounting principles ("GAAP"). EBITDA excludes non-recurring charges for the forgiveness of certain shareholder notes receivable of approximately $4.8 million in 1993 and approximately $2.0 million incurred as part of a management reorganization charge in 1995.
(5) EBITDA margin is calculated by dividing (a) EBITDA by (b) net revenues.
(6) ARPU (average monthly recurring revenue per unit) is calculated by dividing
    (a) monthly service, rent and maintenance revenues for the period by (b) the average number of units in service for the period.
(7) Average monthly operating expense per unit is calculated by dividing (a) total operating expenses before depreciation and amortization for the period by (b) the average number of units in service for the period. Operating expenses exclude non-recurring charges for the forgiveness of certain shareholder notes receivable of approximately $4.8 million in 1993 and approximately $2.0 million incurred as part of a management reorganization charge in 1995.
(8) Distributions made in 1992 and 1993 occurred while Metrocall was a Subchapter S corporation.

                            PAGE AMERICA GROUP, INC.

                                        NINE-MONTH                                                            NINE MONTHS ENDED
                                       PERIOD ENDED               YEARS ENDED DECEMBER 31,                      SEPTEMBER 30,
                                       DECEMBER 31,    -----------------------------------------------       --------------------
                                           1991          1992        1993      1994(4)        1995(2)          1995        1996
                                       ------------    --------    --------    --------       --------       --------    --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND PAGER DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:(1)
Total revenues........................   $ 25,209      $ 32,805    $ 30,257    $ 37,258       $ 29,107       $ 23,224    $ 17,142
Operating Expenses:
  Cost of service and sales...........      3,018         3,296       4,253       5,709          4,363          3,426       2,667
  Selling.............................      5,501         6,544       4,879       6,842          6,066          4,682       3,075
  General and administrative..........      6,219         8,940       8,688      10,653          8,923          7,216       4,933
  Technical...........................      2,507         3,455       3,343       4,685          4,262          3,411       2,459
  Depreciation, amortization and
    write-off of intangibles..........      6,066         9,519       9,793      10,817          8,585          6,265       3,988
                                         --------      --------    --------    --------       --------       --------    --------
Operating profit (loss)...............      1,898         1,051        (699)     (1,448)        (3,092)        (1,776)         20
Interest expense......................      4,952         4,783       4,032       5,102          6,263          4,796       4,712
Other expenses........................      1,053         1,957       1,814         478          3,738          3,740         435
Extraordinary gain(5).................         --         7,156          --          --             --             --          --
Cumulative effect of changes in
  accounting principles(7)............         --        (3,960)         --          --             --             --          --
                                         --------      --------    --------    --------       --------       --------    --------
Net loss..............................     (4,107)       (2,493)     (6,545)     (7,028)       (13,093)       (10,312)     (5,127)
Preferred stock dividend
  requirements........................     (1,449)       (2,791)     (3,268)     (3,023)(3)     (2,863)(3)     (2,148)     (2,148)
                                         --------      --------    --------    --------       --------       --------    --------
Net loss applicable to common
  shares..............................   $ (5,556)     $ (5,284)   $ (9,813)   $(10,051)      $(15,956)      $(12,460)   $ (7,275)
                                         ========      ========    ========    ========       ========       ========    ========
Net loss per common share(6)..........   $  (1.54)     $  (1.40)   $  (2.55)   $  (1.55)      $  (2.01)      $  (1.58)   $  (0.64)
                                         ========      ========    ========    ========       ========       ========    ========
Weighted average shares outstanding...      3,609         3,774       3,847       6,464          7,936          7,897      11,309
OTHER DATA:
Pagers in service at end of period....    223,000       228,000     305,000     311,000        221,000        221,000     216,000
Capital expenditures, net of book
  value of pagers sold (excluding
  acquisitions).......................   $  5,707      $  4,296    $  2,630    $  5,365       $  3,300       $  2,774    $  2,295

                                                                            DECEMBER 31,
                                                     ----------------------------------------------------------     SEPTEMBER 30,
                                                       1991      1992(5)     1993(4)     1994(3)     1995(2)(3)       1996 (2)
                                                     --------    --------    --------    --------    ----------     -------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficiency).......................  $ (9,996)   $(10,242)   $ (2,053)   $ (9,541)    $(52,444)       $ (56,713)
Total assets.......................................    67,623      58,755      75,193      70,229       44,003           42,006
Long-term debt, less current maturities............    58,499      48,269      57,850      56,953           69               46
Series A, A-2 and B Preferred Stock................    10,799      17,063          --          --           --               --
Accumulated deficit................................   (54,281)    (59,365)    (68,980)    (78,989)     (94,945)        (102,220)
Shareholders' equity (deficit).....................   (16,688)    (21,402)      9,096         439      (11,222)         (17,047)

---------------
(1) EBITDA (earnings before interest, taxes, depreciation and amortization) for the nine-month period ended December 31, 1991 and for the years ended December 31, 1992, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 and 1996 was $8.0 million, $10.6 million, $9.1 million, $9.4 million, $5.5 million, $4.5 million, and $4.0 million, respectively. EBITDA is a standard measure of financial performance in the paging industry but should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles. EBITDA is also the operating measure by which Page America's financial covenants are calculated under the Page America Credit Facility.
(2) In July 1995, Page America sold its California and Florida paging assets. Concurrently with the sale, Page America amended the Page America Credit Facility providing, among other things, for an accelerated maturity date of December 29, 1995 and its Subordinated Notes were modified to provide for a final maturity of six months thereafter. Such debt, which was classified as long term at December 31, 1994, is in default and is classified as a current liability at December 31, 1995 and September 30, 1996.
(3) In August 1994 and March 1995, Page America issued shares of its Common Stock as full payment of fiscal year 1994 dividends on Series One Preferred Stock. On June 30, 1995, in exchange for the waiver of the dividend payment on Series One Preferred Stock, the accrued dividends were added to the liquidation value. See Note G of Notes to Consolidated Financial Statements.
(4) On December 30, 1993, Page America acquired Crico and refinanced its senior and subordinated debt and redeemable Preferred Stocks. See Notes C and E of Notes to Consolidated Financial Statements.
(5) In June 1992, Page America repurchased its subordinated note payable.
(6) Page America has never paid any cash dividends on its Common Stock.
(7) Effective January 1, 1992, Page America changed its method of depreciation for pager equipment from the straight line method to the double declining balance method.

         SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     The following summary unaudited pro forma condensed combined statements of operations data of Metrocall for the year ended December 31, 1995 and for the nine-month period ended September 30, 1996 give effect to the acquisition of Parkway Paging, Inc. (the "Parkway Acquisition"), Satellite Paging and Message Network (the "Satellite Acquisition"), and A+ Network, Inc. (the "A+ Network Acquisition") by Metrocall (collectively, the "Recent Acquisitions") under the heading "Pro Forma Recent Acquisitions," and also give effect to the acquisition of Page America by Metrocall under the heading "Pro Forma Combined Company" in each case as though the acquisitions occurred on January 1, 1995. See "Recent Developments Regarding Metrocall -- Recent Acquisitions." The unaudited pro forma condensed combined balance sheet data under the heading "Pro Forma Combined Company and Recent Acquisitions" give effect to the acquisition of Page America and the Recent Acquisitions as if each of the business combinations had occurred on September 30, 1996.

     This information should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Data and the notes thereto included herein and the Metrocall Consolidated Financial Statements incorporated by reference herein and the Page America Consolidated Financial Statements included herewith. The unaudited pro forma condensed combined financial data do not purport to represent what Metrocall's results of operations or financial position actually would have been had such transactions and events occurred on the dates specified, or to project Metrocall's results of operations or financial position for any future period or date. The pro forma adjustments are based upon available information and certain adjustments that management of Metrocall believes are reasonable. In the opinion of management of Metrocall, all adjustments have been made that are necessary to present fairly the unaudited pro forma condensed combined financial data.

                      FOR THE YEAR ENDED DECEMBER 31, 1995
         (IN THOUSANDS, EXCEPT FOR PER SHARE DATA AND UNITS IN SERVICE)
                                  (UNAUDITED)

                                                                                              PRO FORMA
                                                                                               COMBINED
                                                          HISTORICAL           PRO FORMA     COMPANY AND
                                                   ------------------------      RECENT         RECENT
                                                   METROCALL   PAGE AMERICA   ACQUISITIONS   ACQUISITIONS
                                                   ---------   ------------   ------------   ------------
CONDENSED COMBINED STATEMENTS OF OPERATIONS DATA:
  Total revenues.................................  $ 110,859     $ 29,107       $107,882      $   243,458
  Operating expenses before depreciation and
     amortization(1).............................     69,611       30,476         76,288          163,796
  Loss from operations...........................     (5,783)      (3,092)       (29,001)         (39,601)
  Interest and other income (expense), net.......    (10,522)     (10,001)       (19,777)         (30,836)
  Benefit (provision) for income taxes...........        595           --          3,785            4,380
  Extraordinary item.............................     (4,392)          --          5,321              929
  Net loss.......................................    (20,102)     (13,093)       (39,672)         (65,128)
  Preferred dividends............................         --       (2,863)        (5,586)          (7,686)
  Loss attributable to common stockholders.......    (20,102)     (15,956)       (45,258)         (72,814)
  Net loss from continuing operations
     attributable to common stockholders.........  $   (1.34)                                 $     (2.92)
  Net loss per share attributable to common
     stockholders................................  $   (1.72)                                 $     (2.89)
  Weighted average common shares outstanding.....     11,668                                       25,221
OTHER DATA:
  Units in service (end of period)...............    944,013      221,000        787,698        1,952,711
  EBITDA(2)......................................  $  27,771     $  5,493       $ 15,831      $    48,941

---------------
(1) Includes the impact of non-recurring charges for severance and other compensation costs incurred as part of Metrocall's management reorganization charge of approximately $2.0 million in 1995.

(2) EBITDA (earnings before interest, taxes, depreciation and amortization) is a standard measure of financial performance in the paging industry, but should not be considered in isolation or as an alternative to net income
    (loss), income (loss) from operations, cash flows from operating activities, or any other measure of performance under GAAP. EBITDA excludes nonrecurring charges described in Note 1 above.

               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1996
         (IN THOUSANDS, EXCEPT FOR PER SHARE DATA AND UNITS IN SERVICE)
                                  (UNAUDITED)

                                                                                                PRO FORMA
                                                                                                 COMBINED
                                                       HISTORICAL               PRO FORMA      COMPANY AND
                                               ---------------------------       RECENT           RECENT
                                               METROCALL(1)   PAGE AMERICA   ACQUISITIONS(2)   ACQUISITIONS
                                               ------------   ------------   ---------------   ------------
CONDENSED COMBINED STATEMENTS OF OPERATIONS
  DATA:
  Total revenues.............................   $   98,608      $ 17,142        $  85,394       $   201,144
  Operating expenses before depreciation and
     amortization............................       62,658        12,072           59,306           134,036
  (Loss) income from operations..............      (19,981)           20          (15,926)          (39,850)
  Interest and other income (expense), net...      (10,836)       (5,147)         (10,813)          (21,899)
  Benefit (provision) for income taxes.......          279            --            4,592             4,871
  Net loss...................................      (32,960)       (5,127)         (19,936)          (57,089)
  Preferred dividends........................           --        (2,148)          (4,190)           (5,765)
  Net loss attributable to common
     stockholders............................      (32,960)       (7,275)         (24,126)          (62,854)
  Net loss per share attributable to common
     stockholders............................   $    (2.23)                                     $     (2.23)
  Weighted average common shares
     outstanding.............................       14,806                                           28,184
OTHER DATA:
  Units in service (end of period)...........    1,405,933       216,000          660,268         2,282,201
  EBITDA(3)..................................   $   20,404      $  4,008        $  17,898       $    42,310
CONDENSED COMBINED BALANCE SHEET DATA
  (AS OF SEPTEMBER 30, 1996):
  Working capital (deficit)..................   $  (12,682)     $(56,713)       $  17,148       $    20,236
  Total assets...............................      412,503        42,006          276,714           734,975
  Long-term obligations, net of current
     portion.................................      221,647            46          102,319           328,966
  Total stockholders' equity (deficit)(4)....      132,363        17,047           44,663           196,906

---------------
(1) For the nine months ended September 30, 1996, Metrocall's historical condensed combined statements of operations data includes the results of operations of Parkway and Satellite since their respective dates of acquisition. At September 30, 1996, Metrocall's historical condensed combined balance sheet and units in service data include the acquisitions of Parkway and Satellite.

(2) Condensed combined balance sheet data includes the effect of preferred stock issuance and debt refinancing.

(3) EBITDA (earnings before interest, taxes, depreciation and amortization) is a standard measure of financial performance in the paging industry, but should not be considered in isolation or as an alternative to net income
    (loss), income (loss) from operations, cash flows from operating activities, or any other measure of performance under GAAP.

(4) The pro forma stockholders' equity assumes a per share price of $6.375 for Metrocall Common Stock as of the closing date of the Page America Acquisition.

                      COMPARATIVE UNAUDITED PER SHARE DATA

     The following table sets forth certain historical per share data of Metrocall and Page America and combined unaudited pro forma per share data after giving effect to the Acquisition. This information should be read in conjunction with the Pro Forma Condensed Combined Financial Data and the notes thereto included herein and with the Metrocall Consolidated Financial Statements incorporated by reference herein and the Page America Consolidated Financial Statements included herewith. The unaudited pro forma per share data do not purport to represent what Metrocall's results of operations or financial position actually would have been had such transactions and events occurred on the dates specified, or to project the Metrocall's results of operations or financial position for any future period or date.

                                                                                      PRO FORMA
                                                                               -----------------------
                                                                                               PAGE
                                                                                COMBINED     AMERICA
                                                                                COMPANY     EQUIVALENT(3)
                                                  PRO FORMA      HISTORICAL     AND PAGE    ----------
                                                 METROCALL(1)   PAGE AMERICA   AMERICA(2)   HIGH   LOW
                                                 ------------   ------------   ----------   ----   ---
Loss from continuing operations per
  common share:
  Nine months ended September 30, 1996.........     $(2.28)        $(0.64)       $(2.23)     N/A   N/A
  Year ended December 31, 1995.................      (3.00)         (2.01)        (2.92)     N/A   N/A
Book value per share:
  September 30, 1996...........................       7.06          (1.06)         6.97      N/A   N/A

---------------
(1) Reflects the acquisitions of Parkway Paging, Satellite Paging and A+ Network by Metrocall as though they had occurred on January 1, 1995.

(2) Reflects the pending acquisition of Page America as though it had occurred on January 1, 1995.

(3) See "Plan of Liquidation -- Implementation of Plan of Liquidation" for a description of whether Metrocall Common Stock will be available for distribution to Page America shareholders.

                                  RISK FACTORS

     The following are certain risk factors that should be carefully considered in evaluating the Acquisition, in addition to the other information described elsewhere in this Proxy Statement/Prospectus.

NO ASSURANCE OF DISTRIBUTION TO PAGE AMERICA'S SHAREHOLDERS

     The value of the assets of Page America to be available for distribution to its shareholders upon liquidation and dissolution cannot be ascertained at this time and will depend, among other things, on Page America's liabilities and the market value of the shares of Metrocall Common Stock received by Page America pursuant to the Acquisition Agreement. Upon the completion of the Acquisition, Page America will not conduct any ongoing business operations or generate any revenues by reason thereof. If the price of the Metrocall Common Stock declines substantially after the Closing Date or if the number of shares of Metrocall Common Stock to be received by Page America is reduced, the amount of assets of Page America available for distribution to Page America's shareholders would be reduced. In addition, the holders of Series One Preferred Stock have a liquidation preference of $105.00 per share (or $30,067,905 in the aggregate) (the "Liquidation Preference") in any distribution by Page America of its assets to its shareholders. Accordingly, there can be no assurance that there will be any assets available for distribution to Page America's shareholders upon liquidation and dissolution.

SUBSTANTIAL INDEBTEDNESS OF METROCALL

     At January 31, 1997, Metrocall had outstanding approximately $338 million in indebtedness consisting of bank loans, senior subordinated notes, mortgage indebtedness and capital leases, and expects to incur additional indebtedness as a result of the Acquisition. Metrocall has a credit facility (the "Metrocall Credit Facility") in the principal amount of $350 million (of which $179.9 million was drawn as of January 31, 1997 and is included in the incurred indebtedness described above) subject to the limitations described below, and intends to use funds available under this facility to fund the Cash Consideration. Metrocall also has issued and outstanding $39.9 million stated value of the Series A Preferred Stock, the terms of which will require Metrocall to pay dividends, in cash or additional shares of Series A Preferred Stock, at the rate of 14% per year. Metrocall is required to redeem all outstanding shares of Series A Preferred Stock (including dividend shares) in November 2008 unless the holders have previously converted such shares to Common Stock. Metrocall also expects to incur additional indebtedness (in the form of draws on the Metrocall Credit Facility or otherwise) to meet working capital needs, in connection with future acquisitions, or for other purposes. However, the ability to incur additional indebtedness (including draws on the Metrocall Credit Facility) is subject to certain limitations in the agreements relating to existing indebtedness and the terms of the Series A Preferred Stock. As a result of these limitations, as of January 31, 1997 Metrocall was only able to incur approximately $20 million of additional indebtedness based on its pro forma operating results through September 30, 1996 (without giving effect to the Acquisition). Moreover, the ability of Metrocall to meet its debt service and other obligations (including compliance with financial covenants) will be dependent upon the future performance of Metrocall and its cash flows from operations, which will be subject to financial, business and other factors, certain of which are beyond its control, such as prevailing economic conditions. No assurance can be given that, in the event Metrocall were to require additional financing, such additional financing would be available on terms permitted by agreements relating to existing indebtedness or otherwise satisfactory to Metrocall.

CHALLENGES OF BUSINESS INTEGRATION

     The Acquisition and other acquisitions Metrocall has recently completed will require integration of each company's development, administrative, finance, sales and marketing organizations, as well as the integration of each company's communication technologies and the coordination of their sales efforts. Further, each company's customers will need to be reassured that their paging services will continue uninterrupted. The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on the revenue and operating results of Metrocall. Additionally, attempts to achieve economies of scale through cost cutting and lay-offs of existing personnel may, at least in the short term, have an adverse impact upon Metrocall.

     Metrocall believes that a key benefit to be realized from its acquisitions will be the integration of paging service coverage, which will allow Metrocall to provide paging services in new markets. There can be no assurance, however, that Metrocall will be able to integrate such paging service coverage successfully. If Metrocall is not successful in integrating such paging service coverage, the business of Metrocall will be adversely affected.

     No assurance can be given that additional suitable acquisitions can be identified, financed and purchased on acceptable terms, or that future acquisitions, if completed, will be successful. Metrocall also intends to continue to pursue internal growth through expansion of its paging operations. Metrocall's continued internal growth will depend, in part, upon its ability to attract and retain skilled employees, and the ability of Metrocall's officers and key employees to manage successfully rapid growth and to implement appropriate management information systems and controls. If Metrocall were unable to attract and retain skilled employees, manage successfully rapid growth and/or implement appropriate systems and controls, Metrocall's operations could be adversely affected.

     The paging industry has recently undergone significant consolidation as various participants sought to accomplish growth similar to that of Metrocall. Metrocall is not currently engaged in any negotiations with respect to a business combination involving the acquisition of Metrocall and intends to continue to pursue its own business strategy. Unsolicited proposals to acquire Metrocall could cause a distraction of management of Metrocall and impede Metrocall's ability to accomplish its strategic goals and objectives and could cause significant volatility in the price of the Metrocall Common Stock.

POSSIBLE IMPACT OF COMPETITION AND TECHNOLOGICAL CHANGE

     Metrocall faces competition from other paging companies in all markets in which it operates. The wireless communications industry is a highly competitive industry, with price being the primary means of differentiation among providers of numeric messaging services (which account for the substantial majority of the current revenues of both Metrocall and Page America). Companies in the industry also compete on the basis of coverage area, enhanced services, transmission quality, system reliability and customer service. Certain of Metrocall's competitors, which include regional and national paging companies, possess greater financial, technical, marketing and other resources than Metrocall. In addition, other entities offering wireless two-way communications technology, including cellular telephone and specialized mobile radio services, also compete with the paging services Metrocall provides. There can be no assurance that additional competitors will not enter markets served by Metrocall or that Metrocall will be able to compete successfully. In this regard, certain long distance carriers have announced their intention to market paging services jointly with other telecommunications services.

     The wireless communications industry is characterized by rapid technological change. Future technological advances in the wireless communications industry could create new services or products competitive with the paging and wireless messaging services provided or to be developed by Metrocall. Recent and proposed regulatory changes by the FCC are aimed at encouraging such new services and products.

     In particular, in 1994, the FCC began auctioning licenses for new personal communications services ("PCS"). The FCC's rules also provide for the private use of PCS spectrum on an unlicensed basis. PCS will involve a network of small, low-powered transceivers placed throughout a neighborhood, business complex, community or metropolitan area to provide customers with mobile voice and data communications. There are two types of PCS, narrowband and broadband. Narrowband PCS is expected to provide enhanced or advanced paging and messaging capabilities, such as "acknowledgment paging" or "talk-back" paging. Broadband PCS is expected to provide new types of communications devices that will include multi-functional portable phones and imaging devices, which may also have paging and messaging capabilities. PCS systems may compete directly and indirectly with Metrocall.

     Moreover, changes in technology could lower the cost of competitive services and products to a level where Metrocall's services and products would become less competitive or to where Metrocall would be required to reduce the prices of its services and products. There can be no assurance that Metrocall will be able to develop or introduce new services and products to remain competitive or that Metrocall will not be adversely affected in the event of such technological developments.

     Technological change also may affect the value of the pagers owned by Metrocall and leased to its subscribers. If Metrocall's subscribers requested more technologically advanced pagers, Metrocall could incur additional inventory costs and capital expenditures if it were required to replace pagers leased to its subscribers within a short period of time.

HISTORY OF NET LOSSES

     Metrocall sustained net losses of $2.2 million, $2.4 million and $20.1 million for the years ended December 31, 1993, 1994 and 1995, respectively, and a loss of $33.0 million for the nine months ended September 30, 1996. No assurance can be given that losses can be reversed in the future. In addition, at September 30, 1996, Metrocall's accumulated deficit was $79.9 million and Metrocall had a deficit in working capital of $12.7 million. Metrocall's business requires substantial funds for capital expenditures and acquisitions that result in significant depreciation and amortization charges. Additionally, substantial levels of borrowing, which will result in significant interest expense, are expected to be outstanding in the foreseeable future. Accordingly, net losses are expected to continue to be incurred in the future. There can be no assurance that Metrocall will be able to operate profitably at any time in the future.

SUBSCRIBER TURNOVER

     The results of operations of paging service providers, such as Metrocall, can be significantly affected by subscriber cancellations and by subscribers who switch their service to other carriers. In order to realize net growth in subscribers, disconnected subscribers must be replaced and new subscribers must be added. The sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers. Because Metrocall's business is characterized by high fixed costs, disconnections directly and adversely affect Metrocall's results of operations. An increase in its subscriber cancellation rate may adversely affect Metrocall's results of operations.

POTENTIAL FOR CHANGE IN REGULATORY ENVIRONMENT

     Metrocall's paging operations are subject to regulation by the FCC and, to a lesser extent, by various state regulatory agencies. There can be no assurance that those agencies will not adopt regulations or take actions that would have a material adverse effect on the business of Metrocall. Changes in regulation of Metrocall's paging business or the allocation of radio spectrum for services that compete with Metrocall's business could adversely affect Metrocall's results of operations. For example, the FCC is currently engaged in a rule making proceeding whereby it proposes to issue paging licenses on a wide-area basis by competitive bidding (i.e., auctions). Although Metrocall believes that the proposed rule changes may simplify Metrocall's regulatory compliance burdens, particularly regarding adding or relocating transmitter sites, those rule changes may also increase Metrocall's costs of obtaining paging licenses.

RELIANCE ON KEY PERSONNEL

     Metrocall is dependent on the efforts and abilities of a number of its current key management, sales, support and technical personnel. The success of Metrocall will depend to a large extent on its ability to retain and continue to attract key employees. The loss of certain of these employees or Metrocall's inability to retain or attract key employees in the future could have an adverse effect on Metrocall's operations.

CONVERSION AND REDEMPTION OF SERIES B PREFERRED STOCK AND COMMON STOCK
EQUIVALENTS

     The Stock Consideration will include shares of Series B Preferred Stock and Common Stock Equivalents. Each security by its terms is convertible into Metrocall Common Stock in certain circumstances, but action by Metrocall stockholders is necessary for convertibility. The convertibility of the Series B Preferred Stock is subject to approval by the holders of a majority of the Metrocall Common Stock voting on such proposition. In addition, the approval of Metrocall stockholders is required for an amendment to the Metrocall Certificate to increase the authorized number of shares by an amount sufficient to permit issuance of common stock upon conversion of the Series B Preferred Stock or the Common Stock Equivalents.

     Metrocall's Board of Directors has adopted resolutions recommending the approval by the stockholders of the conversion provisions of the Series B Preferred Stock and an amendment to the Metrocall Certificate to increase the number of authorized shares from 33.5 million to 60 million. These proposals will be presented to the stockholders at the annual meeting of stockholders, currently scheduled for May 7, 1997. Stockholders representing approximately 38.2% of the issued and outstanding Metrocall Common Stock as of January 31, 1997, have agreed to vote in favor of these proposals. However, there can be no assurance that these proposals will be approved. If the convertibility proposal is not approved, the Series B Preferred Stock provides for an increase in the applicable dividend rate until such time as it is approved. If the amendment of the Metrocall Certificate is not approved by June 1, 1997, the Common Stock Equivalents will be automatically converted to Series B Preferred Stock. In addition, if the amendment is not approved, the dividend rate on the Series A Preferred Stock will increase and will be payable in cash to the extent permitted by debt covenants, and the holders of this class will be permitted to elect additional directors to Metrocall's Board.

     The Series B Preferred Stock is redeemable at any time at the option of Metrocall, in whole or part, for its Stated Value plus accrued and unpaid dividends, subject to the right of holders to convert into Common Stock shares of Series B Preferred Stock that are convertible when a notice of redemption is issued. Redemption of Series B Preferred Stock will require the consent of Metrocall's lenders. Metrocall's ability to redeem the Series B Preferred Stock will depend on its ability to do so in compliance with applicable debt covenants, which will in turn depend on the level of Metrocall's other indebtedness, operating cash flow and future operating performance. Such performance will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond Metrocall's control. Holders of the Series A Preferred Stock have agreed to allow redemptions of Series B Preferred Stock, subject to certain limitations, so long as it is otherwise consistent with the terms of the Series A Preferred Stock. Metrocall has made no decisions whether it will exercise its right to redeem Series B Preferred Stock if it can do so consistently with the applicable debt covenants.

NO TRADING MARKET FOR COMMON STOCK EQUIVALENTS AND SERIES B PREFERRED STOCK; RESTRICTIONS ON TRANSFER

     The Common Stock Equivalents and Series B Preferred Stock will not be listed on any exchange or NNM, and there is no assurance that any trading market for either of them will develop. In addition, the number of beneficial owners of Series B Preferred Stock is limited to 10 and the holders thereof will not have any public market to resell such stock.

OTHER RIGHTS OF THE SERIES B PREFERRED STOCK

     While dividends on the Series B Preferred Stock are payable, at Metrocall's option, in cash or in additional shares of Series B Preferred Stock, Metrocall will be prohibited by the terms of the Metrocall Credit Facility and the Series A Preferred Stock from paying cash dividends. The Series B Preferred Stock will rank junior in right of payment upon liquidation to the Series A Preferred Stock and to all existing and future indebtedness of Metrocall. The Series B Preferred Stock will rank senior in right of payment upon liquidation to the Common Stock and any other junior stock. The Series B Preferred Stock will have no voting rights, except to approve certain changes in Metrocall's certificate of incorporation or the terms of the Series B Preferred Stock, or the incurrence of debt or senior equity securities in excess of a specified limit.

NO ANTICIPATED STOCKHOLDER DISTRIBUTIONS

     It is not anticipated that Metrocall will pay cash dividends in the foreseeable future. Certain covenants of the Metrocall Credit Facility limit the payment of cash dividends on preferred stock, and the Metrocall Credit Facility and the terms of the Series A Preferred Stock prohibit the payment of cash dividends on common stock. See "Description of Metrocall Capital Stock."

POSSIBLE VOLATILITY OF STOCK PRICE; SHARES ELIGIBLE FOR FUTURE SALE

     The value realized by Page America shareholders as a result of the Acquisition Agreement and the Plan of Liquidation and the value assigned to intangible assets recorded in the purchase accounting for Metrocall will depend upon the market price of Metrocall Common Stock, which is subject to fluctuation. Since the Metrocall Common Stock became publicly traded in July 1993, the closing price has ranged from a low of $3.81 per share to a high of $29 per share. On January 31, 1997, the closing price of Metrocall Common Stock was $5.875, which was less than the book value per share on September 30, 1996 of approximately $8.24. The market price of Metrocall Common Stock may be volatile due to, among other things, technological innovations affecting the paging industry, Metrocall's acquisition strategy and the shares being registered pursuant to this and other registration statements. Metrocall currently has effective registration statements with respect to approximately
8.7 million shares of Metrocall Common Stock held by certain stockholders of Metrocall and with respect to 2,915,254 shares of Metrocall Common Stock which will be issued upon the exercise of warrants held by the holders of Metrocall's Series A Preferred Stock. In addition, Metrocall is obligated to register the shares of Metrocall Common Stock acquired by certain affiliates of A+ Network in the A+ Network Merger. Furthermore, in connection with the A+ Network Merger, Metrocall also issued indexed variable common rights ("VCRs") which, in certain circumstances, could require Metrocall to issue additional shares of Metrocall Common Stock. There can be no assurance that any action taken by holders of these shares or other stockholders would not have an adverse effect on the market price of the Metrocall Common Stock.

CONCENTRATION OF OWNERSHIP

     Metrocall's executive officers, directors and their affiliates together beneficially own 39.3% of the outstanding shares of Metrocall Common Stock. As a result, such persons, if they act together, may have the ability to substantially influence Metrocall's direction and to determine the outcome of corporate actions requiring stockholder approval. In addition, the three holders of Metrocall's Series A Preferred Stock have the right to appoint a total of two members of Metrocall's Board of Directors, one of which has been selected as of January 17, 1997. This concentration of ownership may have the effect of delaying or preventing a change of control of Metrocall.

ANTI-TAKEOVER AND OTHER PROVISIONS

     The Metrocall Certificate and Metrocall's Fourth Amended and Restated By-laws (the "Metrocall By-laws") include provisions that could operate to delay, defer or prevent a change of control in the event of certain transactions such as a tender offer, merger, or sale or transfer of substantially all of Metrocall's assets. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Metrocall first to negotiate with the Board of Directors of Metrocall. In addition, the Metrocall Credit Facility, an indenture relating to notes issued by Metrocall and the terms of the Series A Preferred Stock each include certain covenants limiting the ability of Metrocall to engage in certain mergers and consolidations or transactions involving a change of control of Metrocall.

     The Metrocall Certificate authorizes the Board of Directors, when considering a tender offer, merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. In addition, the Metrocall Certificate generally prohibits Metrocall from purchasing any shares of Metrocall's stock from any person, entity or group that beneficially owns five percent or more of Metrocall's stock at a price exceeding the average closing price for the 20 business days prior to the purchase date, unless a majority of Metrocall's disinterested stockholders approve the transaction, or as may be necessary to protect Metrocall's regulatory licenses.

     Metrocall is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), as amended ("Section 203"). Under Section 203, a resident domestic corporation may not engage in a business combination with a person who owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock (an "interested stockholder") for a period of three years after the date such person became an interested stockholder, unless (i) prior to such date the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized by the affirmative vote of holders of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

POTENTIAL CONFLICTS OF INTEREST

     Two of the three directors of Page America control a majority of the Series One Preferred Stock and may have a conflict of interest. In addition, Daniels & Associates, L.P., Page America's financial advisor, has acted as a financial advisor for Metrocall in other transactions. See "The Acquisition
Agreement -- Conflict of Interest."

FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Discussions containing such forward-looking statements may be found in the material set forth under "The Acquisition -- Background of the Acquisition,"
"-- Reasons of the Page America Board of Directors; Factors Considered," "Plan of Liquidation," " Business of Page America" and "Recent Developments Regarding Metrocall" as well as within this Proxy Statement/Prospectus generally. In addition, when used in this Proxy Statement/Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth above and the matters set forth in this Proxy Statement/Prospectus generally. Neither Metrocall nor Page America undertakes any obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                              THE SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is being furnished to holders of Page America Common Stock and Series One Preferred Stock in connection with the solicitation of proxies by the Page America Board for use at the Special Meeting
to be held on             , 1997, at                          , New York, New
York       , at       a.m., local time, and any adjournments or postponements
thereof.

     This Proxy Statement/Prospectus is also furnished by Metrocall to Page America and to each holder of Page America Common Stock and Series One Preferred Stock as a prospectus in connection with the issuance by Metrocall of shares of Metrocall Common Stock, Common Stock Equivalents and Series B Preferred Stock upon the consummation of the Acquisition.

     This Proxy Statement/Prospectus, the Notice of Meeting and the accompanying form of proxy are first being mailed to shareholders of Page America on or about
          , 1997.

PURPOSE OF THE SPECIAL MEETING

     At the Special Meeting, shareholders of Page America will be asked to consider and act upon (a) a proposal to approve (i) the Acquisition Agreement which provides for the sale of substantially all of the assets and certain of the liabilities of Page America to Metrocall and (ii) the Plan of Liquidation which provides for the subsequent discharge of, or provision for, the remaining liabilities of Page America, the transfer of all of Page America's remaining assets to its shareholders and the dissolution of Page America as a corporate entity and (b) any other business that may properly come before the Special Meeting.

     THE PAGE AMERICA BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE ACQUISITION AGREEMENT AND THE PLAN OF LIQUIDATION.

RECORD DATE; VOTE REQUIRED

     The Page America Board has fixed the Record Date as the record date for the determination of Page America shareholders entitled to notice of and to vote at the Special Meeting. Accordingly, only holders of record of shares of Page America Common Stock and Series One Preferred Stock at the close of business on the Record Date will be entitled to vote at the Special Meeting. At the close of
business on the Record Date, there were outstanding             shares of Page
America Common Stock and 286,361 shares of Series One Preferred Stock, each of which is entitled to one vote and 22.22 votes, respectively, on each matter properly submitted to a vote at the Special Meeting. The affirmative vote of the holders of at least two-thirds of the votes entitled to be cast at the Special Meeting is required to approve the Acquisition Agreement and the Plan of Liquidation.

     Certain shareholders of Page America, who in the aggregate beneficially owned approximately 6,097,125 shares of Page America Common Stock and 198,496 shares of Series One Preferred Stock as of the Record Date, or approximately 48% of the voting rights as of the Record Date, have entered into an agreement (the "Stockholders Agreement") to vote all of their shares of Page America Common Stock and Series One Preferred Stock for the approval of the Acquisition Agreement. See "The Acquisition -- The Stockholders Agreement." As of the Record Date, directors and executive officers of Page America as a group beneficially
owned             shares of Page America Common Stock and             shares of
Series One Preferred Stock (including             shares of Page America Common
Stock and             shares of Series One Preferred Stock subject to the
Stockholders Agreement), or approximately      % of the voting rights as of the
Record Date. All of such persons have advised Page America that they intend to vote "for" the Acquisition Agreement and the Plan of Liquidation.

VOTING AND REVOCATION OF PROXIES

     Shares of Page America Common Stock and Series One Preferred Stock which are represented by a properly executed proxy received prior to the vote at the Special Meeting will be voted at the Special Meeting in accordance with the directions on the proxy cards, unless such proxies are revoked in the manner set forth herein in advance of such vote. PROPERLY EXECUTED PROXIES CONTAINING NO INSTRUCTION REGARDING ANY PARTICULAR MATTER SPECIFIED THEREIN WILL BE VOTED FOR THE APPROVAL OF SUCH MATTER. Failure to return a properly executed proxy card, failure to vote in person at the Special Meeting or abstaining from voting will have the practical effect of a vote against the approval of the Acquisition Agreement and the Plan of Liquidation.

     Shares of Page America Common Stock and Series One Preferred Stock subject to abstentions will be treated as shares that are present and voting at the Special Meeting for purposes of determining the presence of a quorum. Such votes will have the effect of votes against the approval of the Acquisition Agreement and the Plan of Liquidation. Broker "non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other person entitled to vote shares with respect to which the brokers or nominees do not have discretionary power to vote without such instructions) will be considered as present for the purposes of determining the presence of a quorum but will not be considered as voting at the Special Meeting. Broker non-votes will have the effect of votes against the approval of the Acquisition Agreement and the Plan of Liquidation.

     Any shareholder of Page America who executes and returns a proxy has the power to revoke it at any time before it is voted. The giving of a proxy does not affect a shareholder's right to attend and vote in person at the Special Meeting. A shareholder's presence at the Special Meeting, however, will not in itself revoke the shareholder's proxy. Page America shareholders giving a proxy pursuant to this solicitation may revoke such proxy by delivering a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares to the Secretary of Page America at 125 State Street, Suite 100, Hackensack, New Jersey 07601, or by attending the Special Meeting and voting such shares in person.

     The Page America Board is not currently aware of any other matters to be brought before the Special Meeting other than that described herein. If, however, other matters are properly presented for action at the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment as in the best interests of Page America.

SOLICITATION OF PROXIES

     Page America will bear its own costs of soliciting proxies, except that Metrocall will pay registration fees incurred in connection with preparing this Proxy Statement/Prospectus. In addition to the use of the mails, proxies may be solicited by telephone or in person by directors, officers and selected other employees of Page America who will not be specially compensated for such services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

     HOLDERS OF SHARES OF PAGE AMERICA COMMON STOCK AND SERIES ONE PREFERRED STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                THE ACQUISITION

GENERAL

     The following is a brief summary of certain aspects of the Acquisition. This summary does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix A and is incorporated herein by reference. Shareholders of Page America are urged to read the Acquisition Agreement carefully.

     Pursuant to the Acquisition Agreement, (i) Metrocall will acquire substantially all of the assets and assume substantially all of Page America's accounts payable and certain obligations under various office and equipment leases and (ii) Page America will receive (A) $25 million in cash, (B) 1,500 shares of Series B Preferred Stock having a Stated Value of $15 million, (C) 830,333 shares of Metrocall Common Stock, and (D) shares of Metrocall Common Stock or other equity securities having a Share Value equal to $15 million, subject to adjustment based on changes in Page America's Working Capital Deficit and decreases in service revenue below specified thresholds. Under the Acquisition Agreement, Metrocall will retain the option to substitute cash at closing for all or a portion of the Stock Consideration. The number of shares of Metrocall Common Stock to be issued pursuant to paragraph D above will be equal to $15 million, as adjusted, divided by the Share Value. In the event that at the Closing Date the number of Available Shares is less than the number of shares of Metrocall Common Stock to be issued to Page America pursuant to the Acquisition, then Metrocall shall issue that number of Common Stock Equivalents equal to the excess of the number of shares to be issued over the Available Shares. The Common Stock Equivalents will have voting, dividend, liquidation and other rights equivalent to the Metrocall Common Stock. Metrocall has agreed to seek to cause the Metrocall Certificate to be amended to increase its authorized capital stock to 60 million shares, and holders representing 38.2% of the outstanding Metrocall Common Stock have agreed to vote in favor of this Amendment. If such proposal is approved, any Common Stock Equivalents would automatically be converted into Metrocall Common Stock. If such proposal is not approved by June 1, 1997, any Common Stock Equivalents would be converted into Series B Preferred Stock having a stated value equal to the number of Common Stock Equivalents multiplied by the Share Value. In the event the total number of shares of Metrocall Common Stock or Common Stock Equivalents to be issued to Page America in the Acquisition pursuant to paragraph (D) above exceeds 4,000,000 shares, Metrocall will issue an aggregate of 4,000,000 shares and will issue an additional number of shares of Series B Preferred Stock having a stated value equal to the difference between $15,000,000, as adjusted, and the Share Value of 4,000,000 shares of Metrocall Common Stock or Common Stock Equivalents. See "Description of Metrocall Capital Stock -- Series B Preferred Stock" and
"-- Common Stock Equivalents." The Acquisition will be effective after satisfaction or waiver of all conditions set forth in the Acquisition Agreement, including the approval of the Acquisition by Page America's shareholders.

BACKGROUND OF THE ACQUISITION

     The terms of the Acquisition Agreement resulted from arm's-length negotiations between representatives of Page America and Metrocall. On October 5, 1995, Page America retained Daniels as its financial advisor to identify and contact prospective financing sources for Page America, as well as to identify and contact prospective purchasers of the assets or stock of Page America. In connection with this engagement, Daniels extensively solicited entities which it believed might wish to acquire the assets or stock of Page America.

     On December 15, 1995, Daniels furnished to Metrocall a proposed confidentiality agreement pursuant to which Page America would agree to provide various information to Metrocall. Metrocall executed the confidentiality agreement on January 8, 1996. Thereafter, Page America furnished various financial and other information relating to Page America to Metrocall. Between January 26, 1996 and February 27, 1996, representatives of Metrocall and Daniels discussed various proposals relating to the acquisition of Page America by Metrocall and the possible purchase price which would be paid by Metrocall. The discussions involved the total consideration to be paid, the mix of cash and stock consideration and the structure of the acquisition.

     After numerous proposals and extended negotiations, on February 27, 1996, Metrocall offered to pay $78.5 million (subject to certain adjustments) for the assets of Page America, with $55 million to be paid in cash and the balance in Metrocall Common Stock, with the Metrocall Common Stock based on the formula described below. Page America agreed to this proposal.

     On March 1, 1996, representatives of Metrocall, including its financial advisors and legal counsel, and representatives of Page America, including its financial advisors and legal counsel, met in Alexandria, Virginia to discuss all issues relating to the transaction. In addition, since Page America would be receiving Metrocall Common Stock, management of Metrocall made a presentation to Page America describing Metrocall and its operations. At that meeting, the parties reached agreement on substantially all of the issues, including the requirement for Page America to meet various targets in order to obtain the full purchase price. At the meeting, in response to a request by Page America and in light of Page America's difficulty in obtaining pagers, Metrocall agreed to sell pagers to Page America from its inventory.

     Counsel to Metrocall was directed to draft an appropriate asset purchase agreement. Counsel to each of Metrocall and Page America negotiated the terms of the Acquisition Agreement. On April 2, 1996, representatives of Metrocall, including its financial advisors and legal counsel, and representatives of Page America, including its financial advisors and legal counsel, once again met in Alexandria to discuss and negotiate the final terms of the Acquisition Agreement. At that meeting, the parties reached agreement in principle on all the major provisions of the Acquisition Agreement. Subsequent to the meeting, Page America expressed its concern that adjustments to the purchase price would be made in cash. Metrocall agreed that any adjustments to the purchase price would be made in Metrocall Common Stock and would not impact the cash portion of the purchase price.

     In April 1996, Page America engaged Daniels to render its opinion as to the fairness of the Acquisition.

     On April 16, 1996, the Board of Directors of Page America met to consider the Metrocall transaction. After receiving an oral presentation from Daniels, the Board of Directors determined that the Acquisition Agreement was in the best interests of Page America and that the consideration to be received by Page America was fair to Page America from a financial point of view.

     On April 19, 1996, the Board of Directors of Metrocall met to consider the Acquisition. The Metrocall Board reviewed the principal terms of the Acquisition Agreement, approved the Acquisition Agreement and authorized the executive officers of Metrocall to enter into such agreements as were necessary and appropriate to effectuate the Acquisition.

     The Acquisition Agreement was entered into on April 22, 1996. Concurrently therewith and as a condition to signing the Acquisition Agreement, the Stockholder's Agreement was entered into among Metrocall and certain shareholders of Page America.

     The original Acquisition Agreement, prior to the January 30, 1997 amendment, provided that the consideration to be received by Page America was to be (A) $55 million in cash and (B) a number of shares of Metrocall Common Stock to be determined based on the operating results of Page America through the Closing Date. The number of shares of Metrocall Common Stock to be received by shareholders of Page America was to be equal to $23.5 million (subject to certain adjustments), divided by the average of the last sales price per share of Metrocall Common Stock on the NNM for the 20 consecutive trading days ending on the trading day five trading days immediately prior to the Closing Date, provided that the share price was not to exceed 110% of or be less than 90% of $19.8250. The value and number of shares of Metrocall Common Stock to be issued in the Acquisition was to be subject to adjustments based on (a) working capital and operating results of Page America prior to the Closing and (b) the share price of the Metrocall Common Stock at the Closing. Based on financial information of Page America at September 30, 1996, the total amount of working capital adjustment and operating adjustment would have been $8,684,782, resulting in the value of the Metrocall Common Stock to be received by Page America in the Acquisition being reduced from $23.5 million to $14,815,218. This amount would then be divided by the minimum share price referenced above. Based on the closing price of a share of Metrocall Common Stock on January 8, 1997, Page America would have received an aggregate of 830,333 shares of Metrocall Common Stock which would have had a market value at the date of $5,397,165. Thus, the total transaction value to be received by Page America would have been approximately $60.4 million, plus the assumption of approximately $2.3 million of liabilities. The number of shares of Metrocall Common Stock to have been received by Page America would have been subject to further adjustments based on Page America's operations subsequent to September 30, 1996.

     Subsequent to execution of the original Acquisition Agreement, Metrocall entered into a merger agreement with A+ Network. The A+ Network Merger was consummated on November 15, 1996. During this period, Metrocall also negotiated and closed the Metrocall Credit Facility, as well as the sale of $40 million in Series A Preferred Stock and warrants.

     Beginning in November 1996, representatives of Page America and Metrocall met to discuss the possibility of revising the terms of the Acquisition Agreement to provide Metrocall financial flexibility in choosing the mix of consideration to be paid for Page America's assets, in light of Metrocall's debt position and borrowing capacity following the A+ Network Merger, and to reflect adjustments based on Page America's operations. After numerous discussions and several meetings, the purchase price set forth herein was agreed upon by Metrocall and Page America. The Boards of Directors of Metrocall and Page America approved the revised terms on January 17, 1997. The amendment to the Acquisition Agreement to reflect the revised terms was signed by the parties on January 30, 1997.

REASONS OF THE PAGE AMERICA BOARD OF DIRECTORS; FACTORS CONSIDERED

     Page America has incurred net losses since its inception in 1976 and believes that it will continue to incur losses for at least the next several years. In 1994, Page America's credit facility with its bank lenders (the "Page America Credit Facility") was amended to terminate the revolving credit portion thereof. As a result, Page America did not have any readily available unused bank line. This severely restricted its ability to purchase pagers and to grow. In response to this, in May 1994, Page America retained Smith Barney Inc. to act as its exclusive financial advisor to render financial advisory services to Page America and to explore the sale of capital stock or assets of Page America. In July 1995, Page America sold substantially all of its Florida and California paging assets for a sales price of $19.4 million. The proceeds of such sale were used to repay bank indebtedness and to improve Page America's working capital position. This sale of assets and use of proceeds required lender approval. As a condition of this approval, the Page America Credit Facility was amended to accelerate the maturity date of such facility to December 29, 1995 from June 30, 1996. The amendment further provided that if on December 29, 1995, Page America had entered into a letter of intent for the sale of assets sufficient to repay in full the indebtedness, the maturity date would be extended to February 29, 1996. The maturity date would be further extended to June 28, 1996, if on February 29, 1996, Page America had an agreement to sell assets or, if on or before December 29, 1995 (or February 29, 1996 if the maturity date had been extended as provided in the prior sentence), had a commitment for the refinancing in full of the indebtedness under the Page America Credit Facility. At the same time, Page America's 12% subordinated notes due 2003 (the "Subordinated Notes") were modified to provide for a final maturity of six months subsequent to the final maturity of the Page America Credit Facility and to eliminate the cash payment of interest until maturity.

     In order to repay amounts due under the Page America Credit Facility and the Subordinated Notes and to obtain sufficient capital to purchase an adequate number of pagers to at least maintain its level of business, Page America determined that it would have to actively pursue opportunities to obtain long-term debt and equity financing or to sell some or all of its remaining assets. In August 1995, Page America terminated its engagement of Smith Barney Inc. Subsequently, Page America retained Daniels as its financial advisor to identify and contact prospective financing sources for Page America as well as to identify and contact prospective purchasers of the assets or stock of Page America. In addition, Page America met with a number of investment banking firms to determine the viability of a refinancing or recapitalization of Page America. In December 1995, Page America furnished to its banks a letter from an investment banking firm pursuant to which this firm expressed its confidence and intent to complete a recapitalization of Page America. The banks under the Page America Credit Facility determined that the letter did not satisfy the conditions precedent to the extension of the Page America Credit Facility and they refused to extend the maturity date beyond December 29, 1995. Subsequent to December 29, 1995, the banks advised Page America that it was in default under the terms of the Page America Credit Facility and that all amounts were immediately due and payable under the Page America Credit Facility.

     In addition, in August 1995, the American Stock Exchange (the "AMEX") notified Page America that it failed to meet certain financial and other guidelines for continued listing of its Common Stock and that the AMEX intended to pursue the steps required to delist the Common Stock. After many months of meetings and an appeal by Page America to the AMEX, the Page America Common Stock was delisted by the AMEX in May 1996.

     Page America's financial situation during this period was such that many vendors were unwilling to extend credit and provide pagers to Page America. With very limited access to pagers, Page America not only could not grow its business but experienced significant difficulty obtaining pagers for new subscribers. In view of the lack of funds available to Page America and acceleration of its Credit Facility, Page America actively continued to explore all avenues, consisting of the sale of some or all of its assets or a recapitalization of Page America. The recapitalization alternative, as contemplated by the aforementioned letter of intent, was explored and considered very thoroughly. Page America ultimately concluded that the proceeds available to its shareholders resulting from the Metrocall offer and the significantly higher certainty of outcome made the proposed sale of assets to Metrocall a superior alternative. In considering the Acquisition, the Page America Board considered a number of factors of which the shareholders of Page America should be aware including, without limitation, the following:

          (a) The amount of consideration to be received in the Acquisition relative to other offers or expressions of interest received by Page America;

          (b) The historical operating results of Page America and the likelihood that Page America was expected to continue to incur losses;

          (c) The difficulties and market uncertainties inherent in pursuing any refinancing or recapitalization of Page America and the possibility that Page America would be unable to complete the same in a timely fashion;

          (d) If a refinancing was effectuated, the likelihood that the refinancing would severely dilute any remaining value to the holders of Page America Common Stock;

          (e) The Page America Common Stock would not continue to be listed on the AMEX and the resulting severe limitation in trading of such stock; and

          (f) The advice and opinion of Daniels as to the fairness of the consideration to be received in the Acquisition.

     Subsequent to the signing of the initial Acquisition Agreement, Page America and its bank lenders amended the terms of the Page America Credit Facility to, among other matters, (a) extend the maturity date of the Page America Credit Facility to the earlier of consummation of the Acquisition or November 30, 1996 , (b) provide Page America with a $750,000 revolving credit facility, (c) eliminate all financial covenants and (d) waive all defaults. Page America is currently in default in the payment of all amounts due under the Page America Credit Facility and in payment of its Subordinated Notes.

     Page America believes that the amended and restated Acquisition Agreement signed on January 30, 1997, was in the best interests of Page America and its shareholders. Although the cash portion of the purchase price was reduced significantly, the amendment established the purchase price at the September 30, 1996 values, eliminated certain possible further operating adjustments to the purchase price, and extended the time to close the Acquisition to July 1, 1997.

OPINION OF PAGE AMERICA'S FINANCIAL ADVISOR

     Daniels has delivered a written opinion to the Page America Board that, as
of             , 1997, the aggregate consideration to be received by Page
America from Metrocall for the assets being sold in the Acquisition is fair to Page America from a financial point of view. No limitations were imposed by the Page America Board upon Daniels with respect to the due diligence investigations made or procedures followed by Daniels in rendering its opinion.

     The full text of the opinion of Daniels dated as of             , 1997,
which sets forth the assumptions made, analyses performed, and limits on the review undertaken, is attached to this Proxy Statement/Prospectus as Appendix D. PAGE AMERICA SHAREHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. Daniels' opinion is directed only to the aggregate consideration to be received in the Acquisition and does not constitute a recommendation to any Page America shareholder as to how such shareholder should vote at the Special Meeting. The summary of the opinion of Daniels set forth below is qualified in its entirety by reference to the full text of such opinion.

     In arriving at its opinion, Daniels did, among other things, the following:
(1) reviewed this Proxy Statement/Prospectus and the Registration Statement; (2) reviewed the annual reports and related financial information for the three fiscal years ended December 31, 1995, and the most recently available related unaudited financial information of each of Page America and Metrocall; (3) reviewed certain information relating to the business, earnings, cash flow, assets, and prospects of Page America and Metrocall; (4) conducted discussions with members of senior management of Page America and Metrocall regarding the business and prospects of Page America and Metrocall, respectively; (5) reviewed minutes of meetings of the Page America Board at which the proposed Acquisition was discussed; (6) compared the results of operations of Page America with those of certain companies which Daniels deemed to be reasonably similar to Page America; (7) compared the proposed financial terms of the Acquisition contemplated by the Acquisition Agreement with the terms of certain other mergers and acquisitions which Daniels deemed to be relevant; (8) reviewed the following documents relating to the Acquisition:
the Acquisition Agreement and           ; and (9) reviewed such other financial
studies and analyses and performed such other investigations and took into account such other matters as Daniels deemed necessary for purposes of its opinion.

     The following types of analyses were performed by Daniels:

          1. Consideration of the fact that the Acquisition provided the greatest amount of cash and total consideration relative to any other offers or expressions of interest received after extensive solicitation efforts were completed in the beginning of 1996.

          2. Comparison of EBITDA trading multiples of recent transactions involving companies with over 100,000 paging units.

          3. Review of comparable public market trading multiples in the paging industry relative to that of the Acquisition.

          4. Review of Metrocall's financial condition on a proforma basis factoring in the Acquisition, as well as all of its other announced transactions.

          5. Review of Page America's leverage ratio on a stand-alone basis and on a proforma basis with Metrocall.

     The above summary is not a complete description of the matters considered, the analyses performed by Daniels or the results thereof. No company used in any analysis as a comparison is identical to Page America or Metrocall, and no transaction so used is identical to the Acquisition. Accordingly, an analysis of the results is not strictly mathematical, but involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies considered comparable, as well as other factors. In performing its analyses, Daniels also made numerous assumptions about the operations, financial condition, and prospects of both Page America and Metrocall, on stand-alone and combined bases, as well as about general business, economic, and
market conditions existing as of             , 1997. Daniels then made
qualitative judgments about the significance and relevance of the facts and assumptions on which it relied and the particular analysis being performed. Its analyses were considered by Daniels as a whole in reaching its conclusions about the fairness of the aggregate consideration to be received in the Acquisition as
of             , 1997. Daniels therefore believes that its analyses must be considered as a whole and that selecting portions of factors considered and analyses performed by it, without considering all factors and analyses, could create a misleading or incomplete view of the process underlying its analyses and fairness opinion.

     In preparing its opinion, Daniels relied on the accuracy and completeness of all information supplied or otherwise made available to Daniels by Page America and Metrocall, and Daniels did not independently verify such information and/or make or obtain an independent appraisal of the assets of Page America. Daniels' opinion is based on market, economic, financial, and other conditions
as they existed and could be evaluated on             , 1997.

     Daniels is an international consulting and financial services company that specializes in providing brokerage, investment banking, financial advisory, and financial consulting services in the telecommunications and entertainment industries. The Page America Board selected Daniels as a financial advisor and to provide it with a fairness opinion based upon Daniels familiarity with the paging industry generally, and with Page America in particular, having been previously retained by Page America to identify and contact prospective purchasers, as well as Daniels' experience, ability, and reputation with respect to transactions similar to the Acquisition. Daniels does not have an ownership position in Page America.

     In connection with the engagement of Daniels to render its fairness opinion to Page America, Page America has agreed to pay a fee in the amount of $200,000, which amount became due upon Daniels delivery of the written opinion to Page America, irrespective of whether or not the Acquisition being opined upon by Daniels is ultimately consummated.

     On October 5, 1995, Daniels was retained by Page America to, among other things, contact prospects which were qualified and interested in a purchase or merger transaction with Page America. Daniels is entitled to a fee from Page America if the Acquisition with Metrocall is consummated in an amount of 1% of the aggregate Acquisition consideration (or approximately $600,000), reduced by the $200,000 previously paid. Page America has also agreed to reimburse Daniels for all reasonable out-of-pocket expenses incurred by Daniels in connection with its rendering of services to Page America, including fees and expenses of any outside legal or other advisers, as supported by appropriate receipts and/or documentation, in connection with the services to be rendered by Daniels and its employees, subject to Page America's pre-approval of any travel-related or legal expenses. In addition, Page America has agreed to indemnify Daniels for certain liabilities to which Daniels may become subject as the result of its provision of services to Page America.

     Daniels has an interest in the consummation of the Acquisition in light of its right to receive certain fees from Page America, as described above, and in the section hereof entitled "The Acquisition -- Conflicts of Interest." Daniels is not entitled to receive any fees from Metrocall in connection with the Acquisition. However, Daniels has received certain fees from Metrocall for advisory services rendered to Metrocall in connection with Metrocall's acquisition of Satellite Paging and Message Network in August 1996 and of A+ Network, Inc. in November 1996.

ACCOUNTING TREATMENT

     The Acquisition will be accounted for by Metrocall under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on the estimated fair values at the time of acquisition. Income of Metrocall will not include income (or loss) of Page America prior to the date of acquisition.

REGULATORY APPROVALS

  ANTITRUST

     The Acquisition is subject to the HSR Act, which provides that certain transactions may not be consummated until required information and material have been furnished to the Antitrust Division of the DOJ and the FTC and certain waiting periods have expired or been terminated. On September 20, 1996, Metrocall and Page America each filed the required information and material with the DOJ and the FTC. The statutory waiting period under the HSR Act terminated on October 27, 1996. No additional filings or waiting periods are applicable with respect to the Acquisition pursuant to the HSR Act and the rules promulgated thereunder.

  FCC

     The Acquisition is subject to the consent of the FCC to the transfer of various licenses owned by Page America to Metrocall. On May 7, 1996, Metrocall and Page America filed applications with the FCC for consent to the approval of the transfer of the licenses. On July 5, 1996, the FCC issued Public Notice granting assignment of all of the RCC licenses used in Page America's business. On August 14, 1996, the grant of assignment for the RCC licenses from Page America to Metrocall became final. Metrocall and Page America have applied for an extension of the time to close the Acquisition pursuant to this grant to May 31, 1997. Further extensions or approvals by the FCC are necessary for the transfer of certain Private Carrier Paging ("PCP") licenses which Page America believes are not material to the operations being sold to Metrocall.

THE ACQUISITION AGREEMENT

  REPRESENTATIONS AND WARRANTIES

     The Acquisition Agreement contains various customary representations and warranties, relating to, among other things, (a) proper organization and similar corporate matters; (b) Metrocall's capital structure; (c) the authorization, execution, delivery, performance and enforceability of the Acquisition Agreement; (d) the absence of conflicts under charters or by-laws and of violations of any instruments or laws; (e) required governmental and regulatory authority consents, approvals and authorizations; (f) financial statements; (g) documents filed by Metrocall with the Commission and the accuracy of the information contained therein; (h) litigation; (i) the validity of certain licenses, permits, franchises and other authorizations of governmental authorities required for and/or used in the operation of Page America's business, and compliance with laws generally (the "Licenses"); (j) tax matters relating to Page America; (k) interests in Page America's real and personal property; (l) Page America's material contracts; (m) environmental matters relating to Page America; (n) Page America's employee benefit plans; (o) affiliated party transactions with respect to Page America; (p) liens on assets and principal properties; (q) qualifications and financial capabilities of Metrocall; and (r) the due authorization, issuance and listing of the Metrocall Common Stock to be issued pursuant to the Acquisition Agreement.

  POSSIBLE ADJUSTMENTS IN THE STOCK CONSIDERATION

     Pursuant to the Acquisition Agreement, the amount of Stock Consideration is subject to adjustment based on changes in the Working Capital Deficit as of the Closing Date. As used in the Acquisition Agreement, "Working Capital Deficit" means, as of a date, the amount by which (i) the consolidated current assets (including accounts receivable net of reserves for uncollectible accounts) excluding (A) cash and cash equivalents of Page America and (B) any escrowed monies from the July 28, 1995 asset sale to Paging Network of Florida, Inc., is less than (ii) the consolidated current liabilities (excluding indebtedness on borrowed money and indebtedness not assumed by Metrocall, but including amounts necessary to satisfy certain liens) of Page America. The stock portion of the purchase price will be decreased by the amount by which the Working Capital Deficit as of the Closing Date exceeds $2,347,165, or will be increased by the amount by which the Working Capital Deficit is less than $2,347,165 on the Closing Date. As of November 30, 1996, the Working Capital Deficit would have been $2,252,745, and the Stock Consideration would be increased by $94,420 as a result of this adjustment.

     In addition, the amount of the Stock Consideration will be decreased by an amount equal to the product of (A) the shortfall, if any, between (1) Page America's Pro Forma Service Revenue for the month immediately preceding the Closing Date and (2) Page America's Pro Forma Service Revenue Threshold for the month immediately preceding the Closing Date and (B) 35.16 (the "Operating Adjustment"). As used in the Acquisition Agreement, "Pro Forma Service Revenue" means for the calendar month immediately prior to the date of determination, Page America's total paging operations service revenue to the extent that such revenue has been derived in the ordinary course of business consistent with Page America's past business practices, consisting of (a) service revenue, (b) service revenue-agents, and (c) other revenue for such period, each such item to be determined consistently with such items shown on Page America's audited financial statements. The "Pro Forma Service Revenue Threshold" means Pro Forma Service Revenue equal to

(a) $1,567,233 minus (b) $100,000 times the number of months elapsed from and including January 1997 through the relevant date.

  CERTAIN COVENANTS

     Page America has agreed to take all action necessary to convene a meeting of its shareholders to approve the Acquisition Agreement and to use its reasonable efforts to solicit proxies in favor of the Acquisition Agreement. Page America has also agreed that from the date of signing of the Acquisition Agreement until the Closing Date, it will, among other things, (a) conduct its business only in the ordinary course; (b) maintain and keep its material properties, machinery and equipment used in its business in the same condition in all material respects, except for ordinary wear and tear; (c) not enter into any agreement for the purchase, sale or other disposition, or purchase, sell or dispose of, any equipment, supplies, inventory, investments or other assets, except for sales of inventory and purchases of equipment, materials and supplies in the ordinary course of business consistent with past business practices; (d) consistent with past business practices, perform all its material obligations under material contracts, leases and documents relating to or affecting Page America's business and, consistent with past business practices, pay all accounts payable which become due according to their terms prior to the Closing Date; (e) comply with and perform in all material respects all obligations and duties imposed upon it by Federal, state and local laws; and (f) give Metrocall reasonable access during normal business hours to all of its plants, properties, books, accounts, contracts, documents and records.

     Pursuant to the Acquisition Agreement, each of Page America and Metrocall has agreed that it will, among other things, (a) join in and file applications with the FCC and/or any other public utilities commission relating to the assignment or transfer of control of the Licenses from Page America to Metrocall and any similar applications required by other agencies; (b) timely and promptly make all filings which are required under the HSR Act and furnish the other party with such information and assistance as may be reasonably requested in connection with the preparation of necessary filings or submissions to any governmental agency, including, without limitation, any filing necessary under the provisions of the HSR Act; (c) consistent with its past business practices, use its reasonable efforts to maintain and preserve its business, including, but not limited to in the case of Page America, maintaining and preserving its Licenses and prosecuting diligently all applications for Licenses, including any renewal applications; (d) maintain its corporate existence; and (e) use its best reasonable efforts to assure, to the extent within its control, as soon as is reasonably practicable, the satisfaction of the conditions required to consummate the Acquisition, including, but not limited to, the filing and prosecution of all requests for regulatory approvals and obtaining third party consents.

  CONSIDERATION OF OTHER PROPOSALS

     Under the terms and conditions of the Acquisition Agreement, unless and until the Acquisition Agreement shall have been terminated by either party in accordance with the terms thereof (see "-- Amendment, Waiver and Termination"), Page America agreed that it will not (and shall use its best efforts to ensure that none of its shareholders, officers, directors, agents, representatives or affiliates) take or cause, directly or indirectly, any of the following actions with any party other than Metrocall or its designees: (i) solicit, initiate or participate in any negotiations, inquiries or discussions with respect to any offer or proposal to acquire all or a substantial part of Page America's business, assets or capital shares whether by merger, consolidation, other business combination, purchase of assets, tender or exchange offer or otherwise (each of the foregoing, an "Acquisition Proposal"); (ii) disclose, in connection with an Acquisition Proposal, any information with respect to, or otherwise cooperate in any way with, or assist or participate in, any effort or attempt by any person to do or seek any of the foregoing; (iii) enter into or execute any agreement relating to an Acquisition Proposal; or (iv) make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal other than with respect to the transactions contemplated by the Acquisition Agreement; provided, however, that the Acquisition Agreement does not prohibit Page America from taking any of the actions specified above if, in each case, its Board of Directors determines in good faith, after consultation with legal counsel, that such action is required by the fiduciary duties of such directors under applicable state law.

  OTHER CONDITIONS TO THE ACQUISITION

     In addition to the requisite approval of the Acquisition Agreement by Page America's shareholders and satisfaction of the conditions described above under "--Regulatory Approvals," the consummation of the Acquisition is subject to, among other matters, the satisfaction of the following conditions (unless waived where permissible): (a) the representations and warranties of the other party shall be true and correct in all material respects as of the Closing Date; (b) performance and compliance in all material respects with the obligations, agreements, covenants and conditions required by the Acquisition Agreement to be performed or complied with prior to or at the Closing Date; (c) execution of an escrow agreement and registration rights agreements; and (d) receipt of various legal opinions, certificates, consents, resolutions and documents from the other party and from third parties, as applicable.

  INDEMNIFICATION

     The Acquisition Agreement provides that Page America will indemnify Metrocall from and against any and all claims, losses, damages, liabilities and expenses ("Damages") that in the aggregate exceed $50,000 that relate to (a) breaches of its representations, warranties, covenants, agreements and obligations contained in the Acquisition Agreement; (b) claims arising out of the operation of Page America's business prior to the Closing; (c) certain pending tax assessments/audits and litigation; (d) the failure to obtain the protection afforded by compliance with the notification requirements of certain bulk sales laws; (e) the noncompliance by Page America with the terms and conditions of Licenses issued by the FCC; and (f) any excluded liability (as defined in Section 2.4 of the Acquisition Agreement). If Metrocall is the indemnified party, Metrocall will recover the amount of its Damages from the Escrowed Consideration before seeking any recovery from Page America.

     Metrocall will indemnify Page America from and against any and all Damages that in the aggregate exceed $50,000 that relate to (a) breaches of its representations, warranties, covenants, agreements and obligations contained in the Acquisition Agreement, (b) claims arising out of the business after the Closing and (c) any assumed liability (as defined in Section 2.3 of the Acquisition Agreement).

     The representations and warranties of the respective parties to the Acquisition Agreement will survive the Closing for a period of eighteen months and neither party may seek indemnification from the other unless a claim for indemnification is made within eighteen months of the Closing.

  AMENDMENT, WAIVER AND TERMINATION

     The Acquisition Agreement may be modified or amended by written agreement of each of the parties. In addition, each party may at any time waive the other party's compliance with certain terms and conditions of the Acquisition Agreement.

     The Acquisition Agreement may be terminated at any time prior to the Closing Date (a) by mutual consent of Metrocall and Page America; (b) by either Metrocall or Page America if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Acquisition (including FCC denial of required license assignments) and such order, decree, ruling or other action shall have become final and nonappealable; (c) by either Metrocall or Page America if there has been a failure to comply with conditions precedent of the other party (other than by reason of the material breach by such terminating party of any of its representations, warranties, covenants or agreements set forth in the Acquisition Agreement), and such noncompliance shall not have either been cured within five days after receipt of written notice from the terminating party or the waiver by the terminating party of such conditions; (d) by either Metrocall or Page America if there has been a breach of any of Page America's representations, warranties or covenants, which breach shall, in Metrocall's good faith estimation, cost $500,000 or more to cure, and Page America is unable or unwilling to cure the same, or such breach is not capable of being cured; (e) by Metrocall if there is a loss or damage to any of Page America's assets resulting from fire, theft or other casualty which is so substantial as to prevent the normal operation of any material portion of Page America's business or the replacement or restoration of the lost or damaged material asset within 30 days after the occurrence of the event resulting in the loss or damage; (f) by Page America if Page America receives an Acquisition Proposal that is financially superior to the transactions contemplated by the Acquisition Agreement and is reasonably capable of being financed (as determined in each case in good faith by the Page America Board after consultation with Page America's financial advisors); and (g) by either Metrocall or Page America if the Acquisition has not occurred on or before July 1, 1997.

     Prior to a termination pursuant to clause (f) above, Page America will negotiate in good faith with Metrocall to make such adjustments in the terms and conditions of the Acquisition Agreement so as to enable Metrocall to match or better the Acquisition Proposal. If Page America exercises its termination rights pursuant to such clause (f), upon the closing of the transactions contemplated by an Acquisition Proposal, Page America shall pay Metrocall, out of the resulting proceeds, a "break-up" fee of $4 million, plus $2 million for all of Metrocall's fees and expenses in connection with the Acquisition Agreement. If the transaction contemplated by such Acquisition Proposal fails to close for any reason, Page America shall, within 30 days of termination or abandonment of the Acquisition Proposal transactions, enter into an agreement with Metrocall to consummate a transaction on substantially the same terms as are contained in the Acquisition Agreement.

LISTING

     Metrocall Common Stock trades on the NNM. Metrocall intends to apply to have the Metrocall Common Stock issued to Page America pursuant to the Acquisition Agreement included in The Nasdaq Stock Market upon consummation of the Acquisition.

CONFLICTS OF INTEREST

     David A. Barry, Chairman of the Board and Chief Executive Officer of Page America, and Jack Kadis, directors of Page America, are the general partners of BHI Associates VI, L.P., which is the sole general partner of Bariston Paging Partners, L.P. ("Bariston Paging"). Messrs. Barry and Kadis are the controlling shareholders of Bariston Holdings, Inc., which is the sole shareholder of Bariston Associates, Inc. ("Bariston") and Bariston Securities, Inc. ("Bariston Securities"). Bariston Paging, Bariston and Mr. Barry own in the aggregate 158,874 shares of Series One Preferred Stock, representing 55.5% of the outstanding shares of Series One Preferred Stock. See "Certain Relationships and Related Transactions."

     Daniels has an interest in the consummation of the Acquisition in light of its right to receive certain fees from Page America, as described above and in the section hereof entitled "The Acquisition -- Conflicts of Interest." Daniels is not entitled to receive any fees from Metrocall in connection with the Acquisition. However, Daniels has received certain fees from Metrocall for advisory services rendered to Metrocall in connection with Metrocall's acquisition of Satellite Paging and Message Network in August 1996 and of A+ Network, Inc. in November 1996.

INTEREST OF MANAGEMENT IN THE ACQUISITION

     In order to assist Page America in consummating the Acquisition and retaining key members of management pending the closing, Page America has entered into employment arrangements with its three senior executive officers, Kathleen C. Parramore, Martin Katz and Richard A. Contrera.

     The agreement with Ms. Parramore provides that she will continue her employment with Page America through February 28, 1997. Upon the closing of the Acquisition, Ms. Parramore will be entitled to receive a severance payment of $165,000 (her present annual salary), payable in twelve equal monthly installments commencing after the closing. This payment will not be made if Ms. Parramore becomes employed by Metrocall. In May 1996, Ms. Parramore received a cash bonus of $25,000. Upon closing of the Acquisition, Ms. Parramore will be entitled to a further cash bonus of approximately $16,000.

     Page America entered into a similar agreement with Martin Katz. Upon closing of the Acquisition, Mr. Katz will be entitled to a six month severance payment of $75,000, payable in six equal monthly installments commencing after the closing. This payment will not be made if Mr. Katz becomes employed by Metrocall. In May 1996, Mr. Katz received a cash bonus of $20,000. Upon closing of the Acquisition, Mr. Katz will be entitled to a further cash bonus of approximately $17,500.

     Page America also entered into an employment arrangement with Richard Contrera. Page America paid a cash bonus of $10,000 to Mr. Contrera in May 1996, agreed to pay a second cash payment of $10,000 at the end of his employment with Page America and an additional $10,000 for each of the four months following termination of his employment with Page America.

ESCROW OF CONSIDERATION

     In connection with the Acquisition Agreement, Metrocall and Page America will enter into an escrow agreement which provides that Metrocall Common Stock and Common Stock Equivalents issued to Page America with a Share Value of $4 million will be held in escrow (the "Escrowed Consideration") to satisfy, at least in part, any indemnification claims made by Metrocall against Page America pursuant to the provisions of the Acquisition Agreement. The escrow agreement contemplates that the Escrowed Consideration will be released to Page America on April 1, 1998, unless the Escrowed Consideration had been used prior to such time to satisfy claims by Metrocall for indemnification.

REGISTRATION RIGHTS AGREEMENTS

     In connection with the Acquisition Agreement, Metrocall and Page America will enter into registration rights agreements pursuant to which Metrocall will be required to file with the Commission, as soon as practicable after the Closing Date, a registration statement on Form S-3 with respect to the sale of all of the shares of Metrocall Common Stock received by Page America as the Stock Consideration. In addition, Metrocall and Page America will enter into an additional registration rights agreement pursuant to which Metrocall will be required to file with the Commission a registration statement on Form S-3 with respect to the sale of the Metrocall Common Stock issuable upon conversion of the Series B Preferred Stock promptly after the stockholders of Metrocall approve the amendment of its certificate of incorporation to authorize additional shares of common stock into which the Series B Preferred Stock would be convertible. Metrocall will be required to use its best efforts to have such registration statements declared effective as soon as possible and to keep them effective as long as such registration is necessary. Metrocall is responsible for all fees and expenses associated with the registration.

STOCKHOLDERS AGREEMENT

     Certain shareholders of Page America, including Bariston Paging, who in the aggregate beneficially owned approximately 6,097,125 shares of Page America Common Stock and 198,496 shares of Series One Preferred Stock as of the Record Date, or approximately 48% of the voting rights as of the Record Date, have entered into the Stockholders Agreement pursuant to which they have agreed to vote all of their shares of Page America Common Stock and Series One Preferred Stock for the approval of the Acquisition Agreement. In addition, pursuant to the Stockholders Agreement, such shareholders have also agreed to vote at any meeting of shareholders of Page America against (i) any Acquisition Proposal or
(ii) any amendment to Page America's Articles of Incorporation or By-laws or other proposal or transaction involving Page America or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Acquisition, the Acquisition Agreement or any other transactions contemplated by the Acquisition Agreement. Pursuant to the terms of the Stockholders Agreement, each such shareholder has granted Metrocall an option to purchase all of such shareholders' shares of Page America Common Stock and Series One Preferred Stock, which option is exercisable in the event that the Acquisition Agreement is terminated by Page America as a result of the receipt by Page America of an Acquisition Proposal that is financially superior to the Acquisition and is reasonably capable of being financed. Under the terms of the option, Metrocall will pay for each share of (i) Page America Common
Stock, $          , representing the average of the last sales price per share on the AMEX for the twenty consecutive trading days immediately prior to the date of execution of the Stockholders Agreement, and (ii) Series One Preferred Stock, $105.00, its liquidation preference.

CONSEQUENCES UNDER FEDERAL SECURITIES LAWS

     Shares of Metrocall Common Stock, Common Stock Equivalents and Series B Preferred Stock that will be issued upon consummation of the Acquisition and any Common Stock issuable upon conversion of the Common Stock Equivalents and the resale of Metrocall Common Stock by affiliates of Page America will have been registered under the Securities Act. All of such shares will be freely transferable by those persons who, at the time of the Closing, are not deemed to be "affiliates" of Page America or Metrocall for purposes of Rule 145 under the Securities Act. However, shares received by persons, including Page America, who may be deemed to be "affiliates" of Page America or Metrocall, will not be freely transferable. Such affiliates, including Page America, may not sell their shares of Metrocall Common Stock, Common Stock Equivalents and Series B Preferred Stock acquired pursuant to the Acquisition, except (a) pursuant to an effective registration statement under the Securities Act covering those shares,
(b) in compliance with Rule 145 or (c) pursuant to another applicable exemption from the registration requirements of the Securities Act. Page America has agreed not to publicly sell the Series B Preferred Stock and to transfer such stock only to up to 10 beneficial owners pursuant to an applicable exemption from the registration requirements of the Securities Act.

                              PLAN OF LIQUIDATION

GENERAL

     The following is a brief summary of the Plan of Liquidation and certain aspects of the transactions contemplated by the Plan of Liquidation. This summary does not purport to be complete and is qualified in its entirety by reference to the Plan of Liquidation, a copy of which is attached to this Proxy Statement/ Prospectus as Appendix B and is incorporated herein by reference. Page America's shareholders are urged to read the Plan of Liquidation carefully.

     The Plan of Liquidation provides that (i) Page America shall enter into and effect the transactions contemplated by the Acquisition Agreement, (ii) upon the closing of the Acquisition, Page America shall continue in existence for the sole purpose of winding up its affairs, and that it shall not thereafter engage in any business activities other than activities related to the implementation of the Plan of Liquidation, (iii) Page America shall take all necessary action to settle and discharge, or otherwise provide for, all of its remaining liabilities either through the payment of monies received as the Cash Consideration, its available cash, the delivery of shares of Metrocall Common Stock, Common Stock Equivalents and Series B Preferred Stock received as the Stock Consideration pursuant to the Acquisition Agreement and/or pursuant to the sale of any or all of such shares and the application of the proceeds of the sale of such shares to the payment of Page America's remaining liabilities, (iv) upon the discharge of, or other provision for, all of Page America's liabilities, Page America shall transfer all of its remaining assets, including the transfer in kind of any shares of Metrocall Common Stock then owned by Page America, to its shareholders in accordance with their respective rights and interests (less any assets retained as reasonable provisions to meet claims, including unasserted, contingent, conditional or unmatured liabilities or expenses, and specifically set aside for such purpose) and (v) Page America shall thereafter dissolve as a corporate entity.

     The value of the assets of Page America to be available for distribution to its shareholders upon liquidation cannot be ascertained at this time and will depend, among other things, on the amount of its remaining liabilities, the number of shares of Metrocall Common Stock or Common Stock Equivalents to be returned to Page America from the escrow and the sale or disposition of the Metrocall Common Stock, Common Stock Equivalents and Series B Preferred Stock to be received by Page America pursuant to the Acquisition Agreement. Upon the completion of the Acquisition, Page America will not conduct any ongoing business operations or generate any revenues by reason thereof.

     Page America intends to proceed with the closing of the Acquisition promptly after the approval of the Acquisition Agreement and the Plan of Liquidation by the Page America shareholders. The Page America Board has reserved the right to modify or delay the Plan of Liquidation after the closing of the Acquisition in the event that the market price of the Metrocall Common Stock declines substantially and the Board determines, based upon the facts and circumstances at that time, that it would be in the best interests of Page America and its shareholders to await a possible increase in the market price of the Metrocall Common Stock before transferring shares of Metrocall Common Stock, Common Stock Equivalents and Series B Preferred Stock.

ASSETS AND LIABILITIES OF PAGE AMERICA AFTER THE ACQUISITION

     The net cash proceeds to be received by Page America as a result of the Acquisition will be approximately $24 million, after giving effect to transaction costs (including fees and expenses of Daniels, and accounting and legal fees). The liabilities of Page America following the Acquisition will include the liabilities of Page America to its bank lenders under the Page America Credit Facility, the holders of its Subordinated Notes, miscellaneous liabilities, federal, state and other income, sales, transfer and other taxes and the liabilities for legal, accounting and other expenses relating to the Acquisition and the liquidation and dissolution of Page America. The primary assets of Page America following the Acquisition will be available cash, the Cash Consideration and the shares of Metrocall Common Stock, Common Stock Equivalents and Series B Preferred Stock received as the Stock Consideration for the Acquisition. These assets and liabilities are described in greater detail below.

  Liabilities

     At December 31, 1996, Page America had outstanding $34,610,206 of principal and interest under the Page America Credit Facility, $17,338,750 of principal and interest due under the Subordinated Notes, $1,054,822 payable to the holders of Subordinated Notes required to repurchase warrants held by them and approximately $2.4 million of liabilities which will not be assumed by Metrocall. In addition, Page America presently intends that it will need at least an additional approximately $1.7 million as a reserve for taxes and other liabilities; however, the exact amount needed for these purposes will not be determinable until at least one to two years after the Closing.

     Page America will also incur liabilities after the Acquisition for legal, accounting and other expenses relating to the implementation of the Plan of Liquidation. While Page America cannot accurately predict the extent of these expenses, they could be substantial, depending on the issues that arise in the implementation of the Plan of Liquidation.

  Assets

     The primary assets of Page America following the Acquisition will be cash in hand at Closing, the Cash Consideration and the shares of Metrocall Common Stock, Common Stock Equivalents and Series B Preferred Stock received as the Stock Consideration for the Acquisition, together with $250,000 in cash held in escrow pursuant to the sale of Page America's California and Florida operations. Metrocall Common Stock or Common Stock Equivalents issued to Page America with a Share Value of $4 million (the "Escrowed Consideration") will be held in escrow pursuant to the escrow agreement. See "The Acquisition -- General" and "-- Escrow of Consideration."

IMPLEMENTATION OF THE PLAN OF LIQUIDATION

     The Cash Consideration to be received by Page America will not be sufficient to discharge Page America's liabilities, including liabilities under the Page America Credit Facility and under the Subordinated Notes. Page America will have to reach agreement with its creditors in order to discharge its liabilities. Page America is in negotiations with the holders of the debt outstanding under the Page America Credit Facility and under the Subordinated Notes in an attempt to resolve the payment of such liabilities. In addition, the consent of Page America's bank lenders to the Acquisition and to the release of their liens on Page America's assets will be required. There is no assurance that any agreement will be reached. The consent of such holders is required in order to consummate the Acquisition.

     With respect to legal, accounting and other expenses that Page America will incur in winding up the affairs of Page America, Page America will likely require cash to satisfy such liabilities. To raise such cash, Page America may be required to sell shares of Metrocall Common Stock, Common Stock Equivalents or Series B Preferred Stock which in turn will cause Page America to incur the costs of sale of the shares.

     Following the discharge and/or provision for the liabilities of Page America, the Plan of Liquidation contemplates that Page America will distribute any remaining assets to its shareholders. It is anticipated that the only remaining assets will be any shares of Metrocall Common Stock that have not been previously distributed in payment of the liabilities discussed above and any shares of Metrocall Common Stock or Common Stock Equivalents remaining in escrow after all indemnification obligations have been satisfied or the proceeds from the sale of the foregoing. The value of the assets to be available for distribution to the Page America shareholders upon liquidation cannot be ascertained at this time and will depend, among other things, on the total amount of its liabilities, the number of shares of Metrocall Common Stock or Common Stock Equivalents available to Page America from the escrow and the market value of the Metrocall Common Stock to be received by Page America (which is subject to change based upon, among other things, the earnings and perceived prospects of Metrocall and market fluctuations).

     The holders of Series One Preferred Stock have a liquidation preference of $105.00 per share (or $30,067,905 in the aggregate) (the "Liquidation Preference") in any distribution by Page America of its assets to its shareholders. In addition to the Liquidation Preference, the holders of Series One Preferred Stock are entitled to any accrued and unpaid dividends prior to any distribution to the holders of Page America Common Stock upon liquidation. As of December 31, 1996, accrued and unpaid dividends on Page America's outstanding Series One Preferred Stock aggregated $2,863,610. Dividend payments on the Series One Preferred Stock, however, may be made in cash or in Page America Common Stock. The holders of Series One Preferred Stock have agreed to waive and relinquish all right to these accrued dividends, contingent upon the shareholders of the Company approving the Acquisition Agreement. In June 1996, Page America distributed to the holders of Series One Preferred Stock approximately 7,900,000 shares of Page America Common Stock in lieu of accrued and unpaid dividends through December 31, 1995.

     Page America is presently in negotiations with the holders of Series One Preferred Stock in an attempt to have such holders forego a portion of their liquidation preference so that funds may be available for distribution to the holders of Common Stock of Page America. There is no assurance that the holders of Series One Preferred Stock will agree to forego these rights or how much, if any, they will make available to the holders of Common Stock

     Set forth below is Page America's present estimate at March 31, 1997 of the amount of funds which Page America will have after the Acquisition and the present estimated liabilities.

           SOURCES                                       LIABILITIES
------------------------------                  ------------------------------
Cash Consideration              $25,000,000     Page America Credit Facility    $35,200,000
Stock Consideration              35,000,000     Subordinated Notes               18,000,000
Cash balance, including cash
  from existing escrow              590,000     Transaction Costs                 1,125,000
                                                Taxes                               826,000
                                                Other Liabilities                 1,526,000
                                                Estimated amounts for
                                                liquidation                       1,685,000
                                                Repurchase cost of warrants       1,055,000
                                                Liquidation Preference of
                                                Series
                                                One Preferred Stock              33,650,000
                                -----------                                     -----------
     Total                      $60,590,000     Total                           $93,067,000
                                 ==========                                      ==========

     The foregoing are based on future events that are not susceptible to accurate prediction. It is probable that some of the events will not materialize and that unanticipated events and circumstances will occur. Accordingly, the estimates are inherently subject to significant uncertainties and contingencies, many of which are beyond Page America's control.

     There can be no assurances that (i) any shares of Metrocall Common Stock will remain available for distribution to holders of Series One Preferred Stock after all liabilities are discharged and expenses paid, in which event the Page America shareholders would lose their entire investment or (ii) if there are any shares of Metrocall Common Stock remaining available for distribution, that such shares will be sufficient to pay the Liquidation Preference, in which event the holders of the Series One Preferred Stock would lose all or a part of their investment and the holders of Page America Common Stock would lose their entire investment. The Page America Board has reserved the right to modify or delay the Plan of Liquidation under certain circumstances if the market price of the Metrocall Common Stock declines substantially, which may delay any distribution to the Page America shareholders. In the event the Plan of Liquidation cannot be implemented, Page America may be forced to declare bankruptcy, or take other actions that may adversely affect the ability of Page America to preserve any assets for distribution to its shareholders.

     Page America does not presently intend to distribute any Metrocall Common Stock or Common Stock Equivalents to the holders of Page America Common Stock. Any amounts to be distributed to the holders of Page America Common Stock upon liquidation are expected to come from any cash proceeds to be received from the sale of the Metrocall Common Stock, Series B Preferred Stock or Common Stock Equivalents issued in the Acquisition. As a result, Page America does not anticipate being able to distribute funds to, if any such funds are available, its holders of Page America Common Stock for at least twelve months after the Closing.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material United States federal income tax consequences of the Plan of Liquidation to the holders of the Page America Common Stock and Series One Preferred Stock. The discussion does not address aspects of federal taxation other than income taxation and does not address all aspects of federal income taxation. This discussion also does not address aspects of federal income taxation that may be applicable to particular shareholders of Page America, including but not limited to investors who are subject to special treatment for federal income tax purposes, such as insurance companies, tax-exempt entities, financial institutions, pass-through entities, foreign companies, nonresident alien individuals, persons who received their Page America Common Stock or Series One Preferred Stock by exercise of options or otherwise as compensation, and foreign persons. In addition, the discussion does not consider any state, local or foreign tax consequences of the Plan of Liquidation. The discussion assumes that the holders of the Page America Common Stock and Series One Preferred Stock hold their shares of Page America Common Stock and Series One Preferred Stock as capital assets within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (generally property held for investment).

     HOLDERS OF THE PAGE AMERICA COMMON STOCK AND SERIES ONE PREFERRED STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PLAN OF LIQUIDATION.

  Federal Income Tax Treatment of Holders of Series One Preferred Stock

     The fair market value of property received by a holder of Series One Preferred Stock pursuant to the Plan of Liquidation or by exercise of dissenters' rights will be treated as a dividend to the extent of any accrued but unpaid dividends. Such amount will be taxable as ordinary income to the extent of Page America's earnings and profits. Distributions in excess of such earnings and profits will reduce a Series One Preferred Stockholder's tax basis in its Series One Preferred Stock and the remainder, if any, will be treated as taxable gain from the sale or exchange of the Series One Preferred Stock.

     Any property received by a holder of Series One Preferred Stock in the Plan of Liquidation or by exercise of dissenters' rights which is not treated as a dividend (a "Non-Dividend Distribution") will be treated as full payment in exchange for the holder's Series One Preferred Stock. A holder will recognize gain or loss equal to the difference between the fair market value of the Non-Dividend Distribution and the holder's basis in its Series One Preferred Stock (after reducing the basis of the Series One Preferred Stock pursuant to the immediately preceding paragraph).

     All property received by a holder of Series One Preferred Stock pursuant to the Plan of Liquidation or by exercise of a holder's dissenters' rights will have a basis in the hands of a holder of Series One Preferred Stock equal to the fair market value of the property as of the date of distribution.

  Federal Income Tax Treatment of Holders of Page America Common Stock

     A holder of Page America Common Stock will be treated as exchanging its Page America Common Stock for the property received pursuant to the Plan of Liquidation or the exercise of dissenters rights. A holder of Page America Common Stock will recognize gain or loss equal to the difference between the fair market value of the property received and its basis in its Page America Common Stock. The basis of the property received in the hands of the holder of Page America Common Stock will equal the fair market value of the property as of the date of distribution.

                DISSENTERS' RIGHTS OF PAGE AMERICA SHAREHOLDERS

     Holders of shares of Page America Common Stock and Series One Preferred Stock are entitled to relief as dissenting shareholders under Section 910 of the NYBCL. A holder of shares of Page America Common Stock or Series One Preferred Stock will only be entitled to dissenters' rights if he complies with Section 623 of the NYBCL. Dissenters' rights will not be available unless and until the Acquisition is consummated. The following is a summary of the method of compliance with Section 623 of the NYBCL. Such summary does not purport to be complete and is qualified in its entirety by reference to the text of Section 623 of the NYBCL which is attached to this Proxy Statement/Prospectus as Appendix C.

     A PAGE AMERICA SHAREHOLDER WHO WISHES TO PERFECT HIS RIGHTS AS A DISSENTING SHAREHOLDER IN THE EVENT THE ACQUISITION AGREEMENT IS ADOPTED MUST:

          (A) NOT VOTE FOR NOR CONSENT IN WRITING TO THE ADOPTION OF THE ACQUISITION AGREEMENT; AND

          (B) FILE WITH PAGE AMERICA, BEFORE THE TAKING OF THE VOTE ON THE ACQUISITION AGREEMENT AT THE SPECIAL MEETING, A WRITTEN OBJECTION TO THE ACQUISITION. SUCH WRITTEN OBJECTION MUST INCLUDE A NOTICE OF HIS ELECTION TO DISSENT, HIS NAME AND RESIDENCE ADDRESS, THE NUMBER OF SHARES AS TO WHICH HE DISSENTS, AND A DEMAND FOR PAYMENT OF THE FAIR VALUE OF HIS SHARES OF PAGE AMERICA COMMON STOCK OR SERIES ONE PREFERRED STOCK IF THE ACQUISITION AGREEMENT IS APPROVED.

     Any written demand for payment pursuant to clause (B) of the immediately preceding paragraph should be mailed or delivered to Page America Group, Inc., 125 State Street, Hackensack, New Jersey 07601, Attention: Secretary. Because the written demand must be delivered to Page America before the Page America shareholders vote on the Acquisition Agreement, it is recommended, although not required, that a shareholder using the mails should use certified or registered mail, return receipt requested, to confirm that he has made a timely delivery.

     Within 10 days after the Special Meeting, Page America will, by registered mail, give notice that the Acquisition Agreement was adopted (if applicable) to each of the shareholders of Page America who has delivered a written objection of the Acquisition to Page America and who did not vote for or consent in writing to the Acquisition. The notice will be sent by registered mail, return receipt requested, addressed to the Page America shareholder at his address as it appears on the records of Page America.

     A Page America shareholder shall have the right to dissent as to all shares that he beneficially owns and may not dissent as to less than all of his shares as to which he has a right to dissent. A nominee or fiduciary of a beneficial owner of shares may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner as to which such nominee or fiduciary has a right to dissent. Upon consummation of the Acquisition, dissenting shareholders will cease to have any of the rights as a shareholder of Page America except the right to be paid the fair value for their shares of Page America Common Stock or Series One Preferred Stock and any other rights they may have under Section 623 of the NYBCL.

     A notice of election to dissent may be withdrawn by a Page America shareholder at any time prior to his acceptance in writing of an offer made by Page America in accordance with Section 623 of the NYBCL, but in no event later than 60 days from the date of the consummation of the Acquisition, except that if Page America (as described below) fails to make a timely offer, the time for withdrawal of a notice of election shall be extended until 60 days from the date an offer is made. Thereafter, withdrawal of a notice of election by a Page America shareholder requires the written consent of Page America. In order to be effective, any withdrawal of a notice of election by a Page America shareholder must be accompanied by the return to Page America of any advance payment made to such shareholder pursuant to Section 623 of the NYBCL. If a notice of election is withdrawn by a Page America shareholder, or if the Acquisition is rescinded, or if a court determines that such shareholder is not entitled to receive payment for his shares of Page America Common Stock or Series One Preferred Stock, or if such shareholder otherwise loses his dissenters' rights, the Page

America shareholder will not have the right to receive payment for his shares, but he will be reinstated to all his rights as a Page America shareholder as of the consummation of the Acquisition.

     No payment shall be made to a dissenting shareholder at a time when Page America is insolvent or when such payment would make it insolvent. Within 30 days of notice of insolvency, the dissenting shareholder by written notice to Page America shall have the option to (i) withdraw the notice or (ii) retain the status as a claimant against Page America. If the dissenting shareholder does not exercise said option, Page America shall exercise the option by written notice to the shareholder within 20 days after the expiration of the 30-day period.

     At the time a Page America shareholder files a notice of election to dissent with Page America or within one month thereafter, the holder of shares of Page America Common Stock or Series One Preferred Stock represented by Certificates must submit such Certificates to Page America, or to Page America's transfer agent, who shall note conspicuously thereon that a notice of election to dissent has been filed. Once duly noted, Page America or its transfer agent, as the case may be, shall return the Certificates to the Page America shareholder. ANY HOLDER OF SHARES OF PAGE AMERICA COMMON STOCK OR SERIES ONE PREFERRED STOCK REPRESENTED BY CERTIFICATES WHO FAILS TO SUBMIT HIS CERTIFICATES FOR SUCH NOTATION SHALL, AT THE OPTION OF PAGE AMERICA, EXERCISED BY WRITTEN NOTICE TO THE SHAREHOLDER WITHIN 45 DAYS FROM THE DATE OF FILING OF SUCH NOTICE OF ELECTION TO DISSENT, LOSE HIS DISSENTERS' RIGHTS UNLESS A COURT, FOR GOOD CAUSE SHOWN, OTHERWISE DIRECTS.

     Within 15 days after the expiration of the period within which Page America shareholders may file their notices of election to dissent, or within 15 days after the consummation of the Acquisition, whichever is later (but in no event later than 90 days from the date of the Special Meeting), Page America will make a written offer by registered mail to each Page America shareholder who had filed such notice of election, to purchase such Page America shareholder's shares of Page America Common Stock or Series One Preferred Stock at a price which Page America considers to be such share's fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares of Page America Common Stock or Series One Preferred Stock with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the Acquisition has been consummated, such offer shall be accompanied by (a) advance payment to each Page America shareholder who has submitted the certificates representing his shares of Page America Common Stock or Series One Preferred Stock to Page America of an amount equal to 80% of the amount of the offer made by Page America for such shares or (b) as to each Page America shareholder who had not yet submitted his Certificates to Page America, a statement that advance payment to him of an amount equal to 80% of the amount of such offer will be made by Page America promptly upon submission of his Certificates. If the Acquisition has not been consummated at the time of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the Acquisition.

     If within thirty days after making the offer, Page America and any dissenting shareholder agree upon the price to be paid for said dissenting shares, payment therefor shall be made within sixty days of the offer or the consummation of the Acquisition, whichever is later, upon surrender of the dissenting shareholder's certificates.

     If Page America fails to make such offer within the 15-day period specified above, or if Page America makes the offer within such period but any dissenting shareholder or shareholders fail to agree with Page America within the next 30 days upon the price to be paid for their shares:

          (a) Page America shall, within the 20-day period after the expiration of the applicable two periods specified above, institute a special proceeding in the New York Supreme Court in the judicial district in which Page America's office is located to determine the rights of Page America's dissenting shareholders and to fix the fair value of their shares.

          (b) If Page America fails to institute such proceeding within such 20-day period, any dissenting shareholder of Page America may institute such proceeding for the same purposes not later than 30 days after the expiration of the 20-day period referred to in subparagraph (a) above. If the proceeding is not instituted by any dissenting shareholder within such 30-day period, all dissenters' rights will be lost unless the Supreme Court, for good cause shown, otherwise decides.

          (c) All dissenting shareholders, except those who have agreed with Page America upon the price to be paid for their shares, will be made parties to the proceeding.

          (d) The court will, without a jury and without referral to an appraiser or referee, determine whether each dissenting shareholder, as to whom Page America requests the court to make such determination, is entitled to receive payment for his shares of Page America Common Stock or Series One Preferred Stock. If Page America does not request such determination of if the court finds that a dissenting shareholder is entitled to payment for his shares of Page America Common Stock or Series One Preferred Stock, the court will fix the fair value of such shares, which, for such purposes, shall be the fair value as of the close of business on the day prior to the Special Meeting. In fixing the value of the shares, the court shall consider the nature of the transaction giving rise to the Page America shareholder's right to receive payment for his shares and its effects on Page America and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances, and all other relevant factors. The court may fix the value of the shares at higher or lower than the value of the consideration offered in the Acquisition. The final order of the court shall be entered against Page America in favor of each dissenting shareholder who is party to the proceeding and who is entitled to the value of his shares. The final order shall include interest at a rate determined by the court and payable from the date the Acquisition was consummated until the payment date, unless the court finds that the refusal of any shareholder to accept the offer of payment was arbitrary, vexatious, or otherwise not in good faith.

          (e) Each party to the proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and any experts employed. The court may, however, in its discretion, apportion and assess all or any part of the costs, expenses, and fees incurred by Page America against any or all of the dissenting shareholders who are parties to the proceeding, including those who withdraw their notices of election to dissent, if the court finds that the dissenting shareholders' refusal to accept Page America's offer is arbitrary, vexatious, or otherwise not in good faith. Likewise, the court may apportion and assess all or any of the costs, expenses, and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against Page America, if the court finds (i) that the fair value of the shares of Page America Common Stock or Series One Preferred Stock, as determined, materially exceeds the amount which Page America offered to pay; (ii) that no offer or required advance payment was made by Page America; (iii) that the refusal of the shareholder to accept the offer was in good faith; or (iv) that the action of Page America in complying with its obligations under Section 623 of the NYBCL was arbitrary, vexatious, or otherwise not in good faith.

          (f) Within 60 days after final determination of the proceeding, Page America will pay to each dissenting shareholder the amount found to be due him, upon surrender of the Certificates for any such shares represented by Certificates.

     BECAUSE A PROXY CARD WHICH DOES NOT CONTAIN VOTING INSTRUCTIONS WILL, UNLESS REVOKED, BE VOTED FOR ADOPTION OF THE ACQUISITION AGREEMENT, A PAGE AMERICA SHAREHOLDER WHO WISHES TO EXERCISE HIS DISSENTERS' RIGHTS MUST EITHER NOT SIGN AND RETURN HIS PROXY CARD, OR, IF HE SIGNS AND RETURNS HIS PROXY CARD, VOTE AGAINST OR ABSTAIN FROM VOTING ON THE ADOPTION OF THE ACQUISITION AGREEMENT.

                     DESCRIPTION OF METROCALL CAPITAL STOCK

     The authorized capital stock of Metrocall consists of 33,500,000 shares of Metrocall Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (the "Metrocall Preferred Stock"), of which 810,000 shares have been designated as Series A Preferred Stock, 9,000 shares will be designated Series B Preferred Stock, and 4,000 shares will be designated Common Stock Equivalent Preferred Stock. The Board of Directors of Metrocall has approved, and shareholders of Metrocall are expected to vote in May 1997 on, an amendment to the Metrocall Certificate increasing the number of authorized shares of Metrocall Common Stock to 60,000,000 shares. Stockholders of Metrocall holding 9,385,509 shares (or approximately 38.2% of the issued and outstanding shares of Metrocall Common Stock) have agreed to vote in favor of this amendment. As of January 31, 1997, there were 24,556,338 shares of Metrocall Common Stock and 159,600 shares of Series A Preferred Stock outstanding. In addition, warrants to purchase 2,915,254 shares of Metrocall Common Stock (the "Warrants") were issued and outstanding on January 31, 1997.

COMMON STOCK

     The holders of Metrocall Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of Metrocall Common Stock have no cumulative voting rights and, except as described below, no preemptive, subscription, redemption, sinking fund or conversion rights. Subject to preferences that may be applicable to any then outstanding Metrocall Preferred Stock, holders of Metrocall Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Metrocall, holders of the Metrocall Common Stock will be entitled to share ratably in all interests remaining after payment of liabilities and the liquidation preference of any then outstanding Metrocall Preferred Stock.

     The Metrocall Certificate authorizes its Board of Directors to issue, from time to time and without further stockholder action, one or more series of Metrocall Preferred Stock, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Proxy Statement/Prospectus, the Board of Directors has authorized the Series A Preferred Stock, the Series B Preferred Stock and Common Stock Equivalent Preferred Stock. Because of its broad discretion with respect to the creation and issuance of additional shares of Metrocall Preferred Stock without stockholder approval, Metrocall's Board of Directors could adversely affect the voting power of the holders of Metrocall Common Stock and, by issuing shares of Metrocall Preferred Stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of Metrocall.

     Under the Communications Act of 1934, as amended (the "Communications Act"), not more than 20% of Metrocall's capital stock may be owned of record by other than United States citizens or entities. The Metrocall Certificate authorizes its Board of Directors to redeem any of Metrocall's outstanding capital stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency. Such stock may be redeemed at the lesser of (i) fair market value or (ii) such holder's purchase price (if the stock was purchased within one year of such redemption). Other than redemption where necessary to protect Metrocall's regulatory licenses, there are no redemption or sinking fund provisions applicable to the Metrocall Common Stock.

     The Metrocall Certificate provides that all actions taken by Metrocall stockholders must be taken at an annual or special meeting of stockholders or by unanimous written consent. The Metrocall By-laws provide that special meetings of the stockholders may be called only by a majority of the members of the Board of Directors, the Chairman or the holders of not less than 35% of the voting stock of Metrocall. Stockholders are required to comply with certain advance notice provisions with respect to any nominations of candidates for election to Metrocall's Board of Directors or other proposals submitted for stockholder vote. The Metrocall Certificate and the Metrocall By-laws contain certain provisions requiring the affirmative vote of the holders of at least two-thirds of the Metrocall Common Stock to amend certain provisions of the Metrocall Certificate and the Metrocall By-laws.

     The Metrocall Certificate provides for the division of the directors elected by the Common Stock into three classes of directors serving staggered three-year terms. The authorized number of directors may be changed only by resolution of the Board of Directors, and directors may not be removed without cause.

     Provisions of the Metrocall Certificate and the Metrocall By-laws could operate to delay, defer or prevent a change of control in the event of certain transactions such as a tender offer, merger or sale or transfer of substantially all of Metrocall's assets. These provisions, as described below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Metrocall first to negotiate with Metrocall. Metrocall believes that the benefits of increased protection of Metrocall's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Metrocall outweigh the disadvantages of discouraging such proposal because, among other things, negotiating with respect to such proposals could result in an improvement of their terms.

     Metrocall is subject to the provisions of Section 203. Under Section 203, a resident domestic corporation may not engage in a business combination with an interested stockholder for a period of three years after the date such person became an interested stockholder, unless (i) prior to such date the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and officers and (y) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including certain mergers, consolidations, asset sales, transfers and other transactions resulting in a beneficial interest to the interested stockholder. "Interested stockholder" means a person who owns (or within three years prior, did own) 15% of more of the corporation's outstanding voting stock, and the affiliates and associates of such person.

     The Metrocall Certificate authorizes its Board of Directors, when considering a tender offer, merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders, including, but not limited to, (i) a comparison of the proposed consideration to be received by the stockholders in relation to the then current market price of the capital stock, the estimated current value of Metrocall in a freely negotiated transaction and the estimated future value of Metrocall as an independent entity, and (ii) the impact of such a transaction on the subscribers, suppliers and employees of Metrocall, and its effect on the communities in which Metrocall operates.

     The Metrocall Certificate prohibits Metrocall from purchasing any shares of Metrocall's stock from any person, entity or group that beneficially owns five percent or more of Metrocall's stock at a price exceeding the average closing price for the 20 business days prior to the purchase date, unless a majority of Metrocall's disinterested stockholders approve the transaction, or as may be necessary to protect Metrocall's regulatory licenses. This restriction on purchases by Metrocall does not apply to any offer to purchase shares of a class of Metrocall's stock which is made on the same terms and conditions to all holders of that class of stock, to any purchase of stock owned by such a five-percent stockholder occurring more than two years after such stockholder's last acquisition of Metrocall's stock, to any purchase of Metrocall's stock in accordance with the terms of any stock options or employee benefit plan or to any purchase at prevailing market prices pursuant to a stock purchase program.

SERIES A PREFERRED STOCK

     On November 15, 1996, Metrocall issued 159,600 shares of Series A Preferred Stock. The following summary of the designations, rights and preferences of the Series A Preferred Stock sets forth the material terms of the Series A Preferred Stock, but is not a complete description of its terms. This summary is qualified in its entirety by reference to the Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional, and Other Rights (the "Series A Certificate of Designation") of the Series A Preferred Stock, which is an exhibit to the registration statement of which this Proxy Statement/Prospectus is a part, and which is incorporated herein by reference.

     Each share of Series A Preferred Stock has a stated value of $250 per share. Each share has a liquidation preference over shares of Metrocall Common Stock equal to the stated value. The Series A Preferred Stock carries a dividend of 14% of the stated value per year, payable semi-annually in cash or in additional shares of Series A Preferred Stock, at Metrocall's option. Upon the occurrence of a "Triggering Event" and so long as the Triggering Event continues, the dividend rate increases to 16% per year. "Triggering Events" include, among other things, (i) the failure of the stockholders of Metrocall to approve an increase in the number of authorized shares of Metrocall Common Stock to 50,000,000 on or prior to June 1, 1997, (ii) Metrocall issuing or incurring indebtedness or equity securities senior with respect to payment of dividends or distributions on liquidation or redemption to the Series A Preferred Stock in violation of limitations set forth in the Certificate of Designation, and (iii) default on the payment of indebtedness of Metrocall in an amount of $5,000,000 or more. As long as a Triggering Event described in clause (i) is continuing, dividends must be paid in cash to the extent permitted by the terms of agreements relating to Metrocall's debt.

     Holders of Series A Preferred Stock have the right, beginning five years from the date of issuance, to convert their Series A Preferred Stock (including shares issued as dividends) into shares of Metrocall Common Stock based on the market price of Metrocall Common Stock at the time of conversion. Series A Preferred Stock may, at the option of holders, be converted sooner upon a change of control of Metrocall, as defined in the Certificate of Designation. The Series A Preferred Stock must be redeemed on November 15, 2008 for an amount equal to the stated value plus accrued and unpaid dividends.

     The Series A Preferred Stock may also be redeemed by Metrocall in whole or in part (subject to certain minimums) beginning November 15, 1999. Prior to then, the Series A Preferred Stock may be redeemed by Metrocall in whole in connection with a sale of the company (as described in the Series A Certificate of Designation) unless the holders have exercised their rights to convert to Metrocall Common Stock in connection with the transaction. The redemption price prior to November 15, 2001, is equal to the stated value of the shares of Series A Preferred Stock, plus accrued and unpaid dividends, and a redemption premium. The redemption premium to be received by a holder for its shares would be calculated as the excess, if any, of the amount that would provide a specified internal rate of return on the holder's purchase price of $250 per unit for the shares of Series A Preferred Stock and Warrants it initially acquired, over (i) the stated value of shares received as dividends in respect of the shares originally issued (including dividends on such dividends) plus (ii) except for redemptions prior to November 15, 1997, the excess of the then-current market price of Metrocall Common Stock over the exercise price of the shares of Metrocall Common Stock represented by the Warrants issued in conjunction with the shares originally issued. The applicable internal rates of return are 20% for redemptions on and after November 15, 2000 and before November 15, 2001; 25% for redemptions on and after November 15, 1999; and 30% for redemptions before November 15, 1999. After November 15, 2001, the Series A Preferred Stock may be redeemed for the stated value of $250 per share, without premium. Metrocall may not exercise its redemption right between November 15, 2001, and January 15, 2002 or with respect to any shares as to which the holders have delivered a notice of conversion into Metrocall Common Stock.

     Holders of the Series A Preferred Stock have the right to elect two directors of Metrocall. One such director is to be chosen by one of the initial three purchasers of the Series A Preferred Stock (or subsequent holders of a majority of shares initially issued to such purchaser) and the other is to be chosen by the other two initial purchasers (or subsequent holders of a majority of shares initially issued to such purchaser). If a Triggering Event has occurred and is continuing, the holders of Series A Preferred Stock shall have the right to elect an additional number of directors so that such directors shall constitute no less than 40% of the members of the Board of Directors. Metrocall also is required to obtain approval of holders of not less than 75% of the issued and outstanding Series A Preferred Stock before undertaking: (i) any changes in the Metrocall Certificate and Bylaws that adversely affects the rights of holders of the Series A Preferred Stock,

(ii) a liquidation, winding up or dissolution of Metrocall or the purchase of shares of capital stock of Metrocall from holders of over 5% of the issued and outstanding voting securities of Metrocall, (iii) any payment of dividends or redemption on Metrocall Common Stock; or (iv) issuance of any additional shares of Series A Preferred Stock (except in payment of dividends) or any shares of capital stock having preferences on liquidation or dividends that is equal to the Series A Preferred Stock. Metrocall is also required to obtain approval of holders of not less than a majority of the issued and outstanding Series A Preferred Stock before undertaking: (i) any acquisition involving consideration having a value equal to or greater than 50% of the market capitalization of Metrocall at the time of such acquisition, or (ii) any sale of Metrocall unless Metrocall redeems the Series A Preferred Stock as described above.

SERIES B PREFERRED STOCK

     In connection with the Acquisition, Metrocall has agreed to issue to Page America 1,500 shares of Series B Preferred Stock and additional shares under certain circumstances. The following summary of the designations, rights and preferences of the Series B Preferred Stock sets forth the material terms of the Series B Preferred Stock, but is not a complete description of its terms. This summary is qualified in its entirety by reference to the Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights (the "Series B Certificate of Designation") of the Series B Preferred Stock, which is an exhibit to the registration statement of which this Proxy Statement/Prospectus is a part, and which is incorporated herein by reference.

     Each share of Series B Preferred Stock has a Stated Value of $10,000 per share. Each share has a liquidation preference equal to its Stated Value, which is junior to the Series A Preferred Stock but senior to shares of Metrocall Common Stock. The Series B Preferred Stock carries a dividend of 14% of the Stated Value per year, payable semi-annually in cash or in additional shares of Series B Preferred Stock, at Metrocall's option. If the stockholders of Metrocall do not approve the conversion provisions discussed below, the dividend rate will increase to 17% on July 1, 1997, 18% on October 1, 1997, 19% on January 1, 1998 and 20% on April 1, 1998, but will revert to 14% at such time as such stockholder approval is obtained.

     Subject to approval of the conversion rights by the holders of Common Stock of Metrocall, beginning on each of September 1, 1997, December 1, 1997, March 1, 1998 and June 1, 1998, the holders of Series B Preferred Stock have the right to convert up to 25% of the number of Series B Preferred Stock initially issued (plus shares of Series B Preferred Stock issued as dividends on such shares, and as dividends on such dividends) into that number of shares of Common Stock equal to the Stated Value divided by the average of the closing price of the Metrocall Common Stock for the 10 trading days prior to each conversion date. The conversion price will be subject to adjustment based on stock splits, stock dividends, issuance of securities below current market price and other events.

     The Series B Preferred Stock must be redeemed on the twelfth anniversary of the initial issuance for an amount equal to the Stated Value, plus accrued and unpaid dividends. The Series B Preferred Stock may also be redeemed by Metrocall in whole or in part at any time for an amount equal to the Stated Value of the shares to be redeemed plus accrued and unpaid dividends. If Metrocall elects to redeem Series B Preferred Stock, the holders thereof will have the right to convert any Series B Preferred Stock which was then convertible into Metrocall Common Stock within 15 business days after receipt of notice of redemption.

     Metrocall is required to obtain the approval of holders of a majority of the issued and outstanding Series B Preferred Stock before undertaking: (i) any changes in the Metrocall Certificate and By-Laws that adversely affects the rights of the holders of Series B Preferred Stock; and (ii) any changes in the Series B Certificate of Designation. The Series B Preferred Stock also contains restrictions on the ability of Metrocall to incur any debt or issue securities (other than the Series A Preferred Stock) which are senior to the Series B Preferred Stock.

COMMON STOCK EQUIVALENTS

     As part of the Stock Consideration, Page America may receive Common Stock Equivalents. Each Common Stock Equivalent shall equal .001 share of a series of preferred stock. Common Stock Equivalents will have one vote per share on all matters submitted to a vote of holders of Metrocall Common Stock, will be entitled to receive a dividend equal to any dividend declared and paid with respect to Metrocall Common Stock, will have a liquidation preference equal to that of the Metrocall Common Stock and will be automatically converted into one share of Metrocall Common Stock if and when the stockholders of Metrocall approve an amendment to its Certificate of Incorporation increasing the authorized number of shares of Metrocall Common Stock to 60 million. In the event the stockholder approval is not obtained by June 1, 1997, the Common Stock Equivalents will be automatically converted into that number of shares of Series B Preferred Stock equal to the total Share Value of the Common Stock Equivalents divided by $10,000. The foregoing summary is qualified in its entirety by reference to the Certificate of Designations, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of Common Stock Equivalent Preferred Stock which is an exhibit to the registration statement of which this Proxy Statement/Prospectus is a part and which is incorporated herein by reference.

WARRANTS

     In connection with the issuance of the Series A Preferred Stock, Metrocall issued on November 15, 1996, Warrants to purchase Metrocall Common Stock. Each Warrant represents the right of the holder to purchase 18.266 shares of Metrocall Common Stock, or an aggregate of 2.915 million shares. The exercise price per share is $7.40. The Warrants contain certain provisions for adjustment in the exercise price in the event Metrocall sells common stock or rights to purchase common stock in private transactions for less than 125% of the then current market price and other customary anti-dilution provisions. The Warrants expire November 15, 2001. The Company has registered under the Securities Act of 1933 the resale of shares that may be obtained upon exercise of the Warrants.

INDEXED VARIABLE COMMON RIGHTS ("VCRS")

     In connection with the A+ Network Merger, Metrocall issued approximately
8.1 million indexed variable common rights ("VCRs") to the shareholders of A+ Network. Each VCR represents the right to receive payment of up to $5 in Metrocall stock or cash, at Metrocall's option, if the trading price of Metrocall shares at November 15, 1997, is less than a target price initially set at $21.10. The target price will be indexed downward, but not above, the initial target price of $21.10, based on changes in the average trading prices of Arch Communications Group, Inc., MobileMedia Communications, Inc., and ProNet, Inc. since the announcement of the A+ Network Merger. If changes in the index cause the target price to fall below a floor price of $16.10 (which is not indexed), the VCR payment will be zero regardless of the price at which Metrocall shares are trading. As of January 31, 1997, the target price was below $16.10, and no payment on the VCRs would be made if they had expired on that date. Metrocall has the right to extend the maturity date of the VCRs for an additional year, in which event the target price and the amount of the potential VCR payment would increase.

                        COMPARISON OF SHAREHOLDER RIGHTS

     The following is a summary of certain material differences between the rights of holders of Metrocall Common Stock and the rights of holders of Page America Common Stock. As Metrocall is organized under the laws of Delaware and Page America is organized under the laws of New York, some of these differences arise from differences between various provisions of the corporate laws of those states. Others arise from differences in the provisions of the respective certificates of incorporation and by-laws of Metrocall and Page America. Shareholders of Page America who receive Metrocall Common Stock pursuant to the Acquisition and the Plan of Liquidation will become stockholders of Metrocall and their rights as such will be governed by the DGCL, the Metrocall Certificate, the Series A Certificate of Designation, the Series B Certificate of Designation and the Metrocall By-laws, as amended from time to time in accordance with the DGCL and their respective terms.

     Under the DGCL, amendments to the Metrocall Certificate require the approval of stockholders holding a majority of the outstanding shares entitled to vote on such amendment and a majority of the outstanding stock of each class entitled to vote on such amendment as a class, unless a greater proportion is specified in the certificate of incorporation or by the provisions of the DGCL. The Metrocall Certificate requires the affirmative vote of two-thirds of all outstanding shares entitled to vote to amend certain sections of the Metrocall Certificate, the approval of 75% of all outstanding shares of Series A Preferred Stock and a majority of the outstanding shares of Series B Preferred Stock to amend the Metrocall Certificate in certain respects. Under the NYBCL, an amendment to the Page America Restated Certificate of Incorporation (the "Page America Certificate") requires the approval of the holders of a majority of all outstanding shares entitled to vote except where the NYBCL or the Page America Certificate prescribes a different proportion of votes.

     The DGCL provides that after a corporation has received any payment for its stock, the power to adopt, amend or repeal by-laws resides with the stockholders entitled to vote. A corporation may, however, grant to its board of directors in its certificate of incorporation concurrent power to adopt, amend or repeal by-laws. The Metrocall Certificate expressly authorizes the Metrocall Board to adopt, amend or repeal the Metrocall By-laws, subject to the approval of 75% of all outstanding shares of Series A Preferred Stock and a majority of the outstanding shares of Series B Preferred Stock for adoption, amendment or repeal of certain By-laws. See "Description of Metrocall Capital Stock -- Series A Preferred Stock." Under the NYBCL by-laws may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. When so provided in the certificate of incorporation or a by-law adopted by the shareholders, by-laws may also be adopted, amended or repealed by the board by such vote as may be therein specified, but any by-law adopted by the board may be amended or repealed by the shareholders entitled to vote thereon. The Page America By-laws provide that the by-laws may be amended, repealed or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. The Page America By-laws may also be amended, repealed or adopted by the board but any by-law adopted by the board may be amended by the shareholders entitled to vote thereon.

     Under the DGCL, a corporation's board of directors must consist of one or more members, with the number fixed by the corporation's by-laws or the certificate of incorporation. Under the Metrocall By-laws, the Board of Directors of Metrocall shall have a minimum of three and a maximum of eleven members. The Metrocall Board of Directors is divided into three classes and directors are elected to serve staggered three year terms. The holders of Series A Preferred Stock are entitled to elect two directors and in certain circumstances may be entitled to elect additional directors. See "Description of Metrocall Capital Stock -- Series A Preferred Stock." Pursuant to the Page America By-laws, the Page America Board shall not have less than three nor more than eleven members. Each director is elected for a term of one year.

     Under the NYBCL, directors, when taking action, including action which may relate to a change in control of the corporation, are entitled to consider both the long-term and the short-term interests of the corporation and its stockholders and the effects that any such actions may have on the short-term or the long-term or the corporation's prospects, current employees, customers and creditors. Delaware has no comparable statutory provision but the Metrocall Certificate contains a provision allowing the Metrocall Board of Directors to take into account factors other than the potential economic benefits to stockholders of a tender offer, merger or acquisition proposal, including the social, legal and economic effects on employees, suppliers, subscribers and the communities in which Metrocall conducts its business.

     The DGCL allows any director or the entire board of directors to be removed, with or without cause, by the vote of the holders of a majority of the shares entitled to vote. Directors of a corporation with a classified board of directors, however, can be removed only for cause unless the certificate of incorporation otherwise provides. The Metrocall Certificate provides that any director (other than directors elected by holders of the Series A Preferred Stock, who may be removed only by those holders having the right to elect them) may be removed from office at any time, but only for cause and only by the affirmative vote of not less than the holders of two-thirds of the outstanding shares. The NYBCL provides that any or all of the directors may be removed for cause by vote of the shareholders, or by action of the board if so provided in the certificate of incorporation. Any or all of the directors may be removed without cause by vote of the shareholders if so provided in the certificate of incorporation or the by-laws. The Page America By-laws provide that any or all of the directors may be removed for cause by vote of the shareholders or by action of the board. Page America directors may be removed without cause only by vote of the shareholders.

     The DGCL provides that unless otherwise provided in the certificate of incorporation or by-laws, vacancies, including those due to removal without cause, and newly created directorships may be filled by majority vote of the directors then in office, even if the number of directors then in office is less than a quorum, or by a sole remaining director. In addition, if, at the time of filling any vacancy or newly created directorship the directors then in office constitute less than a majority of the whole board, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the shares outstanding at the time and entitled to vote, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. Such elections are to be conducted in accordance with the procedures provided by the DGCL for holding stockholder meetings. Under the NYBCL, newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by vote of the board. Vacancies occurring in the board by reason of the removal of directors without cause may be filled only by vote of the shareholders unless otherwise provided in the certificate of incorporation or the specific provisions of a by-law adopted by the shareholders. The Page America By-laws provide that newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of a majority of the directors then in office, although less than a quorum exists, unless otherwise provided in the certificate of incorporation. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the shareholders unless otherwise provided in the certificate of incorporation.

     The NYBCL generally requires the authorization of a corporation's board of directors and the affirmative vote of two-thirds of a corporation's outstanding shares entitled to vote in order to effect a merger, a consolidation, a share exchange or the sale, lease, or other disposition of all or substantially all of a corporation's assets. The DGCL requires approval of the board of directors and the affirmative vote of a majority of the outstanding stock entitled to vote thereon to authorize any such action, except that, unless required by its certificate of incorporation, no stockholder vote is required of a corporation surviving a merger if (i) such corporation's certificate of incorporation is not amended by the merger, (ii) each share of stock of such corporation will be an identical share of the surviving corporation after the merger and (iii) either no shares are to be issued by the surviving corporation or the number of shares to be issued in the merger does not exceed 20% of such corporation's outstanding common stock immediately prior to the effective date of the merger. The Metrocall Certificate requires approval of the holders of a majority of the Series A Preferred Stock for certain mergers. See "Description of Metrocall Capital Stock -- Series A Preferred Stock." Both the NYBCL and the DGCL contain provisions allowing mergers and consolidations of a domestic corporation with a foreign corporation, so long as the other jurisdiction allows such a combination and the domestic corporation follows the procedures applicable to it.

     Under the NYBCL, a vote of a majority of the shareholders is required for a corporation to redeem more than 10% of its stock from shareholders at a price above the market price. The DGCL does not have a comparable statutory provision.

     New York regulates tender offers for the equity securities of New York corporations having principal offices or significant business operations within New York. The Security Takeover Disclosure Act (the "Takeover Act") applies to offers with respect to which, after acquisition of the shares, the offeror would be the owner of more than five percent of any class of the target company's issued equity securities. In such cases, no tender offer may be made unless the offeror files with the New York attorney general at his New York City office a registration statement containing information required by certain sections of the Takeover Act. The Takeover Act also regulates tender offers not subject to the requirements of Section 14(d) of the Exchange Act and sets forth, among other things, the period of time within which shares may be deposited and withdrawn pursuant to a takeover bid, the requirement that shares be purchased on a pro rata basis and the requirement that when an offeror increases the consideration offered in a takeover bid, the offeror must pay such increased consideration with respect to all shares accepted. The DGCL does not contain any comparable provision.

     The DGCL prevents an "interested stockholder" (defined as a holder who acquires 15% or more of a target company's stock) from entering into a business combination within three years after the date it acquires such stock. However, a business combination is permitted (i) if prior to the date the stockholder became an interested stockholder, the board of directors of the target company approved either the business combination or such acquisition of stock, (ii) if at the time the interested stockholder acquired such 15% interest, it acquired 85% or more of the outstanding stock of the corporation, excluding shares held by directors who are also officers and shares held under certain employee stock plans or (iii) if the business combination is approved by the target company's board of directors and two-thirds of the outstanding shares voting at an annual or special meeting of stockholders, excluding shares held by the interested stockholder. This provision applies automatically to Delaware corporations except those corporations with 2,000 or fewer stockholders of record or whose voting stock is not listed on a national securities exchange or authorized for quotation on an interdealer quotation system of a registered national securities association. Additional exceptions allow corporations, in certain instances, to adopt certificates of incorporation or by-laws that elect not to be governed by these provisions. Metrocall has not so elected; any amendment to effect such an election would not be effective for 12 months and would not apply to those who were already interested stockholders. The Metrocall Certificate also contains an "anti-greenmail" provision prohibiting certain purchases of shares by Metrocall from interested stockholders without a majority vote of disinterested stockholders.

     Under the NYBCL and the DGCL, holders of shares have the right, in certain circumstances, to dissent from certain corporation reorganizations by demanding payment in cash for their share equal to the fair value (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of such shares, as determined by agreement with the corporation or by an independent appraiser appointed by a court in an action timely brought by the corporation or the dissenters.

     The NYBCL affords dissenters' rights of appraisal upon certain mergers, consolidations, sales and other dispositions of assets requiring shareholder approval and share exchanges. DGCL grants dissenters' appraisal rights only in the case of certain mergers and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued. The DGCL does not grant appraisal rights in a merger in respect of shares of any class of stock (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders, unless the plan of merger converts such shares into anything other than stock of the surviving corporation or stock of another corporation as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders (or cash in lieu of fractional shares or some combination of the above). The NYBCL has no exceptions to such rights comparable to those afforded by the DGCL.

     The DGCL allows a corporation to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages for breaches of a director's fiduciary duty as a director. However, such a limitation does not affect the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for intentional or negligent payment of unlawful dividends or stock redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Additionally, the corporation may not limit or eliminate liability for acts or omissions occurring prior to the effective date of such a provision in the corporate certificate of incorporation.

     Both the NYBCL and the DGCL contain provisions setting forth conditions under which a corporation may indemnify its directors and officers. These provisions are generally referred to as "statutory indemnification" provisions. Both also permit corporations to adopt by-laws that provide for additional indemnification of directors and officers. These non-exclusive provisions are generally referred to as "non-statutory indemnification" provisions. Non-statutory indemnification provisions are generally adopted to expand the circumstances and liberalize the conditions under which indemnification will occur. The NYBCL contains specific restrictions on the kind of matters for which non-statutory indemnification will be permitted; the DGCL does not contain any specific restrictions.

     The Metrocall Certificate requires it to indemnify to the maximum extent permissible under Delaware law its officers and directors for liability arising out of their actions in such capacity. The Page America By-laws require it to indemnify its officers and directors to the fullest extent permitted under New York law.

     Under the NYBCL, a corporation may make a loan to a director only after authorization by the affirmative vote of holders of a majority of shares other than those of the director-borrower. Under the DGCL, a corporation may make loans to, guarantee the obligations of, or otherwise assist, its officers or other employees and those of its subsidiaries, including any officer or employee who is a director of a corporation or any of its subsidiaries, when such action, in the judgment of the corporation's directors, may reasonably be expected to benefit the corporation.

     Under the NYBCL and the DGCL, special meetings of stockholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation's certificate of incorporation or by-laws. Under the Metrocall By-laws, special meetings of stockholders of Metrocall may be called by either (a) the chairman, (b) a majority of directors or (c) stockholders holding not less than 35% of the total number of votes of the then outstanding shares of stock of Metrocall entitled to vote generally in the election of directors. In addition, the NYBCL provides that if, for a period of one month after the date fixed by or under the by-laws for the annual meeting of stockholders, or if no date has been fixed for a period of 13 months after the last annual meeting, there is a failure to elect a sufficient number of directors to conduct the business of the corporation, the board of directors shall call a special meeting for the election for directors. If the board fails to call such meeting within 14 days of expiration of that period of time, or if it is so called but there is a failure to elect such directors for a period of two months after the expiration of such period, holders of 10% of the shares entitled to vote in an election of directors may demand the call of a special meeting for the election of directors. Under the DGCL, if an annual meeting is not held within 30 days of the date designated for such a meeting, or is not held for a period of 13 months after the last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. In both New York and Delaware, the number of shares represented at such meeting constitutes a quorum without regard to other provisions of law.

     Under the NYBCL and the DGCL, unless the certificate of incorporation provides otherwise, stockholder action is generally by majority vote, except under New York law, directors are elected by a plurality vote. Metrocall's Certificate requires the affirmative vote of two-thirds of all outstanding shares entitled to vote to (1) remove directors or (2) amend or repeal certain sections of the Metrocall Certificate. The Metrocall By-laws require the affirmative vote of two-thirds of all outstanding shares entitled to vote to amend or repeal the Metrocall By-laws.

     Unless a certificate of incorporation provides otherwise, the DGCL allows any action required to be taken, or which may be taken, at an annual or special meeting of stockholders to be taken without a meeting, without prior notice and without a vote so long as the written consent of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted is delivered to the corporation. The Metrocall Certificate provides that any action required or permitted to be taken by the stockholders must be effected at a duly called meeting of stockholders, and may not be effected by any consent in writing by such stockholders, unless such consent is unanimous. Under the NYBCL, any action required to be taken, or which may be taken, at an annual or special meeting of shareholders may be taken without a meeting only if the written consent of all shareholders authorized to take such action is obtained.

     Stockholders of Metrocall are required to comply with certain advance notice provisions with respect to any nominations by stockholders of candidates for election to Metrocall's Board of Directors or other proposals submitted by stockholders for stockholder vote.

     Under the NYBCL and the DGCL, a corporation may generally pay dividends out of surplus. New York requires a board of directors to make certain disclosures when paying dividends out of any account other than earned surplus. The DGCL also permits a corporation to pay dividends, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. Dividends out of net profits may not be paid when the capital of the corporation amounts to less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

     The NYBCL requires that a plan to issue, or the issuance of any rights or options to directors, officers and employees as an incentive to service or continued service with the corporation, a subsidiary or affiliate be approved by the vote of the holders of a majority of the outstanding shares entitled to vote thereon. Such approval is not required for the issuance of any rights or options of a corporation in substitution for rights or options issued by another corporation, in connection with such other corporation's merger or consolidation with, or the acquisition of its shares or all or part of its assets by, the corporation or its subsidiary. Under the DGCL, rights or options to purchase shares of any class of stock may be authorized by a corporation's board of directors.

     In addition, under both the NYBCL and DGCL, a corporation may create and issue rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock on terms and conditions set by its board of directors. The NYBCL specifically permits a "resident domestic corporation" to restrict the exercise, or transfer of any rights or options by an interested stockholder (defined as a beneficial owner of 20% or more of its outstanding voting stock). Delaware does not have a comparable statutory provision but Delaware courts have upheld rights or options which contain similar limitations.

     Under the Communications Act, not more than 20% of Metrocall's capital stock may be owned of record by persons who are not United States citizens or entities. The Metrocall Certificate authorizes the Board of Directors to redeem any of Metrocall's capital stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency. Such stock may be redeemed at the lesser of (i) fair market value or
(ii) such holder's purchase price (if the stock was purchased within one year of such redemption).

     The DGCL states that, absent a provision in a corporation's certificate of incorporation, a stockholder does not possess preemptive rights unless such rights arose prior to July 3, 1967 and were not terminated subsequently by appropriate action. The Metrocall Certificate does not contain a provision granting preemptive rights. Under the NYBCL, shareholders have preemptive rights unless the certificate of incorporation otherwise provides. The Page America Certificate eliminates preemptive rights.

     The foregoing summary does not purport to be a complete statement of the rights of holders of Metrocall Common Stock and Page America Common Stock under, and is qualified in its entirety by reference to, the DGCL and NYBCL, respectively, the Metrocall and Page America Certificates and By-laws, and the Series A Certificate of Designation and Series B Certificate of Designation.

                            BUSINESS OF PAGE AMERICA

GENERAL

     Page America provides paging, messaging and information products and services through networks which it owns and operates as a RCC under licenses from the FCC. As of September 30, 1996, Page America provided paging services to approximately 216,000 pagers in geographic areas encompassing a total population of 34 million people.

     Page America's strategy is to concentrate its operations in major metropolitan markets in which it could achieve both critical mass and a substantial market share position. Page America targets specific user segments and, through its broad distribution capabilities, markets and delivers its comprehensive package of paging and value-added messaging services to each particular segment. Page America has secured licenses for multiple channels in each of its markets and has developed networks which can support significant future growth in paging units as well as value-added messaging and information services. Page America emphasizes customer ownership of pagers, as compared to leasing of pagers, which significantly reduces Page America's capital costs. At September 30, 1996, approximately 74 percent of Page America's units in service were owned by customers or resellers.

     The accompanying financial statements have been prepared on a going concern basis. Page America, since its inception, has experienced a deficiency in working capital and recurring losses. In 1995, as a result of non-compliance by Page America with certain covenants of the Page America Credit Facility, the terms were modified to accelerate the final maturity to December 29, 1995, and the Subordinated Notes were modified to provide for a final maturity of six months thereafter. The Page America Credit Facility was not repaid at maturity causing the Page America Credit Facility and the Subordinated Notes to be in default (see Note E of Notes to Consolidated Financial Statements). Such debt is classified as a current liability and Page America's current liabilities exceeded its current assets by $52.4 million at December 31, 1995 and $56.7 million at September 30, 1996.

     All of these matters raise substantial doubt about Page America's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of this uncertainty.

     Page America was incorporated in 1976 under the laws of the State of New York. Page America's principal executive offices are located at 125 State Street, Hackensack, New Jersey 07601, and its telephone number is (201) 342-6676.

SALE OF CALIFORNIA AND FLORIDA OPERATIONS

     On July 28, 1995, Page America sold to Paging Network of Florida, Inc. its California and Florida paging assets for a cash purchase price of $19.4 million. Approximately $500,000 of the purchase price is held in escrow. Management expects that the escrow will be released to Page America in accordance with the time frame set forth in the agreement. The assets sold had a net book value of approximately $19.1 million and consisted of the assets which Page America acquired from Crico Communications Corporation ("Crico") on December 30, 1993 and the 900 Mhz channel which is licensed to provide state-wide coverage in California which Page America acquired in 1994 for a purchase price of $500,000. The purchase price paid by Page America for the Crico assets consisted of $12,650,000 in cash paid to Crico's lenders, the issuance of an aggregate of 1,435,903 shares of Common Stock to Crico's lenders and the issuance of 240,000 shares of Common Stock and warrants to purchase 130,000 shares of Common Stock at an exercise price of $5.00 per share to a company related to certain shareholders of Crico. After expenses, the sale resulted in a loss of approximately $718,000.

RESTRUCTURING OF DEBT

     On July 28, 1995, concurrent with the sale of Page America's Florida and California paging assets, the Page America Credit Facility was amended. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Page America -- Liquidity and Capital Resources." Among other things, the amendment provided for an acceleration of the final maturity to December 29, 1995 and modified the financial covenants so that Page America would not be in default as of the amendment date. Page America used a portion of the net proceeds from the sale of its Florida and California operations to reduce the debt by $11.8 million and prepay interest at the LIBOR rate from August 1, 1995 through December 29, 1995. In its third fiscal quarter, Page America recorded a charge of approximately $1.8 million related to the amended agreement which included the write-down of deferred financing costs of approximately $1.1 million. The Page America Credit Facility is secured by substantially all the assets of Page America.

     On July 28, 1995, the Subordinated Notes were modified to provide for a final maturity of six months subsequent to the final maturity of the Page America Credit Facility and to defer the cash payment of interest until maturity. Commencing January 1, 1995, interest is increased from 12 to 15 percent per annum, compounded semi-annually, and is satisfied by the issuance of additional promissory notes with terms substantially identical to the Subordinated Notes, as amended. In 1995, Page America recorded a charge of approximately $500,000 related to the modified agreement, which includes the write-down of deferred financing costs of approximately $479,000. If a change in control of Page America occurs, the note holders will have the right to require Page America to repurchase the notes at par plus accrued interest.

BACKGROUND OF THE PAGING INDUSTRY

     Radio paging began more than four decades ago as an adjunct to telephone answering services, delivering tone-only messages to subscribers. Beginning in the 1970's, cost-effective technological innovations and regulatory reforms helped to accelerate the use of paging services. Advances in microprocessor technology facilitated dramatic reductions in the size and weight of pagers. In 1982, the FCC increased the number of available channels for paging, further stimulating growth of the industry.

     During the 1980's, the paging industry expanded significantly. Factors contributing to the growth in the paging industry include: (i) a continuing shift towards a service-based economy and a resultant need to keep in contact;
(ii) increasing mobility among workers; (iii) increasing awareness of the benefits of mobile communications; (iv) a reduction in the price of pagers; (v) product distribution at the retail level; and (vi) increasing availability of information service-based offerings.

     In addition, the benefits of mobile and wireless communications have gained widespread acceptance as a result of the growth in cellular communications. Page America believes that paging will continue to grow with the wireless communications industry generally, because it believes paging is the most cost-effective form of mobile communication. Since paging is a form of one-way communication, it is less expensive than communicating by cellular telephones. Pagers and air time required to transmit an average message cost less than equipment and air time for cellular telephones. In fact, some users of cellular telephones use a pager in conjunction with their telephones to screen incoming calls and to minimize usage-based charges.

     The availability of value-added paging products and services is creating demand within certain market segments which previously had not been attracted by the benefits of basic paging services alone. Demand for paging services is anticipated to increase further as a result of technological advances which permit messaging to be integrated into business tools (such as lap top and palm top computers) and into consumer products (such as wristwatches).

BUSINESS STRATEGY

     Page America's objective is to maximize revenues by focusing on a business strategy which emphasized the following elements: (i) major metropolitan market focus; (ii) broad product distribution capabilities;

(iii) network infrastructure and channel capacity; (iv) comprehensive service options; (v) targeted market segments; (vi) value-added services; and (vii) customer ownership of pagers.

          Major Metropolitan Market Focus. Page America presently operates in the New York and Chicago metropolitan area markets serving an aggregate population of 34 million. Based upon its knowledge and experience in these markets, Page America believes that in each of its markets, the four largest competitors serve approximately 80 percent of pager users. Significant barriers to entry exist in the New York and Chicago metropolitan area markets, since there are no more FCC paging channels currently available for license and substantial capital would be required to construct and operate efficient and competitive paging systems.

          Broad Product Distribution Capabilities. Page America has developed multiple distribution channels which reach targeted market segments. Products are distributed through a number of different outlets, including 11 sales offices, four company-owned retail stores, a direct sales force and resellers.

          Network Infrastructure and Channel Capacity. Page America believes that controlling licenses to a large number of FCC-allocated paging channels is important to adequately service both current and future demand for paging and messaging services. The New York network utilizes 220 transmitters over 14 available paging channels to provide service to 140,000 pagers throughout most of Connecticut, New York State south of Albany (including Long Island), New Jersey and Eastern Pennsylvania. The Chicago network consists of 80 transmitters over 11 available paging channels. This network provides service to 81,000 pagers from the Wisconsin border, throughout Illinois, Northern Indiana and into Western Michigan. Page America has substantial capacity to expand in its New York and Chicago metropolitan area markets utilizing its existing network without the need for more licenses or significant additional capital expenditures for transmission and telephony infrastructure.

          Comprehensive Service Options. Since Page America has multiple channels, it is able to offer customers the widest possible choice in services (tone, tone/voice, numeric, alphanumeric), geographic coverage and pricing options. Customers select from a wide variety of pagers, which come with both silent and audible alerts. Convenience, as evidenced by the location of the sales offices, and flexible policies regarding service plan options are significant components of why customers select Page America.

          Targeted Market Segments. Page America has designed its product and service offerings to attract defined user groups. Page America's marketing efforts are focused on four principal market segments: mobile workers; medical and other on-call professionals; business professionals seeking a competitive advantage and the home market.

          Value-Added Services. Page America provides subscribers with value-added services, such as voice mail messaging and operator-assisted alphanumeric messaging, as well as equipment related services, including loss and damage protection and paging maintenance programs. Such offerings include: PageTalk(SM), a voice mail system; PageGram(SM), which involves delivery of messages from a personal computer; Group Calling, which allows notification of several pager users simultaneously with a common telephone number; and Nationwide Paging which enables a subscriber to be paged in over 200 cities across the United States.

          Customer Ownership of Pagers. Page America emphasizes customer ownership of pagers, as compared to leasing, since customer ownership significantly reduces Page America's capital costs and reduces potential exposure to changes in technology. Approximately 74 percent of Page America's units in service are customer owned (including resellers).

PAGING SERVICES

     Paging operations consist of a process of signaling, through the use of a radio transmission network, a portable pocket size, battery-operated radio receiver carried by a subscriber, commonly called a "pager" or a "beeper". Each paging subscriber is assigned a distinct telephone number. When a telephone call for a subscriber is received at one of Page America's computerized paging terminals, Page America transmits a radio signal to the subscriber's pager, which causes the pager to emit a beep, vibrate or generate another signal and, in certain cases, provides the subscriber with additional information from the caller.

     Page America currently provides the following four types of pagers:

        TYPE OF PAGER                                 FUNCTIONS
    ---------------------   -------------------------------------------------------------
    Tone Only               Alerts the user with a signal, so the user will know to call a pre-determined telephone number (such as the office).
    Tone and Voice          Alerts the user with a signal, followed by a brief voice
                            message.
    Numeric (Digital)       Visually displays numbers (such as a telephone number or a
      Display               coded message) on a screen to communicate with the user.
    Alphanumeric Display    Visually displays up to one-third of a page of text and/or numbers on a screen so the user receives actual messages,
                            instead of just a telephone number or coded message.

     The table below sets forth the number of various types of pagers in service with subscribers of Page America at the dates indicated:

          TYPES OF PAGERS IN SERVICE WITH SUBSCRIBERS OF PAGE AMERICA

                                               DECEMBER 31,
                          -------------------------------------------------------
                                                                                       SEPTEMBER 30,
                               1993                1994                1995                1996
                          ---------------     ---------------     ---------------     ---------------
                           UNITS      %        UNITS      %        UNITS      %        UNITS      %
                          --------  -----     -------   -----     -------   -----     -------   -----
Digital display.........   287,000   94.1%    283,000    91.0%    207,000    93.7%    200,000    92.6%
Tone only...............     8,000    2.6       8,000     2.7       4,000     1.8       3,000     1.2
Tone and voice..........     1,000    0.3       1,000     0.3           *      --           *      --
Alphanumeric display....     9,000    3.0      19,000     6.0      10,000     4.5      13,000     6.2
                           -------   ----     -------    ----     -------    ----
          Total.........   305,000  100.0%    311,000   100.0%    221,000   100.0%    216,000   100.0%
                           =======   ====     =======    ====     =======    ====

---------------
* Less than 500 units in service

     Page America sells and leases a variety of paging models, including credit card-sized pagers, pen-like pagers, wristwatch pagers and conventional pagers, with a range of available options, such as silent vibrating alert and extended message memory. Page America provides its subscribers with local, wide-area and national coverage.

     Page America's value-added services include PageTalk(SM), which combines the features of an answering machine and paging, enabling a caller to leave a voice message in the private mailbox of an end user on Page America's voice mail system, which in turn pages the end user to call the mailbox and retrieve the message; PageGram(SM), which permits people originating messages to the end user to use either an operator or a personal computer to send a message to an end user who carries an alphanumeric pager; Group Calling, which allows the notification of several pager users simultaneously with a common telephone number; and Nationwide Paging, which allows a pager user to be paged in over 200 cities across the United States on a common frequency.

     Page America provides paging services to pagers that are either (i) owned by Page America and leased to its subscribers, (ii) owned by its subscribers or
(iii) owned by third party resellers which buy pagers from Page America, lease or sell such pagers to their own subscribers and resell Page America's paging services as resellers under agreements with Page America. Subscribers who own their own pagers pay a monthly paging service fee to Page America. Subscribers who lease pagers pay a monthly rental fee which is combined with a monthly paging service fee. Service fees, leasing rates and purchase prices for pagers vary widely by region served, service type and number of pagers purchased or leased by the subscriber.

     The following table sets forth the respective numbers and percentages of pagers that are (i) serviced directly by Page America and owned by Page America,
(ii) serviced directly by Page America and owned by subscribers and (iii) serviced by Page America through third party resellers, which may be owned by the third party resellers or by their subscribers.

        OWNERSHIP OF PAGERS IN SERVICE WITH SUBSCRIBERS OF PAGE AMERICA

                                                DECEMBER 31,                           SEPTEMBER 30,
                          --------------------------------------------------------    ----------------
                                1993                1994                1995                1996
                          ----------------    ----------------    ----------------    ----------------
                           UNITS       %       UNITS       %       UNITS       %       UNITS       %
                          -------    -----    -------    -----    -------    -----    -------    -----
Company owned...........  105,000     34.4%    96,000     30.9%    58,000     26.2%    56,000     25.9%
Subscriber owned........  102,000     33.5    109,000     35.0     87,000     39.4     90,000     41.7
Third party reseller....   98,000     32.1    106,000     34.1     76,000     34.4     70,000     32.4
                          -------      ---    -------      ---    -------      ---     ------    -----
          Total.........  305,000    100.0%   311,000    100.0%   221,000    100.0%   216,000    100.0%
                          =======      ===    =======      ===    =======      ===    =======    =====

TECHNICAL FACILITIES

     Page America owns and operates RCC network facilities in each of its two markets. Page America presently provides service over six primary channels in New York and three primary channels in Chicago enabling Page America to provide a wide range of coverage, pricing and product offerings. One channel in New York, for example, is devoted exclusively to alphanumeric service. Page America's operations are highly automated and centralized, with all sales offices linked to a centralized billing, inventory and customer service computer system, and allowing direct interfacing from its resellers.

     Page America completed construction of its own RCC system in New York in 1985. On July 13, 1990, Page America acquired the New York metropolitan area paging assets and business of NYNEX Mobile Communications Company and its affiliates ("NYNEX"). This acquisition increased Page America's number of units in service by approximately 74,000 pagers. The New York technical facilities currently consist of seven paging terminals. The New York network utilizes 220 transmitters over 14 available channels to provide service to 140,000 pagers throughout most of Connecticut, New York State south of Albany (including Long Island), New Jersey and Eastern Pennsylvania.

     The Chicago RCC facilities, which were acquired by Page America in 1984, serve approximately 81,000 pagers in the Illinois and Northwestern Indiana areas. The Chicago technical facilities consist of three paging terminals, and the Chicago network consists of 80 transmitters over 11 available channels. This network provides service from the Wisconsin border, throughout Illinois, Northwestern Indiana and into Western Michigan.

MARKETING

     Page America's customers include individuals, corporations and other organizations whose business or personal needs involve field operations or require substantial mobility, accessibility and the need to receive timely information. Potential users of pagers include people in every industry. Page America services four principal market segments: mobile workers; medical and other on-call professionals; business professionals seeking a competitive advantage and the home market.

     In order to reach these markets, Page America has developed four channels of distribution: a direct sales force, resellers, independent retail dealers and retail stores. Each of Page America's distribution channels focuses on those market segments which it addresses most cost effectively. At September 30, 1996, Page America employed 75 persons in direct sales and marketing support positions.

     The following table sets forth the respective revenues and percentages of revenues that are attributed to (i) Page America's direct sales force, including retail dealers, (ii) third party resellers and (iii) retail stores.

                            CHANNELS OF DISTRIBUTION


                                          DECEMBER 31,
                -----------------------------------------------------------------       SEPTEMBER 30,
                       1993                   1994                   1995                   1996
                -------------------    -------------------    -------------------    -------------------
                 REVENUES       %       REVENUES       %       REVENUES       %       REVENUES       %
                -----------   -----    -----------   -----    -----------   -----    -----------   -----
Direct Sales
  Force........ $24,301,000    80.3%   $30,626,000    82.2%   $24,117,000    82.9%   $13,952,000    81.4%
Resellers......   5,956,000    19.7      6,505,000    17.5      4,611,000    15.8      2,621,000    15.3
Retail
  Stores.......          --      --        127,000     0.3        379,000     1.3        569,000     3.3
                -----------     ---    -----------     ---    -----------     ---    -----------   -----
        Total.. $30,257,000   100.0%   $37,258,000   100.0%   $29,107,000   100.0%   $17,142,000   100.0%
                ===========     ===    ===========     ===    ===========     ===    ===========   =====

     Page America's own direct sales force operates out of 11 sales offices. The direct sales effort is supported through a multimedia marketing campaign with advertising, promotion and subscriber enhancement campaigns. Page America also advertises in print media, including periodicals and yellow pages.

     Page America also has a sales force which sells products and services in bulk to resellers and retail dealers. Resellers purchase service at wholesale rates from Page America, and in turn, provide service to their own customers. Resellers contribute to Page America's profits without Page America having to incur any significant selling or administrative overhead. Independent retail dealers, consisting of electronics and video stores, also market Page America's products.

     Page America, in order to market its products directly to the consumers and reduce its cost of sales has opened three Company-owned stores in New York and one in Illinois. These stores sell cellular as well as paging products and maintain a high end, high tech appearance attracting consumers at all levels.

     Page America's marketing strategies have been focused on small to medium-sized customer accounts, with the result that Page America is not dependent on any single customer or reseller. No single customer or reseller accounted for more than one percent of Page America's total revenues in the fiscal year ended December 31, 1995.

REGULATION

     The construction and operation of RCCs are subject to both federal and state regulation, principally by the FCC under the Communications Act. Page America believes it is in compliance with all applicable federal and state regulations.

     The FCC's review and revision of rules affecting paging companies is ongoing and the regulatory requirements to which Page America is subject may be modified significantly. The FCC recently has proposed adopting a market area licensing scheme for all paging channels under which carriers would be licensed to operate on a particular channel throughout a broad geographic area, rather than being licensed on a site-by-site basis. Under the proposal, existing paging facilities would be entitled to protection as grandfathered systems. The ability of paging carriers to make major modifications to their current systems has been restricted during the pendency of that rule making proceeding, and may continue to be restricted once wide-area licensing rules are adopted. On February 8, 1996, the FCC announced a temporary cessation in the acceptance of applications for new paging stations, and restricted current licensees from expanding into new territories on existing channels. Existing licensees were (and are) permitted to add transmitters or make modifications to existing facilities that do not expand the licensee's previously authorized interference contours. On April 23, 1996, the FCC partially lifted its "freeze" on the filing of paging applications to permit limited expansion by existing licensees on their previously-authorized channels. The FCC subsequently stated, by Public Notice, that it would process paging applications filed on or before July 31, 1996; applications filed after that date may or may not be processed, depending upon their status when the FCC adopts a Report and Order in its rule making proceeding to adopt market area licensing. The FCC also has proceedings underway that may have a significant impact on the manner in which telephone numbers are assigned and utilized by common carriers, including paging companies. Some of the alternatives under consideration by the FCC, if adopted, could adversely affect Page America.

     Paging operations may be conducted only on channels assigned by the FCC. The FCC grants a license for the use of such channels only upon compliance with FCC regulations. Upon receiving a grant, a licensee is authorized to construct and operate an RCC facility in the assigned area using the designated channel. In Page America's markets all available channels have been allocated.

     The FCC licenses granted to Page America are for terms of 10 years, at the end of which time renewal applications must be approved by the FCC. The majority of Page America's current licenses expire in 1999. In the past, FCC renewal applications routinely have been granted upon a demonstration of compliance with FCC regulations and adequate service to the public. The FCC has granted each renewal license Page America has filed. Although Page America is unaware of any circumstances which would prevent the grant of any renewal applications, no assurance can be given that any of Page America's licenses will be renewed by the FCC. In addition, the FCC has the authority to revoke or modify licenses. No licenses owned by Page America have ever been revoked.

     The Communications Act requires licensees such as Page America to obtain prior approval from the FCC for the transfer of control of any construction permit or station license, or any rights thereunder. The Communications Act also requires prior approval by the FCC of acquisitions by Page America of other paging companies and transfers by Page America of a controlling interest in any of its licenses or construction permits. The FCC has approved each acquisition and transfer of control for which Page America has sought approval.

     The Communications Act also limits foreign ownership of entities that hold licenses from the FCC. All of Page America's FCC licenses are owned by wholly-owned subsidiaries of Page America. As a result, no more than 25 percent of Page America's stock may be owned or voted by aliens or their representatives, a foreign government or its representatives, or a foreign entity.

     Historically, RCC paging operations were also subject to regulation by the states. The Omnibus Budget Reconciliation Act of 1993 (the "Budget Act") preempted most all state and local rate and entry regulation of all Commercial Mobile Radio Services ("CMRS") operators effective August 10, 1994. Entry regulations typically refer to the process whereby an RCC operator must apply to the state to obtain a certificate to provide service in that state. Rate regulation typically refers to the requirement that RCCs file a tariff describing the carrier's rates, terms and conditions by which it provides paging services. Under Section 332(c)(3)(B) of the Communications Act, however, any state that had such regulations in place as of June 1, 1993, was permitted to petition the FCC to extend such rate regulations. The FCC indicated that the states who wished to continue such regulations bore the burden of proving that, due to lack of marketplace competition and unavailability of local telephone service, such continued regulation of RCC/CMRS operators would be necessary.

     In August of 1994, eight states, Hawaii, Arizona, California, Connecticut (cellular telephone service only) Louisiana, New York, Ohio, and Wyoming petitioned the FCC to retain rate regulation authority over intrastate CMRS operators. The FCC has denied all but one of these state petitions (no confirmation as to the status of the Wyoming petition was available from the
FCC), and all appeals of those denials before the FCC have been exhausted. One state, Connecticut, filed an appeal of the FCC's order denying its petition with the U.S. Court of Appeals for the Second Circuit. The Second Circuit affirmed the FCC's decision in early 1996.

     Apart from rate regulations, some states may continue to regulate other aspects of Page America's business in the form of zoning regulations, or "health and safety" measures. The Budget Act does not preempt state authority to regulate such matters. Although there can be no assurances given with respect to future state regulatory approvals, based on its experience to date, Page America knows of no reason to believe such approvals would not be granted.

     More recently, Congress enacted the Telecommunications Act of 1996 (the "Telecommunications Act"), which requires, inter alia, that state and local zoning regulations shall not unreasonably discriminate among providers of "functionally equivalent" wireless services, and shall not have the effect of prohibiting the provision of personal wireless services. The Telecommunications Act provides for expedited judicial review of state and local zoning decisions. Additionally, state and local governments may not regulate the placement, construction and modification of personal wireless service facilities on the basis of the environmental effects of radio frequency emissions, if the facilities comply with the FCC's requirements.

     From time to time, legislation which could potentially affect Page America, either beneficially or adversely, is proposed by federal and state legislators. In 1993, federal legislation was enacted which permits auction of new radio spectrum allocated by the FCC to new or existing services which may have the effect of increasing competition for scarce spectrum and affecting costs of operation in markets in which Page America operates.

     The recently-enacted Telecommunications Act will also have an impact on the paging industry; the Company expects that the impact will be mostly positive. For example, the Telecommunications Act imposes a duty on all telecommunications carriers to provide interconnection to other carriers, and requires local exchange carriers (LECs) to, among other things, establish reciprocal compensation arrangements for the transport and termination of calls, provide other telecommunications carriers access to network elements on an unbundled basis on reasonable and nondiscriminatory rates, terms and conditions. The Telecommunications Act also requires the FCC to appoint (an) impartial entit(y)(ies) to administer telecommunications numbering and to make numbers available on an equitable basis. Additionally, as previously indicated, the Telecommunications Act restricts state and local authority with regard to zoning and environmental regulation of telecommunications operators. Other provisions of the Telecommunications Act, however, may provide for increased competition to the Company (for example, the provisions allowing the FCC to forbear from applying regulations and provisions of the Communications Act to any class of carriers, not only to CMRS, and the provisions allowing public utilities to provide telecommunications services directly) and may impose additional regulatory costs (for example, provisions requiring contributions to universal service by providers of both interstate and intrastate telecommunications).

COMPETITION

     Page America experiences competition, from independent companies as well as Regional Bell Operating Companies, in its efforts to attract and retain customers for its services in the markets in which it operates. Competition for subscribers to Page America's paging services is based primarily on the quality, price and breadth of services offered (including geographic coverage in each market served). Since the transmitting and receiving equipment is virtually identical, companies differentiate themselves by marketing, channels of distribution, price competition, the variety of service options and breadth of service coverage (more transmitters covering a larger territory). Page America believes that based on the quality, price and breadth of services offered, it generally competes effectively with its competitors.

     Many RCCs in the United States are small companies serving limited market areas; however, some of Page America's competitors, including Regional Bell Operating Companies, are larger, have greater financial resources and are more established than Page America.

     In addition, future technological advances in the telecommunications industry could create new services or products competitive with the paging services currently provided by Page America. There can be no assurance that Page America would not be adversely affected in the event of such technological change.

EMPLOYEES

     At September 30, 1996, Page America employed 150 persons, none of whom was represented by a labor union. Page America believes that its relations with its employees are good.

PROPERTIES

     Page America leases approximately 15,200 square feet of office space at 125 State Street, Hackensack, New Jersey, under a lease expiring in 2000, at an annual base rent of $281,000, approximately 10,715 square feet of office space at 1919 South Highland Avenue, Lombard, Illinois, under a lease expiring in 2005, at an annual base rent of $151,000 and approximately 500 square feet of retail space at 41 East 42nd Street, New York, New York, under a lease expiring in 2004, at an annual base rent of $84,000. Page America has several other leases for office and retail space which are not material individually and which aggregate $472,000 per year expiring at various dates between 1996 and 2005. Page America does not own any material real property. Page America also leases sites for its transmitters on commercial broadcast towers, buildings and other fixed sites at various rentals for various terms. Page America believes its facilities are suitable and adequate for its purposes.

LEGAL PROCEEDINGS

     Page America is involved in various lawsuits and proceedings arising in the normal course of business. In the opinion of management of Page America, the ultimate outcome of these lawsuits and proceedings will not have a material effect on the results of operations, financial position or cash flows of Page America.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND STATISTICAL DATA OF PAGE AMERICA

    The following selected consolidated financial data with respect to Page America's statements of operations for each of the years in the three year period ended December 31, 1995 and consolidated balance sheets at December 31, 1994 and 1995 are derived from the consolidated financial statements of Page America that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere herein and are qualified by reference to such financial statements and notes related thereto. The consolidated statement of operations data for the nine-month period ended December 31, 1991 and for the year ended December 31, 1992 and the consolidated balance sheet data at December 31, 1991, 1992 and 1993 are also derived from audited financial statements not included in this Proxy Statement/Prospectus.

    The selected consolidated financial data at September 30, 1996 and for the nine months ended September 30, 1995 and 1996 are derived from unaudited financial statement included elsewhere herein and include all adjustments, consisting only of normal recurring adjustments, which Page America considers necessary for a fair presentation of the financial position and results of operations for the periods and as of the dates presented. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 1996.

    The selected consolidated financial data below should be read in conjunction with "-- Management's Discussion and Analysis of Financial Condition and Results of Operations of Page America" and the consolidated financial statements of Page America and the related notes thereto contained elsewhere in this Proxy Statement/Prospectus.

                          NINE-MONTH
                         PERIOD ENDED                                                                     NINE MONTHS ENDED
                         DECEMBER 31,                  YEARS ENDED DECEMBER 31,                             SEPTEMBER 30,
                         ------------  ---------------------------------------------------------    -----------------------------
                             1991          1992           1993         1994(4)         1995(2)          1995            1996
                         ------------  ------------   ------------   ------------     ----------    -------------   -------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AND PAGER DATA)
CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:(1)
Total revenues..........   $ 25,209      $   32,805     $   30,257     $   37,258      $ 29,107       $  23,224       $    17,142
Operating Expenses:
  Cost of service and
    sales...............      3,018           3,296          4,253          5,709         4,363           3,426             2,667
  Selling...............      5,501           6,544          4,879          6,842         6,066           4,682             3,075
  General and
    administrative......      6,219           8,940          8,688         10,653         8,923           7,216             4,933
  Technical.............      2,507           3,455          3,343          4,685         4,262           3,411             2,459
  Depreciation,
    amortization and
    write-off of
    intangibles.........      6,066           9,519          9,793         10,817         8,585           6,265             3,988
                            -------         -------        -------        -------       -------         -------           -------
Operating profit
  (loss)................      1,898           1,051           (699)        (1,448)       (3,092)         (1,776)               20
Interest expense........      4,952           4,783          4,032          5,102         6,263           4,796             4,712
Other expenses..........      1,053           1,957          1,814            478         3,738           3,740               435
Extraordinary gain(5)...         --           7,156             --             --            --              --                --
Cumulative effect of
  changes in accounting
  principles(7).........         --          (3,960)            --             --            --              --                --
                            -------         -------        -------        -------       -------         -------           -------
Net loss................     (4,107)         (2,493)        (6,545)        (7,028)      (13,093)        (10,312)           (5,127)
Preferred stock dividend
  requirements..........     (1,449)         (2,791)        (3,268)        (3,023)(3)    (2,863)(3)      (2,148)           (2,148)
                            -------         -------        -------        -------       -------         -------           -------
Net loss applicable to
  common shares.........   $ (5,556)     $   (5,284)    $   (9,813)    $  (10,051)     $(15,956)      $ (12,460)      $    (7,275)
                            =======         =======        =======        =======       =======         =======           =======
Net loss per common
  share(6)..............   $  (1.54)     $    (1.40)    $    (2.55)    $    (1.55)     $  (2.01)      $   (1.58)      $     (0.64)
                            =======         =======        =======        =======       =======         =======           =======
Weighted average shares
  outstanding...........      3,609           3,774          3,847          6,464         7,936           7,897            11,309
OTHER DATA:
Pagers in service at end
  of period.............    223,000         228,000        305,000        311,000       221,000         221,000           216,000
Capital expenditures,
  net of book value of
  pagers sold (excluding
  acquisitions).........   $  5,707      $    4,296     $    2,630     $    5,365      $  3,300       $   2,774       $     2,295

                                                      DECEMBER 31,
                         -----------------------------------------------------------------------    SEPTEMBER 30,
                             1991        1992(5)        1993(4)        1994(3)        1995(2)(3)       1996(2)
                         ------------  ------------   ------------   ------------     ----------    -------------
CONSOLIDATED BALANCE
  SHEET DATA:
Working capital
  (deficiency)..........   $ (9,996)     $  (10,242)    $   (2,053)    $   (9,541)     $(52,444)      $ (56,713)
Total assets............     67,623          58,755         75,193         70,229        44,003          42,006
Long-term debt, less
  current maturities....     58,499          48,269         57,850         56,953            69              46
Series A, A-2 and B
  Preferred Stock.......     10,799          17,063             --             --            --              --
Accumulated deficit.....    (54,281)        (59,365)       (68,980)       (78,989)      (94,945)       (102,220)
Shareholders' equity
  (deficit).............    (16,688)        (21,402)         9,096            439       (11,222)        (17,047)

---------------
(1) EBITDA (earnings before interest, taxes, depreciation and amortization) for the nine-month period ended December 31, 1991 and for the years ended December 31, 1992, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 and 1996 was $8.0 million, $10.6 million, $9.1 million, $9.4 million, $5.5 million, $4.5 million, and $4.0 million, respectively. EBITDA is a standard measure of financial performance in the paging industry but should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles. EBITDA is also the operating measure by which Page America's financial covenants are calculated under the Page America Credit Facility.

(2) In July 1995, Page America sold its California and Florida paging assets. Concurrently with the sale, Page America amended the Page America Credit Facility providing, among other things, for an accelerated maturity date of December 29, 1995 and its Subordinated Notes were modified to provide for a final maturity of six months thereafter. Such debt, which was classified as long term at December 31, 1994, is in default and is classified as a current liability at December 31, 1995 and September 30, 1996.

(3) In August 1994 and March 1995, Page America issued shares of its Common Stock as full payment of fiscal year 1994 dividends on Series One Preferred Stock. On June 30, 1995, in exchange for the waiver of the dividend payment on Series One Preferred Stock, the accrued dividends were added to the liquidation value. See Note G of Notes to Consolidated Financial Statements.

(4) On December 30, 1993, Page America acquired Crico and refinanced its senior and subordinated debt and redeemable Preferred Stocks. See Notes C and E of Notes to Consolidated Financial Statements.

(5) In June 1992, Page America repurchased its subordinated note payable.

(6) Page America has never paid any cash dividends on its Common Stock.

(7) Effective January 1, 1992, Page America changed its method of depreciation for pager equipment from the straight line method to the double declining balance method.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PAGE AMERICA

  RESULTS OF OPERATIONS

     The following table presents certain items in the Consolidated Statement of Operations and as a percentage of total revenues for the periods indicated.

                                              YEARS ENDED DECEMBER 31,                       NINE MONTHS ENDED SEPTEMBER 30,
                              --------------------------------------------------------     ------------------------------------
                                   1993                1994                 1995                 1995                1996
                              ---------------     ---------------     ----------------     ----------------     ---------------
                                                                (DOLLAR AMOUNTS IN THOUSANDS)
Total revenues..............  $30,257   100.0%    $37,258   100.0%    $ 29,107   100.0%    $ 23,224   100.0%    $17,142   100.0%
Operating expenses:
Cost of service and sales...    4,253    14.1       5,709    15.3        4,363    15.0        3,426    14.7       2,667    15.6
Selling expenses............    4,879    16.1       6,842    18.4        6,066    20.8        4,682    20.2       3,075    17.9
General and administrative
  expenses..................    8,688    28.7      10,653    28.6        8,923    30.7        7,216    31.1       4,933    28.8
Technical expenses..........    3,343    11.1       4,685    12.6        4,262    14.6        3,411    14.7       2,459    14.3
Depreciation, amortization
  and write-off of
  intangibles...............    9,793    32.3      10,817    29.0        8,585    29.5        6,265    26.9       3,988    23.3
                              --------  -----     -------   -----      -------   -----      -------             -------
Operating profit (loss).....     (699)   (2.3)     (1,448)   (3.9)      (3,092)  (10.6)      (1,776)   (7.6)         20     0.1
Interest expense............    4,032    13.3       5,102    13.7        6,263    21.5        4,796    20.7       4,712    27.5
Net loss....................  $(6,545)  (21.6)%   $(7,028)  (18.9)%   $(13,093)  (45.0)%   $(10,312)  (44.4)%   $(5,127)  (29.9)%

  NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1995

     TOTAL REVENUES for the nine month period ended September 30, 1996 were approximately $6.1 million (26.2 percent) lower than that of the 1995 period. The sale of Page America's operations in Florida and California in July 1995 accounted for $4.4 million of the decrease. In addition, average revenue per subscriber declined as rates obtained from new subscribers were lower than the rates associated with lost subscribers. Subscriber growth in 1995 and 1996 was limited, as pager purchases were constrained by limited available capital. Page America had 216,000 units in service at September 30, 1996 and 221,000 units at December 31, 1995, a decline of 5,000 units.

     COST OF SERVICE decreased by $508,000 (24.0 percent) in the nine month period in 1996 over the same period in 1995. The decrease was principally due to cost of service associated with the sold operations. Cost of sales increased from 61.4 percent of sales revenues in the first nine months of 1995 to 70.9 percent in the same period in 1996. This increase in cost of sales as a percent of sales revenues is principally a result of lower selling prices due to competitive pressure.

     SELLING EXPENSES decreased by approximately $1.6 million (34.3 percent) in the nine months ended September 30, 1996 as compared to 1995. $1.0 million of the decrease was due to selling expenses associated with the sold operations. Page America's remaining operations experienced a decrease primarily due to a reduction in personnel and sales.

     GENERAL AND ADMINISTRATIVE EXPENSES experienced a decrease of $2.3 million (31.6 percent) in the nine months ended September 30, 1996 as compared to the same period in the prior year. This was principally due to expenses associated with the sold operations, a reduction in personnel and a decrease in professional fees.

     TECHNICAL EXPENSES for the first nine months of 1996 decreased by $952,000 (27.9 percent) when compared with the same period in 1995, principally as a result of the sale of the Florida and California operations.

     DEPRECIATION EXPENSE decreased by $910,000 (24.0 percent), primarily due to the sale of depreciable assets in Florida and California.

     AMORTIZATION EXPENSE decreased by $1.4 million (55.3 percent) principally due to the elimination of intangible assets related to the Florida and California operations and the write-off, at the end of fiscal year 1995, of certain intangibles related to the NYNEX acquisition.

     INTEREST EXPENSE remained relatively constant for nine months ended September 30, 1996, as compared to the same period in 1995.

     OTHER EXPENSES decreased approximately $3.3 million in 1996. The decrease was primarily due to the following special charges in 1995: a write-down of deferred financing costs related to the senior debt and subordinated debt amounting to $1.6 million, a loss realized on the sale of the Florida and California operations of approximately $916,000 and a $723,000 write-down of deferred financing costs during the third quarter of 1995. The nine month period in 1996 included banking fees of $450,000 associated with the modification of the senior credit facility.

     NET LOSS was $5.1 million (29.9 percent of total revenues) in the nine months ended September 30, 1996, as compared to $10.3 million (44.4 percent of total revenues) in the same period of 1995.

     EBITDA (earnings before interest, taxes, depreciation and amortization) in the nine months ended September 30, 1996 was $4.0 million as compared to $4.5 million in the 1995 period.

  YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     TOTAL REVENUES for fiscal 1995 were approximately $8.2 million (21.9 percent) lower than that of 1994. The sale of the operations in Florida and California accounted for a decrease of approximately $4.5 million while Page America's other operations experienced a $3.7 million decrease in total revenues as compared to 1994. Average revenue per subscriber declined as the result of the emphasis on the sale of pagers (for which Page America does not receive recurring equipment rental revenue) and rates obtained from new subscribers were lower than the rates associated with lost subscribers due to competitive pressure. Subscriber growth in 1994 and 1995 was limited as pager purchases were constrained by limited available capital. Page America's units in service at December 31, 1995 showed a decrease of 90,000 units from the 311,000 units in service at December 31, 1994. A substantial portion of this decrease (78,000 units) is attributable to the sale of the Florida and California operations.

     COST OF SERVICE decreased $303,000 (10.3 percent) in 1995. This decrease was principally due to cost of service associated with the sold operations. Cost of sales decreased by approximately $1 million (37.7 percent) in 1995. As a percent of sales revenues, cost of sales increased from 61% of sales revenues in 1994 to 64% in 1995, primarily as a result of lower selling prices due to competitive pressure.

     SELLING EXPENSE decreased by approximately $776,000 (11.3 percent) in 1995 as compared to 1994. $661,000 of the decrease was due to selling expenses associated with the sold operations.

     GENERAL AND ADMINISTRATIVE EXPENSES decreased by $1.7 million (16.2 percent). A decrease of $1 million was due to expenses associated with the sold operations. Page America's remaining operations experienced a decrease of $700,000 primarily due to a reduction in bad debt expense and, to a lesser extent, reductions in personnel.

     TECHNICAL EXPENSES decreased by $423,000 (9.0 percent), principally as a result of the sale of the Florida and California operations, partially offset by an increase in personnel costs.

     DEPRECIATION EXPENSE decreased by $1.1 million (17.8 percent), $462,000 of which was due to the sale of depreciable assets in Florida and California. The decrease experienced by Page America's existing operations resulted from the lower average price of pagers purchased in 1995 and the decrease in pagers on lease to customers, partially offset by a $465,000 valuation adjustment of pager assets in the fourth quarter of 1995.

     AMORTIZATION EXPENSE decreased by approximately $1.1 million (24.7 percent) in 1995 over 1994, principally due to the elimination of intangible assets related to the Florida and California operations and certain customer lists becoming fully amortized in the second quarter of 1994 and first quarter of 1995, partially offset by a write off of certain intangibles related to the NYNEX acquisition.

     INTEREST EXPENSE increased by approximately $1.2 million (22.8 percent) in 1995 primarily due to higher interest rates, in the current period, on borrowings outstanding under Page America's senior credit facility and subordinated debt agreement.

     OTHER EXPENSES increased approximately $3.3 million (682 percent) in 1995. The increase was primarily due to a write-down of deferred financing costs related to the senior debt and subordinated debt amounting to $1.6 million, loss realized on the sale of the Florida and California operations of approximately $718,000 and costs associated with the debt restructuring in the amount of $726,000.

     NET LOSS was $13.1 million (45.0 percent of total revenues) in the year ended December 31, 1995, as compared to $7.0 million (18.9 percent of total revenues) in the year ended December 31, 1994.

     EBITDA in 1995 was $5.5 million as compared to $9.4 million in 1994.

  YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993

     TOTAL REVENUES for fiscal 1994 were approximately $7 million (23.1 percent) higher than that of 1993. The operations acquired in the Crico transaction accounted for increases of approximately $8.8 million while Page America's other operations experienced a $1.8 million decrease in total revenues as compared to 1993. Subscriber growth, primarily in Page America's New York operation, was not sufficient to offset the overall lower average revenue per subscriber. Average revenue per subscriber declined as the result of the emphasis on the sale of pagers (for which Page America does not receive recurring equipment rental revenue) and rates obtained from new subscribers were lower than the rates associated with lost subscribers due to lower monthly rates caused by competitive pressure. Subscriber growth in 1993 and 1994 was limited as pager purchases were limited, by management, to an amount necessary to maintain the subscriber base in order to conserve capital. Page America had 311,000 units in service at December 31, 1994, an increase of 6,000 units over the 305,000 units in service at December 31, 1993.

     COST OF SERVICE increased $1.1 million (60 percent) in 1994. This increase was principally due to cost of service associated with the operations acquired from Crico. Cost of sales increased by approximately $353,800 (15 percent) in 1994. As a percent of sales revenues, cost of sales decreased from 66% of sales revenues in 1993 to 61% in 1994. This decrease in cost of sales as a percent of sales revenues is principally a result of lower current costs of pagers.

     SELLING EXPENSE increased by approximately $1.9 million (40 percent) in 1994 as compared to 1993. The increase was due to selling expenses associated with the acquired operations.

     GENERAL AND ADMINISTRATIVE EXPENSES increased by $1.9 million (23.0 percent). This increase was due to expenses associated with the acquired operations, partially offset as Page America's existing operations experienced a decrease of $449,600 primarily due to a reduction in salaries and related benefits.

     TECHNICAL EXPENSES increased by $1.3 million (40.1 percent) as a result of the operations acquired from Crico.

     DEPRECIATION EXPENSE decreased by approximately $497,800 (7.3 percent). This resulted from the decrease in the renting of pagers to customers, in favor of the sale of pagers, the ensuing decrease in pager assets, and from Page America's $934,000 valuation adjustment of pager assets in the fourth quarter of 1993 which left a lower depreciable pager asset base. These offset the depreciation associated with the fixed assets acquired from Crico.

     AMORTIZATION EXPENSE increased by approximately $1.5 million (52.0 percent) in 1994 over 1993, due to intangibles acquired in the Crico transaction.

     INTEREST EXPENSE increased by approximately $1.1 million (26.6 percent) in 1994 as a result of higher interest bearing debt resulting from the December 30, 1993 acquisition financing and refinancing and higher interest rates in 1994.

     OTHER EXPENSES decreased approximately $1.3 million (73.6 percent) in 1994. In 1993 approximately $677,400 was written off in deferred financing cost resulting from the debt refinancing. Fiscal year 1994 includes a second quarter gain of approximately $178,400 recognized on the sale of shares of stock in a cellular interest, owned by a subsidiary of Page America, and a gain of $175,000 recognized in the third quarter on the sale of a paging license in the State of Wisconsin.

     NET LOSS was $7.0 million (18.9 percent of total revenues) in the year ended December 31, 1994, as compared to $6.5 million (21.6 percent of total revenues) in the year ended December 31, 1993.

     EBITDA in 1994 was $9.4 million as compared to $9.1 million in 1993.

  LIQUIDITY AND CAPITAL RESOURCES

     Page America had a working capital deficiency of approximately $56.7 million at September 30, 1996 as compared to a deficiency of approximately $52.4 million at December 31, 1995. The increase in working capital deficiency was primarily due to unfavorable operating results, principally relating to interest costs, and accrued dividends on Series One Preferred Stock.

     To reduce indebtedness and improve liquidity, Page America sold its California and Florida paging assets in 1995 for a cash sale price of $19.4 million. $500,000 of the sale price is being held in escrow and is scheduled to be released to Page America within six months of the date hereof, as provided for in the agreement. In connection with this sale, Page America incurred expenses amounting to approximately $1.0 million. Page America used a portion of the net proceeds from this sale to reduce the balance due on the Page America Credit Facility by $11.8 million and prepay interest at the LIBOR rate from August 1, 1995 through December 29, 1995.

     The accompanying financial statements have been prepared on a going concern basis. Page America, since its inception, has experienced a deficiency in working capital and recurring losses. In 1995, as a result of non-compliance by Page America with certain covenants of the Page America Credit Facility, the terms were modified to accelerate the final maturity to December 29, 1995, and the Subordinated Notes were modified to provide for a final maturity of six months thereafter. The Page America Credit Facility was not repaid at maturity causing the credit facility and the Subordinated Notes to be in default at December 29, 1995 (see Note E of Notes to Consolidated Financial Statements). Such debt is classified as a current liability and Page America's current liabilities exceeded its current assets by $52.4 million at December 31, 1995.

     On April 26, 1996, the Page America Credit Facility was modified to provide for a revolving credit loan of $750,000, a waiver of all existing defaults on certain financial and other covenants, the omission of financial covenants effective April 30, 1996 and an extension of the maturity date to the earlier of November 30, 1996 or the completion of the sale of Page America's assets to Metrocall. The Page America Credit Facility was not paid by Page America at maturity and Page America remains in default thereunder. In addition, the Subordinated Notes of Page America matured at December 31, 1996 and Page America remains in default thereunder.

     Pursuant to the Acquisition Agreement, Page America intends to sell substantially all of its assets to Metrocall. The Cash Consideration to be received by Page America in the Acquisition will not be sufficient for Page America to pay in full in cash its outstanding obligations under the Page America Credit Facility or under the Subordinated Notes or to pay its other outstanding liabilities. Page America is negotiating with the creditors to satisfy its obligations. In addition, the consent of Page America's bank lenders to the Acquisition and to the release of their liens on Page America's assets will be required. There is no assurance that Page America will be able to reach agreement with its creditors.

     Page America's operating activities generated $2.6 million of cash flow in the first nine months of 1996. Page America believes that cash generated from operations and proceeds from the $750,000 loan under the Page America Credit Facility will be sufficient to fund operations through the anticipated date of sale to Metrocall if Page America does not have to pay any amounts due (principal or interest) under the Page America Credit Facility or the Subordinated Notes. Page America does not have any material capital expenditure commitments.

     All of these matters raise substantial doubt about Page America's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of this uncertainty.

     At December 31, 1995, Page America had net operating losses of approximately $71.5 million for federal income tax purposes which will expire at varying dates between 1998 and 2010. Certain shareholder transactions have resulted in an ownership change, as defined, which, under the Internal Revenue Code, limits the utilization of the net operating loss carryforwards.

     Page America maintains a policy for delinquent customers of billing and attempting to collect the balance of the unexpired term of their contracts and the value of unreturned leased pagers. In 1995, Page America wrote off approximately $900,000 of accounts receivable against the allowance for doubtful accounts.

  INFLATION AND CHANGING PRICES

     Inflation has not materially affected the sale of paging services by Page America. Paging systems equipment, leasing costs and transmission costs have not risen significantly, nor has Page America substantially increased its charges to customers. Pager costs have actually declined in recent years. This reduction in cost has generally been reflected in lower prices charged to subscribers. Overhead expenses are, however, subject to inflationary pressure.

DIRECTORS AND EXECUTIVE OFFICERS OF PAGE AMERICA

     The executive officers and directors of Page America are as follows:

                                                                                          DIRECTOR OR
                 NAME                    AGE          POSITION WITH PAGE AMERICA         OFFICER SINCE
---------------------------------------  ---     ------------------------------------    -------------
Kathleen C. Parramore..................  44      President, Chief Operating Officer           1990
                                                 and Director
Richard A. Contrera....................  50      Vice President -- RCC Engineering            1985
Martin Katz............................  44      Vice President -- Administration
                                                 and Chief Financial Officer
                                                                                              1995
Martin H. Neidell......................  50      Secretary                                    1983
David A. Barry(1)(2)...................  50      Chairman of the Board, Director              1988
                                                 and Chief Executive Officer
Jack Kadis.............................  48      Director                                     1996

---------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     The Directors are presently elected for one year terms which expire at the next annual meeting of shareholders. Executive officers are elected annually by the Board of Directors to hold office until the first meeting of the Board following the next annual meeting of shareholders and until their successors are chosen and qualified.

     Ms. Parramore has been President and Chief Operating Officer of Page America since March 1995 and was Vice President from December 1990 until 1995. She has been employed by Page America since April 1990. From 1989 to 1990, she was general manager of Nationwide Cellular; from 1987 to 1989, she was Chief Financial Officer of American Mobile Communications; and from 1984 to 1987, she was Chief Financial Officer of AT&T Intelliserve.

     Mr. Contrera has been Vice President -- RCC Engineering of Page America since July 1985 and has been employed by Page America since November 1983. In 1983, Mr. Contrera was a Project Manager for 3M Corporation and from 1973 through 1982 held various positions with U.A. Columbia Cablevision, Inc., including Director of Operations.

     Mr. Katz has been Vice President-Administration and Chief Financial Officer since April 1995. From 1987 through 1994, Mr. Katz was Chief Financial Officer and Vice President of Finance and Business Affairs at CEL Communications, Inc.

     Mr. Neidell has been Secretary of Page America since 1983. For more than the past five years, Mr. Neidell has been a partner of Stroock & Stroock & Lavan LLP, counsel to Page America.

     Mr. Barry has been President of Bariston since April 1986. He has been acting as Chairman of the Board and Chief Executive Officer of Page America since August 1, 1995. Mr. Barry was Managing Director and Principal of Winthrop Financial Associates from September 1982 to April 1986. Prior thereto Mr. Barry was a Managing Director of PaineWebber Incorporated.

     Mr. Kadis has been a director since 1996. Mr. Kadis has been Executive Vice President of Bariston for the past ten years.

     Page America's non-employee Directors are entitled to annual fees of $1,500 and $250 for each meeting attended, plus reimbursement for expenses in attending meetings. Messrs. Barry and Kadis have waived their rights to these fees.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation paid to Page America's Chief Executive Officer and to each of the other most highly compensated executive officers of Page America whose salary and bonus for 1995 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION          LONG TERM
                                           -------------------------------   COMPENSATION
                                                                   OTHER     ------------    ALL OTHER
                                            SALARY     BONUS      ANNUAL       OPTIONS      COMPENSATION
   NAME AND PRINCIPAL POSITION      YEAR     ($)        ($)      COMP. ($)       (#)           (1)($)
----------------------------------  -----  --------   --------   ---------   ------------   ------------
Steven L. Sinn....................   1995  $148,078         --          --           --        $2,644
  Chairman of the Board and          1994  $250,000         --          --           --            --
  Chief Executive Officer            1993  $200,000   $200,000          --           --            --

Kathleen C. Parramore.............   1995  $160,673         --          --      150,000        $4,957
  President and Chief                1994  $140,000   $ 39,000          --           --            --
  Operating Officer                  1993  $130,741   $ 30,500          --           --            --

Martin Katz.......................   1995  $102,692         --          --       75,000        $1,038
  Vice President

Richard A. Contrera...............   1995  $110,039         --          --           --        $5,173
  Vice President                     1994  $104,745   $  7,867          --           --            --
                                     1993  $ 97,125   $  8,753          --           --            --

---------------
(1) Consists of company matching contributions under Page America's Stock Purchase Plan and $650 in premiums on an insurance policy on the life of Ms. Parramore under which she designates the beneficiaries.

AGREEMENTS

     Ms. Parramore is employed under an employment agreement with Page America which expires on February 28, 1997, and provides for an annual salary at the rate of $165,000 per year, plus a discretionary bonus. This agreement is automatically extended for successive one year periods unless terminated by Page America or Ms. Parramore at least three months prior to any expiration date. Page America may terminate the agreement at any time, with or without cause; provided, however, that if such termination is without cause, Ms. Parramore will be entitled to continue to receive her salary for one year.

     In connection with the Acquisition, Page America entered into additional employment arrangements with Ms. Parramore, Richard Contrera and Martin Katz. See "The Acquisition--Interest of Management in the Acquisition."

     Effective August 1, 1995, Mr. Sinn resigned as Chairman of the Board and Chief Executive Officer of Page America. Mr. Sinn entered into a consulting and non-competition agreement with Page America pursuant to which Mr. Sinn agreed to serve as a consultant to Page America for one year at compensation of $250,000. Mr. Sinn also agreed pursuant to the agreement not to compete with Page America during his one year consulting term. During 1995, Mr. Sinn was paid $100,962 pursuant to the consulting agreement.

STOCK OPTION GRANTS AND EXERCISES

     The table below shows information regarding the grant of stock options made to Page America's Chief Executive Officer and the other most highly compensated executive officers during the fiscal year ended December 31, 1995. The amounts shown for each officer as potential realizable values are based on arbitrarily assumed annualized rates of stock price appreciation over the term of the options. Actual gains, if any, on stock option exercises are dependent on the future performance of Page America Common Stock. There is no assurance that such potential realizable values will be achieved.

                     OPTION GRANTS IN THE LAST FISCAL YEAR

                                                                                           POTENTIAL REALIZABLE VALUE
                                                                                            AT ASSUMED ANNUAL RATES
                                               INDIVIDUAL GRANTS                          OF STOCK PRICE APPRECIATION
                         -------------------------------------------------------------        FOR OPTION TERMS(3)
                                                             EXERCISE                     ----------------------------
                           NUMBER      % GRANTS TO ALL      PRICE PER       EXPIRATION    5% STOCK       10% STOCK
          NAME           GRANTED(1)       EMPLOYEES        SHARE($)(2)         DATE       PRICE($)        PRICE($)
------------------------ ----------    ---------------    --------------    ----------    --------    ----------------
Kathleen C. Parramore...   150,000           66.7              $.75           10/2/02     $46,500         $106,500
Martin Katz.............    75,000           33.3              $.75           10/2/02     $23,250         $ 53,250

---------------
(1) These options may not be exercised prior to one year from the date of grant and may be exercised 20% per year thereafter, subject to acceleration upon the occurrence of certain events.

(2) The exercise price was established at the market price on the date of grant, October 2, 1995.

(3) The assumed annual rate of appreciation of five and ten percent would result in the price of Page America's stock increasing to $1.06 and $1.46 per share, respectively.

     The following table sets forth information with respect to the named executives concerning exercise of options during the fiscal year ended December 31, 1995 and unexercised options held at December 31, 1995. The value of unexercised, in-the-money options at December 31, 1995 is the difference between the exercise price of options and the fair market value of Page America Common Stock on December 31, 1995, which was $.125 per share.

                          STOCK OPTION EXERCISES TABLE
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                              YEAR END STOCK VALUE

                                                           NUMBER OF UNEXERCISED               VALUE OF UNEXERCISED
                                                                 OPTIONS AT                  IN-THE-MONEY OPTIONS AT
                         SHARES                               FISCAL YEAR-END                   FISCAL YEAR END($)
                       ACQUIRED ON       VALUE       ----------------------------------    ----------------------------
         NAME          EXERCISE(#)    REALIZED($)    EXERCISABLE(#)    UNEXERCISABLE(#)    EXERCISABLE    UNEXERCISABLE
---------------------- -----------    -----------    --------------    ----------------    -----------    -------------
Kathleen C.
  Parramore...........      0              0             10,500             152,000             0               0
Martin Katz...........      0              0                  0              75,000             0               0
Richard A. Contrera...      0              0              8,750               1,250             0               0

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to beneficial ownership of Page America Common Stock at September 30, 1996 by (i) each person known by Page America to beneficially own more than five percent of outstanding Page America Common Stock, (ii) each Director of Page America, (iii) each of the most highly compensated executive officers of Page America and (iv) all Directors and executive officers of Page America as a group. Except as noted below, each person or entity has sole voting and investment power with respect to all shares listed as owned by such person or entity.

                         NAME AND ADDRESS                           NUMBER(1)     PERCENT OF CLASS
------------------------------------------------------------------  ---------     ----------------
David A. Barry(2).................................................  8,104,940              %
  One International Place
  Boston, MA 02110
Jack Kadis(2).....................................................  8,069,113              %
  One International Place
  Boston, MA 02110
Bariston Paging Partners, L.P.(2).................................  7,781,837              %
  c/o Bariston Associates, Inc.
  One International Pl.
  Boston, MA 02110
T. Rowe Price High Yield Fund, Inc.(3)............................  2,264,135              %
  100 East Pratt Street
  Baltimore, MD 21202
T. Rowe Price Strategic Partners Associates, Inc.(4)..............    974,401              %
  100 East Pratt Street
  Baltimore, MD 21202
Sandler Mezzanine General Partnership(5)..........................  1,497,464              %
  767 Fifth Avenue
  New York, NY 10153
Revy Investment Co., Inc.(6)......................................  1,022,724              %
  1300 S.W. Fifth Avenue
  Portland, OR 97201
Richard Contrera(7)...............................................     25,757             *
Kathleen Parramore(8).............................................    168,624             *
Martin Katz(9)....................................................     75,000             *
Directors and executive officers as a group(10) (5 persons).......    294,981              %

---------------
  *  Less than one percent.

 (1) Assumes exercise of options or warrants to purchase shares of Page America Common Stock and conversion of shares of Series One Preferred Stock into shares of Page America Common Stock.

 (2) David A. Barry is a director of Page America elected by the holders of Page America's Series One Preferred Stock. Mr. Barry and Jack Kadis are the general partners of BHI Associates VI, L.P., which is the sole general partner of Bariston Paging. Messrs. Barry and Kadis are the controlling shareholders of Bariston Holdings, Inc., which is the sole shareholder of Bariston and Bariston Securities. The total number of shares listed above include 156,242 shares of Series One Preferred Stock owned by Bariston Paging; 2,254 shares of Series One Preferred Stock owned by Bariston Associates; 378 shares of Series One Preferred Stock owned by Mr. Barry, which are convertible into an aggregate of 3,530,180 shares of Page America Common Stock; 125,778 shares of Page America Common Stock issuable upon exercise of warrants owned by BHI Associates VI, L.P.; 41,672 shares of Page America Common Stock issuable upon exercise of warrants owned by Bariston; 4,310,140 shares of Page America Common Stock owned by Bariston Paging; 69,742 shares of Page America Common Stock owned by Bariston; and 27,428 shares of Page America Common Stock owned by Mr. Barry. Messrs. Barry and Kadis disclaim beneficial ownership of the portion of the foregoing shares in which they have no actual pecuniary interest.

 (3) Consists of 20,000 shares of Series One Preferred Stock convertible into an aggregate of 444,400 shares of Page America Common Stock; warrants to purchase 711,111 shares of Page America Common Stock at an exercise price of $3.50 per share; and 1,108,624 shares of Page America Common Stock.

 (4) T. Rowe Price Strategic Partners Associates, Inc. is the general partner of
     T. Rowe Price Strategic Partners Fund, L.P. (the "Fund") and T. Rowe Price Strategic Partners Fund II, L.P. ("Fund II").

     Consists of 5,642 shares of Series One Preferred Stock convertible into an aggregate of 125,365 shares of Page America Common Stock, warrants to purchase 15,200 shares of Page America Common Stock at an exercise price of $3.50 per share and 356,358 shares of Page America Common Stock owned by the Fund and 12,918 shares of Series One Preferred Stock convertible into an aggregate of 287,037 shares of Page America Common Stock, warrants to purchase an aggregate of 34,800 shares of Page America Common Stock at an exercise price of $3.50 per share and 155,641 shares of Page America Common Stock owned by Fund II.

 (5) Sandler Mezzanine General Partnership is the investment General Partner of each of Sandler Mezzanine T-E Partners, L.P. ("TE"), Sandler Mezzanine Partners, L.P. ("SM") and Sandler Mezzanine Foreign Partners, L.P. ("FP"). Consists of 5,390, 12,020, and 2,590 shares of Series One Preferred Stock owned by TE, SM, and FP, respectively, which are convertible into an aggregate of 444,400 shares of Page America Common Stock; 164,022, 365,782 and 78,815 shares of Page America Common Stock owned by TE, SM and FP, respectively; and warrants to purchase 119,823, 267,200 and 57,422 shares of Page America Common Stock owned by TE, SM, and FP, respectively, at an exercise price of $3.50 per share.

 (6) Includes 551,729 shares of Page America Common Stock and 20,000 shares of Series One Preferred Stock convertible into an aggregate of 444,400 shares of Page America Common Stock.

 (7) Includes 10,000 shares of Page America Common Stock issuable upon exercise of options and 15,757 shares of Page America Common Stock vested under Page America's Stock Purchase Plan.

 (8) Includes 162,500 shares of Page America Common Stock issuable upon exercise of options and 5,724 shares of Page America Common Stock vested under Page America's Stock Purchase Plan.

 (9) Consists of 75,000 shares of Page America Common Stock issuable upon exercise of options.

(10) Includes 247,500 shares of Page America Common Stock issuable upon exercise of options owned by all executive officers and Directors; 21,481 shares of Page America Common Stock vested under Page America's Stock Purchase Plan; and 378 shares of Series One Preferred Stock which are convertible into 8,399 shares of Page America Common Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Bariston has been engaged by Page America to provide investment banking functions for which it receives an annual fee of $105,000, subject to cost of living adjustments. This agreement will terminate upon the earlier to occur of Bariston and its affiliates ceasing to control a majority of the Series One Preferred Stock or Page America Common Stock issued upon conversion thereof or Bariston and its affiliates owning less than 20 percent of Page America's fully diluted shares of Page America Common Stock. At December 31, 1996, Page America owed to Bariston the amount of approximately $288,565, which amount is expected to be paid at the Closing of the Acquisition.

     Holders of a majority of Series One Preferred Stock, as a class, have the right to elect two directors of Page America. In addition, if any dividend payments are not made to the holders of shares of Series One Preferred Stock, the dividend rate will increase to 15% per annum and the holders of a majority of Series One Preferred Stock will be entitled to elect an additional director of Page America. If a change in control of Page America occurs, the holders of Series One Preferred Stock have the right to cause Page America to repurchase such stock at its liquidation value, plus accrued dividends. Bariston Paging holds a majority of the Series One Preferred Stock. Messrs. Barry and Kadis are the directors elected by the holders of Series One Preferred Stock. The holders of a majority of the Series One Preferred Stock have agreed that as long as they continue to own a majority of such stock they will vote for a nominee designated by the holders of a majority of such stock.

     David A. Barry and Jack Kadis, directors of Page America, are affiliated with Bariston Securities and Bariston.

     All of the terms and provisions of the foregoing transactions were determined on an arm's-length basis. Page America believes that the terms of these transactions were no less favorable to Page America than those which could have been obtained from unaffiliated third parties.

                            MANAGEMENT OF METROCALL

     The directors and executive officers of Metrocall are as follows:

              NAME                   AGE                          POSITION
---------------------------------    ---     --------------------------------------------------
Richard M. Johnston..............    61      Chairman of the Board (term expires in 1999)
William L. Collins, III..........    46      President, Chief Executive Officer and Director
                                             (term expires in 1997)
Harry L. Brock, Jr...............    61      Director (term expires in 1999)
Ronald V. Aprahamian.............    50      Director (term expires in 1998)
Suzanne S. Brock.................    58      Director (term expires in 1997)
Francis A. Martin, III...........    53      Director (term expires in 1997)
Elliott H. Singer................    56      Director (term expires in 1998)
Ray D. Russenberger..............    42      Director (term expires in 1999)
Ryal R. Poppa....................    63      Director (term expires in 1998)
Michael Greene...................    35      Director (term expires in 1999)
Steven D. Jacoby.................    39      Chief Operating Officer and Vice President
Vincent D. Kelly.................    37      Chief Financial Officer, Treasurer and Vice
                                             President

     The holders of Series A Preferred Stock have the right to designate two directors of Metrocall. As of the date of this Proxy Statement/Prospectus, one director, Michael Greene, had been designated. The remaining director has not yet been identified.

     Set forth below is certain biographical information regarding the directors and executive officers of the Company.

     Ronald V. Aprahamian has been a member of the Board of Directors of Metrocall since May 1995. Mr. Aprahamian serves as a Consulting Director for the Riggs National Bank of Washington, D.C., and serves on the board of directors of Sunrise Assisted Living, Inc. Mr. Aprahamian was Chairman and Chief Executive Officer of The Compucare Company, a healthcare computer software services firm, from January 1988 to October 1996. Mr. Aprahamian's son, Tom Aprahamian, is Vice President of Financial Operations of Metrocall and receives an annual salary of approximately $85,000.

     Harry L. Brock, Jr. founded Metrocall and served as Chairman of the Board (through January 1996) and President (through August 1995). Mr. Brock has been a director of Metrocall since 1982, and its predecessor companies since 1965. Mr. Brock was a founding partner of Cellular One of Washington, one of the first operating cellular systems. Mr. Brock is the husband of Suzanne S. Brock.

     Richard M. Johnston has served as Chairman of the Board of Directors of Metrocall since January 1996, and has been a member of the Board of Directors since September 1994. Since 1970, Mr. Johnston has been Vice President for Investments of The Hillman Company, an investment firm which is a greater than 5% beneficial owner of Metrocall's Common Stock.

     Suzanne S. Brock has been a director of Metrocall since 1982 and was Secretary (through May 1996) and Treasurer (through August 1995) of Metrocall. Ms. Brock was employed by Metrocall and its predecessor companies from 1965 through May 1996. Ms. Brock is the wife of Harry L. Brock, Jr.

     William L. Collins III has been President and Chief Executive Officer of Metrocall since January 1996 and has served as Director and Vice Chairman of the Board since September 1994. From 1988 to 1994, Mr. Collins was the Chairman of the Board, Chief Executive Officer, President and a director of FirstPAGE USA, Inc. and its predecessor companies. Mr. Collins serves as Chairman of the Board of Directors of USA Telecommunications, Inc. From 1977 to 1988, Mr. Collins was President of C&C, Inc. ("C&C"), a national communications marketing and management company.

     Francis A. Martin III has been a member of the Board of Directors of Metrocall since November 1994. Mr. Martin is a principal of U.S. Media Group and Chairman of the Board, President and Chief Executive

Officer of U.S. Media Holdings, Inc. Mr. Martin previously served as President and Chief Executive Officer of Chronicle Broadcasting Company, a publicly-held television broadcasting company.

     Ray D. Russenberger has been a director of Metrocall since November 1996. Mr. Russenberger was Vice Chairman of A+ Network from October 1995 through the merger of A+ Network into Metrocall in November 1996. He served as Chairman of the Board and Chief Executive Officer of Network Paging Corporation ("Network") (which was merged with A+ Communications, Inc. in 1995 to form A+ Network) since December 1988. From 1985 to 1990, he founded and was President of Network Paging Corporation, a paging company sold to Mobile Communications Corporation of America, a wholly-owned subsidiary of BellSouth Corporation, in 1990.

     Elliott H. Singer has been a director of Metrocall since November 1996. Mr. Singer was Chairman of the Board of A+ Communications, Inc. from its formation in 1985 and was chairman of A+ Network from October 1995 until its merger with Metrocall in November 1996, and also served as Chief Executive Officer of A+ Network from 1985 to January 15, 1996. Mr. Singer was the owner and Chief Executive Officer of A+ Network's predecessor entities, through which he had been engaged in the telemessaging service business since 1974 and in the paging business since 1983.

     Ryal R. Poppa is a private investor and has been a director of Metrocall since November 1996. Mr. Poppa served as Chairman of the Board, President and Chief Executive Officer of Storage Technology Corporation, an international company that manufactures, markets and services information storage and retrieval services for high performance computers, from January 1985 through June 1996. Mr. Poppa serves on the board of directors of Semitool, Inc. and Carrier Access, Inc.

     Michael Greene has been a director of Metrocall since January 1997. He is a Managing Director of UBS Capital LLC, which is the private equity subsidiary of the Union Bank of Switzerland ("UBS"). Mr. Greene has worked in UBS' private equity and leveraged finance businesses since he joined UBS in 1990. Mr. Greene serves on the board of directors of CBP Resources Inc.

     Steven D. Jacoby has been Chief Operating Officer and Vice President of Metrocall since September 1994. Mr. Jacoby joined Metrocall from FirstPAGE USA, Inc. where he had served as Chief Operating Officer, Vice President and Secretary since 1988. Mr. Jacoby was a director of Metrocall from September 1994 until November 1996.

     Vincent D. Kelly has been the Chief Financial Officer and Vice President of Metrocall since January 1989. Mr. Kelly has also served as Treasurer since August 1995. Mr. Kelly served as Chief Operating Officer and Chief Financial Officer of Metrocall from February 1993 through August 31, 1994, when Metrocall acquired FirstPAGE USA, Inc. Mr. Kelly was a director of Metrocall from 1990 until November 1996. Prior to joining Metrocall, Mr. Kelly was an accountant with Bruner, Kane and McCarthy, Ltd., certified public accountants.

     Each of the members of the Board of Directors, or their affiliates, and Messrs. Jacoby and Kelly, have agreed to vote all shares of Metrocall Common Stock held by them in favor of proposals (i) to increase the authorized number of shares of Metrocall Common Stock to 60 million; and (ii) to permit the convertibility of Series B Preferred Stock into Common Stock. The shares held by these stockholders represent approximately 38.4% of the issued and outstanding shares of Metrocall Common Stock on the date hereof.

     Certain stockholders of Metrocall which held approximately 40.3% of the issued and outstanding shares of Metrocall Common Stock (prior to the A+ Network Merger) were parties to a voting agreement (the "Voting Agreement") pursuant to which the stockholders agreed to vote for up to seven persons designated by various of the stockholders to serve as directors of Metrocall. The terms of the Voting Agreement expired effective as of the Effective Time of the A+ Network Merger, except that the parties to the agreement have agreed to vote in favor of the reelection of Ms. Brock when her term expires at the next Metrocall annual meeting. Messrs. Singer and Russenberger have separately agreed to vote shares of Metrocall Common Stock they hold at the next Metrocall annual meeting in favor of the reelection of Ms. Brock.

     Mr. Collins, Mr. Jacoby, and Mr. Kelly entered into new employment contracts approved by the Compensation Committee and dated May 15, 1996. The new contracts did not change the salary or benefits of any of those officers, except that Metrocall will now be responsible for certain life insurance premiums incurred by Mr. Collins. The term of employment for each of the officers was extended to December 31, 1999 from December 31, 1996 (for Mr. Collins), August 31, 1998 (for Mr. Jacoby), and June 1, 1999 (for Mr. Kelly). In addition, Mr. Collins' contract now includes a provision (similar to that in Messrs. Jacoby's and Kelly's contracts) for automatic one-year extensions on anniversaries of May 15.

     Each of Messrs. Collins', Jacoby's and Kelly's contracts provides that, if the executive's employment is terminated without cause, if the executive terminates the contract for good reason, or if the executive's employment is terminated by reason of death or disability, Metrocall will pay the executive or his estate the full base salary and benefits (in connection with termination without cause or resignation for good reason) that would otherwise have been paid to the executive during the remaining term of the agreement. Terminations without cause or resignations for good reason would also require Metrocall to pay the executive, at his election, the difference between the fair market value of stock subject to options (including those otherwise unexercisable) and the price he would have had to pay to exercise the options. If the executive voluntarily terminates employment (other than for good reason), Metrocall will pay the executive one year's base salary and benefits under the contract. The reasons for resignation for good reason under the revised contracts include the termination of any of the others for reasons other than cause, death, or disability.

     Messrs. Collins, Jacoby, and Kelly entered into separate change of control agreements approved by the Compensation Committee as of May 15, 1996 to run through December 31, 1999 (with automatic extensions). Changes of control are defined as (i) any action required to be reported pursuant to Item 6(e) of
Schedule 14A as a "change of control" (generally a 50% change in share ownership but other changes may also qualify), (ii) any person's acquiring more than 25% of the voting power of Metrocall voting stock, unless with the prior approval of the Board, (iii) changes in Board membership such that during any two consecutive years, Board members at the beginning constitute less than a majority of the Board at the end (including as Board members at the beginning of the period any directors added during the period with approval of two-thirds of the Board), (iv) a merger or reorganization in which Metrocall does not survive or in which the outstanding shares of Metrocall are converted into other shares or securities (except through a reincorporation or setting up a holding company); (v) a more than 50% turnover of voting power in a merger, reorganization, or similar transaction approved by stockholders, unless 75% of the Board carries over to the new entity; or (vi) any other event the Board determines constitutes a change of control. A change of control is also deemed to occur if the executive is removed at the request of a third party who has taken steps to effect a change of control or the termination was otherwise caused by a change of control. Under the change of control agreements, executives would be entitled to payment of three times the sum of their salary and most recent bonus within 30 days after termination of employment after a change of control (other than termination for death, disability, or cause), together with a payment of the option spread (as described above under terminations of employment), paid health coverage for up to 18 months, and certain other benefits. Payments would be grossed up, as necessary, to provide that the executive receives his payments net of any excise taxes and any taxes on the excise payment (but the executive would remain responsible for any income taxes on the payment).

     Messrs. Collins, Jacoby, Kelly, Brock and Johnston hold options to acquire 100,000, 100,000, 206,588, 122,510 and 52,000 shares of Metrocall Common Stock, respectively. On September 18, 1996, the Compensation Committee of the Metrocall Board of Directors changed the exercise price of all non-qualified options outstanding to all current employees of Metrocall as of that date to equal $7.9375 per share, the closing price of Metrocall Common Stock on that date. As a result, the exercise price on all of the foregoing options (other than 2,000 options held by Mr. Johnston) was reduced to $7.9375 per share. Prior to this action: Mr. Collins' options were exercisable until January 16, 2006 for a price of $19.125; Mr. Jacoby's options were exercisable until July 26, 2005 for a price of $20.25 (50,000 shares), until January 16, 2006 for a price of $19.125 (25,000 shares) and until February 7, 2006 for a price of $20.25 (25,000); Mr. Kelly's options were exercisable until November 8, 2003 for a price of $19.50 (72,000 shares), until May 23, 2004 for a price of $13.00 (34,588 shares), until July 26, 2005 for a price of $20.25 (50,000 shares), until January 16, 2006 for a price of $19.125 (25,000 shares) and until February 7, 2006 for a price of $20.25 (25,000 shares); Mr. Brock's options were exercisable until November 8, 2003 for a price of $19.50 (76,000), until May 23, 2004 for a price of $13.00
(36,510 shares) and until July 26, 2005 for a price of $20.25 (10,000 shares); and Mr. Johnston's options were exercisable until January 16, 2006 for a price of $19.125.

                  PRO FORMA CONDENSED COMBINED FINANCIAL DATA
                                  (UNAUDITED)

     The following unaudited pro forma condensed combined balance sheet under the heading "Pro Forma Metrocall" gives effect to the acquisition of the equity interest in A+ Network (to the extent not held at September 30, 1996) for approximately 8,556,000 shares of Metrocall Common Stock at $5.25 per share, an equal number of VCRs which have no current value, direct acquisition costs of approximately $8.2 million and the assumption of $125 million of A+ Network debt as if the acquisition had occurred on September 30, 1996. The pro forma condensed combined balance sheet under the heading "Pro Forma Combined Company" gives effect to (a) the issuance of $39.9 million liquidation value of Series A Convertible Redeemable Preferred Stock consummated prior to the acquisition of A+ Network and (b) the refinancing of A+ Network's $125 million of long-term debt for approximately $127.47 million. The unaudited pro forma condensed combined balance sheet under the heading "Pro Forma Combined Company and Page America" also gives effect to the acquisition of substantially all the assets of Page America for (A) $25 million in cash, (B) 1,500 shares of Series B Junior Convertible Preferred Stock of Metrocall having a Stated Value of $15 million bearing dividends at 14% per year, (C) 830,333 shares of Metrocall Common Stock,
(D) shares of Metrocall Common Stock or other equity securities having a Share Value equal to $15 million, subject to adjustment based on changes in Page America's Working Capital Deficit and decreases in service revenue below specified thresholds, and expected direct acquisition costs of approximately $1.2 million as if the acquisition had occurred on September 30, 1996.

     The unaudited pro forma condensed combined statements of operations for the nine month period ended September 30, 1996 and for the year ended December 31, 1995 give effect to (a) under the heading "Pro Forma Metrocall," the acquisitions of Parkway Paging, Inc. and Satellite Paging and Message Network, the A+ Network Merger and the merger of Network Paging Corporation into A+ Communications, Inc. on October 24, 1995, the issuance of $39.9 million of Series A Convertible Redeemable Preferred Stock and the refinancing of A+ Network's long-term debt as described above and (b) under the heading "Pro Forma Combined Company and Page America," the pending acquisition of Page America as if it had occurred on January 1, 1995.

     Each of the recent and pending acquisitions will be accounted for by the purchase method of accounting. The purchase prices have been allocated on a preliminary basis to the assets to be acquired based upon the estimated value of such assets. The final allocation of intangible assets will be based upon appraised values.

     This information should be read in conjunction with the notes and the financial statements of Metrocall, Parkway, Satellite and A+ Network incorporated by reference herein and the financial statements of Page America included herein. The unaudited pro forma condensed combined financial data do not purport to represent what Metrocall's results of operations or financial position actually would have been had such transactions and events occurred on the dates specified, or to project Metrocall's results of operations or financial position for any future period or date. The pro forma adjustments are based upon available information and certain adjustments that management of Metrocall believes are reasonable. In the opinion of management of Metrocall, all adjustments have been made that are necessary to present the unaudited pro forma condensed combined data.

     In addition, the unaudited pro forma condensed balance sheet of Page America Group, Inc. as of September 30, 1996, gives effect to the sale of substantially all assets and liabilities acquired or assumed by Metrocall, Inc. and the proceeds therefrom and the related transaction costs.

                                METROCALL, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1996
                                 (in Thousands)

                                                                                         PREFERRED
                                       HISTORICAL                                          STOCK
                                  ---------------------        PRO           PRO          ISSUANCE       PRO FORMA    HISTORICAL
                                                  A+          FORMA         FORMA         AND DEBT       COMBINED        PAGE
                                  METROCALL    NETWORK     ADJUSTMENTS    METROCALL    REFINANCING(F)     COMPANY      AMERICA
                                  ---------    --------    -----------    ---------    --------------    ---------    ----------
                                                             ASSETS
Current assets:
  Cash, cash equivalents and
    short term investments.....   $ 10,243     $ 19,877     $      --     $ 30,120        $     --       $ 30,120      $    616
  Accounts receivable, net.....     11,090       12,008            --       23,098              --         23,098         1,008
  Inventory....................         --       10,961       (10,961)(A)       --              --             --            --
  Prepaid expenses and other
    current assets.............      1,985        3,134            --        5,119              --          5,119           670
                                  --------     --------     ---------     --------        --------       --------      --------
    Total current assets.......     23,318       45,980       (10,961)      58,337              --         58,337         2,294
Furniture and equipment, net...    105,449       63,212        10,961(A)   179,622              --        179,622         6,424
Intangibles, net...............    257,533      100,939        91,131(B)   449,603              --        449,603        32,800
Equity investments.............     24,823           --       (24,548)(B)      275              --            275            --
Other assets...................      1,380           --            --        1,380              --          1,380           488
                                  --------     --------     ---------     --------        --------       --------      --------
        Total assets...........   $412,503     $210,131     $  66,583     $689,217        $     --       $689,217      $ 42,006
                                  ========     ========     =========     ========        ========       ========      ========

                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of
    long-term obligations......   $    276     $     --     $      --     $    276        $     --       $    276      $ 51,166
  Accounts payable and accrued
    expenses...................     19,234       15,924         8,184(C)    43,342         (13,400)        29,942         3,853
  Deferred revenues and
    subscriber deposits........      3,008        7,163            --       10,171              --         10,171         1,840
  Other current liabilities....     13,482           --            --       13,482              --         13,482         2,148
                                  --------     --------     ---------     --------        --------       --------      --------
    Total current
      liabilities..............     36,000       23,087         8,184       67,271         (13,400)        53,871        59,007
Capital lease obligation.......      3,747           --            --        3,747              --          3,747            --
Long-term obligations..........    217,900      124,849            --      342,749         (22,530)       320,219            46
Deferred income taxes..........     21,993          818        72,643(D)    95,454              --         95,454            --
Minority interest..............        500           --            --          500              --            500            --
                                  --------     --------     ---------     --------        --------       --------      --------
    Total liabilities..........    280,140      148,754        80,827      509,721         (35,930)       473,791        59,053
Redeemable preferred stock.....         --           --            --           --          38,400(F)      38,400            --
Total stockholders' equity.....    132,363       61,377       (14,244)(E)  179,496          (2,470)       177,026       (17,047)
                                  --------     --------     ---------     --------        --------       --------      --------
Total liabilities, redeemable
  preferred stock and
  stockholders' equity.........   $412,503     $210,131     $  66,583     $689,217        $     --       $689,217      $ 42,006
                                  ========     ========     =========     ========        ========       ========      ========

                                       PRO FORMA ADJUSTMENTS
                                 ---------------------------------    COMBINED
                                   ASSETS AND                          COMPANY
                                 LIABILITIES NOT      OTHER PRO          AND
                                   ACQUIRED OR          FORMA           PAGE
                                   ASSUMED(O)       ADJUSTMENTS(P)     AMERICA
                                 ---------------    --------------    ---------

Current assets:
  Cash, cash equivalents and
    short term investments.....     $    (616)         $(20,000)(Q)   $ 10,120
  Accounts receivable, net.....            --                --         24,106
  Inventory....................            --                --             --
  Prepaid expenses and other
    current assets.............          (502)               --          5,287
                                    ---------          --------       --------
    Total current assets.......        (1,118)          (20,000)        39,513
Furniture and equipment, net...            --                --        186,046
Intangibles, net...............            --            25,069(B)     507,472
Equity investments.............            --                --            275
Other assets...................          (199)               --          1,669
                                    ---------          --------       --------
        Total assets...........     $  (1,317)         $  5,069       $734,975
                                    =========          ========       ========

Current liabilities:
  Current maturities of
    long-term obligations......     $ (51,166)         $     --       $    276
  Accounts payable and accrued
    expenses...................        (1,013)            1,198(P)      33,980
  Deferred revenues and
    subscriber deposits........            --                --         12,011
  Other current liabilities....        (2,148)               --         13,482
                                    ---------          --------       --------
    Total current
      liabilities..............       (54,327)            1,198         59,749
Capital lease obligation.......            --                --          3,747
Long-term obligations..........           (46)            5,000(Q)     325,219
Deferred income taxes..........            --                --         95,454
Minority interest..............            --                --            500
                                    ---------          --------       --------
    Total liabilities..........       (54,373)            6,198        484,669
Redeemable preferred stock.....            --            15,000(F)      53,400
Total stockholders' equity.....        53,056           (16,129)(P)    196,906
                                    ---------          --------       --------
Total liabilities, redeemable
  preferred stock and
  stockholders' equity.........     $  (1,317)         $  5,069       $734,975
                                    =========          ========       ========

              See accompanying notes to this unaudited statement.

                                METROCALL, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      (In Thousands Except Per Share Data)

                                                            HISTORICAL
                                                 ---------------------------------    PRO FORMA A+    PRO FORMA
                                                 METROCALL    PARKWAY    SATELLITE     NETWORK(G)     ADJUSTMENTS
                                                 ---------    -------    ---------    ------------    ---------
Service, rent & maintenance revenue..........    $  92,160    $7,403      $ 10,723      $ 77,698      $     --
Product sales................................       18,699     2,344         1,369         8,345            --
                                                 ---------    -------     --------      --------      --------
        Total revenues.......................      110,859     9,747        12,092        86,043            --
Net book value of products sold..............      (15,527)   (2,262)       (1,557)      (11,944)           --
                                                 ---------    -------     --------      --------      --------
                                                    95,332     7,485        10,535        74,099            --
Service, rent & maintenance expense..........       27,258     2,330         3,918        16,758            --
Selling, marketing, general and
  administrative.............................       40,303     3,655         4,281        45,872          (930)(H)
Depreciation & amortization..................       31,504     1,153         1,064        25,052        17,563(I)
Other........................................        2,050        --           404            --            --
                                                 ---------    -------     --------      --------      --------
        Total operating expenses.............      101,115     7,138         9,667        87,682        16,633
                                                 ---------    -------     --------      --------      --------
(Loss) income from operations................       (5,783)      347           868       (13,583)      (16,633)
Interest and other income (expense), net.....      (10,522)     (477)         (740)      (14,589)       (3,971)(J)
                                                 ---------    -------     --------      --------      --------
        Net (loss) income before taxes.......      (16,305)     (130)          128       (28,172)      (20,604)
Benefit (provision) for taxes................          595        43            --            --         3,742(K)
                                                 ---------    -------     --------      --------      --------
        Net (loss) income before
          extraordinary item.................      (15,710)      (87)          128       (28,172)      (16,862)
Extraordinary item...........................       (4,392)       --         5,928          (607)           --
                                                 ---------    -------     --------      --------      --------
        Net (loss) income....................      (20,102)      (87)        6,056       (28,779)      (16,862)
Preferred dividends..........................           --        --            --            --        (5,586)(L)
                                                 ---------    -------     --------      --------      --------
Net loss attributable to common
  stockholders...............................    $ (20,102)   $  (87)     $  6,056      $(28,779)     $(22,448)
                                                 =========    =======     ========      ========      ========
Net loss from continuing operations
  attributable to common stockholders........    $   (1.34)
Extraordinary item, net of income tax
  benefit....................................        (0.38)
                                                 ---------
Net loss per share attributable to common
  stockholders...............................    $   (1.72)
                                                 =========
Shares used in computing net loss per
  share......................................       11,668
                                                 =========

                                                                               PRO FORMA ADJUSTMENTS
                                                                             --------------------------    COMBINED
                                                            HISTORICAL       OPERATIONS      OTHER PRO      COMPANY
                                               PRO FORMA      PAGE               NOT           FORMA       AND PAGE
                                               METROCALL     AMERICA         ACQUIRED(O)    ADJUSTMENTS     AMERICA
                                               ---------    ---------        -----------    -----------    ---------
Service, rent & maintenance revenue..........  $187,984     $  26,415          $(4,028)       $    --      $210,371
Product sales................................    30,757         2,692             (362)            --        33,087
                                               --------     ---------          -------        -------      --------
        Total revenues.......................   218,741        29,107           (4,390)            --       243,458
Net book value of products sold..............   (31,290)       (1,723)             242             --       (32,771)
                                               --------     ---------          -------        -------      --------
                                                187,451        27,384           (4,148)            --       210,687
Service, rent & maintenance expense..........    50,264         6,902           (1,364)            --        55,802
Selling, marketing, general and
  administrative.............................    93,181        14,989           (2,630)            --       105,540
Depreciation & amortization..................    76,336         8,585           (1,838)         3,409(I)     86,492
Other........................................     2,454            --               --             --         2,454
                                               --------     ---------          -------        -------      --------
        Total operating expenses.............   222,235        30,476           (5,832)         3,409       250,288
                                               --------     ---------          -------        -------      --------
(Loss) income from operations................   (34,784)       (3,092)           1,684         (3,409)      (39,601)
Interest and other income (expense), net.....   (30,299)      (10,001)           9,864           (400)(J)   (30,836)
                                               --------     ---------          -------        -------      --------
        Net (loss) income before taxes.......   (65,083)      (13,093)          11,548         (3,809)      (70,437)
Benefit (provision) for taxes................     4,380            --               --             --         4,380
                                               --------     ---------          -------        -------      --------
        Net (loss) income before
          extraordinary item.................   (60,703)      (13,093)          11,548         (3,809)      (66,057)
Extraordinary item...........................       929            --               --             --           929
                                               --------     ---------          -------        -------      --------
        Net (loss) income....................   (59,774)      (13,093)          11,548         (3,809)      (65,128)
Preferred dividends..........................    (5,586)       (2,863)           2,863         (2,100)(F)    (7,686)
                                               --------     ---------          -------        -------      --------
Net loss attributable to common
  stockholders...............................  $(65,360)    $ (15,956)         $14,411        $(5,909)     $(72,814)
                                               ========     =========          =======        =======      ========
Net loss from continuing operations
  attributable to common stockholders........  $  (3.00)                                                   $  (2.92)
Extraordinary item, net of income tax
  benefit....................................      0.04                                                        0.03
                                               --------                                                    --------
Net loss per share attributable to common
  stockholders...............................  $  (2.96)                                                   $  (2.89)
                                               ========                                                    ========
Shares used in computing net loss per
  share......................................    22,103                                                      25,221
                                               ========                                                    ========

              See accompanying notes to this unaudited statement.

                                METROCALL, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                      (In Thousands Except Per Share Data)

                                                         HISTORICAL                                  PRO
                                            -------------------------------------       A+          FORMA
                                            METROCALL   PARKWAY(M)   SATELLITE(M)   NETWORK(G)   ADJUSTMENTS
                                            ---------   ----------   ------------   ----------   -----------
Service, rent & maintenance revenue.....    $ 79,453      $5,302        $6,564       $ 67,313     $      --
Product sales...........................      19,155         860           801          4,554            --
                                            --------      ------        ------       --------     ---------
        Total revenues..................      98,608       6,162         7,365         71,867            --
Net book value of products sold.........     (15,546)       (934)         (805)        (6,451)           --
                                            --------      ------        ------       --------     ---------
                                              83,062       5,228         6,560         65,416            --
Service, rent & maintenance expense.....      26,297       1,417         2,418         14,338            --
Selling, marketing, general and
  administrative........................      36,361       2,305         2,449         36,531          (560)(H)
Depreciation & amortization.............      40,385         586           447         20,628        12,163(I)
Other...................................          --          --            12            396            --
                                            --------      ------        ------       --------     ---------
        Total operating expenses........     103,043       4,308         5,326         71,893        11,603
                                            --------      ------        ------       --------     ---------
(Loss) income from operations...........     (19,981)        920         1,234         (6,477)      (11,603)
Interest and other income
  (expense) net.........................     (10,836)       (274)         (713)       (10,093)          267(J)
Minority interest in loss of
  investments...........................      (2,422)         --            --             --         2,211(N)
                                            --------      ------        ------       --------     ---------
    Net (loss) income before taxes......     (33,239)        646           521        (16,570)       (9,125)
Benefit (provision) for taxes...........         279        (229)           --             --         4,821(K)
                                            --------      ------        ------       --------     ---------
    Net (loss) income...................     (32,960)        417           521        (16,570)       (4,304)
Preferred Dividends.....................          --          --            --             --        (4,190)(L)
                                            --------      ------        ------       --------     ---------
Net loss attributable to common
  stockholders..........................    $(32,960)     $  417        $  521       $(16,570)    $  (8,494)
                                            ========      ======        ======       ========     =========
Net loss per share attributable to
  common stockholders...................    $  (2.23)
                                            ========
Shares used in computing net loss per
  share.................................      14,806
                                            ========

                                                                            PRO FORMA ADJUSTMENTS
                                                                         ---------------------------       COMBINED
                                                                                             OTHER          COMPANY
                                                            HISTORICAL                        PRO             AND
                                            PRO FORMA          PAGE        OPERATIONS        FORMA           PAGE
                                            METROCALL        AMERICA     NOT ACQUIRED(O)    ADJUSTMENTS     AMERICA
                                            ---------       ----------   ---------------    --------       ---------
Service, rent & maintenance revenue.....    $158,632         $ 15,644        $    --        $   --         $174,276
Product sales...........................      25,370            1,498             --            --           26,868
                                            --------         --------        -------        -------        --------
        Total revenues..................     184,002           17,142             --            --          201,144
Net book value of products sold.........     (23,736)          (1,062)            --            --          (24,798)
                                            --------         --------        -------        -------        --------
                                             160,266           16,080             --            --          176,346
Service, rent & maintenance expense.....      44,470            4,064             --            --           48,534
Selling, marketing, general and
  administrative........................      77,086            8,008             --            --           85,094
Depreciation & amortization.............      74,209            3,988             --         3,963  (I)      82,160
Other...................................         408               --                                           408
                                            --------         --------        -------        -------        --------
        Total operating expenses........     196,173           16,060             --         3,963          216,196
                                            --------         --------        -------        -------        --------
(Loss) income from operations...........     (35,907)              20             --        (3,963)         (39,850)
Interest and other income
  (expense) net.........................     (21,649)          (5,147)         5,197          (300)  (J)    (21,899)
Minority interest in loss of
  investments...........................        (211)              --             --            --             (211)
                                            --------         --------        -------        -------        --------
    Net (loss) income before taxes......     (57,767)          (5,127)         5,197        (4,263)         (61,960)
Benefit (provision) for taxes...........       4,871               --             --            --            4,871
                                            --------         --------        -------        -------        --------
    Net (loss) income...................     (52,896)          (5,127)         5,197        (4,263)         (57,089)
Preferred Dividends.....................      (4,190)          (2,148)         2,148        (1,575)  (F)     (5,765)
                                            --------         --------        -------        -------        --------
Net loss attributable to common
  stockholders..........................    $(57,086)        $ (7,275)       $ 7,345        $(5,838)       $(62,854)
                                            ========         ========        =======        =======        ========
Net loss per share attributable to
  common stockholders...................    $  (2.28)                                                      $  (2.23)
                                            ========                                                       ========
Shares used in computing net loss per
  share.................................      25,066                                                         28,184
                                            ========                                                       ========

              See accompanying notes to this unaudited statement.

                            PAGE AMERICA GROUP, INC.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1996

                                                                              CONSIDERATION
                                    HISTORICAL       ASSETS ACQUIRED/         RECEIVED/OTHER       PRO FORMA
                                   PAGE AMERICA   LIABILITIES ASSUMED(O)   TRANSACTION COSTS(R)   PAGE AMERICA
                                   ------------   ----------------------   --------------------   ------------
                                                                 (IN THOUSANDS)
                                                    ASSETS
Current assets
  Cash and cash equivalents.......   $    616            $     --                $ 25,000           $ 25,616
  Accounts receivable.............      1,008               1,008                      --                 --
  Prepaid expenses and other
     current assets...............        670                 168                      --                502
                                     --------             -------                 -------           --------
          Total current assets....      2,294               1,176                  25,000             26,118
Equipment, net....................      6,424               6,424                      --                 --
Other assets
  Intangibles, net................     32,800              32,800                      --                 --
  Other assets....................        488                 289                      --                199
  Equity investments..............         --                  --                  35,293             35,293
                                     --------             -------                 -------           --------
                                       33,288              33,089                  35,293             35,492
                                     --------             -------                 -------           --------
                                     $ 42,006            $ 40,689                $ 60,293           $ 61,610
                                     ========             =======                 =======           ========
                                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Current maturities of long-term
     debt.........................   $ 51,166            $     --                $     --           $ 51,166
  Accounts payable and accrued
     expenses.....................      3,853               1,640                   2,180              4,393
  Preferred dividends payable.....      2,148                  --                      --              2,148
  Deferred revenue and customer
     deposits.....................      1,840               1,840                      --                 --
                                     --------             -------                 -------           --------
          Total current
            liabilities...........     59,007               3,480                   2,180             57,707
Long-term obligations.............         46                  --                      --                 46
Shareholders' equity
  Preferred stock.................     30,068                  --                      --             30,068
  Other stockholders' equity......    (47,115)                 --                  20,904            (26,211)
                                     --------             -------                 -------           --------
          Total stockholders'
            equity................    (17,047)                 --                  20,904              3,857
                                     --------             -------                 -------           --------
                                     $ 42,006            $  3,480                $ 23,084           $ 61,610
                                     ========             =======                 =======           ========

              See accompanying notes to this unaudited statement.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

     The pro forma condensed combined financial statements assume a per share price of $6.375 for the Company Common Stock to be issued in connection with the Page America acquisition ("Acquisition"). The purchase price ultimately will be based upon the trading price of Company Common Stock on the closing date of the acquisition. The purchase price and allocations of all acquisitions are subject to change, which may be material, based upon a variety of factors including actual share price at closing of acquisition, financial performance prior to closing of the company to be acquired, and asset appraisals.

     (A) Reflects the reclassification of pagers held for resale or future rental, from inventory to furniture and equipment to conform accounting practices to those of Metrocall.

     (B) Reflects fair values assigned to intangible assets acquired which consist of the following (in thousands):

                                                                                     PAGE
                                                                         A+        AMERICA
                                                                      ---------    --------
    FCC Licenses...................................................   $ 122,191    $ 30,092
    Subscriber Lists...............................................      54,511      27,777
    Non-Compete Agreements.........................................       1,950          --
    Goodwill.......................................................      73,461          --
    Less: Historical Investment by Metrocall.......................     (60,043)         --
    Less: Historical Intangibles...................................    (100,939)    (32,800)
                                                                      ---------    --------
                                                                      $  91,131    $ 25,069
                                                                      =========    ========

     On June 30, 1996, the Company purchased approximately 40% of the outstanding common stock of A+ Network for approximately $91.8 million plus direct acquisition costs which were reflected on the Company's balance sheet as equity investment in A+ Network of $26.8 million and goodwill of $65.0 million. During the third quarter the Company recognized a loss of $2.2 million related to its investment in A+ Network under the equity method of accounting. This loss reduced the equity investment to approximately $24.5 million as of September 30, 1996.

     (C) Reflects estimated accruals for direct acquisition costs together with estimated accruals for costs of closing acquired duplicate facilities, estimated severance for planned terminations of acquired employees and share registration rights.

     (D) The merger with A+ Network is structured as a tax free reorganization. The deferred income tax liability represents the tax effect on the difference between the amounts allocated to assets acquired and their tax basis.

     (E) Reflects the shares of Metrocall Common Stock and VCRs expected to be issued for these acquisitions, less historical equity amounts. The accompanying statements also include the expected issuance of approximately 450,000 shares of Metrocall Common Stock for pending acquisitions of A+ Network. Historical financial statements for these A+ Network acquisitions have not been included in the accompanying pro forma statements as they are not significant. The accompanying statements do not reflect the issuance of approximately 468,000 options to former holders of A+ Network options as part of the A+ Network acquisition.

     (F) Reflects application of proceeds from $39.9 million private placement of convertible redeemable preferred stock by the Company prior to closing the A+ Network merger less related costs of $1.5 million. Of the $38.4 million in net proceeds related to this placement, $25.0 million is used to reduce long-term obligations while $13.4 million is used to reduce accounts payable and accrued expenses. Also reflects the purchase of $125.0 million of notes (the "Notes") issued by A+ Network for $127.47 million ($126.22 million offer consideration and payment for consents to modify indenture and $1.25 million of estimated accrued interest, fees and expenses related to refinancing the A+ Notes) with debt under the Metrocall Credit Facility.

     Reflects issuance of 1,500 shares of Series B Junior Convertible Preferred Stock of Metrocall having a stated value of $15 million in the acquisition of Page America and bearing dividends at 14% per year.

     (G) On October 24, 1995, A+ Network acquired Network Paging Corp. ("Network") in a merger (the "A+/Network Merger") for approximately $12.0 million in cash, common stock valued at $50.8 million and incurred related expenses of approximately $3.1 million. At the same time, A+ Communications sold $125.0 million of the A+ Notes. The acquisition was accounted for using the purchase method. The following gives effect to the acquisition by A+ Communications and the sale of the A+ Notes as if they had occurred on January 1, 1995. The unaudited pro forma condensed financial data should be read in conjunction with A+ Network's historical consolidated financial statements and the consolidated unaudited financial statements of Network and the notes thereto incorporated by reference herein.

                                                              HISTORICAL
                                                        -----------------------    PRO FORMA    PRO FORMA
                                                        A+ NETWORK   NETWORK(1)   ADJUSTMENTS   A+ NETWORK
                                                        ----------   ----------   -----------   ----------
                                                                          (IN THOUSANDS)

          Service, rent and maintenance revenue.......   $ 53,308     $ 24,390     $      --     $ 77,698
          Product sales...............................      4,024        4,321            --        8,345
                                                         --------     --------     ---------     --------
                  Total revenues......................     57,332       28,711            --       86,043
          Net book value of products sold.............     (7,878)      (4,066)           --      (11,944)
                                                         --------     --------     ---------     --------
                                                           49,454       24,645            --       74,099
          Service, rent and maintenance expenses......     11,584        5,533          (359)(2)    16,758
          Selling, general and administrative.........     32,503       19,424           (38)(2)    45,872
                                                                                      (1,498)(2)
                                                                                         147(3)
                                                                                      (4,666)(4)
          Depreciation and amortization...............     14,835        3,026         7,191(5)    25,052
          Reorganization..............................        669           --          (669)(6)        --
                                                         --------     --------     ---------     --------
                  Total operating expenses............     59,591       27,983           108       87,682
                                                         --------     --------     ---------     --------
          Loss from operations........................    (10,137)      (3,338)         (108)     (13,583)
          Interest expense, net.......................     (3,708)        (760)      (10,121)(7)   (14,589)
                                                         --------     --------     ---------     --------
          Loss before income taxes and
            extraordinary item........................    (13,845)      (4,098)      (10,229)     (28,172)
          Income taxes................................         --         (707)          707(8)        --
                                                         --------     --------     ---------     --------
          Loss before extraordinary item..............    (13,845)      (4,805)       (9,522)     (28,172)
          Extraordinary item..........................       (607)          --            --         (607)
                                                         --------     --------     ---------     --------
          Net loss....................................   $(14,452)    $ (4,805)    $  (9,522)    $(28,779)
                                                         ========     ========     =========     ========

        -----------------------

        (1) Historical Network financial statements are presented for the period from January 1, 1995 through October 24, 1995.

        (2) Adjustment to eliminate specific operating and nonrecurring expenses that would not have been incurred had the A+/Network Merger occurred on January 1, 1995. Such savings are specifically identified as follows (in thousands):

                     Reduction in long distance telephone charges....................   $  267
                     Redundant paging terminals and related telephone expenses.......       92
                     Redundant yellow page advertising expense.......................       38
                     Salary costs of personnel not to be retained by A+/Network based
                       on analysis of A+/Network staffing requirements...............    1,498
                                                                                        ------
                             Total...................................................   $1,895
                                                                                        ======

        (3) Adjustment to provide for changes in compensation of certain executive officers pertaining to employment contracts entered into at the time the A+/Network Merger closed.

        (4) Adjustment to eliminate compensation costs that would not have been incurred had the A+/Network Merger occurred on January 1, 1995.

        (5) To record amortization expense related to intangibles for the period from January 1, 1995 to October 24, 1995 net of $304,000 in historical amortization expense for intangibles recorded by Network before the A+/Network Merger.

        (6) To give effect to elimination of the non-recurring reorganization expenses incurred by A+ Network as a result of the A+/Network Merger.

        (7) Reflects interest expense on the A+ Notes at 11 7/8% (plus amortization of debt issuance costs of approximately $4.6 million and discount of $907,500) net of interest expense ($5,270,000) applicable to all existing long-term debt which was repaid with the proceeds from the sale of the A+ Notes.

        (8) Adjustment to reverse the income tax provision applicable to Network, as its taxable income would be offset by A+ Network's net operating losses for income tax purposes had the A+/Network Merger occurred on January 1, 1995.

     (H) Reflects the elimination of certain executive salaries for Parkway and Satellite executives terminated upon completion of the respective acquisitions in July and August of 1996.

     (I) Reflects incremental depreciation and amortization based upon the preliminary allocation of depreciable and amortizable assets and assumed useful lives of 5 years for subscriber lists, 25 years for FCC licenses and 15 years for goodwill. The $1.9 million assigned to non-compete agreements in conjunction with the A+ Network merger will be amortized over 3 years.

     (J) Represents the estimated incremental interest at a rate of 8.00% that would have been incurred assuming all acquisitions were completed on January 1, 1995.

     Also reflects the estimated incremental savings from the refinancing of $125.0 million of A+ Notes at a rate of 11.875% for $127.47 million ($126.22 million offer consideration and payment for consents to modify indenture and $1.25 million estimated accrued interest, fees and expenses related to refinancing) with debt under the Metrocall Credit Facility at a rate of 8.00% that would have occurred assuming the refinancing was completed on January 1, 1995.

     (K) Represents the tax benefit resulting from the amortization of acquired intangibles for A+ Network and Parkway assuming an effective tax rate of 40%.

     (L) Represents dividend payment on $39.9 million private placement of Series A Convertible Redeemable Preferred Stock bearing dividends at 14% per annum.

     (M) Historical statements for Parkway and Satellite in 1996 are through July 16 and August 30, respectively, which are the dates the acquisitions with the Company were completed. Subsequent to completion of the acquisitions all financial reporting data is included in historic Metrocall data.

     (N) Represents elimination of Metrocall's portion of A+ Network's net loss (40%) as accounted for under the equity method.

     (O) Reflects those assets not acquired and liabilities not assumed of Page America in the asset purchase transaction including cash, certain prepaid expenses and other assets, substantially all debt and related obligations (including accrued but unpaid preferred dividends).

     Reflects the revenues, expenses and results of operations of Page America's Florida and California operations sold in July 1995 and certain corporate expenses including interest and preferred dividends.

     (P) Reflects the acquisition of substantially all the assets of Page America for (A) $25 million in cash ($5 million of which is assumed to be financed as long-term debt), (B) 1,500 shares of Series B Junior Convertible Preferred Stock of Metrocall having a Stated Value of $15 million bearing interest at 14% per year, (C) 830,333 shares of Metrocall Common Stock, (D) shares of Metrocall Common Stock or other equity securities having a value equal to $15 million, subject to adjustment based on changes in Page America's working capital deficit and decreases in service revenue below specified thresholds, and
(E) expected direct acquisition costs of approximately $1.2 million as if the acquisition had occurred on September 30, 1996.

     (Q) The $25 million payment is assumed to be paid from available cash ($20.0 million) and financing available under the Metrocall Credit Facility ($5.0 million).

     (R) As to Page America, reflects proceeds described in Note P above and reflects transaction costs payable ($1.1 million) and the liability for warrants held by holders of the subordinated notes ($1.1 million).

                                 OTHER MATTERS

     Page America is not aware of any matters, other than those referred to herein, which may be presented at the Special Meeting. If, however, any other appropriate business should properly be presented at the Special Meeting, the persons named in the proxies will vote the shares represented thereby, pursuant to their discretionary authority, in accordance with their best judgment.

                                 MISCELLANEOUS

     If the Acquisition is not consummated for any reason, proposals of shareholders intended to be presented at the Annual Meeting of Shareholders of Page America for 1997 must be received by Page America not later than
            , 1997 to be eligible for inclusion in the proxy materials for such meeting.

                                 LEGAL MATTERS

     Wilmer, Cutler and Pickering, Washington, D.C. will render an opinion with respect to the validity of the Metrocall Common Stock, Series B Preferred Stock, Common Stock Equivalents and Common Stock issuable upon conversion of the Common Stock Equivalents to be issued to Page America in connection with the Acquisition and will pass upon certain other legal matters on behalf of Metrocall. Stroock & Stroock & Lavan LLP, New York, New York will pass upon certain legal matters on behalf of Page America. Martin H. Neidell, a member of Stroock & Stroock & Lavan LLP, is Secretary of Page America.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
Report of Independent Auditors.......................................................    F-2
Consolidated Balance Sheets at December 31, 1995 and 1994 and September 30, 1996.....    F-3
Consolidated Statements of Operations for the years ended December 31, 1995, 1994 and
  1993 and for the Nine Months Ended September 30, 1996 and 1995.....................    F-4
Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994 and
  1993 and for the Nine Months Ended September 30, 1996 and 1995.....................    F-5
Consolidated Statement of Shareholders' Equity (Deficit) for the years ended December
  31, 1995, 1994 and 1993 and for the Nine Months Ended September 30, 1996 and
  1995...............................................................................    F-7
Notes to Consolidated Financial Statements...........................................    F-8

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
  Page America Group, Inc.

     We have audited the accompanying consolidated balance sheets of Page America Group, Inc. and subsidiaries as of December 31, 1995 and December 31, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Page America Group, Inc. and subsidiaries at December 31, 1995 and December 31, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that Page America Group, Inc. will continue as a going concern. As shown in the financial statements, the Company has incurred a loss of $13 million for the year ended December 31, 1995. Losses from operations in recent years have significantly weakened the Company's financial position and its ability to purchase paging equipment and meet current operating expenses. Further, as discussed in Note A, the Company is in default of its debt agreements under which it has outstanding borrowings of $48 million, including $33 million of borrowings under a credit facility with certain banks which is secured by substantially all of the assets of the Company. Such debt is classified as a current liability and the Company's current liabilities exceeded its current assets by $52 million at December 31, 1995. Management's plans in regard to these matters are also described in Note A.

     The matters referred to in the preceding paragraph raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of this uncertainty.

                                          ERNST & YOUNG LLP

Hackensack, New Jersey
March 15, 1996

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                ($ IN THOUSANDS)

                                                                  DECEMBER 31,
                                                               -------------------   SEPTEMBER 30,
                                                                 1995       1994         1996
                                                               --------   --------   -------------
                                                                                      (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents..................................  $    751   $  1,128     $     616
  Accounts receivable, net of allowance for doubtful accounts
     of $277, $439 and $257..................................     1,017      1,665         1,008
  Prepaid expenses and other current assets..................       944        503           670
                                                               --------   --------      --------
          Total current assets...............................     2,712      3,296         2,294
EQUIPMENT, less accumulated depreciation and amortization....     6,662     10,924         6,424
OTHER ASSETS
  Certificates of authority, net of accumulated amortization
     of $3,216, $3,044 and $3,669............................    20,968     31,788        20,730
  Customer lists, net of accumulated amortization of $7,992,
     $8,486 and $8,429.......................................     3,776      8,625         3,340
  Other intangibles, net of accumulated amortization of
     $3,676, $2,940 and $3,400...............................     8,945     12,595         8,730
  Deferred financing costs, net..............................        32      1,924            --
  Deposits and other non-current assets......................       908      1,077           488
                                                               --------   --------      --------
                                                                 34,629     56,009        33,288
                                                               --------   --------      --------
                                                               $ 44,003   $ 70,229     $  42,006
                                                               ========   ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
  Current maturities of long-term debt.......................  $ 48,666   $  1,068     $  51,166
  Accounts payable...........................................     1,982      4,819         1,613
  Accrued expenses and other liabilities.....................     1,535      3,433         2,240
  Preferred dividends payable................................     1,432      1,444         2,148
  Customer deposits..........................................       299        544           260
  Deferred revenue...........................................     1,242      1,529         1,580
                                                               --------   --------      --------
          Total current liabilities..........................    55,156     12,837        59,007
LONG-TERM DEBT, less current maturities......................        69     56,953            46
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY (DEFICIT)
  Series One Convertible Preferred Stock, 10% cumulative,
     $.01 par value, authorized 310,000 shares; issued and
     outstanding -- 286,361, 288,881 and 286,361 shares;
     liquidation value -- $105, $100 and $105 per share......    30,068     28,888        30,068
  Common stock -- $.10 par value, authorized -- 100,000,000
     shares; issued and outstanding 8,052,305, 7,101,868 and
     16,037,095 shares.......................................       805        710         1,604
Paid-in capital..............................................    52,850     49,830        53,501
Accumulated deficit..........................................   (94,945)   (78,989)     (102,220)
                                                               --------   --------      --------
                                                                (11,222)       439       (17,047)
                                                               --------   --------      --------
                                                               $ 44,003   $ 70,229     $  42,006
                                                               ========   ========      ========

        The accompanying notes are an integral part of these statements.

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    ($ IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                NINE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                      ------------------------------------   ------------------------
                                         1995         1994         1993         1996          1995
                                      ----------   ----------   ----------   -----------   ----------
                                                                                   (UNAUDITED)
Service revenues....................  $   26,415   $   32,693   $   26,609   $    15,644   $   21,085
Sales revenues......................       2,692        4,565        3,648         1,498        2,139
                                      ----------   ----------   ----------   -----------   ----------
          Total revenues............      29,107       37,258       30,257        17,142       23,224
Operating expenses:
  Cost of service...................       2,640        2,943        1,841         1,605        2,113
  Cost of sales.....................       1,723        2,766        2,412         1,062        1,313
  Selling...........................       6,066        6,842        4,879         3,075        4,682
  General and administrative........       8,923       10,653        8,688         4,933        7,216
  Technical.........................       4,262        4,685        3,343         2,459        3,411
  Depreciation......................       5,235        6,370        6,868         2,882        3,792
  Amortization and write-off of
     intangibles....................       3,350        4,447        2,925         1,106        2,473
                                      ----------   ----------   ----------   -----------   ----------
                                          32,199       38,706       30,956        17,122       25,000
                                      ----------   ----------   ----------   -----------   ----------
  Operating profit (loss)...........      (3,092)      (1,448)        (699)           20       (1,776)
Interest expense....................      (6,263)      (5,102)      (4,032)       (4,712)      (4,796)
Other income (expenses):
  Gain (loss) on disposal of
     assets.........................        (657)         371          (53)           84         (918)
  Amortization and write-off of
     deferred costs.................      (2,688)        (437)      (1,078)          (61)      (2,594)
  Other.............................        (393)        (412)        (683)         (458)        (228)
                                      ----------   ----------   ----------   -----------   ----------
                                          (3,738)        (478)      (1,814)         (435)      (3,740)
                                      ----------   ----------   ----------   -----------   ----------
Net loss............................     (13,093)      (7,028)      (6,545)       (5,127)     (10,312)
Preferred stock dividend
  requirements......................      (2,863)      (3,023)      (3,268)       (2,148)      (2,148)
                                      ----------   ----------   ----------   -----------   ----------
Net loss applicable to common
  stock.............................  $  (15,956)  $  (10,051)  $   (9,813)  $    (7,275)  $  (12,460)
                                      ==========   ==========   ==========   ===========   ==========
Loss per common share...............  $    (2.01)  $    (1.55)  $    (2.55)  $      (.64)  $    (1.58)
                                      ==========   ==========   ==========   ===========   ==========
Weighted average number of shares
  outstanding.......................   7,936,410    6,463,889    3,847,185    11,309,424    7,897,354
                                      ==========   ==========   ==========   ===========   ==========

        The accompanying notes are an integral part of these statements.

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                ($ IN THOUSANDS)
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                               NINE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                      ----------------------------------     ---------------------
                                        1995         1994         1993         1996         1995
                                      --------     --------     --------     --------     --------
                                                                             (UNAUDITED)
Cash flows from operating
  activities:
  Cash received from customers......  $ 28,949     $ 36,958     $ 29,610     $ 17,658     $ 23,166
  Cash paid to suppliers and
     employees......................   (22,269)     (23,913)     (17,569)     (12,990)     (18,024)
  Interest paid.....................    (4,556)      (4,389)      (3,972)      (2,008)      (4,487)
  Other.............................       (60)         (54)         (41)         (37)         (52)
                                      ----------   ----------   ----------   ----------   ----------
  Net cash provided by operating
     activities.....................     2,064        8,602        8,028        2,623          603
                                      ----------   ----------   ----------   ----------   ----------
Cash flows from investing
  activities:
  Capital expenditures..............    (5,938)      (8,016)      (6,886)      (2,826)      (4,700)
  Licensing costs...................      (206)      (1,016)        (364)        (216)        (254)
  Acquisitions and related
     liabilities....................        --         (265)     (13,108)          --           --
  Net proceeds from disposal of
     assets.........................    17,473          416           46          619       17,334
                                      ----------   ----------   ----------   ----------   ----------
     Net cash provided by (used in)
       investing activities.........    11,329       (8,881)     (20,312)      (2,423)      12,380
                                      ----------   ----------   ----------   ----------   ----------
Cash flows from financing
  activities:
  Proceeds from issuance of debt....       116           --       59,757        1,334          117
  Net proceeds from issuance of
     Series One Preferred Stock.....        --           --        7,752           --           --
  Common Stock issued to employee
     stock purchase plan............        --           --           26           --           --
  Net proceeds from issuance of
     common stock...................        --           --        3,601           --           --
  Principal payments on debt........   (13,077)        (919)     (51,984)      (1,359)     (12,638)
  Costs related to financing of
     debt...........................      (741)        (177)      (3,802)        (113)        (739)
  Costs related to issuance of
     common stock...................       (68)         (39)          --           --          (55)
  Costs related to issuance of
     Series One Preferred Stock.....        --         (370)          --           --           --
  Cash related to planned Metrocall
     transaction....................        --           --           --         (197)          --
  Costs related to 1992 terminated
     registration statement.........        --           --          (45)          --           --
  Costs related to 1992 note
     repurchase.....................        --           --         (275)          --           --
                                      ----------   ----------   ----------   ----------   ----------
     Net cash (used in) provided by
       financing activities.........   (13,770)      (1,505)      15,030         (335)     (13,315)
                                      ----------   ----------   ----------   ----------   ----------
Net (decrease) increase in cash and
  cash equivalents..................      (377)      (1,784)       2,746         (135)        (332)
Cash and cash equivalents at
  beginning of period...............     1,128        2,912          166          751        1,128
                                      ----------   ----------   ----------   ----------   ----------
Cash and cash equivalents at end of
  period............................  $    751     $  1,128     $  2,912     $    616     $    796
                                      ==========   ==========   ==========   ==========   ==========

        The accompanying notes are an integral part of these statements.

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                                ($ IN THOUSANDS)
    RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES

                                                                               NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                         --------------------------------     --------------------
                                           1995        1994        1993        1996         1995
                                         --------     -------     -------     -------     --------
                                                                              (UNAUDITED)
Net loss...............................  $(13,093)    $(7,028)    $(6,545)    $(5,127)    $(10,312)
Adjustments to reconcile net loss to
  net cash provided by operating
  activities:
  Depreciation and amortization........     9,690      11,254      10,193       4,049        8,859
  Net book value of pagers sold........     1,596       2,731       2,352         960        1,223
  Write-off of deferred financing
     costs.............................     1,584          --         677          --           --
  Provision for losses on accounts
     receivable........................       710       1,703       1,130         640          516
  Provision for lost pagers............       249         342         688         151          200
  Loss (gain) on disposal of assets....       657        (371)         54         (84)         918
  Issuance of promissory notes to
     satisfy interest on subordinated
     debt..............................     1,950          --          --       1,463        1,463
  Other................................       578         204          54         465          331
  Change in assets and liabilities:
     Increase in accounts receivable...      (158)       (300)       (647)       (331)         (59)
     Decrease (increase) in prepaid
       expenses and other..............       279        (245)        174         148         (752)
     (Decrease) increase in accounts
       payable.........................    (1,759)         83        (392)       (285)      (1,620)
     (Decrease) increase in accrued
       expenses........................      (219)        229         290         574         (164)
                                         --------     -------     -------     -------     --------
          Total adjustments............    15,157      15,630      14,573       7,750       10,915
                                         --------     -------     -------     -------     --------
Net cash provided by operating
  activities...........................  $  2,064     $ 8,602     $ 8,028     $ 2,623     $    603
                                         ========     =======     =======     =======     ========
Supplemental schedule of noncash
  investing
  and financing activities:
  Dividends accrued on preferred
     stock.............................  $  1,432     $ 1,444     $ 3,071     $ 2,148     $    716
  Dividends added to the liquidation
     value of Preferred Stock..........     1,432          --          --          --        1,432
  Notes issued in connection with
     acquisitions......................        --          --         250          --           --
  Common stock issued:
     In connection with acquisitions...     1,470          --       5,425          --        1,471
     To employee stock purchase plan...        16         130          32          --           --
     Dividend payment on preferred
       stock...........................     1,445       1,527          --       1,432        1,444
  Common Stock adjustment relating to
     Crico asset acquisition...........        --       1,471          --          --           --
  Capital expenditures in accounts
     payable and accrued expenses......        94       1,367         160         194          618
  Capital expenditures financed........     1,287          --       1,512         637        1,052

        The accompanying notes are an integral part of these statements.

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                                ($ IN THOUSANDS)

                                                                             SERIES ONE             SERIES C            COMMON
                                                                          PREFERRED STOCK        PREFERRED STOCK        STOCK
                                                                         ------------------    -------------------    ----------
                                                                         SHARES     AMOUNT      SHARES     AMOUNT       SHARES
                                                                         -------    -------    --------    -------    ----------
BALANCE AT JANUARY 1, 1993..............................................                        131,742    $ 1,834     3,828,434
Conversion of Preferred Stock...........................................                           (263)        (3)          263
Issuance of Common Stock:
  In connection with acquisition........................................                                               1,240,000
  In connection with Subordinated Notes.................................                                                 915,625
  To employee stock purchase plan and trust.............................                                                  15,000
Issuance of warrants in connection with subordinated debt...............
Preferred Stock exchange................................................ 229,978    $22,998
Repayment of Related Party receivable and cancellation of
  certificates..........................................................  (4,210)      (421)
Sale of Preferred Stock Series One......................................  80,000      8,000
Expenses related to Preferred and Common Stock issuance.................
Dividends declared on Preferred Stock...................................
Net loss................................................................
                                                                         -------    -------    --------     ------     ---------
BALANCE AT DECEMBER 31, 1993............................................ 305,768     30,577     131,479      1,831     5,999,322
Issuance of Common Stock:
  To employee stock purchase plan and trust.............................                                                  33,548
  For dividends on Preferred Stock -- Series One........................                                                 406,220
  Purchase price adjustment related to an acquisition...................                                                 (38,000)
Conversion of Preferred Stock........................................... (16,887)    (1,689)    (18,970)      (264)      394,197
Preferred Stock -- Series C Exchange....................................                       (112,509)    (1,567)      306,581
Expenses related to issuance of Common Stock and Preferred
  Stock -- Series One...................................................
Dividends declared on Preferred Stock...................................
Net loss................................................................
                                                                         -------    -------    --------     ------     ---------
BALANCE AT DECEMBER 31, 1994............................................ 288,881     28,888                            7,101,868
Issuance of Common Stock:
  To employee stock purchase plan and trust.............................                                                  20,912
  For dividends on Preferred Stock -- Series One........................                                                 437,629
  Purchase price adjustment related to an acquisition...................                                                 435,903
Conversion of Preferred Stock...........................................  (2,520)      (252)                              55,993
Dividends added to the liquidation value of Preferred Stock.............              1,432
Expenses related to issuance of Common Stock............................
Dividends declared on Preferred Stock...................................
Net loss................................................................
                                                                         -------    -------    --------     ------     ---------
BALANCE AT DECEMBER 31, 1995............................................ 286,361     30,068           0          0     8,052,305
Issuance of Common Stock (unaudited):
  To employee stock purchase plan and trust.............................                                                  85,200
  For dividends on Preferred Stock -- Series One........................                                               7,899,590
Expense related to issuance of Common Stock (unaudited).................
Dividends declared on Preferred Stock (unaudited).......................
Net loss (unaudited)....................................................
                                                                         -------    -------    --------     ------     ---------
BALANCE AT SEPTEMBER 30, 1996 (UNAUDITED)............................... 286,361    $30,068           0    $     0    16,037,095
                                                                         =======    =======    ========     ======     =========


                                                                                    PAID-IN
                                                                                    CAPITAL    ACCUMULATED
                                                                          AMOUNT    AMOUNT       DEFICIT       TOTAL
                                                                          ------    -------    -----------    --------
BALANCE AT JANUARY 1, 1993.............................................. $  383    $35,746     $ (59,365)    $(21,402)
Conversion of Preferred Stock...........................................      0          3                          0
Issuance of Common Stock:
  In connection with acquisition........................................    124      5,301                      5,425
  In connection with Subordinated Notes.................................     92      3,571                      3,663
  To employee stock purchase plan and trust.............................      1         57                         58
Issuance of warrants in connection with subordinated debt...............               867                        867
Preferred Stock exchange................................................               320                     23,318
Repayment of Related Party receivable and cancellation of
  certificates..........................................................                                         (421)
Sale of Preferred Stock Series One......................................                                        8,000
Expenses related to Preferred and Common Stock issuance.................              (796)                      (796)
Dividends declared on Preferred Stock...................................                          (3,070)      (3,070)
Net loss................................................................                          (6,545)      (6,545)
                                                                         ------    -------     ---------     --------
BALANCE AT DECEMBER 31, 1993............................................    600     45,069       (68,980)       9,097
Issuance of Common Stock:
  To employee stock purchase plan and trust.............................      3        127                        130
  For dividends on Preferred Stock -- Series One........................     40      1,487                      1,527
  Purchase price adjustment related to an acquisition...................     (4)      (163)                      (167)
Conversion of Preferred Stock...........................................     40      1,913                          0
Preferred Stock -- Series C Exchange....................................     31      1,536                          0
Expenses related to issuance of Common Stock and Preferred
  Stock -- Series One...................................................              (139)                      (139)
Dividends declared on Preferred Stock...................................                          (2,981)      (2,981)
Net loss................................................................                          (7,028)      (7,028)
                                                                         ------    -------     ---------     --------
BALANCE AT DECEMBER 31, 1994............................................    710     49,830       (78,989)         439
Issuance of Common Stock:
  To employee stock purchase plan and trust.............................      2         14                         16
  For dividends on Preferred Stock -- Series One........................     44      1,401                      1,445
  Purchase price adjustment related to an acquisition...................     43      1,427                      1,470
Conversion of Preferred Stock...........................................      6        246                          0
Dividends added to the liquidation value of Preferred Stock.............                                        1,432
Expenses related to issuance of Common Stock............................               (68)                       (68)
Dividends declared on Preferred Stock...................................                          (2,863)      (2,863)
Net loss................................................................                         (13,093)     (13,093)
                                                                         ------    -------     ---------     --------
BALANCE AT DECEMBER 31, 1995............................................    805     52,850       (94,945)     (11,222)
Issuance of Common Stock (unaudited):
  To employee stock purchase plan and trust.............................      9         13                         22
  For dividends on Preferred Stock -- Series One........................    790        642                      1,432
Expense related to issuance of Common Stock (unaudited).................                (4)                        (4)
Dividends declared on Preferred Stock (unaudited).......................                          (2,148)      (2,148)
Net loss (unaudited)....................................................                          (5,127)      (5,127)
                                                                         ------    -------     ---------     --------
BALANCE AT SEPTEMBER 30, 1996 (UNAUDITED)............................... $1,604    $53,501     $(102,220)    $(17,047)
                                                                         ======    =======     =========     ========

         The accompanying notes are an integral part of this statement.

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION AS OF SEPTEMBER 30, 1996
                         AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1995 IS UNAUDITED)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS -- The Company is a radio paging company which markets and provides over-the-air messaging information, products and services in the New York and Chicago metropolitan area markets through facilities which it owns and operates as a radio common carrier ("RCC") under licenses from the Federal Communications Commission. The Company's diversified customer base provides for a lack of concentration of credit risk.

     BASIS OF PRESENTATION -- Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

     INTERIM FINANCIAL INFORMATION -- The unaudited consolidated financial statements as of September 30, 1996 and for the nine months ended September 30, 1996 and 1995 include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's consolidated financial position, results of operations and cash flows. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid debt instruments purchased with a maturity of three months or less, at date of acquisition, to be cash equivalents.

     EQUIPMENT -- Equipment is stated at cost less accumulated depreciation and amortization and includes pagers held for sale or lease. Depreciation is computed by the declining balance method for pager equipment and the straight-line method for all other equipment in amounts sufficient to allocate the cost of depreciable assets to operations over their estimated useful lives. Leasehold improvements are amortized over the shorter of the life of the respective lease or service life of the improvement. Cost of sales and service does not include depreciation expense, which is presented separately in the accompanying statements of operations.

     CERTIFICATES OF AUTHORITY -- The costs of certificates of authority related to the conduct of RCC operations are amortized on a straight-line basis principally over periods of 40 years.

     CUSTOMER LISTS -- Customer lists generally consist of a portion of the cost of business acquisitions assigned to the value of customer accounts and are amortized on a straight-line basis over the estimated lives of those customers which range up to fourteen years.

     OTHER INTANGIBLES -- Other intangibles include the excess of the purchase price over the fair market value of the net assets acquired and are amortized on a straight-line basis principally over 40 year periods. The Company routinely evaluates the carrying value of all of its intangibles for impairment.

     INTEREST RATE PROTECTION -- On December 30, 1993, the Company entered into a new senior credit facility with certain banks. On February 15, 1994, the Company entered into an interest rate cap agreement which protects the Company against increases in interest rates on $25 million of this debt. The unamortized cost of this agreement is included in prepaid expenses in the consolidated balance sheet and is being amortized

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                     (INFORMATION AS OF SEPTEMBER 30, 1996
                         AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1995 IS UNAUDITED)

over the three year life of the agreement. The fair value of the instrument, as further described in Note E, was based upon a quote from an independent financial institution.

     LOSS PER SHARE -- Loss per share is computed based upon the weighted average number of common shares outstanding during the periods presented and is computed after giving effect to preferred stock dividend requirements. Stock options, warrants and the assumed conversion of the convertible preferred stock have not been included in the calculation, since their inclusion would be anti-dilutive for each of the periods presented.

     NET LOSSES AND MANAGEMENT'S PLANS -- The accompanying financial statements have been prepared on a going concern basis. The Company, since its inception, has experienced a deficiency in working capital and recurring losses. In 1995, as a result of non-compliance by the Company with certain covenants of its credit facility, the terms were modified to accelerate the final maturity to December 29, 1995, and the subordinated notes were modified to provide for a final maturity of six months thereafter. The credit facility was not repaid at maturity causing the credit facility and the subordinated notes to be in default (see Note E). Such debt is classified as a current liability and the Company's current liabilities exceeded its current assets by $52.4 and $56.7 million at December 31, 1995 and September 30, 1996, respectively. The Company intends to satisfy the amounts due under the credit facility and the subordinated notes in 1997 from cash or other assets generated by the sale of its assets (see Note
(M)). The successful completion of these efforts is essential as the Company has no other immediate plans that will provide sufficient cash flows to satisfy its obligations. There can be no assurance that the Company will have sufficient funds to finance its operations, which continue to show losses.

     All of these matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of this uncertainty.

NOTE B -- SALE OF FLORIDA AND CALIFORNIA OPERATIONS

     On July 28, 1995, the Company sold its California and Florida paging assets for a cash sale price of $19.4 million. One million dollars of the sale price is being held in escrow and is scheduled to be released to the Company over a two year period, as provided for in the agreement. Part of the proceeds was used to reduce the Company's senior debt by $11.8 million and to prepay interest of $1.2 million through December 29, 1995. In connection with this sale, the Company incurred expenses amounting to approximately $1.0 million. This sale included approximately 78,000 pagers, two statewide and several regional frequencies. The assets sold had a net book value of approximately $19.1 million and consisted of the assets which the Company acquired from Crico Communications Corporation ("Crico") on December 30, 1993 and the 900 Mhz channel which is licensed to provide state-wide coverage in California which the Company acquired in 1994 for a purchase price of $500,000. The purchase price paid by the Company for the Crico assets consisted of $12,650,000 in cash paid to Crico's lenders, the issuance of an aggregate of 1,435,903 shares of Common Stock to Crico's lenders and the issuance of 240,000 shares of Common Stock and warrants to purchase 130,000 shares of Common Stock at an exercise price of $5.00 per share to a company related to certain shareholders of Crico. As a result of the sale, the Company incurred a loss of approximately $718,000.

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                     (INFORMATION AS OF SEPTEMBER 30, 1996
                         AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1995 IS UNAUDITED)

NOTE C -- 1993 REFINANCING AND ACQUISITION FINANCING

     On December 30, 1993, contemporaneous with the Crico acquisition, the following occurred:

  Credit Facility

     The Company entered into a new senior secured credit facility, replacing the Company's then existing credit facility. The new agreement provided for an $11.27 million reducing revolving credit and a $45 million term loan facility, each with a final maturity of March 31, 2000. In connection with this transaction, the Company wrote off $677,400 of deferred financing costs related to the retired credit facility. The terms of this credit facility were subsequently modified. See Note E.

  Subordinated Note Financing

     The Company sold $13 million aggregate principal amount of 12 percent Subordinated Notes originally due 2003. Payments on the Subordinated Notes initially were to be interest only with mandatory principal payments of $1.3 million due semi-annually beginning on June 30, 1999. The terms of these notes were subsequently modified. See Note E.

     In connection with the issuance of the notes, the Company also issued warrants to purchase an aggregate of 1,155,556 shares of Common Stock, at a purchase price of $3.50 per share. The warrants expire ten years from issuance. The Company may accelerate the expiration of the warrants at any time after December 31, 1996 if the average closing price of the Common Stock for both the 60 day and the five day periods preceding the notice date was equal to or greater than 150 percent of the warrant exercise price. The holders will be entitled to anti-dilution protection under certain circumstances. If a change of control of the Company occurs at less than a 25 percent premium over the exercise price, the warrant holders will have the right to cause the Company to pay to them the difference between the exercise price and 125 percent of the exercise price; provided, however, the warrants must be exercised.

  Preferred and Common Stock Issuance

     The Company sold $8 million of a new series of Series One Convertible Preferred Stock (See Note G). As part of this transaction, the Company also sold 500,000 shares of Common Stock at a price of $4.00 per share. The Series One Convertible Preferred Stock has a 10 percent dividend, payable semi-annually in arrears and is convertible into Common Stock at $4.50 per share, subject to certain anti-dilution provisions. Payment of dividends may be made in cash or in Common Stock of the Company registered under the Securities Act of 1933. Any dividend payments not made when permitted under the Credit Facility and the Subordinated Note Financing will result in, among other things, an increase in the dividend rate to 15 percent per annum and entitle holders of the majority of the Series One Convertible Preferred Stock to elect an additional representative to the Board of Directors of the Company. Holders of the Series One Convertible Preferred Stock were originally entitled to a preference in liquidation of $100 per share plus any accrued but unpaid dividends. In 1995 the holders of the Series One Convertible Preferred Stock waived their rights to receive the dividend payment of $1,432,000 due on June 30, 1995. In exchange, this amount was added to the liquidation value of the shares thereby increasing the liquidation value to $105 per share. On June 12, 1996, accrued dividends of $1,432,000 at December 31, 1995 were paid by the issuance of 7,899,590 shares of the Company's Common Stock. The Company may redeem the Series One Convertible Preferred Stock if the average closing price of the Common Stock for both the preceding 60 day and five day periods has equalled or exceeded 150 percent of the conversion price. After December 31, 2000, the Series One Convertible Preferred Stock may be redeemed at par, plus accrued dividends. If the Company calls the Series One Convertible Preferred Stock for

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                     (INFORMATION AS OF SEPTEMBER 30, 1996
                         AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1995 IS UNAUDITED)

redemption, the holders may convert to shares of Common Stock. Upon any redemption, accrued dividends must be paid by the Company in cash. Upon conversion of the Series One Convertible Preferred Stock, the Company will have the option to pay accrued dividends by issuing additional shares of its Common Stock. Holders of the Series One Convertible Preferred Stock will be entitled to vote as if their shares of Series One Convertible Preferred Stock were converted into shares of Common Stock. Holders of a majority of the Series One Convertible Preferred Stock, as a class, will be entitled to elect two representatives to the Board of Directors. If a change in control in the Company occurs, the holders of Series One Convertible Preferred Stock will have the right to cause the Company to repurchase such stock at the liquidation value, plus accrued dividends. The Company has registered for resale under the Securities Act of 1933 the Series One Convertible Preferred Stock, Common Stock issued in payment of dividends and the Common Stock issuable upon conversion of the Series One Convertible Preferred Stock. The Company also registered the warrants issued on December 30, 1993 and shares of Common Stock issuable upon exercise thereof.

  Preferred Stock Exchange

     The Company also issued $23 million of Series One Preferred Stock in exchange for (i) all outstanding shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock (which were reflected outside of shareholders' equity due to redemption provisions); (ii) warrants to purchase 1,276,289 shares of Common Stock having an exercise price of $6.761 per share and (iii) $8,065,960 of dividends accrued through December 31, 1993 on the exchanged preferred stock. As the result of the exchange, all the outstanding Series A, Series A-2 and Series B Preferred Stock were canceled and provisions relating to change in control and rights to terminate were terminated. The terms of the exchange were negotiated between independent members of the Board of Directors of the Company and the holders of the preferred stock.

NOTE D -- BALANCE SHEET CLASSIFICATIONS ($ IN THOUSANDS)

     Prepaid expenses and other current assets comprise the following:

                                                       DECEMBER 31,
                                                   ---------------------     SEPTEMBER 30,
                                                     1995         1994           1996
                                                   --------     --------     -------------
                                                                              (UNAUDITED)
        Current portion of escrow amount from the
          sale of Florida and California
          assets.................................  $    502                     $    502
        Receivable from a reseller...............               $    152
        Other current assets.....................       442          351             168
                                                   --------     --------        --------
                                                   $    944     $    503        $    670
                                                   ========     ========        ========

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                     (INFORMATION AS OF SEPTEMBER 30, 1996
                         AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1995 IS UNAUDITED)

     Equipment consists of the following:

                                                       DECEMBER 31,
                                                   ---------------------     SEPTEMBER 30,
                                                     1995         1994           1996
                                                   --------     --------     -------------
                                                                              (UNAUDITED)
        Pagers.................................    $  8,164     $ 12,542       $     7,846
        Radio common carrier equipment.........      12,914       14,683            13,197
        Office equipment.......................       3,946        4,002             3,951
        Leasehold improvements.................         614          544               614
        Building and land......................          64          100                64
                                                   --------     --------        ----------
                                                     25,702       31,871            25,672
        Less accumulated depreciation and
          amortization.........................     (19,040)     (20,947)          (19,248)
                                                   --------     --------        ----------
                                                   $  6,662     $ 10,924       $     6,424
                                                   ========     ========        ==========

     Accrued expenses and other liabilities comprise the following:

                                                       DECEMBER 31,
                                                   ---------------------     SEPTEMBER 30,
                                                     1995         1994           1996
                                                   --------     --------     -------------
                                                                              (UNAUDITED)
        Interest...............................    $    101     $    837       $       626
        Taxes..................................         818          651               826
        Salaries and bonuses...................         366          267                62
        Professional services..................          95           14                76
        Bank reinstatement fee.................          --           --               350
        Crico acquisition contingent payment...                    1,471                --
        Other..................................         155          193               300
                                                   --------     --------        ----------
                                                   $  1,535     $  3,433       $     2,240
                                                   ========     ========        ==========

NOTE E -- LONG-TERM DEBT

     Long-term debt is as follows:

                                               DECEMBER 31,     DECEMBER 31,     SEPTEMBER 30,
                                                   1995             1994             1996
                                               ------------     ------------     -------------
                                                     ($ IN THOUSANDS)             (UNAUDITED)
        Bank credit facility.................    $ 33,200         $ 45,000          $33,948
        Subordinated notes (including
          deferred interest).................      14,667           12,245           16,413
        Other................................         868              776              851
                                                  -------          -------         --------
                                                   48,735           58,021           51,212
        Less current maturities..............      48,666            1,068           51,166
                                                  -------          -------         --------
                                                 $     69         $ 56,953          $    46
                                                  =======          =======         ========

     On December 30, 1993, the Company entered into a senior secured credit facility with certain banks. The bank credit facility ("Credit Facility"), replacing the Company's then existing credit facility, provided for an $11.27 million reducing revolving credit line and a $45 million term loan facility, each with an original final

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                     (INFORMATION AS OF SEPTEMBER 30, 1996
                         AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1995 IS UNAUDITED)

maturity of March 31, 2000. The interest rate is based either on prime or LIBOR, at the option of the Company, with further adjustment depending on the Company's ratio of total debt to operating cash flow, as defined. Due to the existence of a default at December 31, 1995, the interest rate was based on prime plus the aforementioned adjustment. At December 31, 1995, the interest rate was prime of
8.5 percent plus 1.75 percent. At closing, the Company paid a fee to the Banks in the amount of $951,550. The Company was also required to pay the Banks a commitment fee of 0.5 percent on the unused balance of the revolving credit facility and annual fees of $55,000. The Company canceled its revolving credit facility effective November 29, 1994. Payments on the Credit Facility initially were to be interest only with mandatory principal payments due quarterly beginning on September 30, 1995.

     On July 28, 1995, concurrent with the sale of the Company's Florida and California paging assets, the Credit Facility was amended. Among other things, the amendment provided for an acceleration of the final maturity to December 29, 1995 and modified the financial covenants so that the Company would no longer be in default as of the amendment date. The Company used the net proceeds from the sale of its Florida and California operations to reduce the debt by $11.8 million and prepay interest at the LIBOR rate from August 1, 1995 through December 29, 1995. In its third fiscal quarter, the Company recorded a charge of approximately $1.8 million related to the amended agreement which includes the write-down of deferred financing costs of approximately $1.1 million. The Credit Facility has not been repaid and the lenders have declared the Company in default. The Credit Facility is secured by substantially all the assets of the Company.

     On December 30, 1993, the Company sold $13 million aggregate principal amount of 12 percent Subordinated Notes originally due 2003, with warrants, pursuant to a Note Purchase Agreement. Payments on the Subordinated Notes initially were to be interest only with mandatory principal payments of $1.3 million due semi-annually beginning on June 30, 1999. All payments on the notes are subordinated to the prior payment in full of all amounts outstanding under the Credit Facility. The notes are governed by certain financial covenants. In July, 1994, the Company exchanged the notes for identical notes which were registered under the Securities Act of 1993.

     On July 28, 1995, the subordinated notes were modified to provide for a final maturity of six months subsequent to the final maturity of the Credit Facility and to defer the cash payment of interest until maturity. As a result of the default under the Credit Facility, the Company is in default of the subordinated notes. Commencing January 1, 1995, interest is increased from 12 to 15 percent per annum, compounded semi-annually and is satisfied by the issuance of additional promissory notes with terms substantially identical to the subordinated notes, as amended. In 1995 the Company recorded a charge of approximately $500,000 related to the modified agreement, which includes the write-down of deferred financing costs of approximately $479,000. If a change in control of the Company occurs, the note holders will have the right to require the Company to repurchase the notes at par plus accrued interest.

     On February 15, 1994, in accordance with the terms of the Credit Facility, the Company entered into an interest rate cap agreement for which the Company paid $65,000. This agreement protects the amount of $25 million against LIBOR rates in excess of 7.5 percent and expires in February of 1997. There was no impact on the weighted average borrowing rate or the reported interest expense during 1994 and 1995 as the LIBOR rate did not exceed 7.5 percent. The estimated fair value of this instrument at December 31, 1995 was $0. The net carrying value of this instrument at December 31, 1995 was $24,000.

NOTE F -- CUMULATIVE SERIES C PREFERRED STOCK EXCHANGE

     On March 7, 1994, the Company offered the holders of its Cumulative Series C Preferred Stock to exchange each share of such stock, and undeclared dividends thereon, for 2.725 shares of common stock. The

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                     (INFORMATION AS OF SEPTEMBER 30, 1996
                         AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1995 IS UNAUDITED)

holders of 112,509 shares of Series C elected to accept this offer. Accordingly, 306,581 shares of Common Stock of the Company were issued in exchange for those shares of Series C and the holders' right to $970,400 of associated undeclared dividends. In accordance with the original terms, on September 12, 1994, the remaining shares outstanding were mandatorily converted to shares of Common Stock of the Company and accrued dividends of $17,500 were paid.

NOTE G -- SHAREHOLDERS' EQUITY

     SERIES ONE CONVERTIBLE PREFERRED STOCK -- Series One Convertible Preferred Stock has a 10 percent dividend, payable semi-annually in arrears and is convertible into Common Stock at an initial price of $4.50 per share, subject to certain anti-dilution provisions. Payment of dividends may be made in cash or in Common Stock of the Company. On August 11, 1994 and March 8, 1995, the Company issued 406,220 shares and 437,629 shares of its Common Stock, respectively, to the holders of Series One Convertible Preferred Stock, as full payment of dividends for the year ended December 31, 1994. On June 30, 1995, the Preferred shareholders waived their rights to receive the dividend payment of $1,432,000 due on the same date. In exchange, this amount was added to the liquidation value of the shares. As of December 31, 1995, accrued dividends aggregated $1,432,000.

     COMMON STOCK RESERVED FOR ISSUANCE -- As of December 31, 1995, unissued Common Stock of the Company was reserved for issuance in accordance with the terms of outstanding warrants (1,511,238), stock options (251,700), convertible preferred stock (6,363,578) and preferred stock dividends (7,900,000). As of September 30, 1996, unissued Common Stock of the Company was reserved for issuance in accordance with the terms of outstanding warrants (1,511,238), stock options (240,000) and convertible preferred stock (6,363,578).

     STOCK OPTIONS -- The Company's 1983 Stock Option Plan, as amended, provides for the granting of options to purchase an aggregate of 235,000 shares of the Company's Common Stock to key employees. The option prices cannot be less than the fair market value of Common Stock at dates of grant. Options may not be exercised until specified time restrictions have lapsed and option periods cannot exceed five years. In August, 1995, 100,000 options held by the former President of the Company were canceled. No more options may be granted under this plan.

     The Company's 1990 Stock Option Plan provides for the grant by the Company of options to purchase not more than 555,000 shares of Common Stock to key employees and directors. The exercise price per share is the fair market value of a share of Common Stock for options granted after December 29, 1992, and the greater of (i) the fair market value of a share of Common Stock or (ii) $7.00, for options granted on or before December 29, 1992. Options to be granted under the 1990 Stock Option Plan may not be exercised prior to one year from the date of grant and options may be exercised 20 percent per year thereafter. Exercise of such options will be accelerated if the Company is sold, a change in control occurs or as the Compensation Committee of the Board of Directors deems appropriate. In August, 1995, 252,508 options held by the former President of the Company were canceled. In October, 1995, 150,000 and 75,000 options were granted to the President and the Chief Financial Officer of the Company, respectively. These options have an exercise price of $.75 per share and will expire in October, 2002.

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                     (INFORMATION AS OF SEPTEMBER 30, 1996
                         AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1995 IS UNAUDITED)

     The following summarizes the changes in stock options:

                                                                NUMBER OF     OPTION PRICE
                                                                 SHARES        PER SHARE
                                                                ---------     ------------
    Outstanding at December 31, 1992 (183,597 exercisable)....   576,967        4.40-7.38
      Granted.................................................   252,508             4.63
      Canceled................................................  (413,774)       4.40-7.38
      Expired.................................................    (9,243)            4.40
                                                                --------
    Outstanding at December 31, 1993 (198,575 exercisable)....   406,458        4.63-7.38
      Canceled................................................   (11,750)       7.00-7.38
                                                                --------
    Outstanding at December 31, 1994 (278,566 exercisable)....   394,708        4.63-7.38
      Granted.................................................   225,000              .75
      Canceled................................................  (368,008)       4.63-7.38
                                                                --------
    Outstanding at December 31, 1995 (22,450 exercisable).....   251,700         .75-7.38
      Cancelled...............................................   (11,700)            7.00
    Outstanding at September 30, 1996 (12,750 exercisable)....   240,000         .75-7.38
                                                                ========

     The stock options outstanding at December 31, 1995 and September 30, 1996 expire at various dates through October, 2002. As of September 30, 1996, December 31, 1995 and December 31, 1994, 320,000, 308,300 and 266,292 options were available for grant, respectively.

NOTE H -- INCOME TAXES

     The Tax Reform Act of 1986 enacted a complex set of rules limiting the utilization of net operating loss and tax credit carryforwards to offset future taxable income following a corporate "ownership change". In general, an ownership change occurs if the percentage of stock of a loss corporation owned (actually, constructively and, in some cases, deemed ownership) by one or more "5 percent shareholders" has increased by more than 50 percentage points over the lowest percentage of such stock owned by those persons during a three year testing period. If an ownership change occurs it would limit the utilization of the net operating loss carryforwards for federal income tax purposes. The Company has determined that there has been an ownership change as of December 31, 1993. As of December 31, 1995, the Company had net operating losses of approximately $71.5 million for federal income tax purposes which will expire at various dates between 1998 and 2010. $52.6 million of the total net operating losses of $71.5 million are subject to the aforementioned limitations. In addition, the Company has investment tax credit carryforwards of approximately $670,000 which expire principally in 1997 through 2000, which are also subject to limitation.

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                     (INFORMATION AS OF SEPTEMBER 30, 1996
                         AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1995 IS UNAUDITED)

     The effects of temporary differences that gave rise to deferred tax assets and liabilities are as follows:

                                                        DECEMBER 31, 1995         DECEMBER 31, 1994
                                                      ---------------------     ---------------------
                                                      CURRENT     LONG-TERM     CURRENT     LONG-TERM
                                                      -------     ---------     -------     ---------
                                                                      (IN THOUSANDS)
Deferred tax assets:
  FCC License amortization..........................              $    110
  Depreciation......................................                                        $    590
  Allowance for bad debts...........................   $  13                     $  68
  Commission expense................................                 1,425                     1,502
Investment tax credit carryforwards.................                   670                       670
Net operating loss carryforwards....................                27,362                    22,278
Other...............................................                   256                       392
                                                        ----      --------         ---       -------
          Total deferred tax assets.................      13        29,823          68        25,432
  Less: Valuation allowance.........................     (13)      (29,699)        (68)      (25,329)
                                                        ----      --------         ---       -------
  Net deferred tax assets...........................                   124                       103
Deferred tax liabilities:
  Depreciation......................................                   124
  FCC license amortization..........................                                              88
  Other.............................................                                              15
                                                        ----      --------         ---       -------
          Total deferred tax liabilities............                   124                       103
                                                        ----      --------         ---       -------
Net deferred tax asset/liability....................   $   0      $      0       $   0      $      0
                                                        ====      ========         ===       =======

     The Company's valuation allowance increased by approximately $4,315 to $29,712 as of December 31, 1995 due principally to the increase in the net operating losses.

     The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense is:

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1995        1994        1993
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Tax (benefit) at U.S. statutory rates.................  $(4,429)    $(2,390)    $(2,225)
    State income taxes, net of federal benefit............     (487)       (195)       (134)
    Valuation allowance...................................    4,315       3,014       2,121
    Other.................................................      601        (429)        238
                                                            -------     -------     -------
                                                            $     0     $     0     $     0
                                                            =======     =======     =======

NOTE I -- CONTINGENCIES

     The Company is involved in various lawsuits and proceedings arising in the normal course of business. In the opinion of management of the Company, the ultimate outcome of these lawsuits and proceedings will not have a material effect on the financial position, results of operations or cash flows of the Company.

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                     (INFORMATION AS OF SEPTEMBER 30, 1996
                         AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1995 IS UNAUDITED)

NOTE J -- RELATED PARTY TRANSACTIONS

     A company (the "Related Company") whose president is a Director of the Company acted as a placement agent in connection with the sale by the Company of shares of Series One Convertible Preferred Stock and subordinated notes and the entering into of the bank credit facility. As a result, the Related Company received a fee of $532,500 plus reimbursement of its out-of-pocket expenses which was paid in December, 1993.

     The Related Company has been engaged to provide investment banking functions for which it receives an annual fee of $105,000, subject to cost of living adjustments. This agreement will terminate if the Related Company ceases to control a majority of the Series One Convertible Preferred Stock (or Common Stock issued upon conversion thereof) or owns less than 20% of the Company's fully diluted shares of Common Stock. At December 31, 1995, investment banking fees accrued but unpaid were $151,000.

     In 1993 the Related Company repaid $421,000 of indebtedness owed to the Company by surrendering for cancellation 4,210 shares of Series One Convertible Preferred Stock which had a value of $100 per share.

NOTE K -- RENTALS

     Rental expense for the fiscal years 1995, 1994 and 1993, and the nine months ended September 30, 1996 and 1995 was approximately $3,062,000, $3,236,000, $2,353,000, $1,794,000 and $2,435,000 respectively.

     Future minimum annual payments under non-cancelable operating leases for office space and transmitter sites, as of December 31, 1995, are as follows:

                                                                             AMOUNT
                                                                         --------------
                                                                         (IN THOUSANDS)
        1996...........................................................      $1,145
        1997...........................................................         823
        1998...........................................................         664
        1999...........................................................         546
        2000...........................................................         432
        Thereafter.....................................................       1,576
                                                                             ------
                                                                             $5,186
                                                                             ======

     Certain leases are subject to increases in taxes, operating and other expenses.

NOTE L -- EMPLOYEE BENEFIT PLAN

     The Company has a 401(K) plan covering substantially all of its employees. All employees who have completed ninety days of service are eligible to participate. Employees may contribute 1% to 4% of compensation to the plan on an after-tax basis and also defer additional amounts of compensation in 1% increments on a pre-tax basis, subject to limits established by the Internal Revenue Code. The Company matches 100% of after-tax and 25% of pre-tax contributions with shares of its common stock. The total cost of the plan amounted to $69,400, $124,800, $140,700, $34,800 and $50,100 in 1995, 1994 and
1993, and for the nine months ended September 30, 1996 and 1995 respectively.

                   PAGE AMERICA GROUP, INC. AND SUBSIDIARIES

                     (INFORMATION AS OF SEPTEMBER 30, 1996
                         AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1995 IS UNAUDITED)

NOTE M -- PLANNED SALE OF ASSETS AND AMENDMENTS TO CREDIT FACILITY (UNAUDITED)

     On April 23, 1996, the Company entered into a definitive agreement to sell substantially all of its net operating assets to Metrocall Inc. On January 30, 1997, this agreement was amended. The amended agreement provides for a purchase price of (A) $25 million in cash, (B) 1,500 shares of Series B Preferred Stock of Metrocall having a stated value of $15 million, (C) 830,000 shares of Metrocall Common Stock, and (D) shares of Metrocall Common Stock or other equity securities having a Share Value equal to $15 million, subject to adjustment based on changes in the Company's Working Capital Deficit and decreases in service revenue below specified thresholds. Metrocall has the option to substitute cash at closing for all or a portion of the stock consideration. Excluded from the sale are cash, assets related to the employee benefit plans and to the Florida and California operations which had been previously sold, liabilities under the senior credit facility, subordinated debt agreement and NEC America leasing contract and obligations with respect to federal, state and local taxes. This sale is subject to the approval of the Company's shareholders.

     Following completion of the transaction, which is expected to occur in 1997, the Company plans to liquidate. The cash consideration received from Metrocall will not be sufficient to satisfy the Company's liabilities. Page America must seek the agreement of its bank lenders, holders of subordinated notes and other creditors in order to discharge its liabilities. In addition, the Acquisition will require the consent of the Company's bank lenders and the release of their liens on the Company's assets. The value of the assets of the Company to be available for distribution to its shareholders upon liquidation and dissolution cannot be ascertained at this time and will depend, among other things, on agreements reached with the Company's creditors and holders of Series One Preferred Stock and on the market value of the shares of Metrocall Common Stock, Common Stock Equivalents and Series B Preferred Stock received by the Company pursuant to the acquisition agreement.

     On April 26, 1996, the Credit Facility was modified to provide for a revolving credit loan of $750,000, a waiver of all existing defaults on certain financial and other covenants, the omission of financial covenants effective April 30, 1996 and an extension of the maturity date to the earlier of November 30, 1996 or the completion of the sale of the Company's assets to Metrocall. The Company is currently in default in the payment of all amounts due under the Credit Facility and in payment of its Subordinated Notes.

NOTE N -- OTHER SUBSEQUENT EVENTS (UNAUDITED)

  Stock Exchange Listing

     Due to the Company's inability to comply with all the financial guidelines of the American Stock Exchange ("AMEX") for continued listing, the Company's common stock was removed from the AMEX listing in April, 1996. The AMEX has advised Page America that in view of the planned sale of its assets, trading in the Company's common stock will not resume on the AMEX.

  Preferred Stock Dividends

     On June 12, 1996, the Company issued 7,899,590 shares of its Common Stock as full payment of the dividends accrued as of December 31, 1995. See Note C.

                                                                      APPENDIX A
                              AMENDED AND RESTATED

                            ASSET PURCHASE AGREEMENT

                                  BY AND AMONG

                           PAGE AMERICA GROUP, INC.,

                         PAGE AMERICA OF NEW YORK, INC.

                         PAGE AMERICA OF ILLINOIS, INC.

                  PAGE AMERICA COMMUNICATIONS OF INDIANA, INC.

                       PAGE AMERICA OF PENNSYLVANIA, INC.

                                      AND

                                METROCALL, INC.

                          DATED AS OF JANUARY 30, 1997

                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                      ----
SCHEDULES...........................................................................   A-4
EXHIBITS............................................................................   A-4
ARTICLE 1
  DEFINITIONS.......................................................................   A-5
ARTICLE 2
  PURCHASE AND SALE OF ASSETS.......................................................   A-7
   2.1   Conveyance of Assets.......................................................   A-7
   2.2   Excluded Assets............................................................   A-8
   2.3   Liabilities................................................................   A-8
   2.4   Excluded Liabilities.......................................................   A-8
   2.5   Parent and Stockholder Action..............................................   A-9
   2.6   Proxy Statement and Registration Statement.................................   A-9
ARTICLE 3
  CLOSING...........................................................................  A-10
   3.1   Determination of Closing Date..............................................  A-10
   3.2   Time and Place of Closing..................................................  A-11
   3.3   Closing Documents..........................................................  A-11
ARTICLE 4
  PURCHASE PRICE, METHOD OF PAYMENT, ALLOCATION OF PURCHASE PRICE...................  A-11
   4.1   Purchase Price for Assets..................................................  A-11
   4.2   Post-Closing Allocation of the Purchase Price..............................  A-12
   4.3   Adjustments to the Purchase Price..........................................  A-13
   4.4   Payment of Post-Closing Purchase Price Adjustments.........................  A-14
   4.5   Escrow Agreement...........................................................  A-14
ARTICLE 5
  REPRESENTATIONS AND WARRANTIES....................................................  A-14
   5.1   Representations and Warranties of the Sellers..............................  A-14
   5.2   Representations and Warranties of the Buyer................................  A-19
ARTICLE 6
  CONDUCT PRIOR TO CLOSING..........................................................  A-21
   6.1   Filing of Assignment Applications..........................................  A-21
   6.2   Antitrust Laws and the Sellers.............................................  A-21
   6.3   Antitrust Laws and the Buyer...............................................  A-21
   6.4   Access to Information Concerning Sellers' Business.........................  A-22
   6.5   Confidentiality............................................................  A-22
   6.6   Control of the Sellers' Business...........................................  A-22
   6.7   The Sellers' Pre-Closing Covenants.........................................  A-23
   6.8   The Buyer's Pre-Closing Covenants..........................................  A-24
   6.9   No Solicitation of Offers..................................................  A-24
   6.10  Risk of Loss...............................................................  A-24
ARTICLE 7
  COVENANTS RELATING TO EMPLOYMENT AND EMPLOYEE MATTERS.............................  A-25
   7.1   Offer of Employment........................................................  A-25
   7.2   Wage and Withholding Reporting Obligations.................................  A-25
ARTICLE 8
  CONDITIONS PRECEDENT..............................................................  A-25
   8.1   Conditions Precedent to Obligations of Parties.............................  A-25

                                                                                      PAGE
                                                                                      ----
   8.2   Conditions Precedent to Obligations of the Buyer...........................  A-26
   8.3   Conditions Precedent to the Obligations of the Sellers.....................  A-27
   8.4   Waiver of Conditions.......................................................  A-27
ARTICLE 9
  TERMINATION AND DEFAULT...........................................................  A-28
   9.1   General....................................................................  A-28
   9.2   Procedure Upon Termination.................................................  A-29
   9.3   Effect of Termination......................................................  A-29
ARTICLE 10
  POST-CLOSING TRANSACTIONS.........................................................  A-29
  10.1   Transition.................................................................  A-29
  10.2   Access To Books and Records................................................  A-29
  10.3   Assignment and Further Assurances..........................................  A-29
  10.4   Confidentiality of Customer Lists..........................................  A-29
ARTICLE 11
  INDEMNIFICATION AND SURVIVAL......................................................  A-30
  11.1   Indemnification by the Sellers.............................................  A-30
  11.2   Indemnification by the Buyer...............................................  A-30
  11.3   Claims for Indemnification.................................................  A-31
  11.4   Defense by Indemnifying Party..............................................  A-31
  11.5   Manner of Indemnification..................................................  A-31
  11.6   Survival of Representations and Warranties.................................  A-32
ARTICLE 12
  MISCELLANEOUS.....................................................................  A-32
  12.1   Brokers....................................................................  A-32
  12.2   Notices....................................................................  A-32
  12.3   Expenses of Transfer.......................................................  A-33
  12.4   Assignment.................................................................  A-33
  12.5   Counterparts...............................................................  A-33
  12.6   Entire Agreement...........................................................  A-33
  12.7   Governing Law..............................................................  A-33
  12.8   Headings...................................................................  A-34
  12.9   Severability...............................................................  A-34
  12.10  Modification and Amendment.................................................  A-34
  12.11  Waiver.....................................................................  A-34
  12.12  Parties Obligated and Benefited............................................  A-34
  12.13  Attorneys' Fees............................................................  A-34
  12.14  Rights to Specific Performance.............................................  A-34
  12.15  Actions....................................................................  A-34
  12.16  Terms......................................................................  A-34
  12.17  Construction...............................................................  A-35
  12.18  Buyer Stockholder Approval of Certain Matters..............................  A-35
  12.19  Transfers of Series B Preferred Shares.....................................  A-35

                 AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

     THIS AMENDED AND RESTATED ASSET PURCHASE AGREEMENT (this "Agreement"), dated as of January 30, 1997, by and among PAGE AMERICA GROUP, INC., a New York corporation, PAGE AMERICA OF NEW YORK, INC., a New York corporation, PAGE AMERICA OF ILLINOIS, INC., an Illinois corporation, PAGE AMERICA COMMUNICATIONS OF INDIANA, INC., an Indiana corporation, PAGE AMERICA OF PENNSYLVANIA, INC., a Pennsylvania corporation (collectively the "Sellers" and individually a "Seller"), and METROCALL, INC., a Delaware corporation (the "Buyer").

                                  WITNESSETH:

     Page America Group, Inc. (the "Parent") owns all of the issued and outstanding shares of stock of each of the other Sellers. Sellers are engaged in the radio paging business. Buyer wishes to purchase, and Sellers wish to sell, substantially all of Sellers' assets and properties as hereinafter described relating to the Sellers' Business.

     The Buyer and the Sellers entered into a certain Asset Purchase agreement dated as of April 22, 1996 (the "Initial Agreement"). Buyer and Sellers have agreed to amend the Initial Agreement in certain respects including, inter alia, the Seller's agreement to reduce the cash portion of the purchase price and in lieu thereof to acquire equity securities of the Buyer as part of the consideration for the Seller's assets. Buyers and Sellers desire to amend and restate their agreement as set forth herein.

     In order to satisfy a condition to the Buyer entering into this Agreement and incurring the obligations set forth herein, certain stockholders of Parent have entered into a Stockholders' Agreement (the "Stockholders' Agreement") with the Buyer and the Parent pursuant to which such stockholders have agreed to vote their shares of Parent stock (the "Shares") and grant the Buyer irrevocable proxies with respect to the voting of the Shares in favor of the transactions contemplated by this Agreement, and to grant the Buyer an option to purchase the Shares.

     In consideration of the foregoing and of the covenants, agreements, representations and warranties hereinafter contained, and intending to be legally bound, the Sellers and the Buyer hereby agree as follows:

                                   ARTICLE 1

                                  DEFINITIONS

     As used herein, the following terms shall have the following meanings:

     1.1 Accounting Terms. Accounting terms used herein and not otherwise defined shall be construed in accordance with generally accepted accounting principles ("GAAP"), consistently applied.

     1.2 Affiliate means, as to a Seller, any entity that is controlled by, under common control with, or controlling the Seller.

     1.3 Acquisition Proposal has the meaning given that term in Section 6.9 hereof.

     1.4  Assets means the Assets as such term is defined in Article 2 hereof.

     1.5 Assignment Applications means the applications to be jointly prepared by the Sellers and the Buyer and filed with the FCC and/or any PUC requesting its written consent to the assignment or transfer of control of the Licenses from the Sellers to the Buyer.

     1.6 Closing means the consummation of the sale and purchase of the Assets in accordance herewith by the assignment and conveyance thereof by the Sellers to the Buyer, and the payment by the Buyer to the Sellers of the portion of the Purchase Price to be paid at the Closing.

     1.7 Closing Date means the date and time on which the Closing occurs, as provided by Section 3.1.

     1.8 Confidential Information means all data and information which the Sellers and their agents and representatives make available to the Buyer, its agents, or representatives in accordance with this Agreement prior to Closing and which: (a) is not information which is a matter of public knowledge or which has heretofore been or is hereafter made available, without any requirement of confidentiality, with the Sellers' consent to third parties other than the Buyer, its agents, or representatives, or filed as public information with any governmental authority other than as a result of a breach of the covenant set forth in Section 6.5 hereof; and (b) is proprietary information relating to the Sellers' Business or the Transaction.

     1.9  DOJ means the United States Department of Justice.

     1.10 Environmental Laws. Environmental laws shall mean the Resource Conservation and Recovery Act of 1976, U.S.C. sec.sec. 6901-6987, as amended by the Hazardous and Solid Waste Amendments of 1984, the Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. sec.sec. 9601-9657, the Hazardous Materials Transportation Act of 1975, 49 U.S.C. sec.sec. 1801-1812, the Toxic Substances Control Act, the Clean Air Act, 42 U.S.C. sec.sec. 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. sec.sec. 136 et seq., the Clean Water Act, 33 U.S.C. sec.sec. 1251 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. sec.sec. et seq., and any substantially similar state or local environmental laws.

     1.11 Excluded Assets has the meaning given that term in Section 2.2 hereof.

     1.12  FCC means the Federal Communications Commission.

     1.13 Final Order means an action by the FCC or any PUC asserting authority over this transaction granting its consent and approval to the assignment or transfer of control of the Licenses or the Transaction that has not been reversed, stayed, enjoined, set aside, annulled or suspended and with respect to which no action, request for stay, petition for review or rehearing, reconsideration or appeal is pending, and as to which the time for filing any request, petition, or appeal has expired and the time for agency action to set aside its consent on its own motion has expired.

     1.14  Financial Statements has the meaning given that term in Section
5.1.10 of this Agreement.

     1.15  FTC means the Federal Trade Commission.

     1.16 Hazardous Substance means any pollutant, contaminant, chemical, industrial, toxic, hazardous, or noxious substances or waste which is regulated by any governmental authority under any Environmental Law.

     1.17 Liabilities means all debts, claims, liabilities, obligations, damages, and expenses of the Sellers of every kind and nature, whether known, unknown, contingent, absolute, determined, indeterminable, or otherwise.

     1.18 Licenses means and includes with respect to the Sellers' Business all licenses, permits, franchises and authorizations issued by the FCC and/or any PUC, and/or other relevant government agencies (including pending applications for any of the foregoing), for the construction or operation of the Sellers' Business, including all renewals and extensions thereof and all additional licenses, permits, franchises, and authorizations obtained or applied for by the Sellers from the date of this Agreement to the Closing Date.

     1.19 Lien means any mortgage, pledge, security interest, encumbrance, lien, claim or charge of any kind.

     1.20 Material Adverse Effect or Material Adverse Change means any change or effect that is, or is reasonably likely to be, materially adverse to the business, financial condition, assets, liabilities or results of operations of the Sellers' Business, other than a change in national economic conditions or which affects the paging industry generally.

     1.21 Person means an individual, corporation, association, partnership, joint venture, joint stock company, trust, estate, limited liability company, limited liability partnership, governmental entity, or other entity or organization.

     1.22 Pro Forma Service Revenue means for any calendar month, the Sellers' total paging operations service revenue to the extent that such revenue has been derived in the ordinary course of business consistent with Sellers' past business practices, consisting of (a) service revenue, (b) service revenue-agents and (c) other revenue for such period, each such item to be determined consistently with such items shown on the Financial Statements for the fiscal year ended December 31, 1995.

     1.23 Pro Forma Service Revenue Threshold means, for any month, Pro Forma Service Revenue equal to (a) $1,567,233 minus (b) $100,000 times the number of months elapsed from and including January 1997 through the calendar month immediately prior to the date of determination.

     1.24 PUC means a Public Utilities Commission, or any substantially similar state regulatory agency of any state which exercises jurisdiction over the Sellers or the Sellers' Business.

     1.25 Real Property means all Assets consisting of interests in real property, including, without limitation, appurtenances, improvements, and fixtures located on such real property, leasehold interests therein and any other interests in real property.

     1.26 Sellers' Business means the radio paging and related businesses of the Sellers, the principal places of business of which are in the New York City and Chicago metropolitan areas, and the branch offices as set forth in Schedule 1.26, attached hereto.

     1.27 Subscribers means units in service for which Sellers receive or charge a monthly or recurring fee and for which service has not been permanently terminated by Sellers. The term Subscriber shall exclude units in service permanently terminated by Sellers for non-payment, those for which a notice of cancellation has been received by the Sellers from a customer and those units in service with a delinquent balance (not in reasonable dispute) for services previously rendered which balance is more than one hundred and twenty (120) days past due.

     1.28 To a Sellers' Knowledge or To the Knowledge of the Sellers with respect to a fact or matter shall mean knowledge of any executive officer of any of the Sellers. For such purposes, such persons shall be conclusively deemed to have knowledge of any fact or matter that would have or should have come to the attention of such persons in the course of discharging their duties in a reasonable and prudent manner consistent with sound business practice.

     1.29 Transaction means the assignment of the Licenses and the sale of the Assets subject to the obligations and conditions set forth herein.

     1.30  Working Capital Deficit shall mean, as of a date, the amount by which
(i) consolidated current assets of Sellers (including accounts receivable net of reserves for uncollectible accounts) excluding (A) cash and cash equivalents of the Sellers and (B) any escrowed monies from the July 28, 1995 asset sale to Paging Network of Florida, Inc., is less than (ii) the consolidated current liabilities (excluding indebtedness for borrowed money described on Schedule 1.30, but including all amounts necessary to satisfy those Liens listed in the attachment to Schedule 5.1.5 in full) of the Sellers. Any liabilities included in the calculation of the Working Capital Deficit shall be deemed Assumed Liabilities.

                                   ARTICLE 2

                          PURCHASE AND SALE OF ASSETS

     2.1  Conveyance of Assets.

     In exchange for the consideration specified herein and upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Buyer will purchase from the Sellers and the Sellers will sell, convey, transfer, assign, and deliver up to the Buyer all of Sellers' right, title and interest in all assets, properties and rights of the Sellers, of every type and description, real, personal and mixed, tangible and intangible, known or unknown, fixed or not fixed, choate or inchoate, accrued, absolute, contingent or otherwise, wherever located and whether or not reflected on the books and records of the Sellers, and used or held for use in connection with the Sellers' Business at any time prior to the date hereof, together with additional assets acquired in the ordinary course of business from the date hereof to the Closing Date (all such assets, properties and rights are hereinafter collectively referred to as the "Assets"). A list of such Assets having a value in excess of $1,000 is attached hereto as Schedule
2.1 and includes, without limitation: (a) all capitalized equipment and other fixed assets used in the Sellers' Business; (b) the corporate logos, trade names, trademarks, copyrights, customer lists and goodwill of the Sellers and any other intellectual property owned by or licensed to the Sellers; (c) the Licenses; (d) all accounts receivable of the Sellers; (e) contract rights; (f) all items of inventory and supplies owned by the Sellers; (g) the Real Property; and (h) books and records (whether in hard copy or computerized) kept in the ordinary course and reasonably necessary for the continued conduct of the Sellers' Business, other than minute books and similar official corporate records.

     2.2  Excluded Assets.

     Notwithstanding Section 2.1 above, the Sellers are not selling, transferring, or conveying to the Buyer any of the following, all of which are hereinafter referred to as "Excluded Assets":

          (a) cash and cash equivalents;

          (b) assets related to employee benefit plans;

          (c) accounting books and records;

          (d) the Purchase Price payable pursuant to this Agreement;

          (e) the rights of the Sellers under this Agreement;

          (f) stock, minute books and corporate seals of the Sellers; and

          (g) assets relating to Sellers' former paging operations in California and Florida, including, but not limited to, real property owned in Florida and amounts due to Sellers in connection with the sale of the California and Florida paging operations.

     2.3  Liabilities.

     On and after the Closing Date, the Buyer shall assume only those Liabilities of Sellers incurred in the ordinary course of business, relating to contracts assumed by Buyer, those Liabilities set forth in Schedule 2.3 attached hereto and any other Liabilities included in the calculation of the Working Capital Deficit (the "Assumed Liabilities").

     2.4  Excluded Liabilities.

     Except for the Assumed Liabilities specifically set forth in Section 2.3, the Buyer shall not be required to assume, pay, fulfill, perform or otherwise discharge any liabilities or obligations of the Sellers. Without limiting the generality of the foregoing and except for the Assumed Liabilities, the Buyer shall not assume or be liable for and the Sellers shall indemnify the Buyer against and hold the Buyer harmless from any of the following liabilities or obligations (herein referred to as "Excluded Liabilities"):

          (a) any of the Sellers' liabilities or obligations under this Agreement and the other agreements with the Buyer contemplated hereby (it is understood that this Section 2.4(a) is not intended to expand or alter the parties' respective rights under such other agreements.);

          (b) any of the Sellers' liabilities or obligations for expenses or fees incident to or arising out of the negotiation, preparation, approval, or authorization of this Agreement or the Initial Agreement or the consummation (or preparation for the consummation) of the transactions contemplated hereby, including without limitation, brokers', attorneys' and accountants' fees;

          (c) any liability or obligation of the Sellers, at any time, prior to the Closing, with respect to federal, state, local or foreign taxes; and any liability for interest, penalties or additions to any of such taxes (except prorated taxes);

          (d) any liabilities or obligations in connection with any facilities formerly used by the Sellers' Business which are not included in the Assets;

          (e) any obligations or liabilities which relate to any group health plan, bonus, retirement, retiree, disability, pension, profit sharing, stock bonus, thrift, severance, incentive, deferred or other compensation, welfare benefit, or other plan, program or arrangement with respect to any employee, former employee or beneficiary of such employee or former employee, of the Sellers or any person that, together with the Sellers, would be treated as a single employer under Section 414 of the Internal Revenue Code;

          (f) any liability or obligation of the Sellers which relates to the Excluded Assets;

          (g) any liability or obligation arising out of the operation of the Sellers' Business before Closing, including, but not limited to, any fine, forfeiture or other penalty imposed by the FCC for any non-compliance by the Sellers with the terms of the Licenses or with any FCC rule or regulation and all items listed on Schedule 5.1.16;

          (h) all costs and damages arising out of the litigation described on
     Schedule 5.1.7;

          (i) any liability or obligation relating to the any and all Liens resulting from the NEC America Leasing contract (Sellers shall satisfy any and all such Liens in full and obtain a release thereof either prior to or at Closing); and

          (j) any other liability or obligation of the Sellers not specifically assumed by the Buyer under Section 2.3 hereof.

     2.5  Parent and Stockholder Action.

     (a) The Parent, certain stockholders of the Parent and the Buyer have entered into the Stockholders' Agreement set forth as Exhibit 2.5(a).

     (b) The Parent hereby represents and warrants that the Board of Directors of the Parent, at a meeting duly called and held, has, with the affirmative vote of at least 66 2/3% of the members of the Board of Directors of the Parent, (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the stockholders of the Sellers, (ii) approved this Agreement and the transactions contemplated hereby, and (iii) resolved to recommend that the stockholders of the Parent approve and adopt this Agreement.

     (c) The Parent shall, promptly after the date of this Agreement, take all action necessary in accordance with New York Law, Federal law and the Parent's Certificate of Incorporation and By-Laws to convene a meeting of the Parent's stockholders to approve and adopt this Agreement. The Parent shall use its reasonable efforts to solicit from stockholders of the Parent proxies in favor of the approval and adoption of this Agreement.

     (d) The Parent has received the oral opinion of Daniels & Associates (the "Seller's Financial Advisor"), to the effect that the consideration to be received by the Sellers pursuant to this Agreement is fair to the Sellers from a financial point of view (the "Fairness Opinion"). The Parent will deliver to the Buyer a copy of the written Fairness Opinion to be delivered by the Seller's Financial Advisor in connection with the stockholders meeting referred to in
Section 2.5(c) above.

     2.6  Proxy Statement and Registration Statement.

     (a) The information with respect to the Sellers and their officers and directors (i) to be contained in the definitive Proxy Statement to be furnished to the stockholders of the Parent and which will form a part of the Buyer's Registration Statement on Form S-4 (the "Registration Statement") to be filed with the Securities and Exchange Commission and will constitute a prospectus of the Buyer with respect to the Metrocall Common Stock, CSEs and Metrocall Series B Preferred Shares to be issued to the Sellers (the "Proxy Statement"), or (ii) to be contained in the Registration Statement will not, on the respective dates on which

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(x) the Proxy Statement is first mailed to stockholders of the Parent or on the date of the stockholders' meeting referred to in Section 2.5 (in the case of the Proxy Statement), (y) the Registration Statement becomes effective (in the case of the Registration Statement), and (z) in the case of the Proxy Statement and the Registration Statement, as such Proxy Statement or Registration Statement is then amended or supplemented, at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. When the Registration Statement or any post-effective amendment thereto shall become effective and when the Proxy Statement or any amendment or supplement thereto shall be mailed, and at the time of the meeting and at the Closing Date, the Proxy Statement will comply as to form with all applicable laws including the provisions of the Securities Act of 1933, as amended ("Securities Act") and the Securities Exchange Act of 1934, as amended ("Exchange Act") and the rules and regulations promulgated thereunder. If at any time prior to the Closing Date any event with respect to the Sellers, their officers and directors should occur which is or should be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Sellers shall promptly so inform the Buyer and such event shall be so described in an amendment or supplement to the Proxy Statement and such information in such amendment or supplement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The information with respect to the Buyer and its officers and directors and its Subsidiaries (i) to be contained in the definitive Proxy Statement to be furnished to the stockholders of the Parent and which will form a part of the Registration Statement to be filed with the Securities and Exchange Commission and will constitute a prospectus of the Buyer with respect to the Metrocall Common Stock, CSEs and Metrocall Series B Preferred Shares to be issued to the Sellers or (ii) to be contained in the Registration Statement will not, on the respective dates on which (x) the Proxy Statement is first mailed to stockholders of the Parent or on the date of the stockholders' meeting referred to in Section 2.5 (in the case of the Proxy Statement), (y) the Registration Statement becomes effective (in the case of the Registration Statement), and (z) in the case of the Proxy Statement and the Registration Statement, as such Proxy Statement or Registration Statement is then amended or supplemented at the Closing Date, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. When the Proxy Statement or any amendment or supplement thereto shall be mailed, and at the time of the meeting and the Closing Date, the Registration Statement and the Proxy Statement will comply as to form with the provisions of all applicable law, including the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. If at any time prior to the Closing Date any event with respect to the Buyer or its officers and directors should occur which is or should be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Buyer shall promptly so inform the Sellers and such event shall be so described in an amendment or supplement to the Proxy Statement or the Registration Statement, and such information in such amendment or supplement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE 3

                                    CLOSING

     3.1  Determination of Closing Date.

     Subject to the satisfaction or waiver of the conditions set forth in
Article 8, the date of the Closing (the "Closing Date") shall occur on the first day of the first calendar month after the later to occur of: (a) the consents of the FCC and any required PUC to the Assignment Applications becoming Final Orders, or (b) if applicable, the expiration of the waiting period pertaining to the purchase of the Assets under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Antitrust Improvements Act"); provided that if either of the foregoing occurs on or after the twenty-fifth (25th) day of a calendar month and it is not

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possible to close on the first day of the next calendar month, then the Closing shall be held as soon as practicable after the end of such calendar month with an effective date as of the first day of the next calendar month. In no event shall the Closing Date occur later than July 1, 1997. The parties may mutually agree to waive the requirement that any FCC or PUC consent shall have become a Final Order. If Closing does not occur on or before July 1, 1997, this Agreement shall be terminable in accordance with the provisions set forth in Article 9 hereof.

     3.2  Time and Place of Closing.

     The Closing shall take place at the offices of Wilmer, Cutler & Pickering, 2445 M Street, N.W. Washington, D.C. 20037 at 10:00 a.m. on the Closing Date or at such other place agreed to by the Sellers and the Buyer. The physical presence of any party or their representatives shall not be a required condition of the Closing if such party has performed all acts and delivered to an escrow agent all items and documents necessary for the Closing, together with written instructions of the party which permit such escrow agent to complete the obligations of the party in connection with the Closing.

     3.3  Closing Documents.

     The Sellers shall sell the Assets by delivering to the Buyer at the Closing appropriately executed assignments, bills of sale, endorsements, releases, termination statements, consents and other documents and instruments of transfer necessary to transfer to the Buyer good and marketable title to the Assets, except as set forth in Schedule 5.1.11, free and clear of all Excluded Liabilities (the "Closing Documents"). Likewise, the Buyer shall purchase the Assets by delivery to the Sellers at the place and time of Closing, payments as provided herein, and all other documents necessary to carry out the Buyer's obligations hereunder including the assumption of the Assumed Liabilities as provided herein.

                                   ARTICLE 4

                       PURCHASE PRICE, METHOD OF PAYMENT,
                          ALLOCATION OF PURCHASE PRICE

     4.1  Purchase Price for Assets.

     (a) Subject to and upon the conditions set forth herein, the Buyer shall pay to the Sellers (i) cash consideration in the amount of Twenty-Five Million Dollars ($25,000,000) (the "Cash Consideration"); (ii) 1,500 shares of Series B Junior Convertible Preferred Stock of the Buyer ("Metrocall Series B Preferred Shares"), the terms of which are set forth in the Certificate of Designation, Number, Powers, Preferences and Relative, Participating and Other Rights of Series B Junior Convertible Preferred Stock (the "Certificate of Designation") attached as Exhibit 4.1(a) hereto; (iii) 830,333 shares of the Buyer's common stock ("Metrocall Common Stock") and (iv) the number of Shares of Metrocall Common Stock (or Common Stock Equivalents, as defined below) having a Share Value (as defined below) equal to Fifteen Million Dollars ($15,000,000) as adjusted as specified in Section 4.4(a); provided, that in the event the total number of shares of Metrocall Common Stock issued or issuable upon conversion of Common Stock Equivalents issued pursuant to this item (iv) exceeds 4,000,000, then the Buyer shall pay pursuant to this item (iv) 4,000,000 shares of Metrocall Common Stock (or Common Stock Equivalents) plus that number of Metrocall Series B Preferred Shares having a Stated Value (as defined in the Certificate of Designation) equal to the difference between $15,000,000 as adjusted as specified in Section 4.4(a) and the aggregate Share Value of 4,000,000 Metrocall Common Stock or Common Stock Equivalents (items (i), (ii),
(iii) and (iv) collectively the "Purchase Price").

     (b) The Purchase Price shall be payable as follows:

          (i) At the Closing, the Buyer shall pay the Cash Consideration by wire transfer of immediately available funds to an account designated by Parent;

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

          (ii) At the Closing, that portion of the Purchase Price represented by the number of shares of Metrocall Common Stock, or Common Stock Equivalents, having a Share Value of Four Million Dollars ($4,000,000) shall be placed in escrow as provided by the Escrow Agreement (as defined in Section 4.5);

          (iii) At the Closing, the Buyer will issue to Sellers the Metrocall Series B Preferred Shares and all shares of Metrocall Common Stock or Common Stock Equivalents that are not placed in escrow pursuant to Section 4.1(b)(ii). The portion of the Purchase Price payable in Metrocall Common Stock or Common Stock Equivalents shall be subject to such further adjustments as are specified in Sections 4.3 and 4.4.

          (iv) Notwithstanding the foregoing, the Buyer will have the option to pay cash at Closing in lieu of some or all of the Purchase Price specified in Sections 4.1(a)(ii), (iii) or (iv). The Buyer may substitute cash for Metrocall Series B Preferred Shares, at a rate equal to the Stated Value of such shares, and for Metrocall Common Stock, and/or Common Stock Equivalents at a rate equal to the Share Value.

     (c) In the event that at the Closing Date the number of shares of Metrocall Common Stock authorized under the Buyer's Certificate of Incorporation and unissued or not reserved for other purposes ("Available Shares") is less than the number of shares of Metrocall Common Stock determined pursuant to Section 4.1(a)(iv), then the Buyer shall issue that number of fractional shares of a series of preferred stock having the terms described in Exhibit 4.1(c) ("Common Stock Equivalents") equal to the excess of the number of shares of Metrocall Common Stock determined pursuant to Section 4.1(a)(iv) over the number of Available Shares. For purposes of the Purchase Price, the Share Value of each Common Stock Equivalent shall be equal to the Share Value of a share of Metrocall Common Stock.

     (d) For purposes of this Agreement,

          (i) the term "Share Value" shall mean the average of the Closing Prices of Metrocall Common Stock for the 10 Trading Days prior to the Closing Date.

          (ii) the term "Closing Price," on any Trading Day, shall mean the last reported sale price, or in case no such sale takes place on such day, the average of the closing bid and asked prices, for Metrocall Common Stock.

          (iii) the term "Trading Day" shall mean (A) a day on which Metrocall Common Stock is traded on the principal stock exchange on which the Common Stock has been listed, or (B) if Metrocall Common Stock is not listed on any stock exchange, a day on which Metrocall Common Stock is traded in the over-the-counter market, as reported by the Nasdaq National Market System, or (C) if Metrocall Common Stock is not listed on any stock exchange or traded on the Nasdaq National Market System, a day on which Metrocall Common Stock is traded in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices).

     4.2  Post-Closing Allocation of the Purchase Price.

     Buyer shall prepare, and Buyer and Sellers shall agree to, the allocation of the Purchase Price among the Assets to be purchased hereunder in accordance with the procedures set forth in Schedule 4.2 hereof, which schedule shall be prepared and approved by Buyer and Sellers prior to the Closing Date. Such allocations shall be finalized as of the Closing Date subject to adjustment to take account of any post-closing Purchase Price adjustments. Each of Buyer and Sellers shall (a) be bound by such allocations for purposes of determining any taxes, (b) prepare and file its tax returns on a basis consistent with such allocations, and (c) shall take no position inconsistent with such allocations, in any proceeding before any taxing authority or otherwise. In the event such allocations are disputed by any taxing authority, the party receiving notice of the dispute shall promptly notify the other party hereto of such dispute and any resolution thereof.

     4.3  Adjustments to the Purchase Price.

     (a) The Purchase Price shall be subject to adjustment as follows:

          (i) The Purchase Price shall be decreased by the amount, if any, by which the Working Capital Deficit exceeds $2,347,165 as of the Closing Date and shall be increased by the amount, if any, by which the Working Capital Deficit is less than $2,347,165 as of the Closing Date (the "Working Capital Adjustment").

          (ii) The Purchase Price shall be decreased by an amount equal to the product of (A) the shortfall (if any) between (1) Pro Forma Service Revenue for the month immediately prior to the Closing Date and (2) the Pro Forma Service Revenue Threshold for the month immediately prior to the Closing Date, and (B) 35.16 (the "Operating Adjustment").

     (b) Not less than five (5) days prior to the Closing Date, the Sellers shall prepare and deliver to the Buyer the following documents, certified by Parent's chief financial officer: (i) an unaudited consolidated balance sheet of the Sellers (the "Preliminary Closing Balance Sheet") as of the last day of the calendar month ended not more than thirty-one (31) days prior to the Closing Date (the "Preliminary Adjustment Date"); (ii) a calculation of the Working Capital Adjustment as of such date (the "Preliminary Working Capital Adjustment"); (iii) unaudited consolidated statements of operations for the month ended on the Preliminary Adjustment Date (the "Preliminary Closing Operating Statements"), which shall include statements of the Pro Forma Service Revenue as of such date (the "Preliminary Pro Forma Service Revenue"); and (iv) a calculation of the Operating Adjustment, if any, that would be required under
Section 4.3(a)(ii) if the Preliminary Pro Forma Service Revenue were the Pro Forma Service Revenue for the month ended immediately prior to the Closing Date (the "Preliminary Operating Adjustment").

     (c) Within sixty (60) days after the Closing Date, the Sellers shall prepare and deliver to the Buyer the following documents, certified by Parent's chief financial officer: (i) an unaudited consolidated balance sheet of the Sellers (the "Closing Balance Sheet") as of the last day of the calendar month ended immediately prior to the Closing Date (the "Final Adjustment Date"); (ii) a calculation of the Working Capital Adjustment as of such date (the "Final Working Capital Adjustment"); (iii) unaudited consolidated statements of operations for the month ended on the Final Adjustment Date (the "Closing Operating Statements"), which shall include statements of the Pro Forma Service Revenue as of such date (the "Final Pro Forma Service Revenue") and (iv) a calculation of the Operating Adjustment under Section 4.3(a)(ii) based on the Closing Operating Statements (the "Final Operating Adjustment").

     (d) The Preliminary Balance Sheet, the Closing Balance Sheet, the Preliminary Operating Statements, and the Closing Operating Statements shall be prepared in accordance with the books and records of the Sellers, and shall be prepared on a basis consistent with the Audited Financial Statements, including GAAP, consistently applied, except for variations identified in Schedule 5.1.10.

     (e)(i) The Closing Operating Statements shall be final and binding on the parties unless the Buyer objects, by giving written notice within 45 days after the Buyer's receipt of the Closing Operating Statements, to any items in the Closing Operating Statements or the computation of the Final Pro Forma Service Revenue or the calculation of the Final Operating Adjustment. The Closing Balance Sheet shall be final and binding on the parties unless Buyer objects, by giving written notice within 45 days after the Buyer's receipt of the Closing Balance Sheet, to any items in the Closing Balance Sheet or the calculation of the Final Working Capital Adjustment. Prior to the expiration of such 45 day period, the Buyer shall have the right to cause its accountants to conduct procedures specified by the Buyer with respect to the accounts and records of the Sellers in order to verify the Sellers' calculations.

     (ii) In the event of a dispute, Buyer and Sellers will use their reasonable efforts to resolve any such dispute. If Buyer and Sellers do not resolve any such dispute within 30 days after receipt by Sellers of Buyer's written notice of dispute, the Buyer and Sellers shall, within five (5) business days, submit any such unresolved dispute to the Washington, D.C. office of a mutually acceptable big six accounting firm (the "Accountant") which firm shall, within thirty (30) days of such submission, resolve such remaining dispute and such resolution shall be binding and conclusive upon the parties. The fees and expenses of the Accountant

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

shall be shared equally by Buyer and Sellers. If issues in dispute are submitted to the Accountant for resolution, each party will furnish to the Accountant such work papers and other documents and information relating to the disputed issues as the Accountant may request and are available to that party, and each party will be afforded the opportunity to present to the Accountant any material relating to the determination and to discuss the determination with the Accountant.

     4.4  Payment of Post-Closing Purchase Price Adjustments.

     (a) At Closing, the portion of the Purchase Price payable in Metrocall Common Stock or Common Stock Equivalents (as valued by the Share Value) to the Sellers pursuant to Section 4.1(a)(iv) will be increased or reduced by the amount of the Preliminary Working Capital Adjustment and will be reduced by the amount, if any, of the Preliminary Operating Adjustment. The net amount of such adjustments is referred to herein as the "Preliminary Purchase Price Adjustment"

     (b) After the final determination of the Final Working Capital Adjustment and the Final Operating Adjustment pursuant to Section 4.3(e)(ii), the difference, if any, between the net amount of such adjustments (the "Final Purchase Price Adjustment") and the Preliminary Purchase Price Adjustment shall be paid by party owing such amount to the other by the fifth day following such final determination. Payment shall be made by wire transfer of immediately available funds and shall be accompanied by accrued interest from the Closing Date to the date of payment at an annual rate equal to the Prime Rate. The term "Prime Rate" means the rate published in the "Money Rates" column of The Wall Street Journal as a guide to the Prime Rate, which is currently defined as the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks. If a range is published, the average rate shall be the Prime Rate. The Prime Rate will increase or decrease each time and as of the date the Prime Rate changes.

     4.5  Escrow Agreement.

     At the Closing, the Sellers and the Buyer shall enter into the Escrow Agreement in the form set forth as Exhibit 4.5 (the "Escrow Agreement").

                                   ARTICLE 5

                         REPRESENTATIONS AND WARRANTIES

     5.1  Representations and Warranties of the Sellers.

     As of the date of the Initial Agreement and as of the Closing Date (unless another date or period of time is specifically stated herein for a representation or warranty), the Sellers jointly and severally represent and warrant to the Buyer as follows:

     5.1.1 Qualification of the Sellers. Each of the Sellers is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of incorporation. Each of the Sellers has all requisite corporate power and authority to own and operate the Sellers' Business as it currently is being conducted, to own and lease the properties and assets owned or leased by it and to enter into this Agreement and perform the obligations hereunder. Each of the Sellers is licensed or qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be qualified would not have a Material Adverse Effect.

     5.1.2 Authorization and Validity of Agreement. The execution, delivery and performance by the Sellers of this Agreement, the Closing Documents, and the other agreements, certificates, documents, and instruments contemplated hereby or referred to herein and the consummation by it of the Transaction contemplated hereby have been duly authorized by all necessary corporate action of the Sellers, subject to approval by Sellers' stockholders as required under New York law. This Agreement has been duly executed and delivered by each of the Sellers and, assuming the due authorization, execution, and delivery hereof by the Buyer, is a legal, valid and binding obligation of each of the Sellers, enforceable against each Seller, in accordance with its terms, except as and to the extent such enforceability may be subject to bankruptcy or similar laws affecting creditors rights.

     5.1.3 No Violation of Law; No Approvals or Notices Required; No Conflict with Instruments to which the Sellers are Party. Each of the Sellers is currently in compliance in all material respects with all laws, rules, regulations, ordinances, decrees, judgments, and orders (collectively, "Laws") applicable to the operation of its Business and the ownership of its assets, except where noncompliance would not have a Material Adverse Effect. Except as disclosed on Schedule 5.1.3, the execution, delivery and performance by the Sellers of this Agreement and the consummation by them of the Transaction contemplated hereby: (i) will not violate (with or without the giving of notice or lapse of time or both) any Law applicable to the Sellers or the Sellers' Business; (ii) will not be in conflict with, or result in the breach of, or constitute a default under, or cause acceleration of the maturity of amounts outstanding or other obligations pursuant to, or require the consent of or give rise to any rights of first refusal of any third party under, any agreement or other instrument to which any Seller is a party or by which such Seller's properties or business is bound or affected; (iii) will not require any consent or approval of, or filing or notice to, any governmental or regulatory authority under any Law applicable to the Sellers or the Sellers' Business, except for (a) the Assignment Applications, (b) filing under the Antitrust Improvements Act,
(c) any consent, approval, filing or notice that would not, if not given or made, individually or in the aggregate, have a Material Adverse Effect and (d) filings required pursuant to the Exchange Act; (iv) will not result in the creation of any Liens except Permitted Liens (as such term is defined in Section 5.1.5) upon any of the Assets, which Liens, in the aggregate with all other such Liens so created, would have a Material Adverse Effect; and (v) will not violate any provision of the charter or bylaws of any Seller.

     5.1.4  Licenses, Compliance with Law.

     (a) The Sellers are the holders of the Licenses listed in Schedule 5.1.4(a). The Licenses so listed constitute all of the Licenses issued or required by the FCC, any PUC, and all material Licenses and other authorizations issued by any other governmental agency that are required for and/or used in the operation of the Sellers' Business as currently operated. Each of the Licenses is in full force and effect and, except as disclosed in Schedule 5.1.4(a), the Sellers are in compliance in all material respects with the terms and requirements thereof and all FCC, PUC and other governmental regulations pertaining thereto. There is not pending or, to the Sellers' knowledge, threatened, any action, investigation, complaint or other proceeding by or before the FCC, any PUC or any other governmental agency to revoke, cancel, suspend, modify or refuse to renew, or otherwise relating to, any of the Licenses (except such actions, investigations, complaints, or other proceedings which relate to the paging industry generally and do not relate to any specific License). There is not issued, pending or, to the Sellers' knowledge, threatened, any notice of violation or complaint by the FCC, any PUC or any other governmental agency against the Sellers with respect to the Sellers' Business or the Transaction contemplated hereby.

     (b) Accurate and complete copies of all of the Licenses will be delivered to the Buyer within five (5) business days after the execution of this Agreement. Accurate and complete copies of all of the Licenses granted by the FCC and any PUC after the date hereof and prior to Closing, will be delivered to the Buyer by the Sellers prior to the Closing Date. All of the Licenses previously delivered to the Buyer contain and, upon delivery to the Buyer as provided above, the Licenses granted by the FCC and any PUC after the date hereof and prior to Closing will contain no defect which would cause a Material Adverse Effect. However, Sellers acknowledge that the Licenses most recently issued by the FCC contain some inaccuracies. Seller shall promptly file with the FCC requests for the correction of the Licenses, and shall use their best effort to obtain corrected Licenses prior to Closing. Upon filing of such requests with the FCC, Sellers shall provide date-stamped copies of same to Buyer.

     (c) The Sellers have complied with, and are in compliance with, all federal, state, county, and local laws, regulations, and orders that are applicable to the Sellers' Business, including, but not limited to, the rules and regulations of the FCC, the FAA, and the states and municipalities in which the Sellers' Business is located, and has timely filed with the proper authorities all statements and reports required by the laws, regulations, and orders to which the Sellers and the Sellers' Business are subject, except where noncompliance would not have a Material Adverse Effect.

     5.1.5  Title to Properties, Liens and Encumbrances.  Except as disclosed on
Schedule 5.1.11, the Sellers are the true and lawful owner of the Assets, have good and marketable title to the Real Property interests described in Schedule
2.1 (for those properties which, as indicated on Schedule 2.1, are owned by the Sellers), hold by valid and subsisting lease or license those Real Property interests described on Schedule 5.1.11 that are not indicated on such Schedule to be owned by Sellers, have good and marketable title to all of the other Assets (subject, with respect to the Licenses, to procuring the consent of the FCC and, if applicable, any PUC to the transfer or assignment of such Licenses as described in clause (iii)(a) of Section 5.1.3) in each case, free and clear of any Lien other than (a) Liens for taxes not yet delinquent, (b) Liens set forth in Schedule 5.1.5, (c) purchase money security interests securing liabilities that will be Assumed Liabilities after the Closing, and (d) Liens and defects in title that are not, in the aggregate, material to the Sellers' Business (the Liens identified in clauses (a), (c) and (d) above being herein referred to as "Permitted Liens"). Subject to obtaining the approval of the stockholders of the Sellers and the necessary consents described on Schedule 5.1.3, the Sellers have all necessary power and authority to sell the Assets to the Buyer free and clear of all Liens other than the Permitted Liens. Upon delivery to the Buyer of the Closing Documents, on the Closing Date, the Sellers will transfer good title to the Assets free and clear of any Liens, equities, covenants, and restrictions other than Permitted Liens which have been disclosed to the Buyer.

     5.1.6 Taxes. With respect to the sales, excise or use taxes, property taxes, income taxes, state and federal income tax withholding, social security, and unemployment compensation taxes and all other taxes relating to the operation of the Sellers' Business prior to Closing, the Sellers have filed, or shall have filed, on or before the Closing Date, proper and timely tax returns with respect thereto except only for such returns as shall be final returns for the last tax period for each such tax, which returns shall be filed by the Sellers on or before their respective due dates, as extended. All taxes, fees, and assessments of whatever nature due and payable by the Sellers have been paid, except such amounts (i) as are being contested diligently and in good faith and are not in the aggregate material to the Sellers' Business and (ii) as relate to final returns described in the preceding sentence, which shall be paid by the Sellers. Except as set forth on Schedule 5.1.6, there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, state, local, or foreign income tax return for any period, and except as set forth on Schedule 5.1.6, there are no tax audits pending.

     5.1.7 Litigation. Except as described in Schedule 5.1.7, there is no litigation, claim, action, suit, proceeding or governmental investigation pending or, to the Sellers' Knowledge, threatened against the Sellers which (i) could reasonably be expected to have, individually or in the aggregate with all such other litigation, claims, actions, suits, proceedings and governmental investigations, a Material Adverse Effect or (ii) seeks to restrain or enjoin the consummation of the Transaction. The Sellers are not in violation of any term of any judgment, decree, injunction or order outstanding against them, which violation could reasonably be expected to have, individually or in the aggregate with all such other violations, a Material Adverse Effect.

     5.1.8 Insurance. The Sellers maintain adequate insurance with respect to the Business, and the Sellers are in compliance with all material requirements and provisions thereof.

     5.1.9 Condition of System. All antennas, pager equipment, facilities and installations that are included in the Assets have in all material respects been constructed, completed and maintained in a proper manner, are in all material respects operable.

     5.1.10 Financial Statements. Attached hereto as Schedule 5.1.10 are true and complete copies of the audited consolidated balance sheets of the Sellers as at December 31, 1994 and 1995 and the related consolidated statements of operations and cash flows for each of the fiscal years in the three fiscal-year period ending December 31, 1995 and the unaudited consolidated balance sheets of the Sellers as at September 30, 1996 and the related consolidated statements of operations and cash flows for the nine-month period ending September 30, 1996 (collectively, including the notes thereto, the "Financial Statements"). The Financial Statements have been prepared in accordance with the books and records of the Sellers and present fairly the financial position and the results of operations and cash flows of the Sellers (subject, in the case of unaudited

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Financial Statements, to normal year-end audit adjustments) as of the dates or for the periods set forth therein. The Financial Statements have been prepared in accordance with GAAP, consistently applied, except for the material variations set forth on Schedule 5.1.10. From the date of execution of this Agreement until the Closing, Sellers shall provide Buyer no later than thirty
(30) business days after the first day of each calendar month, an unaudited consolidated balance sheet of the Sellers as of the last day of the preceding calendar month, and unaudited consolidated statements of operations for the period ended on such date. Sellers shall also provide Buyer with copies of all quarterly financial statements filed by Parent with the Securities and Exchange Commission.

     5.1.11 Interests in Real Property. Except as set forth on Schedule 5.1.11, the Sellers do not have fee simple title to any Real Property. Schedule
5.1.11 attached hereto comprises a true and complete list and a brief description of all Real Property leased or otherwise used by the Sellers which is material to the Sellers' Business, including all structures thereon. Except as otherwise disclosed on Schedule 5.1.11, the Sellers have valid leasehold interests in the Real Property leased by the Sellers and, with respect to other Real Property not leased by the Sellers, the Sellers have the right to use all such other Real Property which is material to the Sellers' Business pursuant to the easements, licenses, rights-of-way or other rights described on Schedule
5.1.11. The documents listed on Schedule 5.1.11 by the Sellers (the Sellers' rights to which will be conveyed to the Buyer at the Closing as part of the Assets and which have been made available to the Buyer for review prior to the date hereof) as evidence of each lease of Real Property constitute the entire agreement with the landlord in question. All easements, rights-of-way and other rights appurtenant to, or which are necessary for the Sellers' current (through the Closing Date) use of, any Real Property which is material to the Sellers' Business are valid and in full force and effect, and the Sellers have not received any notice with respect to the termination or breach of any of such rights. Each parcel of Real Property which is material to the Sellers' Business, any improvements constructed thereon and their current use conform in all material respects to (a) all applicable legal requirements, including zoning requirements and the Americans with Disabilities Act, and (b) all restrictive covenants, if any, or other encumbrances affecting all or part of such parcel.

     5.1.12 Interest in Personal Property. Schedule 2.1 contains a true and complete list and brief description of all capitalized inventory, equipment, machinery, and furniture, and other personal property of the Sellers, which comprises in all material respects all personal property presently used by the Sellers in the ordinary course of business, all such personal property is free and clear of title defects, Liens (other than Permitted Liens and those Liens described in Schedule 5.1.5) and objections, of any nature whatsoever, and the Sellers have good and marketable title thereto. The Sellers' interest in all other personal property used in the ordinary course of the Sellers' Business which is material to the Seller's Business will be conveyed to the Buyer when the Buyer takes possession of the Assets upon the Closing. All such inventory, equipment, machinery, furniture and other personal property described in this
Section 5.1.12 are in safe, fully operable condition in all material respects, normal wear and tear excepted.

     5.1.13  Environmental Matters/Representations and Warranties.

     (a) The Sellers' Business has been operated by the Sellers in compliance with all Environmental Laws, except for any noncompliance which would not result individually or in the aggregate in a Material Adverse Effect. Neither the Sellers nor, to the Sellers' knowledge, any third party has generated, released, stored, used, treated, handled, discharged or disposed of any Hazardous Substances at, on, under, in or about, or in any other manner materially affecting any Real Property, transported any Hazardous Substances to or from any Real Property in violation of an Environmental Law or discharged any Hazardous Substances from any Real Property into any body of water in violation of an Environmental Law. To the Sellers' knowledge, no release of Hazardous Substances outside the Real Property has entered or threatens to enter the Real Property. To the Sellers' knowledge, no claim or investigation by the United States Environmental Protection Agency or a similar state agency, based on Environmental Laws which relate to any Real Property or any operation on the Real Property, (i) is currently pending against or with respect to the Sellers or (ii) to the Sellers' Knowledge, is threatened.

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     (b) To the Sellers' knowledge, (i) no underground storage tanks are currently located on any of the Real Property, (ii) no Real Property has been used since the property was leased by the Sellers as a gasoline service station or any other facility for storing, pumping, dispensing, or producing gasoline or any other petroleum products or waste.

     (c) The Sellers will provide the Buyer with complete and correct copies of
(i) any environmental assessments the Sellers has obtained with respect to any of its paging transmitter sites, (ii) all notices or other materials in the Sellers' possession that were received from any governmental authority having the power to administer or enforce any Environmental Laws relating to current or past ownership, use or operation of Real Property or activities at the Real Property and (iii) all materials in the Sellers' possession relating to any claims, allegations, or actions by any private third party under any Environmental Law which would materially affect this Agreement.

     5.1.14 Contracts. Schedule 5.1.14 attached hereto describes all material contracts in effect on the date of the Initial Agreement, oral or written, to which any Seller is a party and which (i) relate to a reseller contract involving more than 250 paging units or a direct contract involving more than 50 paging units, (ii) involve the payment of more than $15,000, (iii) have a duration of more than one year after the Closing Date, (iv) are financing documents, or (v) are not for the purchase, sale or license of goods or services in the ordinary course of business consistent with past practice. True and complete copies of all such contracts have been provided to the Buyer. None of the Sellers nor, to the Sellers' knowledge, any other party to any such contract is in material default in the performance of, or is not in compliance with any material provision of any such contract relating to the Sellers' Business. The Sellers have no intention, and no knowledge of any intention by any other party, not to perform its obligations under any such contract.

     5.1.15  Transferability of Contract Rights.  Except as set forth on
Schedule 5.1.15, the Sellers have the right to assign all material leases, accounts receivable, and other contractual rights of the Sellers set forth on Schedules 5.1.11 and 5.1.14. Except as set forth on Schedule 5.1.15, neither the assignment of such rights nor the consummation of the Transaction contemplated by this Agreement would give any party to a contract listed on Schedule 5.1.14 the right to terminate or alter the terms of such contract. The Sellers shall use reasonable efforts to obtain, on or before the Closing Date, the right to assign the items set forth on Schedule 5.1.15.

     5.1.16 Personnel Benefits; Bonuses. Schedule 5.1.16 attached hereto comprises a complete and correct list of: (a) all contractual employment, bonus, welfare benefit (as that term is defined in the Employee Retirement Income Security Act ("ERISA")), percentage compensation, contracts or agreements with directors, officers, shareholders or employees, collective bargaining or consulting agreements, to which any Seller is a party or is subject, (b) the names and current compensation rates and planned increases in compensation for 1996 of all salaried employees of the Sellers who are eligible to become Transferred Employees pursuant to Article 7 hereof, (c) the wage rates for the non-salaried employees of the Sellers by classification, and (d) all group insurance programs in effect for employees of the Sellers. Schedule 5.1.16 sets forth a listing of all bonuses paid to management employees of the Sellers in calendar year 1995 who are eligible to become Transferred Employees hereunder and all bonuses in excess of $1,000 per individual paid to other employees of the Sellers in calendar year 1995 who are eligible to become Transferred Employees hereunder.

     5.1.17  Assets.

     (a) The Assets (as set forth in Section 2.1) include all assets and properties necessary to operate the Sellers' Business in all material respects in the manner it has been operated prior to the date hereof and prior to the Closing Date.

     (b) The Sellers shall deliver to the Buyer, on or before the Closing Date, a true and complete list of the Subscribers and the number and type (digital, alpha, etc.) of pagers in service on the Sellers' system as of the Closing Date. All of such pagers shall be operating pursuant to valid and binding rental and/or service agreements with the Sellers or their agents and representatives.

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

     5.1.18 Transactions with Affiliates. Except as set forth on Schedule 5.1.18, since January 1, 1993, there have been no transactions, contracts, understanding or agreements ("Affiliated Transactions") of any kind between the Sellers and any Affiliate of the Sellers.

     5.1.19 Absence of Certain Changes or Events. From December 31, 1995 to the date of the Initial Agreement, except as disclosed in the Financial Statements, or as otherwise consented to in writing by the Buyer, the Sellers' Business has been operated only in the ordinary course (except as expressly contemplated by this Agreement), and there has not been any:

          (a) Material Adverse Change;

          (b) sale, assignment or transfer, other than in the ordinary course of business and consistent with past practice, of any of the Assets, which Assets are material individually or in the aggregate to the Sellers;

          (c) acquisition by merger, consolidation with, purchase of substantially all of the assets or capital stock of, or any other acquisition of any material assets or business of, any corporation, partnership, association or other business organization or division thereof;

          (d) change in accounting methods or practices by the Sellers, except as required by GAAP;

          (e) entry into, or termination, amendment or modification of, any contract, agreement, commitment, transaction, License, permit or other instrument (including, without limitation, any borrowing, capital expenditure, capital contribution or capital financing) which is or was material to the Sellers' Business;

          (f) any action taken by any Seller that, if taken after the date hereof, would constitute a breach of any of the covenants set forth in
     Section 6.7; or

          (g) agreement by any Seller to do any of the foregoing.

     5.1.20 Metrocall Stock. It is understood that the shares of Metrocall Common Stock, the Metrocall Series B Preferred Shares, and Common Stock Equivalents, if any, to be delivered to the Sellers pursuant to this Agreement are being registered on Form S-4 prior to the Closing for purposes of the transactions hereunder, pursuant to the Securities Act. Notwithstanding the foregoing, the Sellers are acquiring such Metrocall Common Stock, Metrocall Series B Preferred Shares, and Common Stock Equivalents, if any, hereunder without a present intention of resale or distribution in violation of the Securities Act, and shall not sell or otherwise transfer such shares except when such sale or transfer is made in compliance with the Securities Act and all applicable state laws.

     5.2  Representations and Warranties of the Buyer.

     As of the date of the Initial Agreement and as of the Closing Date (unless another date or period of time for a representation or warranty is specifically stated herein), the Buyer represents and warrants to the Sellers as set forth below:

     5.2.1 Qualification of the Buyer. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer has all requisite corporate power and authority to own and operate its business as it currently is being conducted, to own and lease the properties and assets owned or leased by it and to enter into this Agreement and perform the obligations hereunder. The Buyer is licensed or qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

     5.2.2 Authorization and Validity of Agreement. The execution, delivery and performance by the Buyer of this Agreement, the Closing Documents, and the other agreements, certificates, documents, and instruments contemplated hereby or referred to herein and the consummation by it of the Transaction contemplated hereby have been duly authorized by all necessary corporate action of the Buyer. This Agreement has been duly executed and delivered by the Buyer and, assuming the due authorization,

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

execution, and delivery hereof by the Sellers, is a legal, valid and binding obligation of the Sellers, enforceable against the Buyer, in accordance with its terms, except as and to the extent such enforceability may be subject to bankruptcy or similar laws affecting creditors rights.

     5.2.3 No Violation of Law; No Approvals or Notices Required; No Conflict with Instruments to which the Buyer is a Party. The Buyer has complied with and is currently in compliance in all material respects with all laws, rules, regulations, ordinances, decrees, judgments, and orders (collectively, "Laws") applicable to the operation of its business and the ownership of its assets. The execution, delivery and performance by the Buyer of this Agreement and the consummation by it of the Transaction contemplated hereby: (i) will not violate (with or without the giving of notice or lapse of time or both) any Law applicable to the Buyer or its business; (ii) will not be in conflict with, or result in the breach of, or constitute a default under, or cause acceleration of the maturity of amounts outstanding or other obligations pursuant to, or require the consent of or give rise to any rights of first refusal of any third party under, any agreement or other instrument to which the Buyer is a party or by which its properties or business is bound or affected; (iii) will not require any consent or approval of, or filing or notice to, any governmental or regulatory authority under any Law applicable to the Buyer or its business, except for (a) the Assignment Applications and other notice filings at the PUC's in the states as set forth on Schedule 5.1.3 hereof, (b) filing under the Antitrust Improvements Act, and (c) any consent, approval, filing or notice that would not, if not given or made, individually or in the aggregate, have a material adverse effect on the Buyer's business; and (iv) will not violate any provision of the charter or bylaws of the Buyer.

     5.2.4 Litigation. There is no litigation, claim, action, suit, proceeding or governmental investigation pending or, to the Buyer's knowledge, threatened against the Buyer which (i) could reasonably be expected to have, individually or in the aggregate with all such other litigation, claims, actions, suits, proceedings and governmental investigations, a material adverse effect on the Buyer's business or (ii) seeks to restrain or enjoin the consummation of the Transaction. The Buyer is not in violation of any term of any judgment, decree, injunction or order outstanding against it, which violation could reasonably be expected to have, individually or in the aggregate with all such other violations, a material adverse effect on the Buyer's business.

     5.2.5 Qualification. The Buyer is fully qualified under the Communications Act of 1934, as amended, and all FCC rules and regulations, to be the licensee of the Sellers' Business. The Buyer has not taken, and will not take, any knowing or voluntary action to render the Buyer disqualified under the FCC's rules and regulations to purchase the Assets on the Closing Date. There are no actions pending or, to the Buyer's knowledge, threatened against the Buyer or any director or officer of the Buyer that challenge the qualifications of the Buyer to hold the Licenses.

     5.2.6 Financial Capabilities. The Buyer has the financial ability to consummate the Transaction, and has uncommitted cash or cash equivalents or commitments from financial institutions or its shareholders for funds in amounts equal to or greater than the Cash Consideration.

     5.2.7 Capital Stock of Buyer. As of the date of this Agreement, the duly authorized capital stock of Buyer consists of 33,500,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. As of January 15, 1997, 159,600 shares of Preferred Stock were issued and outstanding and 24,521,135 shares of Common Stock were issued and outstanding. Schedule 5.2.7 to this Agreement sets forth all shares of Metrocall Common Stock which are reserved by Buyer (the "Reserved Shares") for issuance pursuant to existing contractual obligations, including shares reserved for issuance under Buyer's employee benefit plans, warrants or other rights to subscribe for or purchase or otherwise acquire any share of capital stock (or securities directly or indirectly convertible into or exchangeable or exercisable for shares of capital stock) of the Buyer.

     5.2.8 Financial Statements and Reports. Buyer has furnished to the Sellers copies of (i) the Buyer's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (ii) the Buyers Quarterly Report on Form 10-Q for the nine months ended September 30, 1996, and (iii) all other reports, statements and registration statements filed by the Buyer with the Securities and Exchange Commission since September 30, 1996 (collectively, the "SEC Filings"). The SEC Filings were prepared and filed in accordance with the rules and regulations of the SEC. As of their respective dates, the SEC Filings did not contain any untrue statement

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

of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Buyer included in the SEC Filings were prepared in accordance with generally accepted United States accounting principles as in effect from time to time applied on a consistent basis (except as otherwise noted in such financial statements) and present fairly the consolidated financial condition, results of operations and cash flows of Buyer as of the dates and for the periods indicated, subject, in the case of interim financial statements, to normal year end audit adjustments. Since September 30, 1995, (a) the Buyer has conducted its business in a manner generally consistent with prior practice and in the ordinary course, (b) there has not been any adverse change in the business, operations or financial condition of the Buyer which could reasonably be expected to result in a material adverse change in the Buyer taken as a whole and (c) there has not been any damage, destruction or loss affecting the business, assets, properties or rights of the Buyer which could reasonably be expected to result in a material change in the Buyer taken as a whole.

     5.2.9 Stock of Metrocall. The Metrocall Series B Preferred Shares and the Metrocall Common Stock and Common Stock Equivalents, if any, to be issued to Sellers pursuant to this Agreement, when so issued, will be duly and validly authorized and issued, fully paid and non-assessable and the Sellers will acquire good and valid title thereto, free and clear of any preemptive rights or Liens created by Buyer, subject to any required prior notice of issuance being given to the Nasdaq Stock Market.

                                   ARTICLE 6

                            CONDUCT PRIOR TO CLOSING

     6.1  Filing of Assignment Applications.

     As soon as practicable, the Buyer and the Sellers shall join in and file the Assignment Applications with the FCC, any PUC and any similar applications required by other agencies. The parties will cooperate and use best efforts to prosecute such applications diligently and expeditiously to a favorable conclusion. The Sellers and the Buyer mutually agree to provide, in a timely manner, whatever additional information the FCC, any PUC or other agency may request in processing such applications.

     6.2  Antitrust Laws and the Sellers.

     The Sellers will, or will cause their "ultimate parent" to, timely and promptly make all filings which are required under the Antitrust Improvements Act. The Sellers will furnish to the Buyer such information and assistance as the Buyer may reasonably request in connection with its preparation of necessary filings or submissions to any governmental agency, including, without limitation, any filings necessary under the provisions of the Antitrust Improvements Act. The Sellers will supply the Buyer with a copy of any correspondence, filing or communication (or memorandum setting forth the substance thereof) between the Sellers or their "ultimate parent" or their respective representatives, on the one hand, and the FTC, the DOJ or any other governmental agency or authority or members of their respective staffs, on the other hand, with respect to this Agreement or the Transaction contemplated hereby to the extent that any such correspondence, filing, communication or memorandum is required by the Buyer to meet its obligations under the Antitrust Improvements Act.

     6.3  Antitrust Laws and the Buyer.

     The Buyer will, or will cause its "ultimate parent" to, timely and promptly make all filings which are required under the Antitrust Improvements Act. The Buyer will furnish to the Sellers such information and assistance as the Sellers may reasonably request in connection with its preparation of necessary filings or submissions to any governmental agency, including, without limitation, any filings necessary under the provisions of the Antitrust Improvements Act. The Buyer will supply the Sellers with a copy of any correspondence, filing or communication (or memorandum setting forth the substance thereof) between the Buyer or its "ultimate parent" or their respective representatives, on the one hand, and the FTC, the DOJ or any other governmental agency or authority or members of their respective staffs, on the other hand, with

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

respect to this Agreement or the Transaction contemplated hereby to the extent that any such correspondence, filing, communication or memorandum is required by the Sellers to meet their obligations under the Antitrust Improvements Act.

     6.4  Access to Information Concerning Sellers' Business.

     Prior to the Closing Date, the Sellers shall, upon reasonable request, afford to the Buyer, its counsel, accountants and other authorized representatives, reasonable access during normal business hours to all plants, properties, books, accounts, contracts, documents, and records of the Sellers to the extent they relate to the Sellers' Business, the Assets or the Transaction in order that they may have the opportunity to make such reasonable investigations as they shall desire to make of the affairs of the Sellers' Business. The Sellers will furnish to the Buyer such existing data and information concerning the Sellers' Business, finances and properties that the Buyer may reasonably request and such additional existing financial, operating data and billing information as the Buyer shall from time to time reasonably request to facilitate the efficient transfer of billing and other accounting and management functions. Prior to Closing, the Sellers will afford the Buyer with reasonable access to the vendors, employees, and officers of the Sellers and will otherwise cooperate in all measures reasonably necessary to ensure the uninterrupted continuation of the business under Buyer's control after the Closing, provided that the Buyer will give the Sellers reasonable notice prior to the Buyer's contacting any vendor, employee, or officer. At the request of the Buyer for a period of two years after the Closing Date, the Sellers shall provide to the Buyer any historical financial information requested by the Buyer concerning the Sellers and in the possession of the Sellers, and shall cooperate with the Buyer and assist the Buyer, at the Buyer's reasonable request and at the Buyer's expense, in preparing any such financial information that is not in the possession of the Seller, in each case to permit the Buyer (or an affiliate of the Buyer) to meet any requirements that are or may become applicable to the Buyer (or such affiliate) under the Exchange Act and the rules and regulations promulgated under such acts, and/or any other Law.

     6.5  Confidentiality.

     (a) The Buyer agrees that it will, and will cause its associates, affiliates, officers, other personnel and authorized representatives to, hold in strictest confidence all Confidential Information, and will not, and will ensure that such other persons do not, disclose such information to others without the prior written consent of the Sellers; provided that the Buyer and such other persons may provide such data and information (i) to lenders, subject to the same requirements of confidentiality as set forth in this Agreement, or (ii) which is legally required to be furnished, and provided that the Buyer or such other person, as the case may be, notifies the Sellers in advance of its obligation to provide such confidential information and fully cooperates with the Sellers to protect the confidentiality of such data and information.

     (b) Each Seller agrees that it will, and will cause its associates, affiliates, officers, other personnel and authorized representatives to, hold in strictest confidence all confidential information related to the Buyer's business, and will not, and will ensure that such other persons do not, disclose such information to others without the prior written consent of the Buyer; provided that such Seller and such other persons may provide such data and information which is legally required to be furnished, and provided that such Seller or such other person, as the case may be, notifies the Buyer in advance of its obligation to provide such confidential information and fully cooperates with the Buyer to protect the confidentiality of such data and information.

     (c) Notwithstanding the foregoing provisions of this Section 6.5, the parties have agreed that any press release or public announcement with respect to the Transaction will be issued at such time after the execution of the Agreement and in such manner as the Buyer shall determine after notice to the Sellers, subject to compliance with all applicable Laws.

     6.6  Control of the Sellers' Business.

     The Transaction contemplated by this Agreement shall not be consummated until the Closing Date. Between the date of this Agreement and the Closing Date, the Buyer and its employees or agents shall not directly or indirectly control, supervise, or direct, or attempt to control, supervise, or direct, the conduct or operation of the Sellers' Business, and notwithstanding any other provision of this Agreement, such operation and conduct shall be the sole responsibility, and in the complete discretion, of the Sellers; provided, however, that this Section
6.6 shall not limit the specific rights and obligations of the Buyer and the Sellers set forth in this Agreement, none of which are intended to confer control of the Sellers or of the Sellers' Business to the Buyer.

     6.7  The Sellers' Pre-Closing Covenants.

     Except as otherwise consented to in writing by the Buyer, each Seller covenants that, throughout the period commencing on the date hereof and ending on the Closing Date, it shall:

          (a) conduct the Sellers' Business only in the ordinary course;

          (b) maintain and keep its material properties, machinery and equipment used in the Sellers' Business in the same condition in all material respects as at present, except for ordinary wear and tear;

          (c) not enter into any agreement for the purchase, sale or other disposition, or purchase, sell or dispose of, any equipment, supplies, inventory, investments or other assets, except for sales of inventory and purchases of equipment, materials and supplies in the ordinary course of business consistent with past business practices;

          (d) consistent with its past business practices, perform all its material obligations under material contracts, leases and documents relating to or affecting the Sellers' Business and, consistent with past business practices, pay all accounts payable which become due according to their terms prior to the Closing Date;

          (e) consistent with its past business practices, use its reasonable efforts to maintain and preserve the Sellers' Business including, but not limited to, maintaining and preserving the Licenses and prosecuting diligently all applications for Licenses, including any renewal applications;

          (f) comply with and perform in all material respects all obligations and duties imposed upon it by all federal, state and local laws and all rules, regulations and orders imposed by federal, state or local governmental authorities;

          (g) maintain its existence as a corporation validly existing and in good standing under the laws of its state of incorporation;

          (h) use its best reasonable efforts to assure, to the extent within its control, as soon as is reasonably practicable, the satisfaction of the conditions required to consummate the Transaction, including but not limited to, the filing and prosecution of all requests for regulatory approvals, and obtaining necessary third party consent;

          (i) use its best reasonable efforts to obtain, as soon as practicable after the date hereof, the approvals described in Section 8.2.6 below;

          (j) at its sole cost and expense, attempt to cure all noncompliance by the Sellers with the terms and conditions of Licenses issued by the FCC, including such noncompliance as is set forth on Schedule 5.1.4(a), and pay when due all costs (including attorneys' fees), damages, liabilities, fines and penalties arising out of such noncompliance; and

          (k) promptly notify the Buyer upon the Sellers' knowledge thereof of any fact, event, circumstance, or action (i) which, if known on the date hereof would have been required to be disclosed to the Buyer, or (ii) the existence or occurrence of which would cause any of the Sellers' representations or warranties not to be correct and complete in all material respects.

     6.8  The Buyer's Pre-Closing Covenants.

     Except as otherwise consented to in writing by the Sellers, the Buyer covenants that, throughout the period commencing on the date hereof and ending on the Closing Date, it shall:

          (a) consistent with its past business practices, use its reasonable efforts to maintain and preserve its business;

          (b) maintain its existence as a corporation validly existing and in good standing under the laws of its state of incorporation;

          (c) use its best reasonable efforts to assure, to the extent within its control, as soon as is reasonably practicable, the satisfaction of the conditions required to consummate the Transaction contemplated in this Agreement, including but not limited to, the filing and prosecution of all requests for regulatory approvals, and obtaining necessary third party consent; and

          (d) use its best reasonable efforts to obtain, as soon as practicable after the date hereof, the approvals described in Section 8.2.6 below.

     6.9  No Solicitation of Offers.

     Unless and until this Agreement shall have been terminated by either party pursuant to Article 9 hereof, each Seller covenants that following the date hereof it will not (and shall use its best efforts to ensure that none of its stockholders, officers, directors, agents, representatives or affiliates) take or cause, directly or indirectly, any of the following actions with any party other than the Buyer or its designees: (i) solicit, initiate, or participate in any negotiations, inquiries or discussions with respect to any offer or proposal to acquire all or a significant part of the Sellers' business, assets or capital shares whether by merger, consolidation, other business combination, purchase of assets, tender or exchange offer or otherwise (each of the foregoing, an "Acquisition Proposal"); (ii) disclose, in connection with an Acquisition Proposal, any information (except to the extent that such party would be permitted to do so under the provisions of Section 6.5 hereof) with respect to, or otherwise cooperate in any way with, or assist or participate in, any effort or attempt by any other Person to do or seek any of the foregoing; (iii) enter into or execute any agreement relating to an Acquisition Proposal; or (iv) make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal other than with respect to the transactions contemplated by this Agreement; provided however, that nothing contained herein shall prohibit the Sellers from taking any of the actions specified above if, in each case, its Board of Directors determines in good faith, after consultation with legal counsel, that such action is required by the fiduciary duties of such directors under applicable state law. Each Seller shall immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. In the event a Seller shall receive any Acquisition Proposal, directly or indirectly, of the type referred to in clause (i) above, or any request for disclosure with respect to information of the type referred to in clause (ii) above, it shall, prior to taking any action in response thereto, inform Buyer of such fact and shall, in any such notice to Buyer, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. Subject to the fiduciary obligations of the directors and officers under applicable law, Sellers agree not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which such Seller is a party. Notwithstanding the foregoing, the Sellers may not enter into a definitive agreement to transfer the Assets or any portion of the Sellers' Business to any third party until and unless this Agreement has been terminated pursuant to
Article 9 hereof.

     6.10  Risk of Loss.

     The Sellers will bear the risk of loss or damage to the Assets resulting from fire, theft, or other casualty at all times prior to Closing. If any such loss or damage is so substantial as to prevent normal operation of any material portion of the Sellers' Business or the replacement or restoration of the lost or damaged material Asset within 30 days after the occurrence of the event resulting in such loss or damage, the Sellers will immediately notify the Buyer and the Buyer, at any time within 10 days after receipt of such notice, may elect by written notice to the Sellers either (a) to waive such defect and proceed toward consummation of the acquisition of the Assets in accordance with the terms hereof, or (b) terminate this Agreement. If the Buyer elects to so terminate this Agreement, the Buyer and the Sellers will be discharged of any and all obligations hereunder, except those under Section 6.5 and Article 9 hereof. If the Buyer elects to consummate the Transaction contemplated by this Agreement, there will be no separate adjustment in the Purchase Price related to such loss or damage but all insurance proceeds payable as a result of the occurrence of the event resulting in such loss or damage will be delivered by the Sellers to the Buyer, or the rights to such proceeds will be assigned by the Sellers to the Buyer and the Sellers will pay to the Buyer (or the Buyer may withhold from the Purchase Price) an amount equal to any deductible amount charged to the Sellers against the proceeds due for such loss.

                                   ARTICLE 7

                        COVENANTS RELATING TO EMPLOYMENT
                              AND EMPLOYEE MATTERS

     7.1  Offer of Employment.

     The Buyer shall make an offer of ongoing employment to such persons selected by the Buyer on or before the Closing Date. Such offer shall be for comparable employment and shall be effective as of the Closing Date under substantially the same compensation arrangements including benefits (but excluding pension plans) and with job duties located within a reasonable commuting distance of the work location to which each person was assigned prior to the Closing Date. Employees of the Sellers who accept said offer and become employees of the Buyer are hereinafter referred to as "Transferred Employees." Included among the Buyer's Employee Benefit Plans shall be a "group health plan" as defined in Section 5000(b)(1) of the Internal Revenue Code, which plan shall contain no exclusion or limitation with respect to any preexisting condition of any Transferred Employee or Transferred Employee's spouse or dependents provided that such Transferred Employee has been enrolled in the Sellers' group health plan. For purposes of the preceding sentence, the phrase "exclusion or limitation with respect to any preexisting condition" shall have the same meaning as in Section 602(2)(D) of ERISA, except that an "exclusion or limitation with respect to any preexisting condition" which is currently applicable to such Transferred Employee or his or her spouse or dependents need not be considered by the Buyer an "exclusion or limitation with respect to any preexisting condition" for such purposes.

     7.2  Wage and Withholding Reporting Obligations.

     The Sellers and the Buyer agree that, pursuant to the "Alternative Procedure" provided in Section 5 of Revenue Procedure 84-77, 1984-2 C.B. 753, with respect to filing and furnishing forms W-2, W-3, and 941, (a) the Sellers and the Buyer shall each report on a predecessor-successor basis as set forth therein, (b) the Sellers shall be relieved from furnishing Forms W-2 to the Transferred Employees, and (c) the Buyer shall assume the obligations of the Sellers to furnish Forms W-2 to the Transferred Employees (without regard to the actual length of employment with the Buyer) for the full calendar year in which the Closing occurs. The Sellers shall fully cooperate with the Buyer to allow it to fulfill its obligations hereunder.

                                   ARTICLE 8

                              CONDITIONS PRECEDENT

     8.1 Conditions Precedent to Obligations of Parties.

     The respective obligations of the Buyer, on the one hand, and the Sellers, on the other, to consummate the Transaction to be consummated at Closing are subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions:

     8.1.1 No Injunction, Etc. No preliminary or permanent injunction or other order shall have been issued by any federal or state court of competent jurisdiction in the United States or by any United States federal or state governmental or regulatory body nor any statute, rule, regulation or executive order promulgated or enacted by any United States federal or state governmental authority which restrains, enjoins or otherwise prohibits the Transaction contemplated hereby and shall remain in effect.

     8.1.2 FCC and Other Approvals. The FCC, and if required, any PUC, shall have granted its consent and approval to the assignment or transfer of the Licenses from Sellers to the Buyer. This condition shall be deemed to be satisfied once all such consents and approvals have become Final Orders.

     8.1.3 Antitrust Improvements Act. Any waiting period under the Antitrust Improvements Act applicable to the consummation of the Transaction contemplated hereby shall have expired.

     8.1.4 No Proceeding or Litigation. No suit, action or proceeding before any court or any governmental or regulatory authority shall have been commenced and be pending by any governmental or regulatory authority, no investigation by any governmental or regulatory authority shall have been commenced and be pending, against any of the parties hereto or any of their affiliates, associates, officers or directors seeking to restrain, prevent or change in any material respect the Transaction contemplated hereby or seeking material damages in connection with any such Transaction.

     8.2  Conditions Precedent to Obligations of the Buyer.

     In addition to the conditions set forth in Section 8.1, the obligations of the Buyer to consummate the Transaction to be consummated at the Closing are subject to the satisfaction, at or prior to the Closing Date, of each of the additional conditions set forth below:

     8.2.1 Accuracy of Representations and Warranties. The representations and warranties of the Sellers contained herein or any certificate delivered pursuant to this Agreement shall be deemed made again at Closing and shall be true in all material respects as though made on and as of the Closing Date. Notwithstanding anything to the contrary contained in this Agreement, the Buyer and the Sellers agree that the Buyer shall not terminate this Agreement or elect not to close the Transaction if a Material Adverse Change shall have occurred.

     8.2.2 Performance of Agreements. Each of the Sellers shall have performed in all material respects, all obligations and agreements, and complied in all material respects with all covenants and conditions contained in this Agreement, to be performed or complied with by it prior to or at the Closing Date.

     8.2.3 Certificates. The Buyer shall have received a certificate from each Seller, dated the Closing Date, signed by the President or any authorized Vice President of such Seller, to the effect that, to the best of the knowledge, information and belief of such officer, the conditions specified in Section
8.2.1 and Section 8.2.2 have been satisfied.

     8.2.4 Opinion of Counsel for the Sellers. The Buyer shall have received an opinion of the Sellers' counsel and the Sellers' FCC Counsel, in each case dated the Closing Date, addressed to the Buyer and in each case in a form customary for transactions of the nature contemplated by this Agreement.

     8.2.5 Other Deliveries. The Sellers shall have delivered to the Buyer at the Closing the following:

          (a) a certificate of incumbency for the officers executing documents on behalf of the Sellers and certified copies of the resolutions duly adopted by the directors of each of the Sellers, and signed by the Secretary or Assistant Secretary, each authorizing the Transaction contemplated by this Agreement;

          (b) a certificate of the Secretary or Assistant Secretary certifying the resolutions referred to in Section 8.2.5(a) have not been rescinded, modified, or withdrawn and that such resolutions are in full force and effect as of the Closing Date;

          (c) accurate and complete copies of all Licenses listed on Schedule 5.1.4(b) and all Licenses acquired after the date hereof and prior to the Closing;

          (d) evidence satisfactory to Buyer of the release of any and all Liens not constituting Permitted Liens; and

          (e) such further certificates and documents evidencing consummation by the Sellers of the transactions contemplated hereby as the Buyer shall reasonably request.

     8.2.6 Consents and Filings. The Sellers shall have made each of the notice filings described in clause (iii)(a) of Section 5.1.3.

     8.3  Conditions Precedent to the Obligations of the Sellers.

     In addition to the conditions set forth in Section 8.1, the obligations of the Sellers to consummate the Transaction to be consummated at the Closing are subject to the satisfaction, at or prior to the Closing Date, of each of the additional conditions set forth below.

     8.3.1 Accuracy of Representations and Warranties. The representations and warranties of the Buyer contained herein shall be deemed made again at Closing and shall be true at and as of the Closing Date.

     8.3.2 Performance of Agreements. The Buyer shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement, to be performed or complied with by it prior to or at the Closing Date.

     8.3.3 Payment of Purchase Price. The Sellers shall have received satisfactory evidence of payment of the Purchase Price at Closing in accordance with Section 4.1.

     8.3.4 Opinion of Counsel for the Buyer. The Sellers shall have received an opinion of the Buyer's Counsel, dated the Closing Date, in a form customary for transactions of the nature contemplated by this Agreement.

     8.3.5 Other Deliveries. The Buyer shall have delivered to the Sellers at the Closing the following:

          (a) a certificate of incumbency for the officers executing the documents on behalf of the Buyer and certified copies of the resolutions duly adopted by the directors of the Buyer, and signed by the Secretary or Assistant Secretary, each authorizing the Transaction contemplated by this Agreement;

          (b) a certificate of the Secretary or Assistant Secretary certifying that the resolutions referred to in Section 8.3.5(a) have not been rescinded, modified or withdrawn and that such resolutions are in full force and effect as of the Closing Date; and

          (c) such further certificates and documents evidencing the consummation by the Buyer of the transactions contemplated hereby as the Sellers shall reasonably request.

     8.3.6 Registration Rights Agreements. (a) The Buyer shall have entered into a Registration Rights Agreement substantially in the form of Exhibit 8.3.6(a) with the Parent and the stockholders of Parent that are parties to the Stockholders' Agreement described in Section 2.5(a) of this Agreement.

     (b) The Buyer and Sellers shall have entered into a Registration Rights Agreement substantially in the form of Exhibit 8.3.6(b).

     8.3.7 Stockholder Approval. This Agreement and the Transaction shall have been approved by the stockholders of Parent in accordance with New York law.

     8.4  Waiver of Conditions.

     The Buyer, in its discretion, may waive, in whole or in part, at or prior to the Closing Date, the failure of satisfaction of any of the conditions precedent to its obligations set forth herein. The Sellers may, in their discretion, waive, in whole or in part, at or prior to the Closing Date, the failure of satisfaction of any of the conditions precedent to its obligations set forth herein. No such waiver by the Buyer or the Sellers shall be effective unless made in writing.

                                   ARTICLE 9

                            TERMINATION AND DEFAULT

     9.1  General.

     This Agreement may be terminated and the Transaction contemplated hereby may be abandoned at any time, but not later than the Closing Date, as set forth below.

     9.1.1 Mutual Consent. This Agreement may be terminated by the mutual consent of the Buyer and the Sellers.

     9.1.2 Order or Decree. This Agreement may be terminated by the Sellers or the Buyer, if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Transaction contemplated hereby (including, but not limited to, FCC denial of the Assignment Applications) and such order, decree, ruling or other action shall have become final and nonappealable.

     9.1.3  Failure of Conditions.

          (a) The Agreement may be terminated by the Sellers upon five (5) days written notice to the Buyer, in the event that any of the conditions precedent to the Sellers' obligations set forth in Section 8.1 and Section
     8.3 with respect to the Buyer are not satisfied at or during the respective times therein indicated (other than by reason of the material breach by such terminating party of any of its representations, warranties, covenants, or agreements set forth herein) and such conditions are not either (i) cured by the Buyer within five (5) days after the Sellers give the Buyer such notice, or (ii) waived by the Sellers at or prior to the Closing Date.

          (b) This Agreement may be terminated by the Buyer upon five (5) days written notice to the Sellers, in the event that any of the conditions precedent to the Buyer's obligations set forth in Section 8.1 and Section
     8.2 with respect to the Sellers are not satisfied at or during the respective times therein indicated (other than by reason of the material breach by such terminating party of any of its representations, warranties, covenants, or agreements set forth herein) and such conditions are not either (i) cured by the Sellers within five (5) days after the Buyer gives the Sellers such notice, or (ii) waived by the Buyer at or prior to the Closing Date.

     9.1.4 Casualty Loss. This Agreement may be terminated by the Buyer as set forth in Section 6.10.

     9.1.5 Pre-Closing Breach. This Agreement may be terminated by the Buyer or Sellers as set forth in Section 11.3(b)

     9.1.6  Acquisition Proposal; Break-Up Fee.

          (a) Parent may terminate this Agreement upon five (5) days written notice to Buyer, if Parent receives an Acquisition Proposal that is financially superior to the transactions contemplated hereby and is reasonably capable of being financed (as determined in each case in good faith by the Parent's board of directors after consultation with the Parent's financial advisers). Prior to any such termination however, Sellers agree to negotiate in good faith with Buyer to make such adjustments in the terms and conditions of this Agreement so as to enable Buyer to match or better the Acquisition Proposal.

          (b) If Parent exercises its termination rights under this Section 9.1.6, upon the closing of the transactions contemplated by an Acquisition Proposal, Parent shall pay Buyer, out of the resulting proceeds, a "break-up" fee of $4 million, plus $2 million for all fees and expenses incurred by Buyer in connection with this Agreement in cash by wire transfer. Such payment shall be made at the date of closing of the Acquisition Proposal transactions. If the transactions contemplated by such Acquisition Proposal fail to close for any reason, Sellers shall, within thirty (30) days of termination or abandonment of the Acquisition Proposal transactions, enter into an agreement with Buyer to consummate a transaction on substantially the same terms as are contained in this Agreement.

     9.1.7 Outside Date. This Agreement may be terminated by either Sellers or Buyer if the Closing shall not have occurred on or prior to July 1, 1997; provided, however, that no party may exercise its rights under this Section
9.1.7 if such party is in material breach or default under this Agreement.

     9.2  Procedure Upon Termination.

     In the event of the termination and abandonment of this Agreement, written notice thereof shall promptly be given to the other parties hereto and this Agreement shall terminate, all further obligations of the parties hereunder to satisfy the conditions precedent to the Closing shall terminate, and the Transaction contemplated hereby shall be abandoned without further action by any of the parties hereto except that Section 6.5 (Confidentiality) shall survive such termination or abandonment.

     9.3  Effect of Termination.

     Nothing in this Article 9 shall relieve any party hereto of any liability for breach of this Agreement.

                                   ARTICLE 10

                           POST-CLOSING TRANSACTIONS

     10.1  Transition.

     The Sellers shall cooperate with the Buyer and agree to use their best efforts to assist the Buyer in a smooth transition of the ownership of the Assets on the Closing Date, including the preservation of the continued services of the employees of the Sellers that the Buyer wishes to retain and the preservation for the Buyer of the goodwill of the Sellers' suppliers, customers and others having business relations with the Sellers.

     10.2  Access To Books and Records.

     After the Closing, the Sellers shall allow representatives of the Buyer reasonable opportunity from time to time during normal business hours to inspect and copy records which pertain to the operation of the Sellers' Business prior to the Closing Date and which are not transferred to the Buyer hereunder. After the Closing, the Buyer shall allow representatives of the Sellers reasonable opportunity from time to time during normal business hours to inspect and copy records which pertain to the operation of the Sellers' Business prior to the Closing Date and which are transferred to the Buyer hereunder.

     10.3  Assignment and Further Assurances.

     To the extent that all real property interests, contractual rights and other Assets used in the Sellers' Business are not effectually transferred at Closing to the Buyer, the Sellers will take all reasonably necessary action to effectuate such assignments. In the event the Sellers are unable to obtain any consent to assignment or otherwise are not reasonably able to effectuate such assignments (including, but not limited to, the assignment of those contracts listed on Schedule 5.1.15), the Sellers shall take reasonable action necessary to give the Buyer the substantial benefit of such property interests, contractual rights, or other Assets.

     10.4  Confidentiality of Customer Lists.

     All documents and computer files containing the names and addresses of the paging customers of the Sellers shall become Buyer's property as of the Closing, and all copies thereof shall be turned over to the Buyer, and shall not be retained or used in whole or part by the Sellers, or any of their affiliates after the Closing.

                                   ARTICLE 11

                          INDEMNIFICATION AND SURVIVAL

     11.1  Indemnification by the Sellers.

     The Sellers shall, jointly and severally, indemnify and hold harmless the Buyer from and against any and all claims, losses, damages, liabilities and expenses (including, without limitation, settlement costs and any legal, accounting and other expenses for investigating or defending any actions or threatened actions), net of income tax benefits and insurance proceeds, if any ("Damages"), incurred by the Buyer, in connection with each and all of the following:

          (a) Any breach of any representation or warranty made by Sellers in this Agreement (unless waived in writing by the Buyer prior to the Closing);

          (b) The breach of any covenant, agreement or obligation of the Sellers contained in this Agreement or any other certificate or document delivered pursuant to this Agreement (unless waived in writing by the Buyer prior to the Closing);

          (c) Claims arising out of the operation of the Sellers' Business before Closing;

          (d) Costs and damages arising out of that those pending tax assessments/audits described on Schedule 5.1.6 and that litigation described on Schedule 5.1.7;

          (e) The failure of the Sellers to obtain the protection afforded by compliance with the notification requirements of the Bulk Sales Laws in force in the jurisdictions in which such laws may be applicable to the Sellers or the Transaction contemplated by this Agreement. The Sellers covenant and agree to pay and discharge, in due course, all claims of creditors which may be asserted against the Buyer by reason of such noncompliance, to the extent, and in the respective dollar amounts, if any, that such liabilities or obligations are not assumed by the Buyer under this Agreement; and the Sellers shall indemnify the Buyer against and hold it harmless with respect to any losses suffered by the Buyer by reason of the failure of the Sellers to pay or discharge such claims;

          (f) Costs (including reasonable attorneys' fees), damages, liabilities, fines and penalties arising out of any noncompliance by the Sellers with the terms and conditions of Licenses issued by the FCC, including such noncompliance as is set forth on Schedule 5.1.4(a); and

          (g) any Excluded Liability.

     Notwithstanding the foregoing, the Buyer shall not be entitled to indemnification hereunder until such time as the amount of Damages incurred by the Buyer exceeds $50,000, at which time the Buyer shall be entitled to indemnification for all Damages in excess of $50,000, provided however that the foregoing shall not apply to determination of, or adjustments to, the Purchase Price set forth in Article 4 or to the Sellers' indemnification obligations set forth in Section 11.1(d) .

     11.2  Indemnification by the Buyer.

     The Buyer shall indemnify and hold harmless the Sellers from and against any and all Damages incurred by the Sellers, in connection with each and all of the following:

          (a) Any breach of any representation or warranty made by the Buyer in this Agreement (unless waived in writing by the Sellers prior to the Closing);

          (b) The breach of any covenant, agreement or obligation of the Buyer contained in this Agreement or any other instrument contemplated by this Agreement (unless waived in writing by the Sellers prior to the Closing);

          (c) any claim arising out of the operation of the Assets after Closing; and

          (d) any Assumed Liabilities.

     11.3  Claims for Indemnification.

     (a) If prior to the Closing Date the Buyer obtains actual knowledge of the breach of any representation, warranty or covenant made by the Sellers in this Agreement, which breach shall, in Buyer's good faith estimation, cost less than $500,000 to cure, then the Buyer shall promptly notify the Sellers thereof in writing. If such breach is capable of being cured, the Sellers shall attempt to cure the same at Sellers' sole cost and expense. If the Sellers are unable to cure the same after reasonable and diligent efforts, or if the same is not capable of being cured, Buyer shall consummate the Agreement, and be entitled to seek indemnification for any Damages suffered pursuant to Section 11.1 hereof.

     (b) If prior to the Closing Date the Buyer obtains actual knowledge of the breach of any representation, warranty or covenant made by the Sellers in this Agreement, which breach shall, in Buyer's good faith estimation, cost $500,000 or more to cure, then the Buyer shall promptly notify the Sellers thereof in writing. If such breach is capable of being cured, the Sellers, in their sole discretion, may attempt to cure the same at Sellers' sole cost and expense. If the Sellers are unable or unwilling to cure the same, or if the same is not capable of being cured, Sellers or Buyer (if such party is not in material breach or default under this Agreement) may elect to terminate this Agreement upon five (5) days written notice. Buyer shall in either instance retain all its remedies for such breach. If neither Buyer nor Sellers elect to terminate the Agreement notwithstanding such breach, Buyer shall be entitled to seek indemnification for any Damages suffered as a result of such breach, except as set forth in Section 6.10.

     (c) In no event shall Sellers' liability for indemnification exceed the Purchase Price.

     (d) Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the "indemnified party") shall promptly notify the other party (the "indemnifying party") of the claim and, when known, the facts constituting the basis for such claim. In the event of any claim for indemnification hereunder resulting from or in connection with any claim or legal proceedings by a third party, the notice to the indemnifying party shall specify, if known, the amount of the liability arising therefrom. The indemnified party shall not settle or compromise any claim by a third party for which it is entitled to indemnification hereunder, without the prior written consent of the indemnifying party (which shall not be unreasonably withheld) unless suit shall have been entered against it and the indemnifying party shall not have taken control of such suit after notification thereof as provided in this Section 11.3.

     11.4  Defense by Indemnifying Party.

     In connection with any claim giving rise to a right of indemnification hereunder resulting from or arising out of any claim or legal proceeding by a person who is not a party to this Agreement, the indemnifying party at its sole cost and expense may, upon written notice to the indemnified party assume the defense of any such claim or legal proceeding if it acknowledges to the indemnified party in writing its obligations to indemnify the indemnified party with respect to all elements of such claim. The indemnified party shall be entitled to participate in (but not control) the defense of any such action, with its counsel and at its own expense. If the indemnifying party does not assume the defense of any such claim or litigation resulting therefrom, (a) the indemnified party may defend against such claim or litigation, in such manner as it may deem appropriate, including, but not limited to, settling such claim or litigation, after giving notice of the same to the indemnifying party, on such terms as the indemnified party may deem appropriate, and (b) the indemnifying party shall be entitled to participate in (but not control) the defense of such action, with its counsel and at its own expense. If the indemnifying party thereafter seeks to question the manner in which the indemnified party defended such third party claim or the amount or nature of any such settlement, the indemnifying party shall have the burden to prove by a preponderance of the evidence that the indemnified party did not defend or settle such third party claim in a reasonably prudent manner.

     11.5  Manner of Indemnification.

     Subject to Section 11.4 above, the obligations of the indemnifying party hereunder shall be effected by payment of cash or delivery of a certified or cashier's check in the amount of the indemnification liability. If the Buyer is the indemnified party under this Article 11, the Buyer shall recover the amount of its Damages from the escrowed funds in accordance with the terms of the Escrow Agreement before seeking any recovery from the Sellers, and the Buyer and the Sellers shall promptly execute and deliver to the Escrow Agent written instructions directing the Escrow Agent to disburse to the Buyer a portion of the escrowed funds in the amount of the Buyer's Damages.

     11.6  Survival of Representations and Warranties.

     All covenants and obligations to be performed after the Closing Date contained in this Agreement or in any other certificate or document delivered pursuant to this Agreement shall survive the Closing. All representations and warranties contained in this Agreement or in any other certificate or document delivered pursuant to this Agreement shall survive the Closing for a period of eighteen (18) months. The waiver of any condition, other than as provided by
Section 8.4, based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, reimbursement, or other remedy based upon such representations, warranties, covenants or obligations.

                                   ARTICLE 12

                                 MISCELLANEOUS

     12.1  Brokers.

     Except as disclosed on Schedule 12.1, the Transaction has been and shall be carried on by the Buyer directly with the Sellers and in such manner as not to give rise to any valid claims against the Sellers or the Buyer for a brokerage commission, finder's fee or other like payment and each party agrees to indemnify and hold the other harmless from and against any claims for brokerage commissions or finder's fees insofar as such claims shall be alleged to be based upon arrangements or agreements made by the indemnifying party or in its behalf. Such indemnity shall include the cost of reasonable counsel fees in connection with the defense of any such claims.

     12.2  Notices.

     Except as otherwise provided, all notices which are permitted or required under this Agreement shall be in writing and shall be deemed given when delivered personally, by fax, telex or telegram, or if sent by mail, five (5) business days after being mailed by registered or certified mail, postage prepaid, or by such other method (including air courier) which provides for a signed receipt upon delivery, addressed as follows, or to such other person or address as may be designated by notice to the other party:

        If to the Buyer, to:

        Metrocall, Inc.
        6677 Richmond Highway
        Alexandria, Virginia 22306
        Attn: Vincent D. Kelly
        Chief Financial Officer and Treasurer
        Fax Number: (703) 768-9625

        with a copy (which shall not constitute notice) to:

        Wilmer, Cutler & Pickering,
        2445 M Street, N.W.
        Washington, D.C. 20037
        Attn: George P. Stamas or Thomas W. White
        Fax Number: (202) 663-6363
        or if to the Sellers, to:

        Bariston Associates, Inc.
        One International Place
        Boston, Massachusetts 02110
        Attn: David A. Barry
        Fax Number: (617) 330-8951

        with a copy (which shall not constitute notice) to:

        Stroock & Stroock & Lavan
        Seven Hanover Square
        New York, New York 10004
        Attn: Martin H. Neidell
        Fax Number: 212-806-6006

     12.3  Expenses of Transfer.

     Buyer and Sellers shall share equally all transfer, documentary, recordation, sales or other taxes or fees assessed or levied in connection with the sale of the Assets, regardless of whether Sellers or Buyer is obligated for collection and remittance of the Transaction Taxes. The Sellers shall cooperate with the Buyer in the filing for any such available exemptions. The Sellers and the Buyer shall share equally the filing fees, if any, required by the FCC or any PUC. The Buyer shall pay the filing fee relating to any filing required in accordance with the Antitrust Improvements Act. All other expenses incurred in connection with the negotiation, preparation, execution, and performance of this Agreement shall be paid by the party incurring such expenses.

     12.4  Assignment.

     This Agreement and the Transaction contemplated herein may not be assigned or otherwise transferred, in whole or in part, by operation of law or otherwise without the prior written consent of the other party; provided however that the Buyer may assign any or all of its rights to purchase the Assets under this Agreement to a subsidiary of the Buyer but such assignment shall not release, affect or reduce in any way the Buyer's obligations to the Sellers hereunder.

     12.5  Counterparts.

     This Agreement may be executed in two or more counterparts, each of which when so executed and delivered, shall be an original instrument, but such counterparts together shall constitute a single agreement.

     12.6  Entire Agreement.

     This Agreement, including all schedules and exhibits hereto, and all certificates and documents executed and delivered in connection with this Agreement, when executed and delivered, constitute the entire agreement of the parties, superseding and extinguishing all prior agreements (including the Initial Agreement) and understandings, representations and warranties, relating to the subject matter hereof, except for the Confidentiality Agreement dated January 5, 1996 between the Buyer and Daniels & Associates L.P., on behalf of the Sellers, which shall remain in full force and effect (the "Confidentiality Agreement"). To the extent that any of the terms of the Confidentiality Agreement conflict with this Agreement, the terms of this Agreement shall supersede and control.

     12.7  Governing Law.

     This Agreement and the rights and obligations of the parties hereunder shall be governed by the substantive laws of the State of Delaware applicable to contracts made and to be performed therein, without reference to the principles of conflicts of laws.

     12.8  Headings.

     The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     12.9  Severability.

     Any provision of this Agreement which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability, provided that such invalidity or unenforceability does not deny any party the material benefits of the transaction for which it has bargained, such invalidity or unenforceability shall not affect in any way the remaining provisions hereof.

     12.10  Modification and Amendment.

     This Agreement may not be modified or amended except by written agreement specifically referring to this Agreement and signed by the parties hereto.

     12.11  Waiver.

     No waiver of a breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

     12.12  Parties Obligated and Benefited.

     Subject to the limitations set forth below, this Agreement will be binding upon the parties hereto and their respective assignees and successors in interest and will inure solely to the benefit of such parties and their respective assigns and successors in interest, and no other person will be entitled to any of the benefits conferred by this Agreement.

     12.13  Attorneys' Fees.

     In the event of any action or suit based upon or arising out of any alleged breach by any party of any representation, warranty, covenant, or agreement contained in this Agreement, the prevailing party will be entitled to recover reasonable attorneys' fees and other costs of such action or suit from the other party.

     12.14  Rights to Specific Performance.

     The Sellers acknowledge that the unique nature of the Assets to be purchased by the Buyer pursuant to this Agreement renders money damages an inadequate remedy for the breach by the Sellers of their obligations under this Agreement, and the Sellers agree that in the event of such breach, the Buyer will upon proper action instituted by it, be entitled to a decree of specific performance of this Agreement in lieu of any monetary damages for such breach.

     12.15  Actions.

     The parties will execute and deliver to the other, from time to time at or after the Closing, for no additional consideration and at no additional cost to the requesting party, such further assignments, certificates, instruments, records, or other documents, assurances or things as may be reasonably necessary to give full effect to this Agreement and to allow each party fully to enjoy and exercise the rights accorded and acquired by it under this Agreement.

     12.16  Terms.

     Terms used with initial capital letters will have the meanings specified, applicable to both singular and plural forms, for all purposes of this Agreement. The word "include" and derivatives of that word are used in this Agreement in an illustrative sense rather than limiting sense.

     12.17  Construction.

     This Agreement has been negotiated by the parties and their respective legal counsel, and legal or equitable principles that might require the construction of this Agreement or any provision of this Agreement against the party drafting will not apply in any construction or interpretation of this Agreement.

     12.18  Buyer Stockholder Approval of Certain Matters.

     The Buyer's board of directors has adopted resolutions (1) recommending that the provisions of Section 5 of the Certificate of Designation regarding conversion of the Metrocall Series B Preferred Shares into Metrocall Common Stock be approved by the shareholders of the Buyer, and directing that such proposal be submitted to the holders of Metrocall Common Stock for a vote at the next meeting of shareholders of the Buyer in accordance with applicable Delaware law; and (2) approving an amendment to the Buyer's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 33,500,000 shares to 60,000,000 shares, directing that such amendment be presented to the holders of Common Stock for a vote at the next meeting of shareholders of the Buyer in accordance with applicable Delaware law and recommending that the holders of Common Stock approve the amendment (the "Stockholder Proposals"). The Buyer will take all action reasonably necessary or appropriate to solicit and obtain proxies and votes in favor of the Stockholder Proposals from the holders of the requisite percentage of Metrocall Common Stock. The Buyer will use reasonable best efforts to obtain from the stockholders of Buyer listed on
Schedule 12.18 attached hereto an agreement, by an instrument, in form and substance satisfactory to the Sellers, to vote all the capital stock of Buyer owned by them in favor of the Stockholder Proposals. Prior to the approval of the second Stockholder Proposal described above, Buyer agrees not to increase the number of Reserved Shares or to issue any shares of capital stock (except from the Reserved Shares) other than pursuant to this Agreement. As soon as practicable after the approval of the second Stockholder Proposal by the holders of the Common Stock, the Buyer will reserve not less than 3,500,000 shares of Common Stock for issuance upon conversion of the Metrocall Series B Preferred Shares and will cause any Common Stock Equivalents to be converted to Common Stock.

     Section 12.19  Transfers of Series B Preferred Shares.

     The Sellers may not transfer any of the Series B Preferred Shares received as part of the Purchase Price, except that the Sellers may transfer shares of Series B Preferred Shares to other persons or entities ("Permitted Transferees") if each such Permitted Transferee meets the following conditions: 1) the Permitted Transferee agrees to be bound by the provisions of Exhibit 12.19 and the Registration Rights Agreement described in Section 8.3.6(b) by an instrument satisfactory in form and substance to the Buyer, and 2) after such transfer, the total number of beneficial owners of Metrocall Series B Preferred Shares (as defined in Rule 13d-3 under the Exchange Act), does not exceed 10. In order to facilitate compliance with this restriction, the Sellers will, prior to effecting any transfer, provide to the Buyer such information as the Buyer shall reasonably request as to the identity of the proposed transferee, and the Buyer will provide the Permitted Transferee with such information as the Permitted Transferee reasonably requests regarding the number of beneficial owners of Metrocall Series B Preferred Shares.

                  [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, each of the Buyer, the Parent, and the Sellers has caused this Agreement to be executed under seal individually or by its duly authorized representatives, officers or agents on the date first written above.

WITNESS:                                          METROCALL, INC., a Delaware corporation,
                                                  Buyer

---------------------------------------------     By: /s/  Vincent D. Kelly              (SEAL)
                                                  --------------------------------------------
                                                  Its: Chief Financial Officer
                                                  ---------------------------------------------

                                                  PAGE AMERICA GROUP, INC., a New York
                                                  corporation

---------------------------------------------     By: /s/  David A. Barry                (SEAL)
                                                  --------------------------------------------
                                                  Its: Chairman
                                                  ---------------------------------------------

                                                  PAGE AMERICA OF NEW YORK, INC., a New York
                                                  corporation

---------------------------------------------     By: /s/  David A. Barry                (SEAL)
                                                  --------------------------------------------
                                                  Its: Chairman
                                                  ---------------------------------------------

                                                  PAGE AMERICA OF ILLINOIS, INC., an Illinois
                                                  corporation

---------------------------------------------     By: /s/  David A. Barry                (SEAL)
                                                  --------------------------------------------
                                                  Its: Chairman
                                                  ---------------------------------------------

                                                  PAGE AMERICA COMMUNICATIONS OF INDIANA, INC.,
                                                  an Indiana corporation

---------------------------------------------     By: /s/  David A. Barry                (SEAL)
                                                  --------------------------------------------
                                                  Its: Chairman
                                                  ---------------------------------------------

                                                  PAGE AMERICA OF PENNSYLVANIA, INC., a
                                                  Pennsylvania corporation

---------------------------------------------     By: /s/  David A. Barry                (SEAL)
                                                  --------------------------------------------
                                                  Its: Chairman
                                                  ---------------------------------------------

                                                                      APPENDIX B

                            PAGE AMERICA GROUP, INC.

                  PLAN OF COMPLETE LIQUIDATION AND DISSOLUTION

     This Plan of Complete Liquidation and Dissolution (the "Plan") of Page America Group, Inc. ("the "Corporation") provides for the transfer of substantially all of the assets and certain of the liabilities of the Corporation to Metrocall, Inc., a Delaware corporation ("Metrocall") in consideration of the issuance by Metrocall to the Corporation of cash and various of its securities followed by the complete liquidation and voluntary dissolution of the Corporation pursuant to the New York Business Corporation Law (the "BCL").

     The Plan shall become effective on the date on which the Plan is approved by the affirmative vote of the holders of at least two-thirds of the votes entitled to be voted thereon by all shareholders of the Corporation. Upon the approval of the Plan by the shareholders, the officers of the Corporation are authorized and directed to wind up the affairs of the Corporation in the manner provided in the BCL by collecting all sums due to the Corporation, converting into cash all assets of the Corporation not to be distributed in kind to the shareholders, paying or providing for the liabilities of the Corporation (including any taxes and the expenses of liquidating and dissolving the Corporation) and doing, or causing to be done, all such other action as may be necessary or appropriate in order to carry out the Plan, including, but not limited to, the following:

          1. In connection with the liquidation and dissolution of the Corporation pursuant to the Plan, the Corporation shall enter into and effect the transactions contemplated by the proposed Amended and Restated Asset Purchase Agreement (the "Acquisition Agreement") between the Corporation and Metrocall, pursuant to which substantially all the assets of the Corporation will be purchased by Metrocall.

          2. Upon the closing of the transactions contemplated by the Acquisition Agreement, and, thereafter, the Corporation shall continue in existence for the sole purpose of winding up the affairs of the Corporation in accordance with the Plan and shall not engage in any business activities other than activities related to the implementation of the Plan. From and after such time, the directors and officers of the Corporation as of such date shall continue in office solely for the foregoing purposes.

          3. Within 30 days after the effective date of the Plan, the proper officers of the Corporation shall execute and file Form 966 with the Internal Revenue Service in accordance with the instructions to Form 966.

          4. Upon approval of the Plan by the shareholders and the closing of the transactions contemplated by the Acquisition Agreement, the proper officers of the Corporation shall take all such actions as they, or any of them, deem necessary, advisable, convenient or proper to (a) collect all sums due to the Corporation and convert into cash all assets of the Corporation that are not to be distributed in kind to its shareholders, and
     (b) settle, pay and discharge, or otherwise provide for, all of the remaining liabilities of the Corporation, including the costs and expenses incurred in carrying out the Plan, and, in connection therewith, the officers of the Corporation, or any of them, are hereby authorized, inter alia, to deliver securities of Metrocall received by the Corporation pursuant to the Acquisition Agreement in payment of such liabilities and/or to sell any or all of such securities of Metrocall and apply the proceeds of the sale of such securities to the payment of such liabilities.

          5. After all of the liabilities of the Corporation have been settled and discharged, or otherwise provided for, the proper officers of the Corporation shall distribute to the shareholders of the Corporation, in complete cancellation and redemption of all outstanding shares of the Corporation's capital stock, all remaining assets of the Corporation, either in cash or in kind as such officers shall determine, in accordance with their respective rights and preferences under the BCL, the Articles of Incorporation of the Corporation and any instruments governing the rights of the shareholders upon the liquidation of the Corporation, after giving to each holder of any outstanding convertible security, option and/or warrant such notice and opportunity to convert such convertible security or exercise such option or warrant as shall be required pursuant to the terms of the instruments under which convertible securities, options and warrants were issued and are outstanding; provided, however, that the Corporation may retain any assets as may be reasonably necessary to satisfy claims, including unascertained, contingent, conditional or unmatured liabilities or expenses, and as are specifically set aside for such purpose.

          6. Promptly after the liquidation and winding up of the Corporation, the proper officers of the Corporation are hereby authorized to execute and file all documents required by the BCL, including Articles of Dissolution with the New York Department of State. The proper officers of the Corporation shall also take all such other action as shall be necessary or appropriate to cause the Corporation to withdraw from all other jurisdictions in which it is qualified to do business.

          7. The Plan shall be terminated by the Board of Directors promptly if the closing under the Acquisition Agreement does not occur.

          8. The directors and officers of the Corporation shall carry out and consummate the Plan and shall have power to adopt all resolutions, execute all documents, file all papers and take all other action they deem necessary, desirable, convenient or proper for the purpose of effecting the collection and sale of the Corporation's properties and assets, the settlement and discharge of the Corporation's liabilities and the complete liquidation and dissolution of the Corporation in accordance with the Plan.

                                                                      APPENDIX C

         SECTIONS 623 AND 910 OF THE NEW YORK BUSINESS CORPORATION LAW

Section 623. Procedure to enforce shareholder's right to receive payment for shares

     (a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

     (b) Within ten days after the shareholders' authorization date, which term as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

     (c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

     (d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

     (e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

     (f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter's rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

     (g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders' authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters' rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders' authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders' authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

     (h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

          (1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

          (2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

          (3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

          (4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders' authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder's right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert's reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

          (5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

          (6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

          (7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph
     (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

          (8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates. (i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

     (j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option: (1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or (2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply. (3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

     (k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

     (l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

     (m) This section shall not apply to foreign corporations except as provided in subparagraph (e)(2) of section 907 (Merger or consolidation of domestic and foreign corporations).

Section 910. Right of shareholder to receive payment for shares upon merger or consolidation, or sale, lease, exchange or other disposition of assets, or share exchange

     (a) A shareholder of a domestic corporation shall, subject to and by complying with section 623 (Procedure to enforce shareholder's right to receive payment for shares), have the right to receive payment of the fair value of his shares and the other rights and benefits provided by such section, in the following cases:

          (1) Any shareholder entitled to vote who does not assent to the taking of an action specified in subparagraphs (A), (B) and (C).

             (A) Any plan of merger or consolidation to which the corporation is a party; except that the right to receive payment of the fair value of his shares shall not be available: (i) To a shareholder of the parent corporation in a merger authorized by section 905 (Merger of parent and subsidiary corporations), or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations); and (ii) To a shareholder of the surviving corporation in a merger authorized by this article, other than a merger specified in subparagraph (i), unless such merger effects one or more of the changes specified in subparagraph
        (b)(6) of section 806 (Provisions as to certain proceedings) in the rights of the shares held by such shareholder.

             (B) Any sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation which requires shareholder approval under section 909 (Sale, lease, exchange or other disposition of assets) other than a transaction wholly for cash where the shareholders' approval thereof is conditioned upon the dissolution of the corporation and the distribution of substantially all of its net assets to the shareholders in accordance with their respective interests within one year after the date of such transaction.

             (C) Any share exchange authorized by section 913 in which the corporation is participating as a subject corporation; except that the right to receive payment of the fair value of his shares shall not be available to a shareholder whose shares have not been acquired in the exchange.

          (2) Any shareholder of the subsidiary corporation in a merger authorized by section 905 or paragraph (c) of section 907, or in a share exchange authorized by paragraph (g) of section 913, who files with the corporation a written notice of election to dissent as provided in paragraph (c) of section 623.

                                                                      APPENDIX D

                                                                         (DRAFT)

                                                                January   , 1997

Page America Group, Inc.
c/o Bariston Associates, Inc.
One International Place
Boston, Massachusetts 02110

Attention: Board of Directors

Gentlemen:

     Page America Group, Inc. ("Page America") and Metrocall, Inc. ("Metrocall") propose to enter into an Amended and Restated Asset Purchase Agreement (the "Agreement"), providing for the acquisition (the "Acquisition") by Metrocall of substantially all of the assets and certain of the liabilities of Page America in consideration for (a) $25 million in cash, (b) 1,500 shares of Series B Junior Convertible Preferred Stock of Metrocall having a stated value of $15 million, (c) 830,333 shares of Common Stock of Metrocall, and (d) shares of Common Stock of Metrocall or other equity securities having a value equal to $15 million, subject to adjustment based on changes in Page America's working capital deficit at September 30, 1996. The Acquisition is expected to be considered at a special meeting of the shareholders of Page America and, if approved, is expected to be consummated shortly thereafter.

     Prior to our engagement to render a fairness opinion to Page America, we were separately engaged by Page America as a financial representative to identify and solicit prospects which were qualified and interested in a purchase or merger transaction with Page America, and we will receive a fee if the proposed Acquisition by Metrocall is consummated. In addition, in the past, Daniels has advised Metrocall regarding other possible acquisitions and has received fees from Metrocall relating to Daniels' services. However, Daniels is not entitled to receive any fees from Metrocall in connection with the Acquisition. Daniels does not believe that these relationships in any way affect its ability to fairly and impartially render the opinion set forth herein.

     You have asked us whether or not, in our opinion, the aggregate consideration to be received by Page America from Metrocall for the assets being sold in the proposed Acquisition is fair to Page America from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things, done the following:

          (1) Reviewed the Joint Proxy Statement/Prospectus of Page America and Metrocall and the related Registration Statement;

          (2) Reviewed Page America's and Metrocall's respective annual reports and audited financial statements and related financial information for the three fiscal years ended December 31, 1995, and the most recently available related unaudited financial information of each company;

          (3) Reviewed certain information relating to the business, earnings, cash flow, assets and prospects of Page America and Metrocall, furnished to us by Page America and Metrocall, respectively.

          (4) Conducted discussions with members of senior management of Page America and Metrocall regarding the business and prospects of Page America and Metrocall, respectively;

          (5) Reviewed minutes of meetings of the Board of Directors of Page America at which the proposed Acquisition was discussed;

          (6) Compared the results of operations of Page America with those of certain companies which we deemed to be reasonably similar to Page America;

Board of Directors
January   , 1997
Page 2

          (7) Compared the proposed financial terms of the Acquisition contemplated by the Agreement with the terms of certain other mergers and acquisitions which we deemed to be relevant;

          (8) Reviewed a copy of the initial Asset Purchase Agreement, dated
     April 22, 1996, as well as a copy of the Agreement dated January   , 1997,
     including all exhibits and addendums thereto; and

          (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary for purposes of our opinion.

     In preparing our opinion, we have relied on the accuracy and completeness of all financial and other information supplied or otherwise made available to us by Page America and/or Metrocall. We have not independently verified such information and/or made or obtained any independent evaluation or appraisal of the assets of Page America or Metrocall. This opinion does not constitute a recommendation to any of the shareholders of Page America as to how such shareholders should vote on the proposed Acquisition. This opinion does not address the relative merits of the Acquisition as compared with any other transactions submitted to Page America or discussed by the Board of Directors of Page America as alternatives to the Acquisition, or the decision of the Board of Directors to proceed with the Acquisition. This opinion is based on market, economic, financial and other conditions as they existed and could be evaluated as of this date.

     In rendering this opinion, we have not been engaged to act as an agent or fiduciary of, and, to the extent permitted by law, the Board of Directors has expressly waived any duties or liabilities we may otherwise be deemed to have had to Page America's shareholders or any other third party.

     On the basis of and subject to the foregoing, we are of the opinion that, as of this date, the aggregate consideration to be received by Page America from Metrocall for the assets being sold in the Acquisition is fair to Page America from a financial point of view.

     We hereby consent to the mention of our name in the Registration Statement on Form S-4 of Metrocall, and the inclusion of this opinion in the Joint Proxy Statement/Prospectus of Page America and Metrocall constituting a part thereof.

                                          Very truly yours,

                                          DANIELS & ASSOCIATES, L.P.

                            PAGE AMERICA GROUP, INC.
                   PROXY FOR SPECIAL MEETING OF STOCKHOLDERS
                                                    , 1997

    THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF PAGE AMERICA GROUP, INC.

    The undersigned stockholder of Page America Group, Inc., a New York corporation, revoking any previous proxies for its shares, hereby appoints David
A. Barry, Kathleen C. Parramore, Martin Katz and Martin H. Neidell, and each of them, the true and lawful attorneys-in-fact and proxies of the undersigned, each having full power of substitution, to vote all shares of stock which the undersigned is entitled to vote at the Special Meeting of Stockholders of Page
America Group, Inc. to be held on                    , 1997, and at any
adjournments thereof, on all matters set forth in the Notice of Special Meeting
of Stockholders and the related Proxy Statement dated                    , 1997
as follows:

    1. Approval of the Amended and Restated Asset Purchase Agreement dated as of January 29, 1997 and the Plan of Liquidation and the transactions contemplated thereby, all as more fully described in the Proxy Statement.

       FOR [ ]                       AGAINST [ ]                     ABSTAIN [ ]

                  (continued and to be signed on reverse side)

                          (continued from other side)

    THE PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFIC INSTRUCTIONS ON THE REVERSE SIDE. IN THE ABSENCE OF SUCH INSTRUCTIONS, THIS PROXY WILL BE VOTED FOR APPROVAL OF THE AMENDED AND RESTATED ASSET PURCHASE AGREEMENT AND THE PLAN OF LIQUIDATION AND THE TRANSACTIONS CONTEMPLATED THEREBY.

    The undersigned hereby acknowledges receipt of the Notice of Special Meeting
of Stockholders and the related Proxy Statement dated                   , 1997.

                                              Dated______________________ , 1997

                                              __________________________________
                                                          Signature

                                               _________________________________
                                                    Signature if held jointly

PLEASE DATE AND SIGN ABOVE EXACTLY AS YOUR NAME OR NAMES APPEAR HEREON. JOINT OWNERS SHALL EACH SIGN PERSONALLY. CORPORATE PROXIES SHOULD BE SIGNED IN FULL CORPORATE NAME BY AN AUTHORIZED OFFICER AND ATTESTED. PERSONS SIGNING IN A FIDUCIARY CAPACITY SHOULD INDICATE THEIR FULL NAME, IN SUCH CAPACITY.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") empowers a Delaware corporation to indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify such persons against expenses (including attorneys' fees) in actions brought by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and to the extent the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery or other such court shall deem proper. To the extent such person has been successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for in, or granted pursuant to, Section 145 is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 145 also provides that a corporation may maintain insurance against liabilities for which indemnification is not expressly provided by the statute.

     Section 6 of the Metrocall Amended and Restated Certificate of Incorporation provides for indemnification of the directors, officers, employees and agents of Metrocall to the full extent currently permitted by the DGCL.

     In addition, the Metrocall Amended and Restated Certificate of Incorporation, as permitted by Section 102(b) of the DGCL, limits directors' liability to Metrocall and its stockholders by eliminating liability in damages for breach of fiduciary duty. Section 5.5 of the Metrocall Amended and Restated Certificate of Incorporation provides that neither Metrocall nor its stockholders may recover damages from Metrocall directors for breach of their fiduciary duties in the performance of their duties as directors of Metrocall. As limited by Section 102(b), this provision cannot, however, have the effect of indemnifying any director of Metrocall in the case of liability (i) for a breach of the director's duty of loyalty, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transactions for which the director derived an improper personal benefit.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

           2.1     Asset Purchase Agreement by and among Page America Group, Inc., Page America of New York, Inc., Page America of Illinois, Inc., Page America
                   Communications of Indiana, Inc. Page America of Pennsylvania, Inc. and
                   Metrocall, Inc. dated as of April 22, 1996.(a)
           2.2     Amended and Restated Asset Purchase Agreement by and among Page America
                   Group, Inc., Page America of New York, Inc., Page America of Illinois, Inc.,
                   Page America Communications of Indiana, Inc., Page America of Pennsylvania,
                   Inc. and Metrocall, Inc. dated as of January 30, 1997.*
           3.1     Amended and Restated Certificate of Incorporation of Metrocall, Inc., as
                   amended.+
           3.2     Fourth Amended and Restated Bylaws of Metrocall, Inc., as amended.(c)
           4.1     Specimen Certificate representing the Metrocall, Inc. Common Stock.(b)
           4.2     Form of Certificate of Designation, Number, Powers, Preferences and
                   Relative, Participating, Optional and Other Rights of Metrocall, Inc. Series
                   B Junior Convertible Preferred Stock+
           4.3     Specimen Certificate of Metrocall Series B Junior Convertible Preferred
                   Stock+
           4.4     Form of Certificate of Designation, Number, Powers, Preferences and
                   Relative, Participating, Optional and Other Rights of Metrocall, Inc. Common
                   Stock Equivalent Convertible Preferred Stock+
           4.5     Specimen Certificate of Metrocall Common Stock Equivalents+
           5.      Opinion of Wilmer, Cutler & Pickering as to the legality of the securities being registered.+
          23.1     Consent of Wilmer, Cutler & Pickering (included in Exhibit 5).+
          23.2     Consent of Arthur Andersen LLP, as independent public accountants for
                   Metrocall, Inc.*
          23.3     Consent of Arthur Andersen LLP, as independent public accountants for O.R.
                   Estman, Inc. and Dana Paging, Inc. dba Satellite Paging.*
          23.4     Consent of Hutton, Patterson & Company, as independent public accountants for Parkway Paging, Inc.*
          23.5     Consent of Deloitte & Touche LLP, as independent accounts for A+ Network,
                   Inc.+
          23.6     Consent of Price Waterhouse LLP, as independent accountants for Network
                   Paging Corporation.+
          23.7     Consent of Ernst & Young LLP, as independent auditors for Page America
                   Group, Inc.*
          24       Power of Attorney (included in signature pages of this Registration
                   Statement)*

        -----------------------

         *  Exhibit filed herewith.

         +  Exhibit to be filed by amendment.

        (a) Incorporated by reference to Metrocall's Statement on Schedule 13D, filed with the Commission on May 2, 1996.

        (b) Incorporated by reference to Metrocall's Registration Statement on Form S-1, as amended (File No. 33-63886), filed with the Commission on July 12, 1993.

        (c) Incorporated by reference to Metrocall's Registration Statement on Form S-4, as amended. (File No. 333-6919), filed with the Commission on October 4, 1996.

     (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) of this Form.

     (c) The exhibits required pursuant to Item 21(c) of this Form are furnished as part of the Proxy Statement/Prospectus.

ITEM 22. UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (c)(1)(i) and (c)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
          Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (e) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by other terms of the applicable form.

     (f) The registrant hereby undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, Commonwealth of Virginia, on February 4, 1997.

                                          METROCALL, INC.

                                          By: /s/ WILLIAM L. COLLINS, III
                                            ------------------------------------
                                            Name: William L. Collins, III
                                            Title:  President and CEO

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Metrocall, Inc., hereby severally constitute and appoint William L. Collins III and Vincent D. Kelly, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any all amendments to said Registration Statement (including post-effective amendments), and generally to do all such things in our names and in our capacities as officers and directors to enable Metrocall, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURES                              CAPACITY                        DATE
------------------------------------   ------------------------------------   ------------------

    /s/ WILLIAM L. COLLINS, III         President, Chief Executive Officer      February 4, 1997
------------------------------------                   and
      WILLIAM L. COLLINS, III             Director (Principal Executive
                                                     Officer)

        /s/ VINCENT D. KELLY            Vice President and Chief Financial      February 4, 1997
------------------------------------     Officer (Principal Financial and
          VINCENT D. KELLY                     Accounting Officer)

      /s/ RICHARD M. JOHNSTON                 Chairman of the Board             February 4, 1997
------------------------------------
        RICHARD M. JOHNSTON

      /s/ RONALD V. APRAHAMIAN                       Director                   February 4, 1997
------------------------------------
        RONALD V. APRAHAMIAN

                                                     Director
------------------------------------
        HARRY L. BROCK, JR.

        /s/ SUZANNE S. BROCK                         Director                   January 27, 1997
------------------------------------
          SUZANNE S. BROCK

     /s/ FRANCIS A. MARTIN, III                      Director                   February 4, 1997
------------------------------------
       FRANCIS A. MARTIN, III

         /s/ RYAL R. POPPA                           Director                   January 28, 1997
------------------------------------
           RYAL R. POPPA

      /s/ RAY D. RUSSENBERGER                        Director                   February 4, 1997
------------------------------------
        RAY D. RUSSENBERGER

       /s/ ELLIOTT H. SINGER                         Director                   February 4, 1997
------------------------------------
         ELLIOTT H. SINGER

         /s/ MICHAEL GREENE                          Director                   February 4, 1997
------------------------------------
           MICHAEL GREENE

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                              DESCRIPTION
------            --------------------------------------------------------------------------------
  2.1        --   Asset Purchase Agreement by and among Page America Group, Inc., Page America of
                  New York, Inc., Page America of Illinois, Inc., Page America Communications of
                  Indiana, Inc. Page America of Pennsylvania, Inc. and Metrocall, Inc. dated as of
                  April 22, 1996.(a)
  2.2        --   Amended and Restated Asset Purchase Agreement by and among Page America Group,
                  Inc., Page America of New York, Inc., Page America of Illinois, Inc., Page
                  America Communications of Indiana, Inc., Page America of Pennsylvania, Inc. and
                  Metrocall, Inc. dated as of January 30, 1997.*
  3.1        --   Amended and Restated Certificate of Incorporation of Metrocall, Inc., as
                  amended.+
  3.2        --   Fourth Amended and Restated Bylaws of Metrocall, Inc., as amended.(c)
  4.1        --   Specimen Certificate representing the Metrocall, Inc. Common Stock.(b)
  4.2        --   Form of Certificate of Designation, Number, Powers, Preferences and Relative,
                  Participating, Optional and Other Rights of Metrocall, Inc. Series B Junior
                  Convertible Preferred Stock+
  4.3        --   Specimen Certificate of Metrocall Series B Junior Convertible Preferred Stock+
  4.4        --   Form of Certificate of Designation, Number, Powers, Preferences and Relative,
                  Participating, Optional and Other Rights of Metrocall, Inc. Common Stock
                  Equivalent Convertible Preferred Stock+
  4.5        --   Specimen Certificate of Metrocall Common Stock Equivalents+
  5.         --   Opinion of Wilmer, Cutler & Pickering as to the legality of the securities being registered.+
 23.1        --   Consent of Wilmer, Cutler & Pickering (included in Exhibit 5).+
 23.2        --   Consent of Arthur Andersen LLP, as independent public accountants for Metrocall,
                  Inc.*
 23.3        --   Consent of Arthur Andersen LLP, as independent public accountants for O.R.
                  Estman, Inc. and Dana Paging, Inc. dba Satellite Paging.*
 23.4        --   Consent of Hutton, Patterson & Company, as independent public accountants for
                  Parkway Paging, Inc.*
 23.5        --   Consent of Deloitte & Touche LLP, as independent accounts for A+ Network, Inc.+
 23.6        --   Consent of Price Waterhouse LLP, as independent accountants for Network Paging
                  Corporation.+
 23.7        --   Consent of Ernst & Young LLP, as independent auditors for Page America Group,
                  Inc.*
 24          --   Power of Attorney (included in signature pages of this Registration Statement)*

---------------
 *  Exhibit filed herewith.

 +  Exhibit to be filed by amendment.

(a) Incorporated by reference to Metrocall's Statement on Schedule 13D, filed with the Commission on May 2, 1996.

(b) Incorporated by reference to Metrocall's Registration Statement on Form S-1, as amended (File No. 33-63886), filed with the Commission on July 12, 1993.

(c) Incorporated by reference to Metrocall's Registration Statement on Form S-4, as amended. (File No. 333-6919), filed with the Commission on October 4, 1996.